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05010538

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REGISTRANT'S NAME Fuji Photo Film Co Ltd

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FILE NO. 82- 78 FISCAL YEAR 3-31-05

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The file number "82-78"
(e)A copy of Annual Report which is prepared in the English language

AR/S
3-31-05

Fuji Photo Film Co Ltd

Annual Report 2005

I&I–Imaging & Information



FUJIFILM will constantly strive to develop superior technologies and to continue to cultivate an imaging and information culture. As a global company fully trusted by both customers and society itself, we aim to make innovative use of the most advanced technologies to create beautiful images and wide-ranging information and provide the imaging, information, and document solutions that will best meet the increasingly sophisticated needs of the world community.







Contents

Cover: Historic Sanctuary of Machu Picchu   Photographed by Masaharu Uemura

Financial Highlights

Fuji Photo Film Co., Ltd. and Subsidiaries

	Year ended March 31			
	2005	2004	2003	**2005**
	(Millions of yen, except per share figures)			(Thousands of U.S. dollars, except per share figures) *(Note 1)*
Revenue	**¥2,527,374**	¥2,566,725	¥2,511,921	**$23,620,318**
Operating income	**164,442**	184,900	164,400	**1,536,841**
Income before income taxes	**162,346**	164,948	120,513	**1,517,252**
Net income	**84,500**	82,317	48,579	**789,720**
Per share of common stock (¥/$):				
Net income (Note 2)	**¥ 164.78**	¥ 160.38	¥ 94.51	**$ 1.54**
Cash dividends	**25.00**	25.00	25.00	**0.23**
Research and development expenses	**¥ 168,017**	¥ 173,323	¥ 159,119	**$ 1,570,253**
Capital expenditure	**157,420**	160,740	127,319	**1,471,215**
Depreciation (Note 3)	**130,360**	124,634	126,695	**1,218,318**
Total assets at year-end	**2,983,457**	3,023,509	2,958,317	**27,882,776**
Total shareholders' equity at year-end	**1,849,102**	1,749,882	1,680,611	**17,281,327**
Number of employees at year-end	**75,638**	73,164	72,633	

Notes: 1. U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥107=US$1, the exchange rate prevailing on March 31, 2005.
2. The computation of net income per share is based on the average number of shares outstanding during each year.
3. Figures for depreciation do not include depreciation expense for rental equipment handled by the Document Solutions segment.


Revenue
(Billions of yen)
2,527.3
'01
'02
'03
'04
'05
Net Income
(Billions of yen)
117.9
81.3
48.5
82.3
84.5
'01
'02
'03
'04
'05
Net Income per Share of Common Stock
(Yen)
229.11
158.05
94.51
160.38
164.78
'01
'02
'03
'04
'05



Shigetaka Komori, President and Chief Executive Officer

During the fiscal year under review (April 1, 2004, to March 31, 2005), the global economy showed a general trend of recovery during the first half of the year, owing to such factors as increased personal consumption in the United States and in China and other Asian countries as well as robust corporate capital investment. In the latter half of the year, however, surging crude oil prices began affecting the global economy, quickly spurring fears of an economic slowdown. In Europe, economic conditions were sluggish, owing to the combined effects of rising oil prices and the appreciation of the euro. In Japan, despite a trend of increase in private-sector capital investment and expectations of an escape from deflationary trends, the continued slackness of employment conditions and a slight weakening of exports kept the pace of economic recovery slow.

Amid these conditions, Fujifilm's consolidated revenue benefited from increased sales of flat panel display materials due to abundant demand for such materials as well as the general strength of sales of digital color multifunction devices and office-use printers in the Document Solutions field. However, revenue was negatively affected by a decrease in demand for color films in Japan, North America, and Europe; a rapid deceleration of growth in demand for digital cameras, particularly in Japan and North America; a drop in prices of recording media due to intensifying competition; the progressive appreciation of the yen against the U.S. dollar; and other factors. As a result, the Company's consolidated revenue declined 1.5%, to ¥2,527.3 billion ($23,620 million), compared with the previous fiscal year. Domestic revenue amounted to ¥1,311.8 billion ($12,261 million), down 1.8%, while overseas revenue totaled ¥1,215.5 billion ($11,359 million), down 1.2%.

The Company worked to reduce the cost of sales and operating expenses through such measures as those to improve manufacturing efficiency and to reevaluate and optimize procurement processes. However, a rise in raw materials costs boosted the cost of sales, while temporary expenses were incurred in connection with various structural reform measures. Reflecting these overall factors as well as a one-time gain on the transfer of the substitutional portion of Fuji Xerox's employee pension fund liabilities, operating income was restrained to ¥164.4 billion ($1,537 million), down 11.1%.

Income before income taxes amounted to ¥162.3 billion ($1,517 million), down 1.6%, reflecting a ¥17.9 billion improvement in the balance of nonoperating income and expenses due to such factors as a shift from negative to positive figures in foreign exchange gains (losses) recognized on the settlement and translation of foreign-currency-denominated receivables and a decrease in interest expense accompanying the Company's efforts to reduce external borrowings. A drop in the effective corporate income tax rate and other factors supported a rise in net income, which reached ¥84.5 billion ($790 million), up 2.7%.

The effective currency exchange rates for the U.S. dollar and the euro against the yen during the year were ¥108 and ¥135, respectively.

To offer investment opportunities to a greater number of people and further increase the market liquidity of its shares, Fujifilm reduced the trading unit size from 1,000 shares to 100 shares, effective as of September 1, 2004. In addition, aiming to augment the efficiency of its capital structure, the Company undertook its first share buy-back program during the period from February 1, 2005, through March 18, 2005. The program entailed the use of approximately ¥15.0 billion ($140 million) to purchase approximately four million shares on the open market.

Toward the Goals of VISION75

The Fujifilm Group is implementing various measures to attain the goals of the VISION75 medium-term management plan, which is designed to realize a new surge of business growth. In line with VISION75's fundamental strategies—"building new growth strategies," "implementing comprehensive structural reforms at all management levels," and "enhancing consolidated management"—Fujifilm is working to further expand its growth businesses and create new businesses by proactively taking such measures as those to strengthen its R&D capabilities and pursue M&A transactions and strategic alliances with third parties. Moreover, the Company is implementing a variety of structural reforms, including those related to its domestic marketing and distribution systems for its Imaging Solutions operations.

*For more information on VISION75, please refer to the feature article (pages 4 and 5).

Toward Sustainable Development

Since its founding, Fujifilm has proactively implemented numerous environmental protection programs in line with a corporate philosophy that emphasizes environmental consciousness and conservation. Based on the Fujifilm Group Green Policy medium-term environmental policy, we have conducted numerous activities designed to maintain high levels of "environmental quality" in our products, services, and corporate activities. Through efforts centered on the CSR Division, which was established in April 2004, Fujifilm is undertaking a growing number of corporate social responsibility (CSR) activities associated with environmental protection goals as well as compliance and risk management objectives. Fujifilm will strive to ensure its operations reflect a balanced consideration of issues from environmental, economic, and social perspectives. In this way, the Company is seeking to realize its own sustained development while contributing to the "sustainable development" of the earth and global society.

To All Those Who Have Supported Fujifilm

To improve its capabilities for flexibly and quickly responding to future changes in its operating environment, the Fujifilm Group is concertedly working to attain its VISION75 objectives and thereby further strengthen its management base and competitiveness and augment corporate value.

In conclusion, I would like to express my sincere appreciation to Fujifilm's shareholders, customers, and business partners along with my hope for their continued support and encouragement.

July 2005

Shigetaka Komori
President and Chief Executive Officer

The VISION75 Medium-Term Management Plan—Fiscal 2005 Review

Fujifilm's VISION75 medium-term management plan articulates three fundamental strategies: "building new growth strategies," "implementing comprehensive structural reforms at all management levels," and "enhancing consolidated management." We are now implementing diverse measures aimed at attaining these objectives. This section of the annual report will present an overview of the measures taken during the fiscal year under review to achieve the first two objectives—"building new growth strategies" and "implementing comprehensive structural reforms at all management levels."

Building New Growth Strategies

Aiming to further expand its growth businesses and to create new businesses to support the future, the Company is proactively making capital and R&D investments while also undertaking diverse M&A transactions.

Making Capital and R&D Investments

Augmenting Flat Panel Display (FPD) Materials Manufacturing Capacity

To respond to the surging expansion of markets for LCD televisions and other FPDs, Fujifilm has been accelerating the pace of expansion of its FUJITAC and WV Film manufacturing capacities, particularly of FUJIFILM Opto Materials Co., Ltd. Moreover, a recently established domestic manufacturing subsidiary, Kumamoto Prefecture based FUJIFILM Kyushu Co., Ltd., has begun the first stage of its facilities construction plan, which involves the creation of two FUJITAC manufacturing lines. We intend to continue proactively making the investments needed to further expand our FPD material businesses.

■ FPD Materials Annual Manufacturing Capacity


(Millions of square meters)
400
350
300
250
200
150
100
50
110
90
70
50
180
50
180
70
230
70
280
70
280
90
330
90
380
90
'05.3
'05.8
'05.9
'05.12
'06.6
'06.12
'07.4
FUJITAC (Left scale)
WV Film (Right scale)

Constructing the Advanced Core Technology Laboratory

Fujifilm has begun constructing a new research facility based in Kanagawa Prefecture in Japan, the Advanced Core Technology Laboratory, scheduled for completion by March 2006. This facility will enable the physical consolidation of three corporate laboratories engaged in horizontally integrated Companywide basic research programs and will synergistically integrate expertise from various fields to create innovative new technologies. In the future, the scope of the Advanced Core Technology Laboratory's operations will be broadened to include research involving the technologies obtained from such Group companies as Fuji Xerox and FUJINON CORPORATION as well as technologies obtained through corporate alliances, corporate-academic alliances, and M&A transactions. In this way, the new laboratory is projected to constitute a core facility for R&D programs that promote innovation throughout the Fujifilm Group.



▲ Artist's concept of the Advanced Core Technology Laboratory

M&A Transactions

Expanding Global Semiconductor-Related Processing Materials Operations

Having previously supplied companies in Japan, elsewhere in East Asia, and Oceania with such light-sensitive materials as photoresists for semiconductor manufacturing applications, Fujifilm reinforced its semiconductor processing materials business with the November 2004 acquisition of the Microelectronic Materials division of U.S.-based Arch Chemicals, Inc., which includes units handling R&D, manufacturing, and marketing operations for semiconductor-related chemical products. As a result of the acquisition, Fujifilm has become able to integrate marketing units in North America and Europe and undertake global business expansion.

Establishing a Presence in Industrial Ink Markets

In February 2005, Fujifilm acquired U.K.-based Sericol Group Limited, which has a leading share of the global markets for screen printing inks and industrial ink-jet inks. The acquisition transformed Sericol Group companies in 17 countries into wholly owned subsidiaries of Fujifilm. FUJIFILM Sericol UK Limited and the other acquired companies have started operations. While Fujifilm has been providing products and services for commercial-, publishing-, and newspaper-related printing applications, the acquisition of Sericol will enable the Company to further expand its graphic arts business by extending its operations into such fields as screen printing, package printing, and other industrial printing fields that are expected to sustain steady demand growth in the future.


SERICOL
More than ink...Solutions.
FUJIFILM

▶ FUJIFILM Sericol UK Limited is responsible for a portion of graphic arts operations.

■ Fundamental Strategies of the VISION75 Medium-Term Management Plan and Principal Activities in Fiscal 2005


Constructing New R&D Facility
• Construction of the Advanced Core Technology Laboratory
Expanding Global Semiconductor-Related Processing Materials Operations
• Acquisition of Microelectronic Materials division of Arch Chemicals, Inc.
Augmenting FPD Materials Manufacturing Capacity
• Establishment of FUJIFILM Kyushu Co., Ltd.
• Expansion of manufacturing capacities at existing plants
Building New Growth Strategies
Establishing a Presence in Industrial Ink Markets
• Acquisition of U.K.-based Sericol Group Limited
Reforming Marketing and Distribution Systems for Domestic Imaging Business
• Establishment of FUJIFILM IMAGING Co., Ltd.
• Reorganization of photo processing labs in Japan
Further Motivate Employees and Enhance Skills
Bolstering Fuji Xerox's Operations
• Shift of manufacturing operations to consolidated facilities in China
• Increase in use of common standardized components
• Restraint of overall labor expenses
Reorganizing Equipment Manufacturing Systems
• Integration of five equipment manufacturing subsidiaries
• Establishment of FUJIFILM TECHNO PRODUCTS CO., LTD.
• Reduction of external borrowing by unifying the management of domestic Group companies' funds

Implementing Comprehensive Structural Reforms at All Management Levels

After thoroughly reevaluating the role of each Group company, Fujifilm is working to reorganize the companies and upgrade each company's functional capabilities and operational efficiency.

Reforming Marketing and Distribution Systems for Domestic Imaging Business

On October 1, 2004, the Company established FUJIFILM IMAGING Co., Ltd., which has unified a variety of domestic imaging-related marketing operations that were previously dispersed among numerous Group companies. Fujifilm was also able to shift four major photographic product distributors' domestic marketing operations for Fujifilm Group products to FUJIFILM IMAGING. These reforms of our marketing and distribution systems for the domestic imaging business are greatly reducing marketing and distribution costs, boosting domestic distribution efficiency, and strengthening marketing and service systems.

Bolstering Fuji Xerox's Operations

Fuji Xerox is progressively shifting its multifunction device and copy machine manufacturing operations to facilities in China. This shift is helping to consolidate its facilities for manufacturing multifunction devices, copy machines, and printers, thereby reducing manufacturing expenses and improving overall manufacturing efficiency. It is also facilitating the use of standardized components that can be utilized in multiple products and greatly reducing procurement costs. From April 1, 2004, Fuji Xerox has shifted from an internal company operation to a business group operation while simultaneously effecting a large reduction in the number of departments within the company, thereby streamlining its organizational structure. To increase its personnel cost productivity, Fuji Xerox is resolutely proceeding with a comprehensive program of personnel cost reform measures, including the introduction of an early retirement system and reevaluation of the current pension and retirement systems.

Reorganizing Equipment Manufacturing Systems

On April 1, 2005, Fujifilm merged five Group companies engaged in the manufacture of such products as Frontier digital minilabs and FCR (Fuji Computed Radiography) medical imaging and diagnosis products. In addition to combining the manufacturing technologies and other strengths of its predecessor companies with the goal of strengthening its manufacturing capabilities, the merged company, FUJIFILM TECHNO PRODUCTS CO., LTD., is seeking to improve its cost-competitiveness by unifying procurement operations and consolidating various corporate functions.



Medical Imaging Systems That Augment the Accuracy and Efficiency of Diagnoses

Fujifilm first became involved in medical business by supplying X-ray film. In the 1980s, the Company was the first to succeed in digitizing X-ray images and thereby pioneered the field of computed radiography. During the more than two decades since then, we have continuously developed new technologies that have enabled us to retain our leading position in the field of medical imaging. In recent years, we have also developed SYNAPSE and other systems that use such networks as LANs and the Internet to facilitate the efficient management and utilization of medical images. By integrating sophisticated image processing technologies with networks, Fujifilm has supported progress in image-based diagnosis. In this way, we are helping improve the quality and efficiency of medical care and making important contributions to better human health.

Increasing Digitization of Medical Imaging for Diagnoses

With the 1983 launch of the FCR (Fuji Computed Radiography), Fujifilm became the first company in the world to manufacture a film-free diagnostic system using X-ray images. Since then, the Company has accumulated new technologies and market information that have enabled it to develop a powerful lineup of FCR products, introduce those products in a great number of medical facilities throughout the world, and maintain the top share of the global market. Because it leverages our unique Image Intelligence™ image processing technology to create extremely clear images, the FCR line has earned very high evaluations among users.

Endoscopes Offering Overwhelmingly Superior Image Quality

Fujifilm has proactively moved forward with the digitization of endoscopes, developing the world's first digital endoscope in 1984 and marketing the world's first fully digital electronic video endoscopy system, Sapientia, in 2004. High image quality is crucial for endoscope-based diagnosis, which seeks to identify signs of disease in the form of subtle changes in tissue coloring and shape. Because Sapientia is a fully digital system, it offers overwhelmingly superior image quality that enables outstanding lesion-discovery capabilities.



FCR PROFECT CS

The top model of the FCR line, the FCR PROFECT CS is the optimal unit for the early detection of breast cancer with digital X-ray mammography imaging. It is differentiated from competing products by its ability to clearly display all parts of the breast, including those that were previously difficult to display.


Applying Image Intelligence™ Sophisticated Image Processing Technology to the Medical Imaging Business
Image Intelligence™
Most recent diagnostic image
Previous diagnostic image
Highlighted change between previous and most recent images

The Image Intelligence™ image processing technology featured by Frontier series digital minilabs is also incorporated in such products as those in the FCR and Sapientia lines. By enabling functions that include highlighting the difference between new and old images of the same patient and those for automatically optimizing images, this technology is helping improve the accuracy and efficiency of diagnoses.

■ Use of SYNAPSE to Network Diverse Types of Fujifilm Medical Equipment


Regional hub hospital
FCR
CR Console
FCR VELOCITY U
CR Console
FCR PROFECT CS
MRI
CT
Transmission of images
Medical-use picture archiving and communications system
SYNAPSE
Storage and management of image information
SYNAPSE SERVER
Appropriate provision of images
Film output
Film output
DRYPIX7000 dry imager
DRYPIX1000 dry imager

Medical Information Systems Centered on the SYNAPSE Picture Archiving and Communications System

The growing use of IT in medical facilities has drawn increasing attention to picture archiving and communications systems (PACS) that enable the digitization, integration, management, and storage of various image information. Following the development of its next-generation PACS—SYNAPSE—in the United States, the top country with respect to the creation of medical image networks, Fujifilm has been successfully marketing the system, which has so far been installed in more than 140 facilities in Japan and approximately 500 facilities worldwide.



What are PACS?

PACS are systems that enable the management of huge volumes of image information from diverse types of diagnostic equipment, and they allow information to be accessed from both inside and outside hospitals. Besides allowing the networking of image information within hospitals, PACS can use the Internet to create regional networks of numerous medical facilities. In the near future, it is expected that the use of PACS will greatly increase throughout the world.

Superiority of the SYNAPSE

- High-quality image display based on sophisticated digital image processing technologies
- Quick access to even high-quality images from anywhere due to the use of advanced image compression technologies
- Sustained up-to-date performance and functionality through installation of the latest software into existing hardware
- Innovative system design and maintenance service, which prevent system breakdowns before they happen and ensure stable operation


Internet VPN
Medical specialist's reading
SYNAPSE VIEWER
Image usage
Outpatient ward
Operating room
Multiple diagnostic data terminals
Radiography department
Endoscope
Sapientia fully digital electronic video endoscopy system
Hospital A
Makes request for examination at regional hub hospital, reads diagnostic information over Internet
Web browser
Hospital B
Multi-data-source management among hospitals with SYNAPSE SERVERS
SYNAPSE VIEWER
SYNAPSE SERVER
Hospital C
Requests diagnostic reading from regional hub hospital through Internet transmission
Web browser
FCR

Future Trends in Medical Imaging Business

The digitization of medical images and use of medical information networks are expected to become increasingly common in the future. The creation of networks that include small, medium-sized, and large hospitals as well as clinics is helping promote the sharing and consolidated management of medical information, and this is projected to greatly increase medical support involving multiple facilities. In the medical imaging field, which is expected to continue growing, Fujifilm is drawing on the highly advanced image-processing technologies it has accumulated over many years to further increase the added value of such diagnostic products as those in the FCR line and endoscope line. At the same time, we are seeking to expand our business related to such new-generation medical network systems as the SYNAPSE and the C@Rna*, whose development was completed in April 2005.

* C@Rna is a network service based on high-speed circuits that link data centers with nearby hospitals and other nearby medical facilities to enable more efficient operations in medical facilities as well as the creation of local medical networks. This service is being launched progressively in Japan.

Business Segments

Since it was established to initiate the domestic manufacture of photographic film in Japan, Fujifilm has expanded its operations in the Imaging & Information (I&I) field. Using advanced digital technologies, network technologies, image processing technologies, and other technologies, the Fujifilm Group has expanded from its original field of silver-halide photographic films into diverse new business fields, such as medical imaging systems, graphic arts systems, flat panel display materials, recording media, and copy machines.



FUJIFILM DIGITAL IMAGING FDi
Imaging Solutions
Color films, digital cameras, photofinishing equipment, and color paper, chemicals, and services for photofinishing
Proportion of Revenue from Imaging Solutions Segment
29.4%
Breakdown of Revenue
Labs and FDi Services 21%
Color Films and Others 21%
Photofinishing Equipment 12%
Electronic Imaging 25%
Color Paper and Chemicals 17%
Revenue
(Billions of yen)
1,000
500
0
831.0
815.5
743.0
'03
'04
'05
Operating Income (Loss)
(Billions of yen)
100
50
0
45.1
43.5
-7.1
'03
'04
'05
Year ended March 31
Information Solutions
System devices for graphic arts, medical imaging, and information systems, flat panel display materials, and recording media
FUJIFILM
DVD-R
Proportion of Revenue from Information Solutions Segment
30.4%
Breakdown of Revenue
Office & Industry 12%
Medical Imaging 27%
Recording Media 14%
Graphic Arts 29%
Flat Panel Display Materials 13%
Revenue
(Billions of yen)
1,000
500
0
724.3
755.1
768.6
'03
'04
'05
Operating Income
(Billions of yen)
100
50
0
63.8
76.4
71.1
'03
'04
'05
Year ended March 31
Document Solutions
Office copiers/multifunction printers (MFPs), printers, production systems and services, paper, consumables, and office services
Proportion of Revenue from Document Solutions Segment
40.2%
Breakdown of Revenue
Office Services 6%
Production Services 10%
Office Products 53%
Office Printers 16%
Revenue
(Billions of yen)
1,000
500
0
956.6
996.1
1,015.7
'03
'04
'05
Operating Income
(Billions of yen)
100
50
0
55.5
65.1
100.4
'03
'04
'05
Year ended March 31

Geographic Information

Since the latter half of the 1960s, Fujifilm has considerably expanded its exports to countries throughout the world and built a tripolar global manufacturing network concentrated in Japan, North America, and Europe. The Company is also endeavoring to bolster its marketing and manufacturing capabilities in China, which is realizing tremendous economic growth.


Proportion of Revenue from Japan
51.9%
Revenue
(Billions of yen)
1,000
500
0
1,330.1
1,336.0
1,311.8
'03
'04
'05
Year ended March 31
Proportion of Revenue from The Americas
20.4%
Revenue
(Billions of yen)
1,000
500
0
562.8
541.9
515.2
'03
'04
'05
Year ended March 31
The Americas
Japan
Asia and Others
Europe
Proportion of Revenue from Asia and Others
13.9%
Revenue
(Billions of yen)
1,000
500
0
285.3
312.8
350.4
'03
'04
'05
Year ended March 31
Proportion of Revenue from Europe
13.8%
Revenue
(Billions of yen)
1,000
500
0
333.7
376.0
349.9
'03
'04
'05
Year ended March 31

Imaging Solutions

Sales in this segment were negatively affected by declining demand for color films as well as a slump in digital camera sales in the North American market. Moreover, a high share of this segment's sales is via U.S.-dollar-denominated transactions, causing the appreciation of the yen relative to the dollar to have a large impact. As a result, consolidated revenue in the segment amounted to ¥743.0 billion, down 8.9% from the previous fiscal year. Segment profitability was depressed by such factors as temporary expenses associated with the restructuring of distribution operations in Japan and large rises in the prices of silver and other important raw materials.



Proportion of Revenue from Imaging Solutions Segment
29.4%
Breakdown of Revenue
Labs and FDi Services 21%
Color Films and Others 21%
Photofinishing Equipment 12%
Electronic Imaging 25%
Color Paper and Chemicals 17%
Revenue
(Billions of yen)
1,000
500
0
831.0
815.5
743.0
'03
'04
'05
Operating Income (Loss)
(Billions of yen)
100
50
0
45.1
43.5
-7.1
'03
'04
'05
Year ended March 31

The Imaging Solutions segment includes color films, digital cameras, photofinishing equipment, and color paper, chemicals and services for photofinishing.



FinePix
FUJIFILM

FinePix F10



FinePix
FUJIFILM

FinePix S3 Pro

FinePix Z1

Color Paper, Chemicals, and Photofinishing Equipment

Fujifilm is taking strategically emphasized measures to compensate for the declines in silver-halide film use and related demand for prints by increasing opportunities for creating digital photo prints. In the fiscal year under review, installations of Frontier series digital minilabs proceeded smoothly in North America and other regions, and the convenience of "Print at Retail" (digital camera prints created at retail outlets) was further enhanced with the December 2004 launch of the Frontier 570, which has both super-high-speed processing capabilities and high-level efficiency, enabling it to process a memory-chip load in only 2 minutes and 28 seconds*. We also strengthened our marketing campaigns in Japan by using TV commercials to encourage greater awareness of "Print at Retail" and its superiority, using catchphrases that emphasize the simplicity, high quality, and non-fading characteristics of our prints.

* This figure represents the time required from the start of printing through the creation of 24 4R-size prints.


Frontier 570

Electronic Imaging

The rapid diffusion of digital cameras has led to slowing growth in the digital camera market, and intensifying competition in that market has been depressing selling prices. In the harsh operating environment created by such trends, Fujifilm proactively worked to market FinePix digital cameras incorporating such unique Fujifilm Group technologies as FUJINON lenses and Super CCDs.

The Company continued creating digital camera innovations during the fiscal year under review, as reflected in such moves as the launch of a new category of camera—the grip-type E series—and the announcement of the full-flat-body FinePix Z1. The FinePix S3 Pro digital SLR camera incorporates the Company's unique Super CCD SR II and has been highly evaluated both in Japan and overseas. Moreover, the FinePix F10 was launched in March 2005 in Japan. This digital camera

Information Solutions

Such factors as a fall in mid-range, server-use, data storage tape prices depressed sales of recording media. However, this and other negative factors were offset by the increasingly larger sizes of LCD computer monitors and notebook PC displays as well as the growing scale of the market for LCD televisions, which led to considerable growth in sales of flat panel display (FPD) materials. Consequently, consolidated revenue in this segment grew 1.8%, to ¥768.6 billion, compared with the previous fiscal year.



Proportion of Revenue from Information Solutions Segment
30.4%
Breakdown of Revenue
Office & Industry 12%
Medical Imaging 32%
Recording Media 14%
Graphic Arts 29%
Flat Panel Display Materials 13%
Revenue
(Billions of yen)
1,000
500
0
714.3
755.1
768.6
'03
'04
'05
Operating Income
(Billions of yen)
100
50
0
63.8
76.4
71.1
'03
'04
'05
Year ended March 31

The Information Solutions segment includes system devices for graphic arts, medical imaging, and information systems, flat panel display materials and recording media.

BEST AVAILABLE COPY

Flat Panel Display Materials

The increasingly larger sizes of LCD computer monitors and notebook PC displays and the growing scale of the market for LCD televisions have supported continued rapid growth in the sales of such Fujifilm FPD materials as FUJITAC and WV Film—net sales of these products grew approximately 40% in comparison with the previous fiscal year. Besides proceeding with measures to augment manufacturing capacity at the factory of FUJIFILM Opto Materials and the parent company's Odawara factory, the Company acquired property in Kumamoto Prefecture on which it established an additional manufacturing subsidiary, FUJIFILM Kyushu Co., Ltd., which has begun constructing a FUJITAC manufacturing plant scheduled to begin operating in December 2006. All these measures will boost production capacity for FUJITAC and WV Film—raising annual FUJITAC capacity from 180 million m² to 380 million m² by April 2007 and elevating annual WV Film capacity from 50 million m² to 90 million m² by June 2006.

Medical Imaging

Digitization helped maintain steady sales of such products as the FCR line of digital X-ray diagnostic systems, DRYPIX dry imagers, dry imaging films, and other related products. The progressive increase in use of information networks, particularly in Europe, North America, and Japan, sustained steady progress in installations of SYNAPSE medical-use picture archiving and communications systems.

FUJINON continued to supply diverse distinctive endoscope products, such as the ultrasmall-diameter Transnasal Endoscope and the Double-Balloon method Electronic Enteroscopy System, which were highly evaluated in their respective markets. Measures were also taken to strengthen endoscope marketing operations, including the augmentation of marketing staff focused on large hospitals in Japan and the establishment of marketing bases in East European markets, where we previously could not fully respond to local needs. As a result of such measures, double-digit growth rates were achieved in endoscope sales in comparison with the previous fiscal year.



SYNAPSE medical-use picture archiving and communications system



The Double-Balloon method Electronic Enteroscopy System



above
left
right
below
Fujifilm products
Polarizer
CV Film
WV Film
Liquid crystal cells
Transer Film
Polarizer
WV Film
FUJITAC
Back light
Display surface
Polarizing element
Glass substrate
Liquid crystal layer
Glass substrate
TFT
Polarizing element
Light guide plate

■ Effect of WV Film on Viewing an LCD Screen Image

Right half: Conventional LCD (without WV Film)
Left half: Using WV Film

■ Cross Section of an



Graphic Arts

The use of computer-to-plate (CTP) printing systems has been rising throughout the world—with the aggregate market shares of all manufacturers' CTP systems exceeding 60% in Europe and North America and 40% in Japan—and this trend supported a rise in sales of Fujifilm CTP plates. Fujifilm projects further growth in CTP plate markets and is proceeding with measures aimed at strengthening its CTP plate manufacturing systems and ensuring its capabilities for stable and timely supplies of CTP plate products. During the fiscal year under review, the Company began operating additional manufacturing lines capable of producing CTP plates and continued boosting the capacity of its quadripolar manufacturing system, comprising facilities in the United States, the Netherlands, China, and Japan. As an additional means of broadening the scope of its graphic arts operations, in February 2005, the Company acquired U.K.-based Sericol Group Limited, which is one of the world's top manufacturers of screen printing inks and industrial ink-jet-use UV inks and has strong positions in the markets for products related to screen, industrial products, and packaging printing.



Luxel V-6 CTP

Recording Media

In the mid-range data storage media market, which is an important part of the data media market, continued demand growth supported an increase in the sales volume, but intensifying competition among manufacturers caused sharp falls in selling prices and kept the operating environment harsh. Amid these conditions, Fujifilm more than doubled its sales volume of DVD media products. In the high-end enterprise data storage media market, demand increased for data cartridge products used for the IBM TotalStorage®* Enterprise Tape Drive 3592, particularly overseas, and the Company started supplying Fujifilm-brand products of that type during the fiscal year under review.

* TotalStorage is a registered trademark of IBM Corporation in the United States and other countries.


FUJIFILM
DVD-R

DVD-R

Office & Industry

In the field of optical lens products, which is one of the main sectors of office & industry operations, the growing diffusion and functionality of camera phones enabled a steady rise in the sales of megapixel lens units for such phones, which Fujifilm manufactures based on its strong technologies for molding plastic and glass lenses. Sales of TV camera lenses also grew, reflecting a rise in demand associated with the 2004 Olympic Games held in Athens.



FUJINON DIGI POWER 101 zoom lens

Document Solutions

Strong domestic sales of digital color multifunction devices, expansion of laser printer supply volumes centered on overseas markets, and other factors helped boost consolidated revenue in this segment to ¥1,015.7 billion, up 2.0% from the previous fiscal year. Operating income for the segment includes a one-time gain on the transfer of the substitutional portion of Fuji Xerox's employee pension plan fund liabilities.



Proportion of Revenue from Document Solutions Segment
40.2%
Breakdown of Revenue
Office Services 6%
Production Services 10%
Office Printers 16%
Office Products 53%
Revenue
(Billions of yen)
1,000
500
0
'03 '04 '05
939.6
996.1
1,015.7
Operating Income
(Billions of yen)
100
50
0
'03 '04 '05
55.5
65.1
100.4
Year ended March 31

Fuji Xerox, a consolidated subsidiary, engages in Document Solutions operations encompassing office copiers/multifunction printers (MFPs), printers, production systems and services, paper, consumables, and office services.

Office Products

Regarding color multifunction devices, strong sales growth centered on Japan, other Asian countries, and Oceania supported a smooth worldwide rise in sales volume compared with the previous fiscal year. In Japan, continued strong sales were recorded of products in the DocuCentre Color line. Launched in January 2005, the top product in that line—the DocuCentre C6550 I—has helped better meet needs for high-quality, high-speed operation. Responding to a rise in demand for strengthened document security and integrated document management capabilities, Fuji Xerox launched the ApeosPort C6550 I high-speed color multifunction device, which can integrate the operation of document systems for handling paper-based information and the operation of companies' mission-critical systems, and accelerated the transition from monochrome to color multifunction devices. Monochrome digital multifunction devices remained in demand, and Fuji Xerox renewed and upgraded its product lineup of these devices in all segments, from low- to high-speed models.

Office Printers

In office printer operations, higher overseas sales of both monochrome and color products were recorded, and OEM exports of medium-speed monochrome laser printers to North America and Europe were particularly strong, owing to high customer evaluation of the products' functionality and prices. Sales of color printers to North America and Europe surged by approximately 200% from the previous fiscal year, largely reflecting a significant increase in sales of popularly priced, high-image-quality laser printers designed to meet small office and home office (SOHO) needs.


ApeosPort C6550 I


DocuPrint C2426

Production Services

The sales volume of color on-demand printing systems exported to North America and Europe rose greatly, reflecting the expansion of digital printing markets. Moreover, the leading-edge Xerox iGen3 Digital Production Press was launched in June 2004, and initial sales of this product were strong, owing to such factors as the large-scale installment of this product by Sumitomo Mitsui Card Co., Ltd., for use in its industry-leading initiative to print full-color personalized cardholder statements. In addition, four Executive Print Innovation Center "epicenters" were established—in Sydney, Singapore, Shanghai, and Tokyo. Fuji Xerox has started using these facilities to build highly profitable next-generation digital outputting business models and expand the digital printing market.

THE DOCUMENT COMPANY
FUJI XEROX



▲ epicenter (Tokyo)

Office Services

Fuji Xerox steadily expanded its domestic document outsourcing business, which includes document digitization services and comprehensive document outsourcing services that provide solutions for all types of document flow issues. Fuji Xerox also enjoyed strong performance in the marketing of "beat" services, which provide Internet network environments for small and medium-sized enterprises and businesses, and in the marketing of household registry document administration systems to local governments currently undergoing reorganization under an ongoing nationwide campaign that presents numerous marketing opportunities.

Outlook for Fiscal 2006

Document Solutions' markets hold the potential for additional expansion associated with the implementation of the e-Document Act, issued in April 2005 in Japan, and the Personal Information Protection Act issued in Japan as well as with the trend toward strengthening corporate governance by increasing the documentation of internal control processes. Fuji Xerox will adopt strategies designed to make the most of these business opportunities. In fiscal 2005, Fuji Xerox began implementing a management reform program aimed at increasing its cost-competitiveness, marketing capabilities, technological capabilities, and organizational competitiveness, and plans call for continuing this program during fiscal 2006 to further bolster Fuji Xerox's overall strength.



Xerox iGen3 Digital Production Press

Japan

Proportion of Revenue from Japan


51.9%


Revenue
(Billions of yen)
1,000
500
0
1,330.1
1,336.0
1,311.8
'03
'04
'05
Year ended March 31

Review

Despite robust sales of flat panel display materials and digital color multifunction devices, a decrease in demand for color films caused consolidated revenue to decline 1.8%, to ¥1,311.8 billion.

FUJINON CORPORATION—The Start of a New Era

In October 2004, Fuji Photo Optical Co., Ltd., changed its corporate name to FUJINON CORPORATION. The company markets a wide range of products bearing the FUJINON brand name—including digital camera lenses, TV camera lenses, endoscopes, and large binocular lenses for astronomical applications—that are highly evaluated by users throughout the world. The corporate name change enables FUJINON to unify its corporate and brand names. This is expected to help FUJINON further augment its brand power and more effectively develop high-value-added products in line with its goal of becoming the world's leading manufacturer of optical equipment.



▲ *Superlative lens optics technologies are utilized to provide high-quality lens products.*

Photo Imaging Expo 2005

Fujifilm created an exhibit with the theme "The Power of Real Photos" at Asia's largest photo-related exposition, Photo Imaging Expo 2005, which was held in Tokyo in March 2005. The exhibit presented displays and demonstrations of digital cameras and other consumer products as well as how Frontier digital minilabs can provide prints in less than five minutes. Aiming to accentuate the value and enjoyment of photography, the exhibit also presented a large area of wall space covered with lots of beautiful photographs. The Photo Imaging Expo event is a combination of four photo-related exhibitions that were previously held separately. During the four days of the event, it was visited by more than 100,000 people, including consumers, business users, and other people associated with the photo industry.


FUJIFILM
FUJICOLOR

▲ The "Print at Retail" exhibit demonstrated total solutions for picture-taking (input), picture-making (output), and picture-filing (record).

Special Sponsor of the Pink Ribbon Smile Walk

As Fujifilm is closely involved with the diagnosis of breast cancer, through its marketing of FCR PROFECT CS high-image-quality digital mammography systems, medical-use films, and other products, it is a supporter of the Pink Ribbon campaign programs aimed at improving awareness of breast cancer and thereby promoting its early discovery. As a part of this support, the Company became a special sponsor of the Pink Ribbon Smile Walk programs, which were the main events of the Pink Ribbon Festivals held in 2003 and 2004. Approximately 5,500 people participated in the Pink Ribbon Smile Walk programs held in Tokyo and Kobe, and a portion of the fees collected from these participants was donated to the Japan Fund for Breast Cancer.



▲ Participants in the Pink Ribbon Smile Walk programs help to attract greater attention to the importance of early detection of breast cancer.

The Americas

Proportion of Revenue from The Americas


20.4%

Revenue

(Billions of yen)
1,000

500

0


562.8
541.9
515.2

'03 '04 '05
Year ended March 31

Review

Sales of color paper and laser printers were strong, but sales of color films decreased. This, along with the impact of intensifying price competition in digital camera markets and a drop in demand for graphic arts films owing to the progressive shift to CTP systems, resulted in a 4.9% decrease in consolidated revenue, to ¥515.2 billion.

▼ The Fujifilm booth at PMA2005 presented beautiful images and demonstrations that emphasized the corporate theme of "Leading Imaging Solutions."


FINEPIX
FUJIFILM

PMA2005

At PMA2005, held in Orlando, Florida, in February 2005, Fujifilm organized an exhibit with the theme "Fujifilm Leading Imaging Solutions," featuring a main-stage presentation of new digital camera products such as the FinePix F10 and FinePix Z1 and a live demonstration of the "Prints in Minutes" service offered by Frontier 570 digital minilabs. The entire exhibit was designed to emphasize that Fujifilm is continuing to provide advanced imaging solutions along the "capture-store-print-share" continuum. The exhibit also included an autograph session with Richard "Goose" Gossage and Edward "Whitey" Ford—both former star players for the New York Yankees professional baseball team, of which Fujifilm is a sponsor. By autographing their own portraits printed with Fujicolor paper, Mr. Gossage and Mr. Ford brought pleasure to many baseball fans and other visitors to the show.


FUJIFILM
Whitey Ford
Monday, Feb 21st
1:00-3:00 pm
TRUE DEFINITION

▲ Long lines formed day after day at the star players' autograph sessions.

Factory Expansion for FUJIFILM Microdisks U.S.A., Inc.

The growing data storage needs of government entities, companies, and hospitals are increasing demand for server-use backup tapes capable of holding large volumes of data. In response, U.S.-based recording media manufacturing unit FUJIFILM Microdisks U.S.A. has expanded the floor space of its factory by 5,500m² and greatly augmented its manufacturing capacity. By ensuring capabilities for providing products in line with customer needs in North America, the expansion has further strengthened Fujifilm's position in the region's data media market.



▲ The expanded factory of FUJIFILM Microdisks U.S.A. now has greater recording media manufacturing capacity.

Europe

Proportion of Revenue from Europe


13.8%

Revenue


(Billions of yen)
1,000
500
0
333.7
376.0
349.9
'03
'04
'05
Year ended March 31

Review

Although sales of digital minilabs and laser printers were firm, lower sales of digital cameras and color films led to a 6.9% fall in consolidated revenue, to ¥349.9 billion.

drupa 2004

The world's largest printing exhibition, drupa, is held once every four years in Düsseldorf, Germany. With the overall theme of "IMAGING ADVANTAGE WITH FUJIFILM," Fujifilm's booth at drupa 2004 offered exhibitions and demonstrations in line with customer requests in the expanding CTP printing market. Attracting particular attention were the Luxel V-6 CTP violet-laser platesetter and the processless CTP new-generation plates, which do not require any processing after exposure. These products effectively demonstrated that Fujifilm offers products that are highly innovative and offer superior performance.


FUJIFILM
CTP MEDIA

◀ The Fujifilm booth's three-dimensional layout attracted many of the approximately 390,000 people from 122 countries who visited drupa 2004.

FDi Expansion in Europe

As augmenting the volume of "Print at Retail" (digital camera prints created at retail outlets) is a key strategic goal, Fujifilm has been implementing campaigns to promote such prints in countries throughout the world. In Europe, the Company is seeking to respond to the rapid growth in demand for digital camera prints by proactively establishing FDi (Fujifilm Digital Imaging) shops providing digital camera printing services as well as Internet order-taking. These campaigns and shops have supported steady increases in the share of "Print at Retail" out of total prints. Additional efforts to promote the use of order-taking terminals at shops along with an Internet order-taking system are expected to help further accelerate the expansion of "Print at Retail" in Europe.


FUJICOLOR
order-it




FDi
FUJIFILM
DIGITAL PRINT SHOP
Lost your negatives?
Stunning photos from digital media

A digital print shop proudly displays the FDi sign. ▶ Fujifilm is promoting the installation of convenient and easy-to-use print-order-taking terminals in FDi shops throughout Europe.



▲ An exhibition room replete with photographs of star players attracted a large number of visitors on each day of the FIFA 100 Exhibition.

The FIFA 100 Photo Exhibition

The Fédération Internationale de Football Association (FIFA) has organized diverse events to celebrate the 100th anniversary of its founding, and Fujifilm is an official sponsor of one of these ongoing events, The FIFA 100, a photo exhibition held initially in Paris (May 2004) and then London (June 2004). Plans call for the exhibition to be held in 15 major cities around the world, culminating in a session in June 2006 in Berlin, where the final match of 2006 FIFA World Cup Germany™ will be held. When the exhibition was in Tokyo, during September and October of 2004, the collection of photographs of 119 top players selected by Brazilian star Pelé attracted a large number of people to the exhibit.

Asia and Others

Proportion of Revenue from Asia and Others


13.9%

Revenue

(Billions of yen)
1,000
500
0


285.3
312.8
350.4

'03 '04 '05

Year ended March 31

Review

Growing demand supported a large rise in digital camera sales, and strong sales were recorded of digital minilabs, color paper, and digital color multifunction devices. As a result, consolidated revenue grew to ¥350.4 billion, an increase of 12.1%.

Establishing "epicenters" in the Asia-Pacific Region

Fuji Xerox has established Executive Print Innovation Center "epicenters" at its four main hubs in the Asia-Pacific region—Sydney, Singapore, Shanghai, and Tokyo. Based on a new concept not found in conventional showrooms, these epicenters perform marketing promotion functions for digital printing products and systems. The epicenters are playing an important role in supporting Fuji Xerox's production services operations by serving as state-of-the-art venues for the provision of the latest technologies, services, and solutions as well as by undertaking collaborative efforts with customers to offer solutions to their diverse needs.

▼ Fuji Xerox "epicenters" in the Asia-Pacific region


Tokyo
Shanghai
Singapore
Sydney

By helping Fuji Xerox strengthen its support for its customers' printing business operations in each principal area of the Asia-Pacific region, the epicenters are making a considerable contribution to the development and expansion of its customers' business operations.



▲ The new factory of FUJINON TIANJIN OPTICAL CO., LTD.

FUJINON Constructs New Factory in Tianjin, China

As the Fujifilm Group's central unit in optical device business, FUJINON is creating a new factory in Tianjin as a means of augmenting its capabilities for responding to the surging demand for optical devices that has accompanied the rapid increase in sales of camera phones and other digital consumer goods. The factory's first building, with 10,000m² of floor space, has already been completed, the construction of its second building is currently under way, and plans call for constructing a third building in the near future. The new factory will greatly boost FUJINON's manufacturing capacity for camera phone lens units and other optical devices and facilitate the creation of mass-manufacturing systems for the high-performance, high-quality FUJINON lenses that the market is avidly seeking.

LED Billboard in Beijing, China

In advance of the 2008 Olympic games to be held in Beijing, Fujifilm has won the sponsorship rights for a newly built large LED billboard that began operating in the plaza in front of Beijing's main railway station in February 2005. Using Beijing's largest outdoor screen (8.3m x 12.8m), the sign displays news broadcasts from 6 A.M. through 11 P.M., attracting the attention of many of the tremendous number of people who pass through the station plaza area each day. Because the FUJIFILM logo is permanently displayed on the upper frame portion and the Company's commercial video messages are interspersed among news broadcasts, the billboard is expected to help greatly strengthen Fujifilm's brand image in China.


FUJIFILM
富士数码相机
FinePix

▲ The Fujifilm-sponsored LED billboard in the plaza in front of Beijing Station has been attracting great attention.

Maintaining high levels of environment friendliness throughout the Fujifilm Group's operations is a key objective of the Group's corporate social responsibility (CSR) policy. To minimize environmental burden while promoting business expansion, Fujifilm has established the Fujifilm Group Green Policy and begun implementing various Groupwide programs based on that policy. Fujifilm is also making efforts to disclose information on its environmental protection programs and to deepen its two-way communications with stakeholders.

Measures Based on the Fujifilm Group Green Policy



FUJIFILM group Green Policy

Fujifilm is striving to sustain outstanding CSR performance by arranging for each Group company to implement additional CSR initiatives with respect to the environment, the economy, and society. In line with this goal, the Group is promoting the development of business operations, products, and services characterized by high levels of "environmental quality;" the raising of stakeholder satisfaction levels; and the making of contributions to "sustainable development."

Increasing Eco-Efficiency

Fujifilm defines eco-efficiency as being the value of its consolidated revenue divided by the value of the environmental burden created by its operations. This indicator is an important index used in efforts to seek a balance of growth in revenue (an indicator of corporate growth) and in environmental burden. This balanced growth is considered to be a principal element of "sustainable development." For the following six types of environmental burden, Fujifilm is aiming to attain eco-efficiency levels in fiscal 2011 that are twice the levels of those in fiscal 2001.

$$\text{Eco-Efficiency} = \frac{\text{Revenue}}{\text{Value of Environmental Burden}}$$

Six Types of Environmental Burden

1. Greenhouse gas emissions
2. Natural resource use
3. Volatile organic compound (VOC) emissions into the atmosphere
4. Packaging material use
5. Waste generation
6. Water use

Reducing Environmental Burden and Preventing Pollution

Reducing Greenhouse Gas Emissions to Help Prevent Global Warming

The implementation of the Kyoto Protocol has attracted additional attention to the reduction of greenhouse gases. By fiscal 2011, Fujifilm seeks to have reduced its energy consumption and CO_2 emissions per unit of output* of its principal chemical product manufacturing factories and domestic Group companies to 10% and 20%, respectively, below the levels in fiscal 1991. Fujifilm has converted from the use of heavy oils to natural gas at its four principal factories and other manufacturing facilities, resulting in a large reduction in greenhouse gas emissions for a given amount of energy consumption. Similar conversions are also being planned for a growing number of other Fujifilm facilities, including those of Fujifilm Group companies.



▲ A gas turbine electric power generation unit installed at the Ashigara Factory, one of Fujifilm's principal domestic factories

■ Facility Conversions to Natural Gas Use

Facility	Date	Details
Ashigara Factory (Kanagawa)	April 2004:	Natural gas pipeline constructed in cooperation with Fuji Xerox, which has a factory in the same district, and initiation of natural gas use
Odawara Factory (Kanagawa)	April 2003:	Initiation of natural gas use
	January 2004:	Completion of a new utility building and complete conversion to natural gas fueled equipment
Fujinomiya Factory (Shizuoka)	February 2003:	Initiation of natural gas use
Yoshida-Minami Factory (Shizuoka)	2007:	Scheduled initiation of natural gas use
Asaka Facilities (Saitama)	January 2004:	Complete shift to the use of natural gas as fuel for compact steam boilers

* Energy consumption and CO_2 emissions per unit of output: These indices represent consumption and emission levels divided by manufacturing volume. The lower the indices, the greater the manufacturing efficiency and lower the environmental burden.

Design for Environment

Ensuring Products Meet Environmental Quality Standards

To enable the design of environment-friendly products based on uniform standards, Fujifilm has established its "Basic Regulations for Design That Takes the Environment into Consideration," which, as of April 2003, are being applied to all new products. The design rules include various requirements—such as the submission and review of Environmental Quality Information Sheets—that must be met before new products are merchandised.

In addition, the Company has introduced a life-cycle assessment (LCA) system that considers products' environmental burden during all life-cycle stages in objective and quantitative terms. Environmental quality must be measured and approved for each life-cycle stage—from product planning and research and development to manufacturing, marketing, distribution, use, and disposal—before any new product can be commercialized. The EcoLeaf Environmental Label is also based on an LCA system, and the Company is proactively working to have a growing number of Fujifilm products authorized to bear this label.


Elements of Design for Environment
Basic Regulations for Design for Environment
Mining of Raw Materials
Production
Distribution
Use
3Rs*
Disposal
Safety
Projection and reduction in usage of chemicals with environmental impact
Processing of used products
Waste product volume and types of waste products
Green Procurement
Environmental quality assurance of raw materials and components
3Rs*
Utilization of recycled resources
Reduction of resource and energy usage volumes
Long-term usability, maintenance, and component replacement
Providing Environmental Information
Environmental labels, ingredient labels, and other labeling
Information related to resource reuse and disposal
Distribution and Packaging
Reduction of packaging materials and avoidance of problematic materials
Ease of collection and transportation and repeated usage of packaging materials
Compliance
Compliance with domestic and overseas environment-related laws, industry accords, etc.
LCA Implementation Rules
Objective and quantitative assessment of a product's total life cycle

* 3Rs: Reduce, reuse, and recycle

Social Contribution Activities

Aid for Regions Affected by Earthquakes and Tsunami

As a part of efforts to promote recovery from the damage caused by the large Sumatra Earthquake and associated tsunami, Fujifilm worked through Fuji Photo Film (Thailand) Ltd. to supply Thailand's police with a QuickGene-800 system capable of automatically and quickly extracting DNA with a high level of purity. This system was provided to facilitate the use of DNA in accurately identifying tsunami victims. In addition, to assist relief efforts in the wake of the Niigata Chuetsu Earthquake, FUJIFILM MEDICAL CO., LTD., dispatched a vehicle outfitted with such equipment as an FCR (Fuji Computed Radiography) digital X-ray diagnostic system to visit hospitals in the affected region.


FUJIFILM
FCR

▼ QuickGene-800

▲ Disaster relief vehicle

Environmental Protection Activities

Fuji Xerox Begins Shipping Wood Chips from the Trees It Planted in New Zealand

To help prevent natural resource depletion, Fuji Xerox and Fuji Xerox Office Supply Co., Ltd., have drafted their Plan for Augmenting Environment-Friendly Pulp Usage, which sets the goal of maintaining 50% wastepaper pulp content in its copy/printer paper products while meeting the other 50% of its raw material requirement with "plantation tree pulp" and "certified forest pulp" by 2010.

Seeking to directly create the paper raw materials they require, the two companies in 1996 obtained a shareholding in Southland Plantation Forest Company of New Zealand Limited (SPFL), a company based in Invercargill, New Zealand, that specializes in tree plantations. In March 2005, when it became possible to begin harvesting the eucalyptus plantations planted by SPFL, the harvested trees were locally converted into wood chips, and 12,000 tons of those wood chips were shipped from Bluff Harbour. The harvested portions of SPFL's tree plantations are now being replanted.



▲ SPFL's Happy Valley eucalyptus tree plantation

Outside Evaluations of Fujifilm's CSR Programs

Fujifilm's proactive implementation of CSR programs designed to promote sustainable development has been highly evaluated by parties outside the Company.

Member of Dow Jones Sustainability Indexes

FTSE4Good

- Inclusion in the Dow Jones Sustainability Indexes 2005
- Inclusion in the FTSE4Good Global Index
- *Fujifilm Sustainability Report's* receipt of the Excellent Environmental Report Award at the 8th Environmental Communication Awards ceremony
- Receipt by Fuji Xerox copy machines and other products of Energy Conservation Awards for six consecutive years at the Green Product Development Awards ceremonies

To provide new customer solutions that match customer needs in its principal business fields of imaging, information, and document solutions, Fujifilm constantly works to increase the sophistication and broaden the applications of its unique technologies and know-how. The Company is also proactively engaged in R&D activities aimed at developing additional technologies that meet needs related to digital products and networks.

Incorporated in the digital camera that is No. 1 in sensitivity*—the FinePix F10

Real Photo Technology


5th-Generation
Super CCD HR
RP Processors
Real Photo Technology

Two CCDs, one for photograpy and another precision focus-use CCD to FUJINON lens

Fujifilm has developed Real Photo Technology that integrates three types of technologies: high-precision, high-performance FUJINON lenses; 5th-Generation Super CCD HR sensors with high resolution, ultrahigh sensitivity, and high signal-to-noise ratios; and RP (Real Photo) Processors with advanced image-processing technology and new noise-reduction technology. As the Real Photo Technology incorporated in the FinePix F10 offers a maximum sensitivity of ISO 1600, it can be used in combination with high-speed shutters to overcome such challenges as eliminating blurring due to camera shake and subject movement and enabling photographs to be taken in dark locations without flash illumination. Playing a large role in enabling the creation of photographs with unprecedented levels of clarity and vividness, this Real Photo Technology has been incorporated in the FinePix Z1, which has an ultrathin, fully flat body.

* No. 1 in sensitivity with regard to compact digital cameras with 6.3 million effective pixels or more as of February 15, 2005, according to a survey by Fujifilm.

A world first in autofocus systems

Precision Focus



FUJINON DIGI POWER 101 incorporating the Precision Focus System

In cooperation with NHK, FUJINON has developed the world's first autofocus system for broadcast-use Hi-Vision lenses. This system uses a contrast-based autofocus method that involves finding the focus setting that maximizes contrast with respect to photographed objects. Incorporating two CCDs, one for photograpy and another precision focus-use CCD to ensure the continuous maintenance of sharp focus, the system can easily set and confirm optimal focus settings even for Hi-Vision photography involving relatively low levels of focal depth and smaller ratios of focused to nonfocused regions compared with conventional photography. The system's superior capabilities in maintaining sharp focus on moving objects make it particularly valuable in sports photography.

A new business field that leverages polymer thin film technologies

QuickGene-810 Automated Nucleic Acid Isolation System

Fujifilm has employed its advanced polymer thin film technologies to create porous membranes that are used as filters in the QuickGene-810, the first commercial product capable of the automated isolation of nucleic acids (DNA and RNA), which previously had to be performed by hand.

The structure of these porous membranes is created by making microscopic holes in 80μm thick photographic film materials. The ability of the precision pores to selectively filter nucleic acids enables the isolation of high-purity nucleic acids in short periods of time. This technology is also enabling the creation of nucleic acid isolation equipment that is relatively compact and inexpensive.



QuickGene-810

Because nucleic acid isolation is a crucial process in genetic research and gene-based diagnostic work, Fujifilm expects the QuickGene-810 to greatly facilitate the expansion of the Company's operations in the life science field.

■ **Comparison of filter pores in porous membranes and conventional glass filters**


• Porous membranes
• Conventional glass filter
80μm thickness
1/12.5th as thick
1,000μm thickness
Cross-sectional views produced by an electron microscope
50μm
50μm
Tiny, high-precision pore structure

A new type of light source for optical communications

VCSEL

Having previously used its exclusive semiconductor laser technology to develop VCSELs (Vertical-Cavity Surface-Emitting Lasers), Fuji Xerox has recently created new semiconductor VCSELs that offer high and stable light output levels and are the world's first lasers of their type to be configured in arrays of simultaneously operating lasers. Making use of the characteristic suitability of VCSELs for creating two-dimensional arrays of illuminant, the company succeeded in creating array bundles of small-diameter VCSEL light-emitting points that operate simultaneously.



VCSEL

Because their powerful 40mW output is more than 10 times greater than previous models, they can be used for transmitting Hi-Vision signals and other broadband video signals through space, so that users need not waste time setting up electrical cables or optical fibers. They also have a broad range of applications related to optical sensors required for high-speed, high-precision communications.

Recognizing that a corporation's main mission is to increase corporate value, Fujifilm has been giving top priority to measures aimed at increasing its own corporate value by strengthening and broadening its corporate governance systems, and it has steadily proceeded with the implementation of these measures.

Basic Policy Regarding Corporate Governance

In 1998, Fujifilm introduced an executive officer system with the goal of expediting operational execution. The board of directors is positioned as "the body for determining basic management policies and strategies as well as for supervising the execution of business affairs," while the executive officers are responsible for the execution of business affairs in accordance with the basic policies and strategies adopted by the board of directors. The methods used by executive officers to implement particularly important items are considered at management council meetings. To further clarify the mission and responsibilities of directors and executive officers, the Company has assigned one-year terms in office. Currently, the Company has 16 directors and 31 executive officers, including 16 executive officers who also serve as directors.

Fujifilm has a board of corporate auditors with four members, two of whom are external corporate auditors. All auditors attend meetings of the board of directors, and the standing statutory auditors also attend every ordinary management council meeting. As an independent body with key roles and responsibilities in Fujifilm's corporate governance system, the auditors audit the entire range of the directors' performance of their duties based on an audit plan and in accordance with the audit policies and standards determined by the board of corporate auditors.

In addition, the Auditor's Office, which is independent from departments responsible for the execution of business affairs, serves as an internal auditing unit. It examines each department's operational processes and other items and verifies that they are appropriate.

CSR Promotion, Risk Management, and Internal Control Systems

To sustain outstanding CSR activities in line with its basic management principles, Fujifilm is working to promote compliance and risk management in an integrated manner and strengthen and expand its CSR activities. The Company's CSR systems and programs center on the CSR Division, which was established in April 2004.

■ Fujifilm's Supervision of Management Systems and Internal Control Mechanisms


Supervision of Management
Shareholders' Meeting
Independent Auditors
Board of Corporate Auditors
Board of Directors (Determines management policies and strategies, supervises business execution)
Execution of Business Affairs and Internal Controls
President: Representative Director (Chief Executive Officer)
Internal Controls
Auditor's Office
Execution of Business Affairs
Compliance Committee
Compliance & Risk Management Div.
Management Council
General Risk Management Committee
Compliance & Risk Management Div.
Executive Officers
PL Committee
Business Divisions and Consolidated Subsidiaries
Ecology & Quality Management Div.

• Risk Management Systems

Fujifilm maintains two committees that broadly coordinate risk management activities throughout the Company—the General Risk Management Committee and the PL (Product Liability) Committee. The CSR Division's Compliance & Risk Management Division serves as the secretariat for the General Risk Management Committee, which helps manage risks by delegating responsibilities to diverse specialized permanent subcommittees. Regarding product liability management, the CSR Division's Ecology and Quality Management Division serves as the secretariat for the PL Committee, which establishes Companywide policies and makes decisions on fundamental issues associated with the promotion of those activities.

• Internal Control Systems

Recognizing that compliance systems are crucial prerequisites of efficient and sound corporate management activities, Fujifilm has compiled its fundamental principles regarding compliance in its business activities in the Fujifilm Group Charter for Good Corporate Behavior. Based on this charter, principal Group companies in Japan and overseas have drafted their own employee conduct codes and are duly working to ensure compliance with those codes.

Fujifilm has also established a Compliance Committee chaired by the Company's president. This committee and the Compliance & Risk Management Division, which serves as the committee's secretariat, comprise the principal hub of programs for maintaining and increasing the rigor of legal and ethical compliance standards throughout the Group's operations.

Recognizing that it is important to build and operate internal control systems for appropriately preparing reports on financial information and other matters as well as disclosing such reports in a timely manner, Fujifilm is striving to further expand and strengthen its internal systems related to these tasks.

(As of June 29, 2005)

Board of Directors


Shigetaka Komori
President and Chief Executive Officer, Representative Director


Nobuyuki Hayashi
Chief Technical Officer, Representative Director


Toshio Takahashi
Chief Financial Officer, Director


Shigenori Moriuchi
Chief Quality Officer, Director


Hidenobu Fukunaga
Director


Hisatoyo Kato
Director


Atsushi Yoneda
Director


Tadashi Sasaki
Director


Hiroshi Hara
Director


Shinpei Ikenoue
Director


Kohtaro Nakamura
Director


Keiichi Inuzuka
Director


Nobuhira Takagi
Director


Koji Kamiyama
Director


Tsutomu Sugisaki
Director


Noboru Sasaki
Director

Executive Officers

President and Chief Executive Officer
Shigetaka Komori

Executive Vice Presidents
Nobuyuki Hayashi
Toshio Takahashi

Senior Vice Presidents
Shigenori Moriuchi
Hidenobu Fukunaga
Hisatoyo Kato
Atsushi Yoneda

Corporate Vice Presidents
Tadashi Sasaki
Hiroshi Hara
Shinpei Ikenoue
Kohtaro Nakamura
Keiichi Inuzuka
Nobuhira Takagi
Koji Kamiyama
Tsutomu Sugisaki
Noboru Sasaki
Hideyuki Hayashi
Yasutomo Maeda
Hisamasa Abe
Akio Mitsui
Shigehisa Shimizu
Yuzo Toda
Nobuyuki Watabe
Kozo Sato
Yasushi Miyaoka
Hidefumi Sera
Masahiro Kosaka
Tadashi Ogawa
Taizo Mori
Yoshiyuki Uchiyama
Shigehiro Nakajima

Fellows
Shunji Takada
Shingo Ishimaru
Yukio Shinagawa
Kouichi Tamai

Corporate Auditors

Yoshihiro Akaishi
Masahiro Miki
Akiro Kojima
Kiichiro Furusawa

Financial Section

Results of Operations

Revenue

During the fiscal year ended March 31, 2005, the positive effects on performance of such factors as the addition of new companies to the Fujifilm Group and a rise in sales volume were offset by such factors as changes in the product mix, decreases in selling prices, and changes in currency exchange rates. As a result, consolidated revenue declined 1.5%, or ¥39.4 billion, from the previous fiscal year, to ¥2,527.3 billion. Domestic revenue slipped 1.8%, to ¥1,311.8 billion, and overseas revenue decreased 1.2%, to ¥1,215.5 billion. The effective currency exchange rates were ¥108=US$1, a ¥5 appreciation of the yen compared with the previous fiscal year, and ¥135=1 euro, a ¥3 depreciation of the yen.

Operating Income

SG&A expenses increased 8.9%, or ¥62.7 billion, to ¥767.3 billion, reflecting such factors as temporary expenses associated with structural reform measures. In addition, upon completion of the transfer of plan assets to the government, the Company recognized a settlement loss and a reduction in net periodic pension cost related to derecognition of previously accrued salary progression. As a result, the SG&A expense ratio amounted to 30.4%. R&D expenses decreased 3.1%, or ¥5.3 billion, to ¥168.0 billion, causing the R&D expense ratio to decline 0.1 percentage point, to 6.6%.

Operating income was positively affected by temporary income, due to the transfer of the substitutional portion of Fuji Xerox's employee pension fund liabilities as well as factors that reduced the cost of sales, such as improvements in manufacturing efficiency and the reevaluation and optimization of procurement processes. However, cost increases due to rises in the prices of such raw materials as silver and aluminum combined with temporary expenses related to structural reforms to reduce operating income 11.1%, or ¥20.5 billion, to ¥164.4 billion.

Income before Income Taxes

Nonoperating expenses decreased 89.5%, or ¥17.9 billion, to an expense of ¥2.1 billion. Reflecting changes in the foreign exchange settlement account and in the valuation of foreign currency assets at the fiscal year-end, foreign exchange gains (losses), net, improved ¥6.6 billion, to a gain of ¥1.8 billion, and interest and dividend income grew ¥1.9 billion, to ¥6.1 billion. Income before income taxes declined 1.6%, or ¥2.6 billion, to ¥162.3 billion.

Revenue and Ratio of Cost of Sales to Revenue
(Billions of yen, %)


2,527.3
'01
'02
'03
'04
'05

Revenue
Ratio of cost of sales to revenue
Year ended March 31

Operating Income and Ratio of Operating Income to Revenue
(Billions of yen, %)


164.4
'01
'02
'03
'04
'05

Operating income
Ratio of operating income to revenue

Income before Income Taxes and Ratio of Income before Income Taxes to Revenue
(Billions of yen, %)


162.3
'01
'02
'03
'04
'05

Income before income taxes
Ratio of income before income taxes to revenue

Net Income

Income taxes decreased 11.6%, or ¥8.5 billion, to ¥63.8 billion. The effective tax rate decreased from 43.8% in the previous fiscal year to 39.4% in the fiscal year under review. The statutory tax rate for the fiscal year was 40.6%, but the effective rate was decreased by such factors as tax reductions associated with R&D credits. Minority interests, mainly attributed to Fuji Xerox Co., Ltd. and its subsidiaries, increased ¥4.8 billion, to ¥18.1 billion. Equity in net earnings of affiliated companies increased ¥1.1 billion, to ¥4.1 billion. Net income rose 2.7%, or ¥2.2 billion, to ¥84.5 billion, and net income per share grew to ¥164.78, from ¥160.38.

Segment Information

Imaging Solutions

Consolidated revenue in this segment fell 8.9%, or ¥72.5 billion, to ¥743.0 billion. In view of declining demand for color films, the Company worked to expand sales of products associated with digital technologies. However, segment sales were depressed by a combination of factors, including the intensification of competition, which depressed selling prices, and the high share of products sold at dollar-denominated prices, which accentuated the impact of yen appreciation on sales. Segment operating income decreased ¥50.6 billion, to a loss of ¥7.1 billion. While this drop reflected such special factors as rises in the prices of silver and other important raw materials and temporary expenses related to restructuring, it resulted mainly from a slump in digital camera sales in North America during the latter half of the fiscal year.

Information Solutions

Consolidated revenue in this segment rose 1.8%, or ¥13.5 billion, to ¥768.6 billion. Such factors as a fall in the prices of mid-range, server-use data storage tapes depressed sales of recording media. However, this was offset by such factors as the increasingly larger sizes of LCD computer monitors and notebook PC displays and the growing scale of the market for LCD televisions, which led to considerable growth in the sales of flat panel display materials. Segment operating income decreased 6.9%, or ¥5.3 billion, to ¥71.1 billion, reflecting such factors as the drop in data storage tape prices as well as large rises in the prices of aluminum and other important raw materials for manufacturing printing plates and an increase in depreciation expenses owing to the expansion of manufacturing facilities.

Document Solutions

Consolidated revenue in this segment grew 2.0%, or ¥19.6 billion, to ¥1,015.7 billion, reflecting strong domestic sales of digital color multifunction devices, an expansion of office printer supply volumes centered on overseas markets, and other factors. Along with such special factors as the recording of a gain on the transfer of the substitutional portion of Fuji Xerox's employee pension fund liabilities and expenses related to restructuring measures, segment operating income was affected by a drop in the cost of sales, including processing expenses, and the increasing use of common and standardized components due to the shift of manufacturing operations to China. Consequently, segment operating income surged 54.2%, or ¥35.3 billion, to ¥100.4 billion.

Net Income and Ratio of Net Income to Revenue
(Billions of yen, %)


84.5
'01
'02
'03
'04
'05

Net income
Ratio of net income to revenue

Return on Equity
(%)


7.4
4.9
2.9
4.8
4.7
'01
'02
'03
'04
'05

Return on equity

Segment Revenue and Component Ratio
(Billions of yen, %)


53.7
46.3
32.6
28.5
38.9
33.1
28.8
38.1
31.8
29.4
38.8
29.4
743.0
30.4
40.2
1,015.7
'01
'02
'03
'04
'05

Imaging Solutions
Information Solutions
Document Solutions

Year ended March 31	2005	2004	2003
		(Millions of yen)	
Imaging Solutions			
Revenue:			
External customers	**¥ 742,993**	¥ 815,527	¥830,990
Intersegment	**306**	1,030	447
Total	**743,299**	816,557	831,437
Operating income (loss)	**(7,101)**	43,475	45,077
Operating margin	**(1.0)%**	5.3%	5.4%
Information Solutions			
Revenue:			
External customers	**¥ 768,680**	¥ 755,159	¥724,299
Intersegment	**4,414**	4,878	5,046
Total	**773,094**	760,037	729,345
Operating income	**71,089**	76,380	63,830
Operating margin	**9.2%**	10.0%	8.8%
Document Solutions			
Revenue:			
External customers	**¥1,015,701**	¥ 996,039	¥956,632
Intersegment	**13,560**	12,557	11,588
Total	**1,029,261**	1,008,596	968,220
Operating income	**100,407**	65,121	55,492
Operating margin	**9.8%**	6.5%	5.7%

Notes: 1. The effects of Fuji Xerox's employee pension system reform, including the transfer of the substitutional portion of employee pension fund liabilities in the fiscal year ended March 31, 2005, are included in the Document Solutions segment's operating income for the fiscal year ended March 31, 2005. The effects of the liquidation of Fuji Photo Film's employee pension plan in the fiscal year ended March 31, 2003, are included in the Imaging Solutions and Information Solutions segments' operating income for the fiscal year ended March 31, 2003.

2. From the fiscal year ended March 31, 2005, the interest income and expense items associated with a portion of lease transactions were reclassified from nonoperating income and expense items to revenue and cost of sales items, respectively. As a result, figures for the Document Solutions segment from the fiscal year ended March 31, 2002, through the fiscal year ended March 31, 2004, have been restated.

Research & Development Activities

To provide new solutions that match user needs in the imaging, information, and document fields, Fujifilm is working to further develop and utilize the unique technologies and know-how it has cultivated in the photographic film field while also proactively conducting R&D related to new digital and networking technologies.

During the fiscal year under review, R&D expenses declined 3.1%, or ¥5.3 billion, to ¥168.0 billion, and the R&D expense ratio decreased 0.1 percentage point, to 6.6%. By business segment, R&D expenses amounted to ¥41.9 billion in Imaging Solutions, down 4.4%; ¥54.4 billion in Information Solutions, up 19.6%; and ¥71.7 billion in Document Solutions, down 14.7%.

R&D Expenses and Ratio of R&D Expenses to Revenue

(Billions of yen, %)


5.7
79.1
146.9
6.1
159.1
173.3
168.0
'01
'02
'03
'04
'05

R&D expenses
Ratio of R&D expenses to revenue

Financial Position

Assets, Liabilities, and Shareholders' Equity

Total assets at the end of the fiscal year amounted to ¥2,983.4 billion, down ¥40.1 billion, or 1.3%, from the previous fiscal year-end. Total liabilities fell ¥151.5 billion, or 13.0%, to ¥1,018.4 billion, and shareholders' equity increased ¥99.2 billion, or 5.7%, to ¥1,849.1 billion. As a result, the liquidity ratio decreased 11.1 percentage points, to 187.1%. The debt ratio fell 11.8 percentage points, to 55.1%, and the equity ratio rose 4.1 percentage points, to 62.0%. Thus, the Company maintained the stability of both its asset liquidity and its asset structure.

Capital Expenditure and Depreciation

Capital expenditure during the fiscal year decreased 2.1%, or ¥3.3 billion, to ¥157.4 billion. In the field of flat panel display materials, Fujifilm worked to increase the manufacturing capacity of FUJIFILM Opto Materials Co., Ltd., which operates the Group's principal existing flat panel display material manufacturing facilities, and other existing factories. At the same time, the Company acquired property in Kumamoto Prefecture on which it began constructing an additional factory.

Total depreciation (excluding depreciation of rental equipment in the Documents Solutions segment) increased 4.6%, or ¥5.8 billion, to ¥130.4 billion.

Cash Flow Analysis

Net cash provided by operating activities amounted to ¥219.4 billion, down ¥108.0 billion. This reflected the effect of a drop in notes and accounts payable, which more than offset the effect of such factors as a decrease in notes and accounts receivable and increases in accrued income taxes and other liabilities.

Net cash used in investing activities totaled ¥312.4 billion, up ¥105.2 billion. Primary applications of cash used in investing activities included ¥150.9 billion used for purchases of property, plant, and equipment, ¥85.3 billion used for purchases of marketable and investment securities, and ¥33.1 billion used for purchases of software. These items were partially offset by ¥40.7 billion in proceeds from sales and maturities of marketable and investment securities. In addition, ¥58.0 billion was used for acquisitions of businesses and minority interests, net of cash acquired.

Net cash used in financing activities totaled ¥83.4 billion, up ¥19.9 billion. This largely reflected repayments of long-term debt and a decrease in short-term debt as well as purchases of stock for treasury, net. Cash dividends paid by the parent company amounted to ¥12.8 billion, approximately the same level as in the previous fiscal year.

As a result of these factors and the effect of exchange rates on cash and cash equivalents, cash and cash equivalents at the end of the fiscal year under review amounted to ¥288.2 billion, down ¥173.6 billion from the previous fiscal year-end.

Total Assets and Equity Ratio
(Billions of yen, %)


2,830.3
2,946.4
2,958.3
3,023.5
2,983.4
'01
'02
'03
'04
'05
Total assets
Equity ratio

Capital Expenditure and Depreciation
(Billions of yen)


118.8
155.5
127.3
160.7
157.4
130.4
'01
'02
'03
'04
'05
Capital expenditure
Depreciation

(Figures do not include depreciation expense on rental equipment handled by the Document Solutions segment.)

Net Cash Provided by Operating Activities
(Billions of yen)


140.5
248.2
303.5
327.4
219.4
'01
'02
'03
'04
'05

Dividends

Fujifilm's basic policy regarding the distribution of profits is to provide shareholders with stable dividends as well as to maintain sufficient internal reserves to strengthen the management foundation, permitting it to support an aggressive expansion of its business activities while being prepared for sudden changes in the business environment.

In line with this fundamental policy, the Company has set cash dividends applicable to the fiscal year at ¥25 per share.

Business-Related and Other Risks

The following types of risk have the potential for affecting the Fujifilm Group's financial condition and business performance. Text referring to the future is written from the perspective of the end of the fiscal year under review.

(1) Impact of Economic and Exchange Rate Trends on Performance

Fujifilm provides products and services in diverse markets throughout the world, and the share of consolidated sales accounted for by overseas sales was approximately 48% in the fiscal year under review. There is a possibility that performance will be greatly affected by economic conditions throughout the world and particularly by currency exchange rates.

To reduce the impact of currency exchange rates on performance, Fujifilm undertakes hedging measures, primarily using forward exchange contracts for the U.S. dollar and the euro, but currency exchange fluctuations, depending on their degree, still could have an impact on performance.

(2) Competition in Markets

Fujifilm provides diverse digital-related products and services—including digital cameras and other consumer products as well as such commercial use products as those for medical, graphic arts, and office applications—and, in recent years, the rising and broadening use of digital and networking technologies has led to a sustained rise in the share of digital products and services. In these business fields, although business volume is expanding, the intensification of competition with electronic equipment manufacturers and other companies is leading to falls in the selling prices of products during short periods of time and are also shortening product life cycles. By affecting sales, increasing R&D costs, and exerting other effects, these trends have the potential for reducing profitability. In the future, Fujifilm will continually work to develop products incorporating new technologies and to support the sales of such products with marketing activities, and the success or failure of these activities is expected to have an influence on performance.

(3) Patents and Other Intellectual Property

Fujifilm has diverse patents, know-how, and other intellectual property that enable competitive benefits, but such future events as the expiration of patents and emergence of replacement technologies may make it difficult to maintain competitive superiority.

In the wide range of business fields with which Fujifilm is associated, there are numerous companies with sophisticated and complex technologies, and the number of these technologies is rising rapidly. Developing Fujifilm's business operations sometimes may require the use of other companies' patents, know-how, and other intellectual property, and when negotiations for the use of such intellectual property are not successful there is a potential for performance to be affected. In addition, Fujifilm is developing its business while constantly taking care not to infringe on the intellectual property of other companies, but it must be recognized that in reality it is difficult to completely eliminate the risk of becoming involved with litigation. If Fujifilm becomes involved with litigation, not only litigation costs would arise but also the potential for compensatory payment costs that could have an influence on performance.

(4) Public Regulations

In the regions where Fujifilm is developing its operations, diverse government regulations exist that apply to Fujifilm's operations, such as business and investment permits as well as limits and regulations related to imports and exports. Moreover, Fujifilm is subject to commercial, fair trade, patent, consumer protection, tax, foreign exchange administration, environmental, and other laws and regulations.

If Fujifilm were not to strictly comply with one of these laws or regulations, it could be subject to fines. Moreover, it is possible that these laws and regulations might be tightened or greatly changed, and in such cases it is impossible to deny the possibility that Fujifilm's activities could be limited or that Fujifilm might have to bear greater costs to attain compliance or respond to the changes. Accordingly, these laws and regulations have the potential for affecting Fujifilm's performance.

(5) Manufacturing Operations

As Fujifilm engages in manufacturing operations throughout the world, it is possible that provision of Fujifilm's products could be halted by earthquakes or other natural disasters, the discontinuation of the manufacture of raw materials and components, the bankruptcy of suppliers, terrorist activities, wars, labor strikes, major disease outbreaks, and other factors that cause disorder. It is also possible that a rapid rise in the price of raw materials could affect Fujifilm's performance.

Fujifilm manufactures its products in conformance with rigorous quality control standards, but the possibility of defective products does exist. If Fujifilm were to have to respond to such an event by undertaking product recalls or other actions, Fujifilm's performance might be affected.

(6) Structural Reforms

Fujifilm is proceeding with structural reform measures that involve the manufacturing, marketing, and service activities of Group companies and mergers of Group companies, and it intends to continue such measures with the goal of striving to increase management efficiency. Depending on the degree of progress in structural reforms, it is possible that Fujifilm might bear additional costs that would affect its performance.

Forward-Looking Statements

This document contains projections of performance and other projections that were made based on information currently available and are subject to change due to various potential risks and uncertainties. Accordingly, if events do not correspond to some of the many assumptions made by the Company to provide a basis for the projections, actual performance may be considerably different from projected performance.

Fuji Photo Film Co., Ltd. and Subsidiaries

	Year ended March 31				
	2005	2004	2003	2002	2001
	(Millions of yen, except per share figures)				
Results for the year:					
Revenue:					
Domestic	**¥1,311,893**	¥1,336,015	¥1,330,119	¥1,355,192	¥ 656,059
Overseas	**1,215,481**	1,230,710	1,181,802	1,052,325	727,310
Total	**¥2,527,374**	¥2,566,725	¥2,511,921	¥2,407,517	¥1,383,369
Cost of sales	**1,510,681**	1,503,843	1,474,551	1,403,571	803,460
Operating expenses:					
Selling, general and administrative	**767,363**	704,659	765,987	684,370	351,033
Research and development	**168,017**	173,323	159,119	146,881	79,144
Subsidy related to transfer of the substitutional portion of employee pension fund liabilities	**(83,129)**	—	(52,136)	—	—
Operating income	**164,442**	184,900	164,400	172,695	149,732
Interest and dividend income	**6,080**	4,246	3,909	5,577	8,180
Interest expense	**(4,668)**	(5,459)	(6,674)	(9,289)	(11,093)
Income before income taxes	**162,346**	164,948	120,513	159,549	199,661
Income before minority interests and equity in net earnings of affiliated companies	**98,457**	92,659	60,230	88,696	113,126
Net income	**84,500**	82,317	48,579	81,331	117,900
Capital expenditure	**¥ 157,420**	¥ 160,740	¥ 127,319	¥ 155,525	¥ 118,786
Depreciation (Note 1)	**130,360**	124,634	126,695	121,777	82,063
Net cash provided by operating activities	**219,361**	327,358	303,500	248,185	140,454
Per share of common stock (¥/$):					
Net income (Note 2)	**¥ 164.78**	¥ 160.38	¥ 94.51	¥ 158.05	¥ 229.11
Cash dividends (Note 3)	**25.00**	25.00	25.00	25.00	22.50
Shareholders' equity (Note 4)	**¥ 3,630.67**	¥ 3,409.80	¥ 3,274.17	¥ 3,300.45	¥ 3,157.55
Stock price at year-end	**3,920**	3,310	3,640	4,170	4,640
PER (Price-to-Earnings Ratio)	**23.79**	20.64	38.51	26.38	20.25
PBR (Price-to-Book Value Ratio)	**1.08**	0.97	1.11	1.26	1.47
Year-end financial position:					
Total assets	**¥2,983,457**	¥3,023,509	¥2,958,317	¥2,946,362	¥2,830,313
Long-term debt	**96,040**	116,823	124,404	137,446	81,246
Total shareholders' equity	**1,849,102**	1,749,882	1,680,611	1,698,063	1,624,856
Average number of shares outstanding (in thousands)	**512,801**	513,252	514,011	514,583	514,603
Number of employees	**75,638**	73,164	72,633	72,569	70,722

See notes on page 33.

Year ended March 31					
2000	1999	1998	1997	1996	**2005**
(Millions of yen, except per share figures)					(Thousands of U.S. dollars, except per share figures) *(Note 5)*
¥ 635,588	¥ 618,719	¥ 636,755	¥ 645,559	¥ 609,521	**$12,260,682**
713,253	768,307	694,861	567,406	439,075	**11,359,636**
¥1,348,841	¥1,387,026	¥1,331,616	¥1,212,965	¥1,048,596	**$23,620,318**
774,757	779,985	735,953	681,030	595,553	**14,118,514**
344,424	356,967	338,920	291,315	246,409	**7,171,617**
81,725	84,740	81,043	75,924	73,194	**1,570,253**
—	—	—	—	—	**(776,907)**
147,935	165,334	175,700	164,696	133,440	**1,536,841**
6,975	11,298	10,479	10,247	13,989	**56,822**
(9,957)	(11,994)	(11,524)	(11,705)	(11,573)	**(43,626)**
137,405	138,591	162,756	161,693	132,599	**1,517,252**
74,763	69,169	78,044	76,205	65,613	**920,159**
84,895	74,709	91,280	85,349	72,870	**789,720**
¥ 91,313	¥ 115,536	¥ 112,800	¥ 97,315	¥ 75,393	**$ 1,471,215**
82,770	83,377	77,818	73,761	68,547	**1,218,318**
212,306	157,159	147,000	151,736	147,636	**2,050,103**
¥ 164.97	¥ 145.17	¥ 177.38	¥ 165.85	¥ 141.60	**$ 1.54**
22.50	22.50	22.50	22.00	21.00	**0.23**
¥ 3,060.68	¥ 2,893.82	¥ 2,842.91	¥ 2,684.52	¥ 2,540.93	**$ 33.93**
4,520	4,480	4,960	4,070	3,060	**36.64**
27.40	30.86	27.96	24.54	21.61	
1.48	1.55	1.74	1.52	1.20	
¥2,235,812	¥2,165,695	¥2,173,989	¥2,038,382	¥1,942,509	**$27,882,776**
20,897	47,363	53,113	47,036	63,919	**897,570**
1,575,065	1,489,194	1,463,014	1,381,458	1,307,594	**17,281,327**
514,612	514,615	514,610	514,607	514,616	
37,151	37,551	36,580	33,154	29,903	

Notes:

1. Figures for depreciation do not include depreciation expense for rental equipment handled by the Document Solutions segment.
2. The computation of net income per share is based on the average number of shares outstanding during each period.
3. Cash dividends per share represent the amount declared per share for the respective period.
4. The computation of shareholders' equity per share is based on the number of shares outstanding at the end of each period.
5. U.S. dollar amounts presented are translated from yen, for convenience only, at the rate of ¥107=US$1, the exchange rate prevailing on March 31, 2005.
6. At the end of March 2001, Fujifilm acquired an additional 25% of the outstanding shares of Fuji Xerox Co., Ltd., bringing its total shareholding to 75%. As a result, Fuji Xerox became a consolidated subsidiary of Fujifilm. In the financial statements for the Fujifilm Group for the year ended March 31, 2001, the balance sheet of Fuji Xerox was consolidated and the consolidated statements of income were accounted for by the equity method, with an ownership interest of 50% as in prior years. From the year ended March 31, 2002, the consolidated statements of income of Fuji Xerox were consolidated in the income statements.
7. From the fiscal year ended March 31, 2005, the interest income and expense items associated with a portion of lease transactions were reclassified from nonoperating income and expense items to revenue and cost of sales items, respectively. As a result, figures from the fiscal year ended March 31, 2002, through the fiscal year ended March 31, 2004, have been restated.

Fuji Photo Film Co., Ltd. and Subsidiaries

Assets	March 31 2005	March 31 2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) *(Note 3)*
Current assets:			
Cash and cash equivalents	**¥ 288,157**	¥ 461,764	**$ 2,693,056**
Marketable securities (Note 4)	**65,729**	33,906	**614,290**
Notes and accounts receivable (Note 5):			
Trade and finance	**516,228**	525,889	**4,824,561**
Affiliated companies	**31,514**	24,417	**294,523**
Allowance for doubtful receivables	**(14,517)**	(14,470)	**(135,673)**
Inventories (Note 6)	**371,365**	348,309	**3,470,701**
Deferred income taxes (Note 11)	**88,795**	82,276	**829,860**
Prepaid expenses and other	**25,997**	28,557	**242,963**
Total current assets	**1,373,268**	1,490,648	**12,834,281**
Investments and long-term receivables:			
Investments in and advances to affiliated companies (Note 7)	**46,563**	43,985	**435,168**
Investment securities (Note 4)	**279,895**	261,022	**2,615,841**
Long-term finance and other receivables (Note 5)	**97,029**	99,363	**906,813**
Allowance for doubtful receivables	**(4,946)**	(7,677)	**(46,224)**
	418,541	396,693	**3,911,598**
Property, plant and equipment:			
Land	**74,915**	69,664	**700,140**
Buildings	**570,140**	549,747	**5,328,411**
Machinery and equipment (Note 9)	**1,596,768**	1,538,884	**14,923,065**
Construction in progress	**49,002**	35,559	**457,963**
	2,290,825	2,193,854	**21,409,579**
Less accumulated depreciation	**(1,543,613)**	(1,488,705)	**(14,426,289)**
	747,212	705,149	**6,983,290**
Other assets:			
Goodwill, net (Notes 8 and 16)	**227,775**	214,649	**2,128,738**
Other intangible assets, net (Notes 8,10 and 16)	**48,851**	35,732	**456,552**
Deferred income taxes (Note 11)	**47,750**	81,870	**446,262**
Other	**120,060**	98,768	**1,122,055**
	444,436	431,019	**4,153,607**
Total assets	**¥2,983,457**	¥3,023,509	**$27,882,776**

See notes to consolidated financial statements.

Liabilities and shareholders' equity

	March 31		
	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars) (Note 3)
Current liabilities:			
Short-term debt (Note 9)	¥ 123,592	¥ 143,265	$ 1,155,065
Notes and accounts payable:			
Trade	274,260	287,691	2,563,178
Construction	47,846	41,339	447,159
Affiliated companies	10,035	11,649	93,785
Accrued income taxes (Note 11)	31,193	42,626	291,523
Accrued liabilities	192,809	172,426	1,801,953
Other current liabilities (Note 11)	54,365	53,090	508,085
Total current liabilities	734,100	752,086	6,860,748
Long-term debt (Notes 9 and 15)	96,040	116,823	897,570
Accrued pension and severance costs (Note 10)	105,084	216,135	982,093
Deferred income taxes (Note 11)	48,224	42,555	450,692
Customers' guarantee deposits and other (Note 7)	34,941	42,303	326,551
Minority interests in subsidiaries	115,966	103,725	1,083,795
Commitments and contingent liabilities (Note 14)			
Shareholders' equity (Note 12):			
Common stock, without par value:			
Authorized: 800,000,000 shares			
Issued: 514,625,728 shares	40,363	40,363	377,224
Additional paid-in capital	68,135	68,135	636,776
Retained earnings	1,794,385	1,722,692	16,769,953
Accumulated other comprehensive income (loss) (Note 13)	(33,525)	(76,121)	(313,318)
Treasury stock, at cost (5,325,736 shares in 2005; 1,433,628 shares in 2004)	(20,256)	(5,187)	(189,308)
Total shareholders' equity	1,849,102	1,749,882	17,281,327
Total liabilities and shareholders' equity	¥2,983,457	¥3,023,509	$27,882,776

Consolidated Statements of Income

Fuji Photo Film Co., Ltd. and Subsidiaries

	Year ended March 31			
	2005	2004	2003	**2005**
	(Millions of yen)			(Thousands of U.S. dollars) *(Note 3)*
Revenue:				
Sales	**¥2,172,003**	¥2,212,387	¥2,164,535	**$20,299,093**
Rentals	**355,371**	354,338	347,386	**3,321,225**
	2,527,374	2,566,725	2,511,921	**23,620,318**
Cost of sales:				
Sales	**1,365,601**	1,364,537	1,339,562	**12,762,626**
Rentals	**145,080**	139,306	134,989	**1,355,888**
	1,510,681	1,503,843	1,474,551	**14,118,514**
Gross profit	**1,016,693**	1,062,882	1,037,370	**9,501,804**
Operating expenses:				
Selling, general and administrative (Note 10)	**767,363**	704,659	765,987	**7,171,617**
Research and development	**168,017**	173,323	159,119	**1,570,253**
Subsidy related to transfer of substitutional portion of employee pension fund liabilities (Note 10)	**(83,129)**	—	(52,136)	**(776,907)**
Operating income	**164,442**	184,900	164,400	**1,536,841**
Other income (expenses):				
Interest and dividend income	**6,080**	4,246	3,909	**56,822**
Interest expense	**(4,668)**	(5,459)	(6,674)	**(43,626)**
Foreign exchange gains (losses), net	**1,862**	(4,835)	(7,275)	**17,402**
Decline in value of investment securities (Note 4)	**(304)**	(466)	(17,038)	**(2,841)**
Other, net	**(5,066)**	(13,438)	(16,809)	**(47,346)**
	(2,096)	(19,952)	(43,887)	**(19,589)**
Income before income taxes	**162,346**	164,948	120,513	**1,517,252**
Income taxes (Note 11):				
Current	**55,083**	70,657	62,020	**514,794**
Deferred	**8,806**	1,632	(1,737)	**82,299**
	63,889	72,289	60,283	**597,093**
Income before minority interests and equity in net earnings of affiliated companies	**98,457**	92,659	60,230	**920,159**
Minority interests	**(18,103)**	(13,289)	(12,835)	**(169,187)**
Equity in net earnings of affiliated companies	**4,146**	2,947	1,184	**38,748**
Net income	**¥ 84,500**	¥ 82,317	¥ 48,579	**$ 789,720**
	(Yen)			(U.S. dollars) *(Note 3)*
Amounts per share of common stock:				
Net income	**¥ 164.78**	¥ 160.38	¥ 94.51	**$ 1.54**
Cash dividends declared	**25.00**	25.00	25.00	**0.23**

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Fuji Photo Film Co., Ltd. and Subsidiaries

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total shareholders' equity
	(Millions of yen)					
Balance at March 31, 2002	¥ 40,363	¥ 68,135	¥ 1,618,270	¥ (28,133)	¥ (572)	¥ 1,698,063
Comprehensive income:						
Net income	—	—	48,579	—	—	48,579
Net decrease in unrealized gains on securities	—	—	—	(251)	—	(251)
Foreign currency translation adjustments	—	—	—	(28,615)	—	(28,615)
Minimum pension liability adjustments	—	—	—	(16,423)	—	(16,423)
Change in net unrealized gains (losses) on derivatives	—	—	—	(65)	—	(65)
Net comprehensive income						3,225
Purchases of stock for treasury	—	—	—	—	(4,293)	(4,293)
Cash dividends applicable to earnings of the year	—	—	(12,846)	—	—	(12,846)
Change of fiscal year-end of certain subsidiaries	—	—	(782)	(2,756)	—	(3,538)
Balance at March 31, 2003	40,363	68,135	1,653,221	(76,243)	(4,865)	1,680,611
Comprehensive income:						
Net income	—	—	82,317	—	—	82,317
Net increase in unrealized gains on securities	—	—	—	21,028	—	21,028
Foreign currency translation adjustments	—	—	—	(34,379)	—	(34,379)
Minimum pension liability adjustments	—	—	—	13,573	—	13,573
Change in net unrealized gains (losses) on derivatives	—	—	—	(100)	—	(100)
Net comprehensive income						82,439
Purchases of stock for treasury	—	—	—	—	(521)	(521)
Sales of stock from treasury	—	—	(13)	—	199	186
Cash dividends applicable to earnings of the year	—	—	(12,833)	—	—	(12,833)
Balance at March 31, 2004	40,363	68,135	1,722,692	(76,121)	(5,187)	1,749,882
Comprehensive income:						
Net income	—	—	**84,500**	—	—	**84,500**
Net increase in unrealized gains on securities	—	—	—	**2,948**	—	**2,948**
Foreign currency translation adjustments	—	—	—	**12,669**	—	**12,669**
Minimum pension liability adjustments	—	—	—	**26,801**	—	**26,801**
Change in net unrealized gains (losses) on derivatives	—	—	—	**178**	—	**178**
Net comprehensive income						**127,096**
Purchases of stock for treasury	—	—	—	—	**(15,370)**	**(15,370)**
Sales of stock from treasury	—	—	**(25)**	—	**301**	**276**
Cash dividends applicable to earnings of the year	—	—	**(12,782)**	—	—	**(12,782)**
Balance at March 31, 2005	**¥ 40,363**	**¥ 68,135**	**¥ 1,794,385**	**¥ (33,525)**	**¥ (20,256)**	**¥ 1,849,102**
	(Thousands of U.S. dollars) *(Note 3)*					
Balance at March 31, 2004	$377,224	$636,776	$16,099,925	$(711,411)	$ (48,476)	$16,354,038
Comprehensive income:						
Net income	—	—	**789,720**	—	—	**789,720**
Net increase in unrealized gains on securities	—	—	—	**27,551**	—	**27,551**
Foreign currency translation adjustments	—	—	—	**118,402**	—	**118,402**
Minimum pension liability adjustments	—	—	—	**250,477**	—	**250,477**
Change in net unrealized gains (losses) on derivatives	—		—	**1,663**	—	**1,663**
Net comprehensive income						**1,187,813**
Purchases of stock for treasury	—	—	—	—	**(143,645)**	**(143,645)**
Sales of stock from treasury	—	—	**(234)**	—	**2,813**	**2,579**
Cash dividends applicable to earnings of the year	—	—	**(119,458)**	—	—	**(119,458)**
Balance at March 31, 2005	**$377,224**	**$636,776**	**$16,769,953**	**$(313,318)**	**$(189,308)**	**$17,281,327**

See notes to consolidated financial statements.

Fuji Photo Film Co., Ltd. and Subsidiaries

	2005	2004	2003	2005
	Year ended March 31 (Millions of yen)			(Thousands of U.S. dollars) (Note 3)
Operating activities				
Net income	**¥ 84,500**	¥ 82,317	¥ 48,579	**$ 789,720**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	**182,286**	172,622	173,986	**1,703,607**
Decline in value of investment securities	**304**	466	17,038	**2,841**
Deferred income taxes	**8,806**	1,632	(1,737)	**82,299**
Minority interests	**18,103**	13,289	12,835	**169,187**
Equity in net earnings of affiliated companies, less dividends received	**(2,031)**	(667)	(944)	**(18,981)**
Subsidy related to transfer of substitutional portion of employee pension fund liabilities	**(83,129)**	—	(52,136)	**(776,907)**
Changes in operating assets and liabilities:				
Notes and accounts receivable	**19,593**	(20,519)	(95)	**183,112**
Inventories	**(5,964)**	174	12,771	**(55,738)**
Notes and accounts payable—trade	**(23,320)**	19,719	16,819	**(217,944)**
Accrued income taxes and other liabilities	**20,869**	40,481	50,987	**195,037**
Other	**(656)**	17,844	25,397	**(6,130)**
Net cash provided by operating activities	**219,361**	327,358	303,500	**2,050,103**
Investing activities				
Purchases of property, plant and equipment	**(150,915)**	(160,070)	(122,624)	**(1,410,421)**
Purchases of software	**(33,050)**	(37,367)	(37,553)	**(308,879)**
Proceeds from sales and maturities of marketable and investment securities	**40,733**	46,672	33,058	**380,682**
Purchases of marketable and investment securities	**(85,287)**	(16,634)	(23,656)	**(797,075)**
(Increase) decrease in investments in and advances to affiliated companies	**(1,156)**	1,702	(6,361)	**(10,803)**
Acquisitions of businesses and minority interests, net of cash acquired	**(58,010)**	(21,901)	(33,486)	**(542,150)**
Other	**(24,716)**	(19,588)	(11,306)	**(230,990)**
Net cash used in investing activities	**(312,401)**	(207,186)	(201,928)	**(2,919,636)**
Financing activities				
Proceeds from long-term debt	**1,940**	6,604	16,055	**18,131**
Repayments of long-term debt	**(19,085)**	(25,787)	(28,708)	**(178,364)**
Decrease in short-term debt, net	**(31,042)**	(27,615)	(29,902)	**(290,112)**
Cash dividends paid	**(12,831)**	(12,833)	(12,861)	**(119,916)**
Cash dividends paid to minority interests	**(7,091)**	(3,550)	(4,579)	**(66,271)**
Purchases of stock for treasury, net	**(15,297)**	(335)	(4,257)	**(142,963)**
Net cash used in financing activities	**(83,406)**	(63,516)	(64,252)	**(779,495)**
Effect of exchange rate changes on cash and cash equivalents	**2,839**	(5,022)	(4,780)	**26,533**
Net increase (decrease) in cash and cash equivalents	**(173,607)**	51,634	32,540	**(1,622,495)**
Change of fiscal year-end of certain subsidiaries	**—**	—	(4,311)	**—**
Cash and cash equivalents at beginning of year	**461,764**	410,130	381,901	**4,315,551**
Cash and cash equivalents at end of year	**¥288,157**	¥461,764	¥410,130	**$2,693,056**
Supplemental disclosures of cash flow information				
Cash paid for:				
Interest	**¥ 6,838**	¥ 7,301	¥ 9,353	**$ 63,907**
Income taxes	**69,460**	44,949	73,621	**649,159**

See notes to consolidated financial statements.

1. Nature of Operations

Fuji Photo Film Co., Ltd. (the "Company") is a multinational manufacturer of photographic products, with an involvement in imaging, information and document solutions. The Company and its subsidiaries operate throughout the world, generating approximately 48% of its worldwide revenue outside Japan, predominantly in North America and Europe. The Company's principal manufacturing operations are located in Japan, the United States of America, Brazil, Germany, the Netherlands, Singapore and China.

2. Summary of Significant Accounting Policies

The Company and its domestic subsidiaries maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan. The Company's foreign subsidiaries maintain their records and prepare their financial statements in conformity with the conventions of their countries of domicile. Certain reclassifications and adjustments have been incorporated in the consolidated financial statements to conform them to accounting principles generally accepted in the United States of America. These adjustments have not been recorded in the Company's statutory books of account.

Significant accounting policies, after reflecting the adjustments referred to above, are summarized as follows:

Principles of Consolidation and Accounting for Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all entities that the Company directly or indirectly controls. All significant intercompany transactions and accounts have been eliminated. During the year ended March 31, 2003, certain foreign subsidiaries that had used a February 28 year-end changed their fiscal year-end from February 28 to March 31 in order to conform to the Company's fiscal year-end. The net loss of ¥782 million and net changes in other comprehensive income (loss) of ¥2,756 million for the one-month period ended March 31, 2002 were directly debited to retained earnings and other comprehensive income (loss), respectively.

The Company's investments in affiliated companies (20% to 50% owned companies), in which the ability to exercise significant influence exists, are accounted for by the equity method. Consolidated net income includes the Company's equity in the current net earnings or losses of such companies after the elimination of unrealized intercompany profits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translations

The Company's foreign subsidiaries generally use the local currency as their functional currency. Accordingly, assets and liabilities are translated into the reporting currency using exchange rates in effect at the balance sheet date and income and expenses are translated using average exchange rates prevailing during the year. Adjustments resulting from this translation process are accumulated in other comprehensive income (loss), a separate component of shareholders' equity.

Assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency using exchange rates in effect at the respective balance sheet dates with the resulting gains or losses included in operations.

Cash Equivalents

The Company considers all highly liquid investments which are readily convertible into cash and that have maturities of three months or less, on the date of purchase, to be cash equivalents.

Marketable Securities and Investment Securities

The Company has designated their marketable securities and investment securities as available-for-sale, which are carried at their fair value with changes in unrealized gains or losses reported in other comprehensive income (loss), net of applicable taxes. The Company records an impairment loss to earnings when a decline in value of the marketable security is deemed to be other-than-temporary. In determining whether such a decline is other-than-temporary, the Company evaluates various factors including the length of time, the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the investee as well as the Company's intent and ability to retain the investment for a period of time sufficient to allow any expected recovery in fair value. The cost of securities sold is based on the average-cost method. Dividends on available-for-sale securities are included in "Interest and dividend income" in other income (expenses).

Allowance for Doubtful Receivables

Allowances for doubtful trade, finance and other receivables are determined based on a combination of historical experience, aging analysis and any specific known troubled accounts.

Inventories

Inventories are valued at the lower of cost or market with cost being determined principally by the moving-average method. Periodically, the Company reviews inventories for obsolete, slow-moving or excess amounts and, if required, provides an allowance to recognize their estimated net realizable values.

Property, Plant and Equipment and Depreciation

Property, plant and equipment is carried at cost, less accumulated depreciation computed primarily by the declining-balance method and, for certain foreign subsidiaries, by the straight-line method. Estimated useful lives for buildings are primarily 15 to 50 years and for machinery and equipment are 2 to 15 years.

Machinery and equipment includes machines rented to customers under operating leases with a cost and accumulated depreciation of ¥85,029 million ($794,664 thousand) and ¥52,488 million ($490,542 thousand) as of March 31, 2005 and ¥82,993 million and ¥58,487 million as of March 31, 2004, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Other intangible assets principally consist of costs allocated to technology-based intangibles, customer-related intangibles and long-term product supply agreements.

Under Statement of Financial Accounting Standards Board ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill and other indefinite lived intangible assets are no longer amortized but are tested annually, as of January 1, for impairment. Impairment tests are performed principally based on present value techniques of estimated future cash flows on each reporting unit. The discount rate used is based on the reporting unit's weighted average cost of capital. In addition to the annual impairment test, an interim test for goodwill impairment will be performed when events occur or circumstances indicate that the carrying value may not be recoverable. Intangible assets having other than those with an indefinite life are amortized on a straight-line basis over their estimated useful lives.

Capitalized Software Costs

The Company capitalizes certain software development costs in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company also follows accounting guidelines as specified in SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Capitalized costs are amortized on a straight-line basis over the estimated useful lives of the software. As of March 31, 2005 and 2004, aggregate capitalized software costs amounted to ¥99,465 million ($929,579 thousand) and ¥89,728 million, respectively, net of accumulated amortization of ¥52,961 million ($494,963 thousand) and ¥59,140 million, respectively, which included capitalized software to be sold of ¥9,753 million ($91,150 thousand) and ¥10,045 million, respectively, net of accumulated amortization of ¥9,991 million ($93,374 thousand) and ¥12,011 million, respectively. Capitalized software costs are included in other assets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, excluding goodwill and other intangible assets not being amortized, for impairment whenever events or changes in business circumstances indicate the carrying amount of the assets may not be fully recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the assets would be compared to the assets' carrying amount to determine if a write-down is required. If this evaluation indicates that the assets will not be recoverable, the carrying value of the assets would be reduced to their estimated fair value.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the products or services have been provided to customers, the sales price is fixed or determinable, and collectibility is reasonably assured.

The above conditions are generally met when products are delivered to customers for product sales, services are performed or at the inception of leases for revenue from sales-type leases. Associated interest income on sales-type leases is recognized using the effective interest method with the allocation based on the net investment in outstanding leases and is included in revenue. Rentals from operating leases are recognized as earned over the respective lease terms. Certain sales incentives are deducted from revenue.

The Company sells certain products and services under bundled contract agreements which contain multiple deliverable elements as defined in Emerging Issues Task Force ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables." The Company has recognized revenue from the sale of such products upon delivery and acceptance by customers and such services upon customers' usage. The adoption of EITF 00-21 was not significant to the operating results and financial position of the Company.

Product Warranties

The Company provides product warranties for certain of its products. These warranties generally extend for periods of one year from the date of sale. A liability for expected warranty costs and additional service actions is accrued at the time that the related revenue is recognized. In estimating the warranty liability, historical experience is considered.

Shipping and Handling Costs

Shipping and handling costs of ¥60,511 million ($565,523 thousand), ¥56,914 million and ¥51,683 million for the years ended March 31, 2005, 2004 and 2003, respectively, are included in selling, general and administrative expenses in the consolidated statements of income.

Advertising Costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses. Advertising expenses amounted to ¥47,561 million ($444,495 thousand), ¥45,421 million and ¥52,356 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Income Taxes

Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes."

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse. A valuation allowance is recognized to reduce the deferred tax assets to the amount that is considered more likely than not to be realized.

Derivative Financial Instruments

The Company recognizes all derivative financial instruments, such as interest rate swaps, cross currency interest rate swaps, forward foreign exchange contracts and currency swaps, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income, net of deferred taxes. Changes in fair values of derivatives, which are not designated or qualified as hedges, are reported in income.

Net Income Per Share

The amounts per share of net income are based on the weighted average number of shares of common stock outstanding during the year.

Reclassification

Certain reclassifications to prior years' consolidated financial statements and related footnote amounts have been made to conform with the presentation in the current year.

New Accounting Standards

In November 2003, the EITF reached a consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 established additional disclosure requirements for investments in loss position under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In March 2004, the EITF also reached a consensus on accounting guidance on other-than-temporary impairments and its application to debt and equity securities investments. The Financial Accounting Standards Board ("FASB") issued FASB Staff Position EITF 03-1-1 in September 2004 which delayed the effective date of the recognition and measurement provisions of EITF 03-1. The adoption of EITF 03-1 is not expected to have a material effect on the Company's results of operations and financial position.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the fiscal year beginning April 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS No. 151 will have on its results of operations and financial condition but does not expect SFAS No. 151 to have a material impact.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the first year beginning April 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS No. 153 will have on its results of operations and financial condition but does not expect it to have a material impact.

3. U.S. Dollar Amounts

Solely for the convenience of the reader and as a matter of arithmetical computation only, the 2005 amounts in the consolidated financial statements have been translated from Japanese yen into U.S. dollars at the rate of ¥107=U.S.$1.00, the exchange rate prevailing on March 31, 2005. The translation should not be construed as a representation that Japanese yen could be converted into U.S. dollars at this or any other rate.

4. Investments in Debt and Equity Securities

The cost, gross unrealized gains, gross unrealized losses and estimated fair value of the available-for-sale securities by major security type at March 31, 2005 and 2004 are summarized as follows:

	2005			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Millions of yen)			
Marketable securities:				
Government debt securities	**¥ 5,000**	**¥ —**	**¥ 0**	**¥ 5,000**
Corporate debt securities	**60,569**	**246**	**86**	**60,729**
	¥ 65,569	**¥ 246**	**¥ 86**	**¥ 65,729**
Investment securities:				
Government debt securities	**¥ 37,728**	**¥ 75**	**¥ —**	**¥ 37,803**
Corporate debt securities	**82,549**	**473**	**415**	**82,607**
Equity securities	**77,687**	**47,085**	**284**	**124,488**
	¥197,964	**¥47,633**	**¥699**	**¥244,898**

	2004			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Millions of yen)			
Marketable securities:				
Corporate debt securities	¥ 33,931	¥ 26	¥ 51	¥ 33,906
	¥ 33,931	¥ 26	¥ 51	¥ 33,906
Investment securities:				
Government debt securities	¥ 2,699	¥ 39	¥ —	¥ 2,738
Corporate debt securities	129,684	924	517	130,091
Equity securities	49,898	44,002	150	93,750
	¥182,281	¥44,965	¥667	¥226,579

	2005			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(Thousands of U.S. dollars)			
Marketable securities:				
Government debt securities	**$ 46,729**	**$ —**	**$ 0**	**$ 46,729**
Corporate debt securities	**566,065**	**2,299**	**803**	**567,561**
	$ 612,794	**$ 2,299**	**$ 803**	**$ 614,290**
Investment securities:				
Government debt securities	**$ 352,598**	**$ 701**	**$ —**	**$ 353,299**
Corporate debt securities	**771,486**	**4,421**	**3,879**	**772,028**
Equity securities	**726,047**	**440,046**	**2,654**	**1,163,439**
	$1,850,131	**$445,168**	**$6,533**	**$2,288,766**

Gross realized losses of available-for-sale securities, which include losses on decline in value considered as other-than-temporary, for the years ended March 31, 2005, 2004 and 2003 were ¥322 million ($3,009 thousand), ¥473 million and ¥17,769 million, respectively. Gross realized gains on sales of available-for-sale securities for each of the three years in the period ended March 31, 2005 were insignificant.

Net unrealized holding gains on available-for-sale securities, net of the related taxes, increased by ¥2,948 million ($27,551 thousand) and ¥21,028 million for the years ended March 31, 2005 and 2004, respectively, and decreased by ¥251 million for the year ended March 31, 2003.

The cost and estimated fair value of debt securities at March 31, 2005, by contractual maturity, are shown below. The actual maturities may differ from the contractual maturities because the issuers of the debt securities may have the right to prepay the obligations without penalties.

	Cost	Estimated fair value	Cost	Estimated fair value
	(Millions of yen)		(Thousands of U.S. dollars)	
Due in one year or less	**¥ 65,569**	**¥ 65,729**	**$ 612,794**	**$ 614,290**
Due after one year through five years	**113,153**	**113,381**	**1,057,505**	**1,059,636**
Due after five years through ten years	**476**	**484**	**4,448**	**4,523**
Due after ten years	**6,648**	**6,545**	**62,131**	**61,168**
	¥185,846	**¥186,139**	**$1,736,878**	**$1,739,617**

At March 31, 2005, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.

The aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥34,997 million ($327,075 thousand) and ¥34,443 million at March 31, 2005 and 2004, respectively. Investments with an aggregate cost of ¥29,997 million ($280,346 thousand) were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and (b) the Company did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.

5. Finance Receivables

Finance receivables are recorded on sales-type leases of the Company's printing and copying machines. The current portion of finance receivables and amounts due after one year are included in notes and accounts receivable—trade and finance and long-term finance and other receivables, respectively. These receivables generally mature over one to six years. The components of finance receivables as of March 31, 2005 and 2004 are as follows:

	2005	2004	**2005**
	(Millions of yen)		(Thousands of U.S. dollars)
Gross receivables	**¥90,644**	¥85,228	**$847,140**
Unearned income	**(14,481)**	(13,520)	**(135,336)**
Allowance for doubtful receivables	**(2,480)**	(3,088)	**(23,178)**
Finance receivables, net	**¥73,683**	¥68,620	**$688,626**

The future minimum lease payments to be received under sales-type leases as of March 31, 2005 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2006	¥31,497	$294,364
2007	24,473	228,720
2008	18,728	175,028
2009	11,597	108,383
2010	4,017	37,542
2011 and thereafter	332	3,103
Total future minimum lease payments	¥90,644	$847,140

6. Inventories

Inventories at March 31, 2005 and 2004 consisted of the following:

	2005	2004	**2005**
	(Millions of yen)		(Thousands of U.S. dollars)
Finished goods	**¥228,337**	¥215,448	**$2,133,990**
Work in process	**67,105**	63,558	**627,150**
Raw materials and supplies	**75,923**	69,303	**709,561**
	¥371,365	¥348,309	**$3,470,701**

7. Investments in Affiliated Companies

Investments in affiliated companies accounted for by the equity method amounted to ¥44,427 million ($415,206 thousand) and ¥42,305 million at March 31, 2005 and 2004, respectively. The combined financial position and results of operations of the Company's affiliates accounted for by the equity method are summarized as follows:

	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Current assets	**¥124,553**	¥126,529	**$1,164,047**
Noncurrent assets	**63,806**	67,122	**596,317**
Total assets	**¥188,359**	¥193,651	**$1,760,364**
Current liabilities	**¥ 85,609**	¥ 78,174	**$ 800,084**
Long-term liabilities	**24,639**	33,413	**230,271**
Shareholders' equity	**78,111**	82,064	**730,009**
Total liabilities and shareholders' equity	**¥188,359**	¥193,651	**$1,760,364**

	2005	2004	2003	2005
	(Millions of yen)			(Thousands of U.S. dollars)
Revenue	**¥252,345**	¥255,963	¥323,944	**$2,358,364**
Net income	**3,008**	10,197	703	**28,112**

Transactions with affiliated companies for the years ended March 31, 2005, 2004 and 2003 are summarized as follows:

	2005	2004	2003	2005
	(Millions of yen)			(Thousands of U.S. dollars)
Revenue	**¥96,047**	¥88,212	¥127,452	**$897,636**
Purchases	**43,568**	36,818	32,599	**407,178**
Dividends received	**2,115**	2,280	1,074	**19,766**

Customers' guarantee deposits received from affiliated companies amounted to ¥916 million ($8,561 thousand) and ¥1,625 million at March 31, 2005 and 2004, respectively.

8. Goodwill and Other Intangible Assets

The changes in goodwill by operating segment for the years ended March 31, 2005 and 2004 were as follows:

	Imaging Solutions	Information Solutions	Document Solutions	Total
	(Millions of Yen)			
As of March 31, 2003	¥9,297	¥12,043	¥192,373	¥213,713
Acquired	—	2,295	—	2,295
Impaired	—	—	—	—
Translation and other	(272)	(969)	(118)	(1,359)
As of March 31, 2004	9,025	13,369	192,255	214,649
Acquired	**647**	**12,569**	—	**13,216**
Impaired	—	—	—	—
Translation and other	**(14)**	**(76)**	—	**(90)**
As of March 31, 2005	**¥9,658**	**¥25,862**	**¥192,255**	**¥227,775**

	Imaging Solutions	Information Solutions	Document Solutions	Total
	(Thousands of U.S. dollars)			
As of March 31, 2004	$84,346	$124,944	$1,796,775	$2,006,065
Acquired	**6,047**	**117,467**	—	**123,514**
Impaired	—	—	—	—
Translation and other	**(131)**	**(710)**	—	**(841)**
As of March 31, 2005	**$90,262**	**$241,701**	**$1,796,775**	**$2,128,738**

Intangible assets subject to amortization are as follows:

	2005		2004		2005	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
	(Millions of Yen)				(Thousands of U.S. dollars)	
Technology-based	**¥ 30,900**	**¥12,867**	¥23,187	¥ 8,936	**$ 288,785**	**$120,252**
Customer-related	**17,510**	**2,313**	1,825	462	**163,645**	**21,617**
Product supply agreements	**47,166**	**40,453**	46,419	35,171	**440,804**	**378,065**
Other	**13,908**	**5,621**	11,679	4,982	**129,981**	**52,533**
	¥109,484	**¥61,254**	¥83,110	¥49,551	**$1,023,215**	**$572,467**

The difference between the above amounts disclosed and the amounts of other intangible assets on the balance sheet at March 31, 2005 and 2004 include intangible assets of ¥621 million ($5,804 thousand) and ¥2,173 million, respectively, associated with the Company's defined benefit pension plans which were recorded in accordance with SFAS No. 87, "Employers' Accounting for Pensions."

The weighted-average amortization period for technology-based intangibles, customer-related intangibles and product supply agreements are 8 years, 5 years and 10 years, respectively. The aggregate amortization expense for intangible assets for the years ended March 31, 2005, 2004 and 2003 were ¥10,939 million ($102,234 thousand), ¥8,807 million and ¥9,018 million, respectively.

The estimated aggregate amortization expense for intangible assets subject to amortization for the next five years is as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2006	¥12,794	$119,570
2007	9,879	92,327
2008	7,496	70,056
2009	7,074	66,112
2010	2,894	27,047

9. Short-Term and Long-Term Debt

Short-term debt consisted of the following:

	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Borrowings from banks	**¥ 61,669**	¥105,508	**$ 576,345**
Commercial paper	**39,555**	17,707	**369,673**
Notes payable	**—**	5,067	**—**
Current portion of long-term debt	**22,368**	14,983	**209,047**
	¥123,592	¥143,265	**$1,155,065**

The weighted-average interest rates per annum on bank borrowings, commercial paper and notes payable outstanding at March 31, 2005 and 2004 were 1.82% and 2.22%, respectively. Short-term debt is principally unsecured.

Long-term debt at March 31, 2005 and 2004 consisted of the following:

	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Loans, principally from banks and insurance companies, due 2006 to 2012, with interest rates ranging from 0.545% to 8.5% at March 31, 2005 and due 2005 to 2012, with interest rates ranging from 0.545% to 8.5% at March 31, 2004:			
Secured	**¥ 3,379**	¥ 4,286	**$ 31,579**
Unsecured	**59,129**	63,759	**552,608**
Medium-term notes payable in Japanese yen, due 2006, with fixed and floating interest rates ranging from 0.36% to 1.99% at March 31, 2005 and due 2005 to 2013, with fixed and floating interest rates ranging from 0.20% to 2.24% at March 31, 2004	**8,800**	18,264	**82,243**
Unsecured bonds:			
0.6200% yen bonds, due 2007	**3,000**	3,000	**28,037**
0.6475% yen bonds, due 2007	**7,500**	7,500	**70,093**
1.6300% yen bonds, due 2008	**5,000**	5,000	**46,729**
1.0075% yen bonds, due 2009	**6,100**	6,100	**57,009**
1.0050% yen bonds, due 2009	**2,000**	2,000	**18,692**
1.9900% yen bonds, due 2011	**10,000**	10,000	**93,458**
1.5175% yen bonds, due 2012	**3,000**	3,000	**28,037**
Other	**10,500**	8,897	**98,132**
	118,408	131,806	**1,106,617**
Portion due within one year	**(22,368)**	(14,983)	**(209,047)**
	¥ 96,040	¥116,823	**$ 897,570**

The weighted-average interest rates of long-term loans from banks in the above table were approximately 1.8% and 1.64% at March 31, 2005 and 2004, respectively.

The aggregate annual maturities of long-term debt subsequent to March 31, 2005 are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2006	¥ 22,368	$ 209,047
2007	26,925	251,636
2008	9,394	87,794
2009	25,661	239,822
2010	272	2,542
2011 and thereafter	33,788	315,776
	¥118,408	$1,106,617

Certain bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness may be provided upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Certain of the long-term debt agreements with lenders other than banks also stipulate that the Company must provide additional security upon request of the lender.

At March 31, 2005, certain loans were secured by machinery and equipment with a net book value of ¥3,949 million ($36,907 thousand).

10. Pension and Severance Plans

Employees of the Company and its domestic subsidiaries who terminate their employment are entitled, under most circumstances, to lump-sum payments and/or pension payments as described below, determined by reference to their current basic rate of pay, length of service and the conditions under which termination occurs.

The Company and certain of its domestic subsidiaries have funded non-contributory defined benefit pension plans whose assets are maintained at trust banks and insurance companies, and also have a defined contribution plan. The funding policy for defined benefit plans is to make actuarially determined contributions to provide the plans with sufficient assets to meet future benefit payment requirements.

The Company and certain of its domestic subsidiaries also had two defined benefit pension plans, which had been funded in conformity with the requirements of the Welfare Pension Insurance Law of Japan. The pension plans consisted of two portions: a governmental welfare contributory portion (which would otherwise be provided by the Japanese government) and an additional non-contributory defined benefit portion. The pension benefits were determined based on years of service and compensation as stipulated in the regulations.

In March 2003, one of the defined benefit pension plans was liquidated and the obligation and related plan assets of the governmental welfare contributory portion were transferred to a governmental agency and the remaining non-contributory defined benefit portion was transferred into a defined contribution plan. Upon the liquidation, the Company recognized a settlement loss of ¥101,902 million and also recognized a reduction in net periodic pension cost related to derecognition of previously accrued salary progression of ¥26,677 million, both of which are included in selling, general and administrative expenses. In addition, the Company recognized a gain of ¥52,136 million reflecting the government subsidy arising from the difference between the obligation settled and the assets transferred to the government, determined pursuant to the government formula. In order to facilitate the liquidation of the defined benefit pension plan, certain marketable equity securities held in the employee retirement benefit trust were returned to the Company at their current fair market value of approximately ¥21,780 million and the employee retirement benefit trust was dissolved.

In January 2003, certain domestic subsidiaries included in Document Solutions obtained the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or the substitutional portion, of the defined benefit pension plan, over which the Japanese government will take responsibility. The subsidiaries obtained the final approval from the Japanese government in January 2004 to be relieved of all past benefit obligations of the substitutional portion of the plans and completed the transfer of the plan assets equivalent to the substitutional portion to the government in August 2004.

In accordance with the consensus on EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the Company accounted for the entire separation process, upon completion of transfer of the plan assets to the government, as a single settlement transaction. As a result, the Company recognized a settlement loss of ¥76,401 million ($714,028 thousand) and also recognized a reduction in net periodic pension cost related to derecognition of previously accrued salary progression of ¥29,014 million ($271,159 thousand), both of which are included in selling, general and administrative expenses. In addition, the Company recognized a subsidy from the government of ¥83,129 million ($776,907 thousand) representing the difference between the obligation settled and the assets transferred to the government.

After the transfer to the government of the substitutional portion of the defined benefit pension plan of the domestic subsidiaries, the remaining corporate portion of the pension plan was combined with other defined benefit plans of those subsidiaries and a new defined benefit plan and a new defined contribution plan were established. Under this restructuring of pension and severance plans, the projected benefit obligation decreased by ¥41,312 million ($386,093 thousand) attributable to benefit payments and by ¥11,346 million ($106,037 thousand) for the plan amendment which was treated as negative unrecognized prior service cost. In addition, plan amendments were made for certain other subsidiaries, which decreased the projected benefits obligation by ¥217 million ($2,028 thousand).

Most foreign subsidiaries have various retirement plans, primarily defined contribution plans, covering substantially all of their employees. The funding policy for such defined contribution plans is to contribute annually an amount equal to a certain percentage of the participant's annual salary.

The aggregate cost charged to income for the Company's defined benefit and defined contribution plans discussed above amounted to ¥85,963 million ($803,393 thousand), ¥47,115 million and ¥127,228 million for the years ended March 31, 2005, 2004 and 2003, respectively.

The Company uses a measurement date of March 31 for the majority of its plans.

Components of Net Periodic Benefit Cost

Components of net periodic benefit cost for the years ended March 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003	**2005**
	(Millions of yen)			(Thousands of U.S. dollars)
Components of net periodic benefit cost:				
Service cost	**¥24,899**	¥24,597	¥ 34,502	**$232,701**
Interest cost	**13,670**	16,440	22,791	**127,757**
Expected return on plan assets	**(12,488)**	(9,884)	(16,606)	**(116,710)**
Recognized net actuarial loss	**7,407**	12,134	12,354	**69,224**
Amortization of prior service credit	**(1,380)**	(1,072)	(2,847)	**(12,897)**
Amortization of unrecognized net transition obligation	**150**	481	721	**1,402**
Derecognition of previously accrued salary progression	**(29,014)**	—	(26,677)	**(271,159)**
Settlement loss	**76,401**	—	101,902	**714,028**
Net periodic benefit cost	**¥79,645**	¥42,696	¥126,140	**$744,346**

Obligations and Fund Status

Reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets, the funded status and the amounts recognized in the consolidated balance sheets of the non-contributory and contributory defined benefit pension plans at March 31, 2005 and 2004 are outlined as follows:

	2005	2004	**2005**
	(Millions of yen)		(Thousands of U.S. dollars)
Changes in benefit obligation:			
Benefit obligation at beginning of year	**¥790,529**	¥ 736,225	**$7,388,121**
Service cost	**24,899**	24,597	**232,701**
Interest cost	**13,670**	16,440	**127,757**
Plan participants' contributions	**387**	123	**3,617**
Plan amendments	**(11,563)**	—	**(108,065)**
Actuarial loss	**5,055**	27,325	**47,243**
Acquisitions	**9,620**	4,011	**89,906**
Benefits paid	**(59,536)**	(17,320)	**(556,411)**
Transfer of substitutional portion	**(185,002)**	—	**(1,728,991)**
Foreign currency translation	**2,171**	(872)	**20,290**
Benefit obligation at end of year	**590,230**	790,529	**5,516,168**
Changes in plan assets:			
Fair value of plan assets at beginning of year	**465,038**	381,961	**4,346,149**
Actual return on plan assets	**10,729**	55,313	**100,271**
Acquisitions	**10,375**	1,195	**96,963**
Employers' contributions	**49,473**	34,925	**462,364**
Plan participants' contributions	**387**	123	**3,617**
Benefits paid	**(53,948)**	(7,962)	**(504,187)**
Transfer of substitutional portion	**(72,859)**	—	**(680,925)**
Foreign currency translation	**1,559**	(517)	**14,570**
Fair value of plan assets at end of year	**410,754**	465,038	**3,838,822**
Funded status	**(179,476)**	(325,491)	**(1,677,346)**
Unrecognized net actuarial loss	**170,132**	243,344	**1,590,019**
Unrecognized prior service credit	**(22,909)**	(13,197)	**(214,103)**
Unrecognized net transition obligation	**1,720**	1,870	**16,075**
Net amount recognized	**¥ (30,533)**	¥ (93,474)	**$ (285,355)**
Amounts recognized in the consolidated balance sheets consist of:			
Prepaid pension cost	**¥ 7,814**	¥ —	**$ 73,028**
Accrued pension and severance costs	**(105,084)**	¥(216,135)	**(982,093)**
Additional minimum liability adjustments:			
Intangible assets	**621**	2,173	**5,804**
Accumulated other comprehensive loss	**66,116**	120,488	**617,906**
Net amount recognized	**¥ (30,533)**	¥ (93,474)	**$ (285,355)**

The accumulated benefit obligation for defined benefit pension plans was ¥509,898 million ($4,765,402 thousand) and ¥677,444 million at March 31, 2005 and 2004, respectively.

The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets where accumulated benefit obligations exceeded plan assets as of March 31, 2005 and 2004 were as follows:

	2005	2004	**2005**
	(Millions of yen)		(Thousands of U.S. dollars)
Projected benefit obligation	**¥548,232**	¥782,156	**$5,123,664**
Accumulated benefit obligation	**476,735**	671,160	**4,455,467**
Fair value of plan assets	**372,102**	458,570	**3,477,589**

Assumptions

The weighted-average assumptions used to determine benefit obligations at March 31, 2005 and 2004 are as follows:

	2005	2004
Discount rate	**2.21%**	2.14%
Rate of compensation increases	**2.09%**	2.06%

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2005 and 2004 are as follows:

	2005	2004	2003
Discount rate	**2.14%**	2.35%	2.50%
Rate of compensation increases	**2.06%**	2.07%	2.50%
Expected long-term rate of return on plan assets	**3.15%**	3.17%	3.12%

The expected long-term rate of return on plan assets is based on the long-term expected return of the plans' asset allocations and an evaluation of the historical behavior of the Company's portfolio.

Plan Assets

The Company's actual weighted-average asset allocations for defined benefit pension plans at March 31, 2005 and 2004 by asset category are as follows:

Asset category	**2005**	2004
Equity securities	**36%**	37%
Debt securities	**35**	21
General accounts of life insurance companies	**18**	19
Other	**11**	23
Total	**100%**	100%

Target allocations of plan assets for equity securities, debt securities and general accounts of life insurance companies are 44%, 40% and 14%, respectively.

The Company's investment policy for defined benefit plans is designated to provide the plans with sufficient assets to meet future benefit payment requirements. The balance of other in plan assets at March 31, 2004 was large because the Company increased asset allocations to cash and cash equivalents in order for certain subsidiaries to fund the asset transfer of the governmental welfare component of their defined benefit plan.

The Company monitors asset allocation periodically and adjusts asset allocation, if necessary in order to meet the target asset allocation. The Company's investment policy pursues diversified investments and prohibits speculative investments.

Contribution

The Company expects to contribute approximately ¥44,496 million ($415,850 thousand) to the defined benefit pension plan for the year ending March 31, 2006.

Estimated Future Benefit Payments

The expected benefit payments, which reflect estimated future service, are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2006	¥ 14,320	$ 133,832
2007	17,580	164,299
2008	21,724	203,028
2009	23,229	217,093
2010	24,363	227,692
2011 through 2015	129,991	1,214,869

11. Income Taxes

Income taxes applicable to the Company and its domestic subsidiaries comprise corporation, inhabitants' and enterprise taxes which, in the aggregate, resulted in a statutory tax rate of approximately 40.6% for the year ended March 31, 2005 and 42% for years ended March 31, 2004 and 2003. The new Japanese local tax law issued in March 2003, which was subsequently revised during the year ended March 31, 2004 and became effective on April 1, 2004, reduces the standard enterprise tax rate and, instead, levies taxes on capital and certain expenses defined in the law. The new enterprise tax law is applicable only to the Company and certain domestic subsidiaries. The net decrease in the deferred tax assets as of March 31, 2004 and 2003, due to the new combined effective tax rates of 40.6% and 40.4%, amounted to ¥3,050 million and ¥1,647 million, respectively.

The effective tax rates reflected in the consolidated statements of income for the years ended March 31, 2005, 2004 and 2003 differ from the statutory tax rate due to the following reasons:

	2005	2004	2003
Statutory tax rates	**40.6%**	42.0%	42.0%
Increase (decrease) in income taxes resulting from:			
Expenses not deductible for tax purposes	**2.2**	1.0	4.5
Lower effective tax rates of other countries	**(2.8)**	(2.0)	(2.3)
Deferred tax liabilities on undistributed earnings	**(0.1)**	(1.0)	1.5
R&D credits	**(2.8)**	(3.1)	—
Net changes in valuation allowances	**2.5**	4.0	1.4
Reduction in net deferred tax assets due to change in tax rates	—	1.2	1.3
Other	**(0.2)**	1.7	1.6
Effective tax rates	**39.4%**	43.8%	50.0%

Income before income taxes for the years ended March 31, 2005, 2004 and 2003 was taxed in the following jurisdictions:

	2005	2004	2003	**2005**
	(Millions of yen)			(Thousands of U.S. dollars)
Income before income taxes:				
Domestic	**¥138,206**	¥127,484	¥ 85,560	**$1,291,645**
Foreign	**24,140**	37,464	34,953	**225,607**
	¥162,346	¥164,948	¥120,513	**$1,517,252**

The provision (benefit) for income taxes for the years ended March 31, 2005, 2004 and 2003 consisted of the following:

	2005	2004	2003	**2005**
	(Millions of yen)			(Thousands of U.S. dollars)
Current:				
Domestic	**¥44,119**	¥58,225	¥45,757	**$412,327**
Foreign	**10,964**	12,432	16,263	**102,467**
Total current	**55,083**	70,657	62,020	**514,794**
Deferred:				
Domestic	**11,723**	588	506	**109,561**
Foreign	**(2,917)**	1,044	(2,243)	**(27,262)**
Total deferred	**8,806**	1,632	(1,737)	**82,299**
	¥63,889	¥72,289	¥60,283	**$597,093**

The significant components of deferred tax assets and liabilities at March 31, 2005 and 2004 were as follows:

	2005	2004	**2005**
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred tax assets:			
Inventories	**¥ 36,668**	¥ 34,034	**$ 342,692**
Depreciation	**13,458**	9,546	**125,776**
Accrued expenses	**41,302**	39,012	**386,000**
Accrued pension and severance costs	**5,220**	22,453	**48,785**
Minimum pension liability adjustments	**26,476**	49,148	**247,439**
Accrued enterprise tax	**2,626**	3,933	**24,542**
Tax loss carryforwards	**17,476**	8,801	**163,327**
Valuation of investment securities	**2,749**	2,955	**25,692**
Allowance for doubtful receivables	**4,616**	4,595	**43,140**
Other	**26,150**	24,236	**244,392**
	176,741	198,713	**1,651,785**
Less valuation allowance	**(18,472)**	(14,491)	**(172,635)**
Total deferred tax assets	**158,269**	184,222	**1,479,150**
Deferred tax liabilities:			
Depreciation	**16,082**	14,459	**150,299**
Taxes on undistributed earnings	**9,747**	9,314	**91,094**
Valuation of available-for-sale securities	**19,076**	18,002	**178,280**
Goodwill	**10,373**	8,101	**96,944**
Other intangible assets	**5,617**	5,250	**52,495**
Other	**9,403**	7,692	**87,879**
Total deferred tax liabilities	**70,298**	62,818	**656,991**
Net deferred tax assets	**¥ 87,971**	¥121,404	**$ 822,159**

The valuation allowance relates primarily to the deferred tax assets of certain subsidiaries which have net operating loss carryforwards for tax purposes. The valuation allowances increased by ¥3,981 million ($37,206 thousand), ¥6,802 million and ¥1,733 million for the years ended March 31, 2005, 2004 and 2003, respectively.

Deferred tax assets and liabilities at March 31, 2005 and 2004 are included in the consolidated balance sheets as follows:

	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred income taxes (current assets)	**¥88,795**	¥ 82,276	**$829,860**
Deferred income taxes (other assets)	**47,750**	81,870	**446,262**
Other current liabilities	**(350)**	(187)	**(3,271)**
Deferred income taxes (noncurrent liabilities)	**(48,224)**	(42,555)	**(450,692)**
Net deferred tax assets (liabilities)	**¥87,971**	¥121,404	**$822,159**

At March 31, 2005, certain subsidiaries had net operating loss carryforwards for income tax purposes of ¥45,545 million ($425,654 thousand) and of which ¥12,843 million ($120,028 thousand) will be carried forward indefinitely and ¥32,702 million ($305,626 thousand) will expire through 2025. These net operating loss carryforwards are available to offset future taxable income of the subsidiaries.

12. Shareholders' Equity

The Commercial Code of Japan (the "Code") provides that an amount equal to at least 10% of the amount to be disbursed as a distribution of earnings be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock account. The Code also provides to the extent that if the sum of the additional paid-in capital account and the legal reserve account exceeds 25% of the common stock account, then the amount of the excess (if any) is available for appropriations by resolution of the shareholders.

Retained earnings available for dividends under the Code are based on the amount presented in the Company's non-consolidated financial statements, which are prepared in accordance with accounting principles and practices generally accepted in Japan. Under the Code, the amount of retained earnings available for dividends as of March 31, 2005 amounted to ¥1,438,254 million ($13,441,626 thousand), which included the Company's legal reserve of ¥10,091 million ($94,308 thousand).

The appropriation of retained earnings for the year ended March 31, 2005, which has been reflected in the consolidated financial statements, will be proposed for approval in accordance with the Code at the general shareholders' meeting to be held on June 29, 2005, and will subsequently be recorded in the Company's statutory books of account.

13. Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) as reflected in the consolidated balance sheets at March 31, 2005 and 2004 is summarized as follows:

	2005	2004	2005
	(Millions of yen)		(Thousands of U.S. dollars)
Unrealized gains on securities	**¥ 25,808**	¥ 22,860	**$ 241,195**
Foreign currency translation adjustments	**(25,458)**	(38,127)	**(237,925)**
Minimum pension liability adjustments	**(33,900)**	(60,701)	**(316,822)**
Unrealized gains (losses) on derivatives	**25**	(153)	**234**
	¥(33,525)	¥(76,121)	**$(313,318)**

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
		(Millions of yen)	
2005			
Unrealized gains on securities:			
Increase in unrealized gains on securities	**¥ 4,927**	**¥ (2,000)**	**¥ 2,927**
Less: reclassification adjustment for losses realized in net income	**36**	**(15)**	**21**
Net increase in unrealized gains	**4,963**	**(2,015)**	**2,948**
Foreign currency translation adjustments	**13,267**	**(598)**	**12,669**
Minimum pension liability adjustments	**49,422**	**(22,621)**	**26,801**
Unrealized gains (losses) on derivatives:			
Change in unrealized gains (losses) on derivatives	**104**	**(51)**	**53**
Less: reclassification adjustment for gains (losses) realized in net income	**246**	**(121)**	**125**
Change in net unrealized gains (losses)	**350**	**(172)**	**178**
	¥ 68,002	**¥ (25,406)**	**¥ 42,596**
2004			
Unrealized gains on securities:			
Increase in unrealized gains on securities	¥ 37,119	¥ (15,778)	¥ 21,341
Less: reclassification adjustment for gains realized in net income	(540)	227	(313)
Net increase in unrealized gains	36,579	(15,551)	21,028
Foreign currency translation adjustments	(34,724)	345	(34,379)
Minimum pension liability adjustments	28,050	(14,477)	13,573
Unrealized gains (losses) on derivatives:			
Change in unrealized gains (losses) on derivatives	(1,427)	696	(731)
Less: reclassification adjustment for gains (losses) realized in net income	1,227	(596)	631
Change in net unrealized gains (losses)	(200)	100	(100)
	¥ 29,705	¥ (29,583)	¥ 122
2003			
Unrealized gains on securities:			
Decrease in unrealized gains on securities	¥ (16,857)	¥ 7,033	¥ (9,824)
Less: reclassification adjustment for losses realized in net income	16,506	(6,933)	9,573
Net decrease in unrealized gains	(351)	100	(251)
Foreign currency translation adjustments	(31,575)	204	(31,371)
Minimum pension liability adjustments	(35,203)	18,780	(16,423)
Unrealized gains (losses) on derivatives:			
Change in unrealized gains (losses) on derivatives	(1,169)	490	(679)
Less: reclassification adjustment for gains (losses) realized in net income	1,060	(446)	614
Change in net unrealized gains (losses)	(109)	44	(65)
	¥ (67,238)	¥ 19,128	¥ (48,110)

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
		(Thousands of U.S. dollars)	
2005			
Unrealized gains on securities:			
Increase in unrealized gains on securities	**$ 46,047**	**$ (18,692)**	**$ 27,355**
Less: reclassification adjustment for losses realized in net income	**336**	**(140)**	**196**
Net increase in unrealized gains	**46,383**	**(18,832)**	**27,551**
Foreign currency translation adjustments	**123,991**	**(5,589)**	**118,402**
Minimum pension liability adjustments	**461,888**	**(211,411)**	**250,477**
Unrealized gains (losses) on derivatives:			
Change in unrealized gains (losses) on derivatives	**972**	**(477)**	**495**
Less: reclassification adjustment for gains (losses) realized in net income	**2,299**	**(1,131)**	**1,168**
Change in net unrealized gains (losses)	**3,271**	**(1,608)**	**1,663**
	$635,533	**$(237,440)**	**$398,093**

14. Commitments and Contingent Liabilities

Guarantees

The Company guarantees certain indebtedness of others and other obligations. At March 31, 2005, the maximum potential amount of future payments (undiscounted) the guarantor could be required to make under the guarantee was ¥43,169 million ($403,449 thousand), of which ¥39,469 million ($368,869 thousand) were guarantees of employee mortgage loans to financial institutions. In the event of an employee's insolvency, the Company and certain of its subsidiaries will need to pay the default mortgage on behalf of the employee. Certain guarantees are secured by the employees' property in the amount of ¥39,214 million ($366,486 thousand). The term of the mortgage loan guarantees is from 2 years to 30 years. As of March 31, 2005, the carrying amount of the liability for the Company's obligations under the guarantee was insignificant.

Lease Commitments

The Company and its subsidiaries lease office and retail space, warehouses, offices and laboratory equipment as well as certain residential facilities for employees.

The future minimum lease payments required under operating leases which, at March 31, 2005, had initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

	(Millions of yen)	(Thousands of U.S. dollars)
Year ending March 31:		
2006	¥16,513	$154,327
2007	13,353	124,794
2008	12,966	121,178
2009	10,708	100,075
2010	7,915	73,972
2011 and thereafter	14,626	136,691
Total future minimum lease payments	¥76,081	$711,037

Rental expenses under operating leases for the years ended March 31, 2005, 2004 and 2003 were ¥60,335 million ($563,879 thousand), ¥58,758 million and ¥56,060 million, respectively.

Purchase Commitments, Other Commitments and Contingencies

Commitments outstanding at March 31, 2005 principally for the construction and purchase of property, plant and equipment amounted to ¥62,442 million ($583,570 thousand). At March 31, 2005, the Company was contingently liable on discounted notes receivable on a full recourse basis with banks of ¥9,132 million ($85,346 thousand).

Due to the nature of its business, the Company is subject to various threatened or filed legal actions and regulatory investigations. The Company has provided the necessary accruals, if any, for environmental remediation, litigation and regulatory investigations, for which occurrence of future events is probable and the amount of loss can be reasonably estimated. In conjunction with a regulatory investigation, the Company has provided in accordance with SFAS No. 5, "Accounting for Contingencies," an accrual for the settlement at the low end of the estimated range from ¥3,472 million ($32,449 thousand) to ¥9,027 million ($84,364 thousand) of potential exposure, based upon the advice of legal counsel. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon the advice of counsel, does not expect the final outcome of any threatened or filed suits to have a material adverse effect on the financial position and operating results of the Company.

Product Warranties

The Company provides a warranty for certain of its products. These warranties generally extend for a period of one year from the date of sale. The following table sets forth the changes in the Company's warranty liability balance:

	2005	2004	2003	**2005**
		(Millions of yen)		(Thousands of U.S. dollars)
Balance, at April 1	**¥ 7,838**	¥ 7,402	¥4,944	**$ 73,252**
Warranties issued during the current period	**13,426**	13,058	7,329	**125,476**
Settlements made during the current period	**(12,103)**	(11,075)	(2,433)	**(113,112)**
Change in liability for pre-existing warranties during the current period, including expirations	**(1,210)**	(1,547)	(2,438)	**(11,308)**
Balance, at March 31	**¥ 7,951**	¥ 7,838	¥7,402	**$ 74,308**

15. Financial Instruments

The Company operates internationally, and is exposed to market risks arising from fluctuations in foreign currencies, interest rates and certain commodity prices. The Company and certain of its subsidiaries utilize derivative financial instruments solely to reduce these risks. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

Fair Value Hedging Strategy

Certain subsidiaries of the Company have entered into cross currency interest rate swaps for interest rate exposure and/or foreign currency exchange rate exposure management purposes. The cross currency interest rate swaps utilized by certain subsidiaries of the Company effectively modify their exposure to the interest rate risk and/or foreign currency exchange rate risk associated with the underlying debt obligation by converting the underlying debt amounts in exchange for floating rate interest payments over the life of the agreements. The notional amounts of the swaps were ¥4,466 million as of March 31, 2004. There is no transaction of fair value hedge as of March 31, 2005. Changes in the fair value of these derivatives are reported in the consolidated statements of income in the line titled "Other, net" in other income (expenses). The ineffective portion of its fair value hedges and the portion of hedging instruments which were excluded from the assessment of hedge effectiveness were not material to the financial position and operating results of the Company for the years ended March 31, 2005 and 2004, respectively.

Cash Flow Hedging Strategy

Certain subsidiaries of the Company have entered into forward currency exchange contracts to protect against the increase or decrease in value of forecasted intercompany purchases or export sales denominated in foreign currencies over the next year (maximum length of time is through June 2005). If the yen weakens significantly against foreign currencies (primarily the U.S. dollar), the increase in the value of future foreign currency cost or revenue is offset by gains or losses in the value of the forward exchange contract designated as a hedge. Conversely, if the yen strengthens, the decrease in the value of future foreign currency cash flow is offset by gains or losses in the value of the forward contracts.

In addition, certain subsidiaries of the Company also entered into a currency swap and cross currency interest rate swaps that effectively convert a portion of the underlying debt amounts to fixed interest rates and to the functional currencies of the subsidiaries for the next year (maximum length of time is through September 2005), thus reducing the impact of foreign currency exchange rate and interest rate changes on future income.

Changes in the fair value of those derivative instruments designated and qualifying as cash flow hedges of variability of cash flows are reported in other comprehensive income, net of applicable taxes. These amounts are reclassified into earnings in the same period and same line item as the hedged items that affect earnings. The amount of gains or losses on derivatives or portions thereof that were either ineffective as hedges or excluded from the assessment of hedge effectiveness were not material to the financial position or operating results of the Company.

As of March 31, 2005, the Company expects to reclassify ¥25 million ($234 thousand) of net gains on derivatives from accumulated other comprehensive income to earnings during the next twelve months due to actual export sales and import purchases and the payment of the underlying debt.

Derivatives Not Designated as Hedges

Derivatives not designated as hedges include certain interest rate swaps, cross currency interest rate swaps, and forward currency exchange contracts which have been entered into by the Company and certain of its subsidiaries. Although these derivatives are effective as hedges from an economic perspective, the Company did not designate these contracts as hedges as required in order to apply hedge accounting. As a result, the Company reported the changes in the fair value of these derivatives in the statement of income in the line titled "Other, net" in other income (expenses).

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, trade and finance accounts receivable, and derivatives.

The Company maintains cash and cash equivalents and short-term investments with various financial institutions. These financial institutions are located throughout Japan and the Company's policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of relative credit standing of those financial institutions that are considered in the Company's investment strategy.

Concentration of credit risk associated with trade receivables is limited due to the Company's large customer base, maintenance of customers' guarantee deposits and the Company's performance of ongoing credit evaluations. An allowance for doubtful accounts is maintained at a level which management believes is sufficient to cover potential losses.

The Company is exposed to credit risk in the event of nonperformance by counterparties to derivative instruments. The Company limits this exposure by acquiring such derivative instruments from counterparties with high credit ratings.

Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined using available market information or other appropriate valuation methodologies. Although management uses its best judgment in estimating the fair value of such instruments, the methodologies and assumptions for the estimate of fair value are inherently subjective. Consequently, the estimates are not necessarily indicative of the amounts which could be realized or would be paid in a current market exchange. The following methodologies and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents, Notes and accounts receivable, Short-term debt, Notes and accounts payable: The carrying amounts in the consolidated balance sheets approximate fair value because of the short maturity of these instruments.

Marketable securities, Investment securities: The fair value of current and noncurrent marketable securities is estimated based on quoted market prices. The fair value of nonmarketable debt securities with variable rates approximates their carrying amounts.

Customers' guarantee deposits: The carrying amounts approximate fair value because they are variable rate instruments.

Long-term debt: The fair value of long-term debt is estimated using discounted cash flow analyses based on the current incremental borrowing rates for similar types of borrowing arrangements. The fair value of long-term debt, including the current portion, as of March 31, 2005 and 2004 were ¥118,974 million ($1,111,907 thousand) and ¥133,087 million, respectively.

Derivative financial instruments: The fair values of forward currency exchange contracts, interest rate swaps, a currency swap and cross currency interest rate swaps are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions or obtained from brokers. The fair value and the carrying amounts of these derivative assets were ¥1,079 million ($10,084 thousand) and ¥1,695 million, and those of derivative liabilities were ¥1,539 million ($14,383 thousand) and ¥3,303 million, as of March 31, 2005 and 2004, respectively.

16. Acquisitions

In order to expand its distribution channels in Japan, the United States of America, Europe and Oceania and increase in technological developments in certain products, the Company acquired eleven, thirty and nine businesses and/or minority interests during the years ended March 31, 2005, 2004 and 2003. Significant acquisitions completed during the year ended March 31, 2005 included (i) Microelectronic Materials Division of Arch Chemicals, Inc. and 49% of common stock of FUJIFILM Arch Co., Ltd, which was a 51%-owned subsidiary of the Company before acquisition for approximately ¥17,060 million ($159,439 thousand) in cash and (ii) 100% of common stock of Sericol Group Limited, which was manufacturer of screen ink and industry inkjet ink based in the United Kingdom for approximately ¥25,994 million ($242,935 thousand) in cash. Each acquisition that qualified as business combinations has been accounted for under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations," and the Company mainly recognized technology-based intangibles and customer-related intangibles on major acquisitions as mentioned above. Although purchase price allocations of Microelectronic Materials Division of Arch Chemicals, Inc. and 49% of common stock of FUJIFILM Arch Co., Ltd. and 100% of common stock of Sericol Group Limited were not finalized, the Company does not expect any significant adjustments. Acquisitions completed during the year ended March 31, 2005 also included six acquisitions of customer-related intangible assets that did not qualify as business combinations.

Total purchase price for acquisitions amounted to ¥58,010 million ($542,150 thousand), ¥21,901 million and ¥33,486 million, net of cash acquired for the years ended March 31, 2005, 2004 and 2003, respectively. Considerations for all significant acquisitions were paid in cash and there were no significant contingent payments, options nor commitments related to those acquisitions. The excess of the purchase price over the estimated fair value of net assets acquired has been recorded as goodwill, which is primarily tax non-deductible.

The results of operations for the acquired entities since the date of the acquisitions have been included in the Company's consolidated statements of income. Pro forma results of operations have not been presented for any of the acquisitions because the results of operations related to the entities acquired were not significant to the operating results of the Company on either an individual or an aggregate annual basis.

17. Segment Information

Operating Segments

The Company has three operating segments. The Company's operating segments were determined based upon common technology, manufacturing processes as well as distribution processes and type of customers, and they reflect how management reviews the businesses and operating results and makes decisions about strategic investments and the allocation of resources. "Imaging Solutions" manufactures, develops, markets and services color films, digital cameras, photofinishing equipment, and color paper, chemicals and services for photofinishing, primarily for the individual consumer. "Information Solutions" manufactures, develops, markets and services system devices for graphic arts, medical imaging, and information systems, flat panel display materials and recording media, primarily for commercial enterprises. "Document Solutions" manufactures, develops, markets and services office copiers/MFPs (multifunction printers), printers, production systems and services, paper, consumables and office services, primarily for commercial enterprises.

Revenue	2005	2004	2003	2005
		Year ended March 31 (Millions of yen)		(Thousands of U.S. dollars)
Revenue:				
Imaging Solutions:				
External customers	**¥ 742,993**	¥ 815,527	¥ 830,990	**$ 6,943,860**
Intersegment	**306**	1,030	447	**2,860**
Total	**743,299**	816,557	831,437	**6,946,720**
Information Solutions:				
External customers	**768,680**	755,159	724,299	**7,183,925**
Intersegment	**4,414**	4,878	5,046	**41,252**
Total	**773,094**	760,037	729,345	**7,225,177**
Document Solutions:				
External customers	**1,015,701**	996,039	956,632	**9,492,533**
Intersegment	**13,560**	12,557	11,588	**126,729**
Total	**1,029,261**	1,008,596	968,220	**9,619,262**
Eliminations	**(18,280)**	(18,465)	(17,081)	**(170,841)**
Consolidated total	**¥2,527,374**	¥2,566,725	¥2,511,921	**$23,620,318**

Segment profit or loss	2005	2004	2003	2005
		Year ended March 31 (Millions of yen)		(Thousands of U.S. dollars)
Operating income:				
Imaging Solutions	**¥ (7,101)**	¥ 43,475	¥ 45,077	**$ (66,364)**
Information Solutions	**71,089**	76,380	63,830	**664,383**
Document Solutions	**100,407**	65,121	55,492	**938,383**
Total	**164,395**	184,976	164,399	**1,536,402**
Eliminations	**47**	(76)	1	**439**
Consolidated operating income	**164,442**	184,900	164,400	**1,536,841**
Other income (expenses), net	**(2,096)**	(19,952)	(43,887)	**(19,589)**
Consolidated income before income taxes	**¥162,346**	¥164,948	¥120,513	**$1,517,252**

The results of transfer of substitutional portion of employee pension fund of certain domestic subsidiaries for the year ended March 31, 2005 were included in the operating income of Document Solutions and the results of liquidation of the defined benefit pension plan of the Company and certain domestic subsidiaries for the year ended March 31, 2003 were included in the operating income of Imaging Solutions and Information Solutions, respectively. See Note 10.

Assets	2005	2004	2003	2005
		March 31 (Millions of yen)		(Thousands of U.S. dollars)
Total assets:				
Imaging Solutions	**¥ 706,698**	¥ 727,051	¥ 803,772	**$ 6,604,654**
Information Solutions	**857,993**	767,462	694,451	**8,018,626**
Document Solutions	**978,820**	971,319	962,034	**9,147,851**
Total	**2,543,511**	2,465,832	2,460,257	**23,771,131**
Eliminations	**(4,623)**	(5,722)	(5,750)	**(43,205)**
Corporate assets	**444,569**	563,399	503,810	**4,154,850**
Consolidated total	**¥2,983,457**	¥3,023,509	¥2,958,317	**$27,882,776**

Other significant items	2005	2004	2003	2005
	Year ended March 31			
		(Millions of yen)		(Thousands of U.S. dollars)
Depreciation and amortization:				
Imaging Solutions	**¥ 62,870**	¥ 59,442	¥ 65,787	**$ 587,570**
Information Solutions	**59,625**	54,876	47,523	**557,243**
Document Solutions	**59,791**	58,304	60,676	**558,794**
Consolidated total	**¥182,286**	¥172,622	¥173,986	**$1,703,607**
Capital expenditures for segment assets:				
Imaging Solutions	**¥ 41,964**	¥ 49,124	¥ 43,897	**$ 392,187**
Information Solutions	**83,190**	82,727	58,739	**777,477**
Document Solutions	**32,266**	28,889	24,683	**301,551**
Consolidated total	**¥157,420**	¥160,740	¥127,319	**$1,471,215**

Transfers between operating segments are generally based on market pricing. Corporate assets consist primarily of cash and cash equivalents as well as marketable and investment securities maintained for general corporate purposes. The capital expenditures in the above table represent the purchase of fixed assets of each segment.

Geographic Information

Revenues, which are attributed to geographic areas based on the country of the Company or the subsidiary that transacted the sale with the external customer, operating income for the years ended March 31, 2005, 2004 and 2003 and long-lived assets at March 31, 2005, 2004 and 2003 were as follows. Although the geographic information of operating income is not required under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirement of the Japanese Securities and Exchange Law.

	2005	2004	2003	2005
	Year ended March 31			
		(Millions of yen)		*(Thousands of* U.S. dollars)
Revenue:				
Japan				
External customers	**¥1,624,748**	¥1,640,368	¥1,594,306	**$15,184,561**
Intersegment	**338,601**	318,468	303,766	**3,164,495**
Total	**1,963,349**	1,958,836	1,898,072	**18,349,056**
The Americas				
External customers	**428,361**	459,945	486,679	**4,003,374**
Intersegment	**15,520**	5,881	7,597	**145,047**
Total	**443,881**	465,826	494,276	**4,148,421**
Europe				
External customers	**271,438**	294,472	267,398	**2,536,804**
Intersegment	**11,707**	12,711	10,060	**109,411**
Total	**283,145**	307,183	277,458	**2,646,215**
Asia and others				
External customers	**202,827**	171,940	163,538	**1,895,580**
Intersegment	**143,699**	77,086	89,181	**1,342,981**
Total	**346,526**	249,026	252,719	**3,238,561**
Eliminations	**(509,527)**	(414,146)	(410,604)	**(4,761,935)**
Consolidated total	**¥2,527,374**	¥2,566,725	¥2,511,921	**$23,620,318**
Operating income:				
Japan	**¥ 137,448**	¥ 145,567	¥ 122,720	**$ 1,284,561**
The Americas	**(1,782)**	7,794	19,266	**(16,654)**
Europe	**10,336**	15,244	11,243	**96,598**
Asia and others	**17,231**	18,074	13,031	**161,037**
Eliminations	**1,209**	(1,779)	(1,860)	**11,299**
Consolidated total	**¥ 164,442**	¥ 184,900	¥ 164,400	**$ 1,536,841**

	March 31			
	2005	2004	2003	**2005**
		(Millions of yen)		(Thousands of U.S. dollars)
Long-lived assets:				
Japan	**¥538,747**	¥509,390	¥485,557	**$5,035,019**
The Americas	**100,721**	101,176	116,101	**941,318**
Europe	**73,610**	66,118	67,004	**687,944**
Asia and others	**34,134**	28,465	29,586	**319,009**
Consolidated total	**¥747,212**	¥705,149	¥698,248	**$6,983,290**

Transfers between geographic areas are generally based on market pricing.

Primarily all of the revenue and long-lived assets of The Americas are related to operations in the United States of America.

Revenue to external customers, which are attributed to geographic areas based on the location of the customers for the years ended March 31, 2005, 2004 and 2003, were as follows:

	Year ended March 31			
	2005	2004	2003	**2005**
		(Millions of yen)		(Thousands of U.S. dollars)
Revenue:				
Japan	**¥1,311,893**	¥1,336,015	¥1,330,119	**$12,260,682**
The Americas	**515,169**	541,982	562,827	**4,814,664**
Europe	**349,903**	376,006	333,699	**3,270,122**
Asia and others	**350,409**	312,722	285,276	**3,274,850**
Consolidated total	**¥2,527,374**	¥2,566,725	¥2,511,921	**$23,620,318**

Major Customers and Other

No single customer of the Company accounted for more than 10% of consolidated revenue for each of the three years in the period ended March 31, 2005.

Document Solutions sold certain copier and other equipment to a minority shareholder and also purchased certain equipment from a minority shareholder, which amounted to ¥123,479 million ($1,154,009 thousand) and ¥19,959 million ($186,533 thousand), ¥112,894 million and ¥16,386 million, and ¥92,935 million and ¥14,418 million for the years ended March 31, 2005, 2004 and 2003, respectively. Document Solutions has a long-term supply agreement with the minority shareholder, which was entered into in December 1990 and is effective through December 2005, and it may be extended by mutual consent. Under the agreement, Document Solutions made a prepayment of U.S.$70.0 million and was entitled to purchase specified products at cost, without mark-ups. As of March 31, 2005, the unamortized balance of the prepayment amounted to ¥368 million ($3,439 thousand).

In conjunction with a license agreement and other arrangements between Document Solutions and a minority shareholder, certain expenses of ¥15,199 million ($142,047 thousand), ¥15,316 million and ¥14,590 million, which primarily related to royalty and research expenses, were incurred and certain expenses of ¥2,308 million ($21,570 thousand), ¥3,107 million and ¥4,435 million, which primarily related to research expenses, were reimbursed for the years ended March 31, 2005, 2004 and 2003, respectively.

■ ERNST & YOUNG SHINNIHON
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

■ Phone: 03 3503-1191
Fax: 03 3503-1277

ERNST & YOUNG

The Board of Directors and Shareholders
Fuji Photo Film Co., Ltd.

We have audited the accompanying consolidated balance sheets of Fuji Photo Film Co., Ltd. and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fuji Photo Film Co., Ltd. and subsidiaries at March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States.

We have also reviewed the translation of the 2005 consolidated financial statements into U.S. dollars on the basis described in Note 3. In our opinion, such U.S. dollar amounts have been translated on such basis.

May 10, 2005

Ernst & Young ShinNihon

(As of March 31, 2005)

JAPAN

Fuji Xerox Co., Ltd.
FUJINON CORPORATION
FUJINON MITO CORPORATION
FUJINON SANO CORPORATION
FUJINON OKAYA CORPORATION*
Fuji Photo Equipment Co., Ltd.*
FUJIFILM Electronic Materials Co., Ltd.
FUJIFILM MICRODEVICES CO., LTD.
FUJIFILM PHOTONIX CO., LTD.
Suzuka Fuji Xerox Co., Ltd.
Niigata Fuji Xerox Manufacturing Co., Ltd.
FUJIFILM MEDICAL CO., LTD.
FUJIFILM Medical Nishi-Nippon CO., LTD.
FUJIFILM BUSINESS SUPPLY CO., LTD.
FUJIFILM IMAGING Co., Ltd.
FUJIFILM Graphic Systems Co., Ltd.
Fuji Xerox Office Supply Co., Ltd.
Fuji Xerox Information Systems Co., Ltd.
Fuji Xerox System Service Co., Ltd.
Hokkaido Xerox Co., Ltd.
Kanagawa Xerox Co., Ltd.
Tokyo Xerox Co., Ltd.
Aichi Xerox Co., Ltd.
Osaka Xerox Co., Ltd.
Fukuoka Xerox Co., Ltd.
Fuji Xerox Printing Systems Co., Ltd.
FXPS Sales Co., Ltd.
Fujinon Toshiba ES Systems Co., Ltd.
Fujifilm Imagetec Co., Ltd.
JUSPHOTO CO., LTD.
FUJIFILM LOGISTICS CO., LTD.
FUJIFILM Computer System Co., Ltd.
Fuji Xerox Careernet Co., Ltd.

THE AMERICAS

FUJIFILM America, Inc.
Fuji Photo Film Finance U.S.A., Inc.
Fuji Photo Film, Inc.
Fuji Hunt Photographic Chemicals, Inc.
FUJIFILM Microdisks U.S.A., Inc.
FUJIFILM Electronic Materials U.S.A., Inc.
Fuji Photo Film U.S.A., Inc.
FUJIFILM Medical Systems U.S.A., Inc.
Fujinon Inc.
Enovation Graphic Systems, Inc.
Fujicolor Processing, Inc.
FX Global, Inc.
Fuji Photo Film Canada Inc.
Black Photo Corporation
Fuji Photo Film do Brasil Ltda.

EUROPE

Fuji Magnetics GmbH
Fuji Photo Film (Europe) GmbH
Fujinon (Europe) GmbH
Fujicolor Central Europe Photofinishing GmbH & Co. KG
Fuji Photo Film B.V.
Fuji Photo Film Holdings (U.K.) Ltd.
Fuji Photo Film (U.K.) Ltd.
FUJIFILM Electronic Imaging Ltd.
FUJIFILM Sericol UK Limited
Fuji Photo Film Holdings (France) S.A.S.
FUJIFILM France S.A.S.
Laboratoires FUJIFILM S.A.
FUJIFILM España, S.A.
Fuji Hunt Photographic Chemicals, N.V.
FUJIFILM Electronic Materials (Europe) N.V.

ASIA AND OTHERS

FUJIFILM Regional Services (Singapore) Pte Ltd
Fuji Photo Film (Singapore) Pte Ltd
Fuji Hunt Photographic Chemicals, Pte. Ltd.
Fuji Xerox Asia Pacific Pte Ltd
Fuji Xerox (Singapore) Pte Ltd
FUJIFILM Australia Pty Ltd
Fuji Xerox Australia Pty Limited
Fuji Xerox New Zealand Limited
Fuji Photo Film (China) Investment Co., Ltd.
FUJIFILM Imaging Systems (Suzhou) Co., Ltd.
FUJIFILM STARLIGHT Co., Ltd.
Fuji Xerox of Shenzhen Ltd.
Fuji Xerox (China) Limited
Fuji Xerox (Hong Kong) Limited
Fuji Xerox of Shanghai Limited
Fuji Xerox Industry Development (Shanghai) Co., Ltd.
Fuji Xerox Korea Company Limited

* As of April 1, 2005, FUJINON OKAYA CORPORATION, Fuji Photo Equipment Co., Ltd., and three other equipment manufacturing companies merged, and the merged company adopted the name "FUJIFILM TECHNO PRODUCTS CO., LTD."

(As of June 30, 2005)

PRINCIPAL OVERSEAS SUBSIDIARIES

THE AMERICAS

Fuji Photo Film U.S.A., Inc.
200 Summit Lake Drive, Valhalla, NY 10595, U.S.A.

Fuji Photo Film Hawaii, Inc.
94-468 Akoki Street, Waipahu, HI 96797, U.S.A.

FUJIFILM Medical Systems U.S.A., Inc.
419 West Avenue, Stamford, CT 06902, U.S.A.

Enovation Graphic Systems, Inc.
200 Summit Lake Drive, Valhalla, NY 10595, U.S.A.

Fujicolor Processing, Inc.
120 White Plains Road, Tarrytown, NY 10591, U.S.A.

Fuji Photo Film, Inc.
211 Pucketts Ferry Road, Greenwood, SC 29649, U.S.A.

FUJIFILM Microdisks U.S.A., Inc.
45 Crosby Drive, Bedford, MA 01730, U.S.A.

Fuji Hunt Photographic Chemicals, Inc.
40 Boroline Road, Allendale, NJ 07401, U.S.A.

FUJIFILM Electronic Materials U.S.A., Inc.
80 Circuit Drive, North Kingstown, RI 02852, U.S.A.

Fuji Photo Film Canada Inc.
600 Suffolk Court, Mississauga, Ontario L5R 4G4, Canada

Fuji Graphic Systems Canada Inc.
6425 Airport Road, Mississauga, Ontario L4V 1E4, Canada

Fuji Photo Film do Brasil Ltda.
Avenida Vereador José Diniz 3400, Campo Belo,
São Paulo-SP, Brazil CEP-04604-901

EUROPE

Fuji Photo Film (Europe) GmbH
Heesenstrasse 31, 40549 Düsseldorf, Germany

Fuji Magnetics GmbH
Fujistrasse 1, 47533 Kleve, Germany

Fuji Photo Film (U.K.) Ltd.
Fujifilm House, 125 Finchley Road, Swiss Cottage,
London NW3 6HY, U.K.

FUJIFILM Electronic Imaging Ltd.
Fujifilm House, Boundary Way, Hemel Hempstead,
Hertfordshire HP2 7RH, U.K.

FUJIFILM Sericol UK Limited
Patricia Way, Pysons Road Industrial Estate, Broadstairs,
Kent CT10 2LE, U.K.

Fuji Photo Film B.V.
Industrieterrein Vossenberg, Oudenstaart 1,
5047 TK Tilburg, The Netherlands

FUJIFILM Medical Systems Benelux N.V.
Europark-Noord 25, B-9100 Sint-Niklaas, Belgium

Fuji Hunt Photographic Chemicals, N.V.
Europark-Noord 21-22, B-9100 Sint-Niklaas, Belgium

FUJIFILM France S.A.S.
Parc d'Activités du Pas-du-Lac-2, Avenue Franklin,
78186 St. Quentin-En-Yvelines Cedex, France

Fuji Graphic Systems France S.A.S.
Parc d'Activités Gustave Eiffel, 13 Avenue Gutenberg,
BP 20 - Bussy Saint-Georges, 77607
Marne La Vallée Cedex 03, France

FUJIFILM España, S.A.
Aragón, 180, 08011 Barcelona, Spain

FUJIFILM Italia S.p.A.
Via Della Unione Europea Palazzo Beta N.4,
Quartiere Affari, 20097 San Donato Milanese (MI), Italy

FUJIFILM CZ, s.r.o.
U Nakladoveho nadrazi 2/1949, 130 00 Praha 3-Zizkov,
Czech Republic

FUJIFILM Polska Distribution Sp. Zo.o.
Al. Jerozolimskie 178, 02-486 Warsaw, Poland

ASIA & OTHERS

Fuji Photo Film (China) Investment Co., Ltd.
Rm. 07, 24F, Real Estate Building, No. 201, Lao Shan West Road,
Pu Dong New Area, Shanghai, PRC

FUJIFILM Imaging Systems (Suzhou) Co., Ltd.
138 Chang Jiang Road, New District, Suzhou 215011, PRC

FUJIFILM STARLIGHT Co., Ltd.
49 Jingha Road, Yanjiao Development Zone, Sanhe City,
Hebei Province 065201, PRC

FUJI PHOTO FILM PRINTING PLATE (SUZHOU) CO., LTD.
Longtan Road, District No. 3, Suzhou Industrial Park,
Suzhou, PRC

FUJIFILM Medical Systems (Shanghai) Co., Ltd.
Flat N, 6/FL, Shi Mei BLD, 79 Ri Jing Road,
Wai Gao Qiao Free Trade Zone, Shanghai 200131, PRC

Hong Kong Fuji Photo Logistics Ltd.
Suites 2512-2514, The Gateway, Tower 6, Harbour City,
9 Canton Road, Tsimshatsui, Kowloon, Hong Kong

Fuji Photo Film (Singapore) Pte Ltd
10 New Industrial Road, Fujifilm Building, Singapore 536201

Fuji Hunt Photographic Chemicals, Pte. Ltd.
15 Tuas Avenue 7, Singapore 639270

Fuji Photo Film (Malaysia) Sdn. Bhd.
Letter Box 1, Level 10, 11 & 12, Menara Axis, No. 2,
Jalan 51A/223, 46100 Petaling Jaya, Selangor Darul Ehsan,
Malaysia

Fuji Photo Film (Thailand) Ltd.
S.P. Building, 8th Floor, 388 Phaholyothin Road,
Samsennai, Phayathai, Bangkok 10400, Thailand

FUJIFILM Australia Pty Ltd
114 Old Pittwater Road, Brookvale, N.S.W. 2100, Australia

FUJIFILM NZ Ltd.
Cnr William Pickering Drive, and Bush Road, Albany,
Auckland, New Zealand

OVERSEAS OFFICES

Fuji Photo Film Co., Ltd., Hong Kong Office
Room 2208, Tower 6, The Gateway, Harbour City,
9 Canton Road, Tsimshatsui, Kowloon, Hong Kong

Fuji Photo Film Co., Ltd., Taipei Office
Room 601, Hung Chong Building, No. 38, Sec. 6,
Min Chuan E. Road, Taipei 11466, Taiwan

Fuji Photo Film Co., Ltd., Seoul Office
505-19, Kasan-Dong, Kumchon-Gu, Seoul 150-803, Korea

Fuji Photo Film Co., Ltd., Manila Office
c/o YKL Development & Trading Corporation, 24 Sto.
Domingo St., Quezon City, Metro Manila, Philippines

Fuji Photo Film Co., Ltd., Dubai Office
R/A 08 HB 03, Jebel Ali Free Zone, Dubai, U.A.E.

Fuji Photo Film Co. Ltd., New Delhi Office
Le Meridien Commercial Tower 8F,
Janpath, New Delhi 110 001, India

Fuji Photo Film Co., Ltd., Mexico Office
Av. Ejército Nacional 351, 5 piso, Col. Granada, 11560
México D.F., Mexico

Fuji Photo Film Co., Ltd., Johannesburg Office
9th Floor, Sandton City Office Towers,
Cnr. Rivonia Road & 5th Street, Sandton 2196, South Africa

(As of June 30, 2005)

FUJINON CORPORATION*[1]
1-324, Uetake-cho, Kita-ku, Saitama-shi, Saitama 331-9624

FUJIFILM TECHNO PRODUCTS CO., LTD.*[2]
1250 Takematsu, Minamiashigara-shi,
Kanagawa 250-0111

FUJIFILM Electronic Materials Co., Ltd.*[3]
7F 15th Arai Bldg., 6-19-20, Jingumae, Shibuya-ku,
Tokyo 150-0001

FUJIFILM MICRODEVICES CO., LTD.
1-6, Matsusakadaira, Taiwa-cho, Kurokawa-gun,
Miyagi 981-3493

FUJIFILM PHOTONIX CO., LTD.
1-6, Matsusakadaira, Taiwa-cho, Kurokawa-gun,
Miyagi 981-3492

FUJIFILM Opto Materials Co., Ltd.
600 Ohata, Yoshida-cho, Haibara-gun,
Shizuoka 421-0305

FUJIFILM Kyushu Co., Ltd.
2900 Tsukure, Kikuyou-machi, Kikuchi-gun,
Kumamoto 869-1101

FUJIFILM MEDICAL CO., LTD.
2nd Marutaka Bldg., 7-13-8, Ginza, Chuo-ku,
Tokyo 104-0061

FUJIFILM BUSINESS SUPPLY CO., LTD.
5F Shinnishiginza Bldg., 2-2-2, Ginza, Chuo-ku,
Tokyo 104-0061

FUJIFILM IMAGING Co., Ltd.*[4]
Toranomon Kotohira Tower, 1-2-8, Toranomon,
Minato-ku, Tokyo 105-8443

FUJIFILM Graphic Systems Co., Ltd.
Takebashiyasuda Bldg., 3-13, Kandanishiki-cho,
Chiyoda-ku, Tokyo 101-8452

JUSPHOTO CO., LTD.
23F WBG Malibu West, 2-6, Nakase, Mihama-ku, Chiba-shi,
Chiba 261-7123

FUJIFILM LOGISTICS CO., LTD.
Nakameguro Gate Town Tower, 2-1-1,
Kamimeguro, Meguro-ku, Tokyo 153-0051

FUJIFILM Techno Service Co., Ltd.
4F Takeshiba Bldg., 1-9-15, Kaigan, Minato-ku,
Tokyo 105-0022

FUJIFILM Software Co., Ltd.
8F Shinyuri Twenty-one, 1-2-2, Manpukuji, Asao-ku,
Kawasaki-shi, Kanagawa 215-0004

FUJIFILM Computer System Co., Ltd.
2F Odakyu Minamiaoyama Bldg., 7-8-1, Minamiaoyama,
Minato-ku, Tokyo 107-0062

Fuji Xerox Co., Ltd.
Akasaka Twin Tower/East Tower, 2-17-22 Akasaka,
Minato-ku, Tokyo 107-0052

Suzuka Fuji Xerox Co., Ltd.
1900 Ifuna-cho, Suzuka-shi, Mie 519-0323

Niigata Fuji Xerox Manufacturing Co., Ltd.
7546 Yasuda-tajiri Kogyo Danchi, Kashiwazaki-shi,
Niigata 945-1398

Fuji Xerox Office Supply Co., Ltd.
2-5-12, Kandasurugadai, Chiyoda-ku,
Tokyo 101-8314

Fuji Xerox Information Systems Co., Ltd.
KN Shibuya 3 Bldg., 9-8, Sakuragaoka-cho, Shibuya-ku,
Tokyo 150-0031

Fuji Xerox Printing Systems Co., Ltd.
Nakanosakaue Sun Bright Twin Bldg.,
2-46-1 Hon-cho, Nakano-ku, Tokyo 164-0012

Fuji Xerox Imaging Materials Co., Ltd.
1277-6, Ojima, Namerikawa-shi, Toyama 936-0801

*1. On October 1, 2004, Fuji Photo Optical Co., Ltd., changed its name to FUJINON CORPORATION.
*2. On April 1, 2005, Fuji Photo Equipment Co., Ltd., and four other equipment manufacturing companies merged, and the merged company adopted the name "FUJIFILM TECHNO PRODUCTS CO., LTD."
*3. On December 1, 2004, FUJIFILM Arch Co., Ltd., changed its name to FUJIFILM Electronic Materials Co., Ltd.
*4. On October 1, 2004, Fujicolor Imaging Service Co., Ltd., and FUJIFILM AXIA Co., Ltd., were integrated into a new company and adopted the name "FUJIFILM IMAGING Co., Ltd."

Fuji Photo Film Co., Ltd.
26-30, Nishiazabu 2-chome,
Minato-ku, Tokyo 106-8620, Japan
Tel: (03) 3406-2111
URL: http://www.fujifilm.co.jp/ (Japanese)
http://home.fujifilm.com/ (English)

Date of Establishment: January 20, 1934

Capital: ¥40,363 million (As of March 31, 2005)

Fiscal Year: April 1–March 31

Main Domestic Factories:
Ashigara, Odawara, Fujinomiya, Yoshida-Minami

Stock Exchange Listings:
Tokyo, Osaka, Nagoya

Transfer Agent:
UFJ Trust Bank Limited
4-3, Marunouchi 1-chome,
Chiyoda-ku, Tokyo 100-0005, Japan

Independent Accountants:
Ernst & Young ShinNihon

Distribution of Shareholders and Shares:
(As of March 31, 2005)

	Number of shareholders	Thousands of shares	%
Financial institutions	215	196,563	38.2
Securities companies	35	2,236	0.4
Other corporations	621	18,650	3.6
Individuals and others	27,197	46,456	9.1
Foreign corporations	748	250,721	48.7
Total	28,816	514,626	100.0

Common Share Prices
(Tokyo Stock Exchange)


(Yen)
6,000
4,800
3,600
2,400
1,200
0
2000
2001
2002
2003
2004
2005

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FUJIFILM

FUJI PHOTO FILM CO., LTD.
26-30, NISHIAZABU 2-CHOME, MINATO-KU, TOKYO 106-8620, JAPAN

This annual report is printed using Fujifilm graphic arts products.
July 2005 Printed in Japan

'he file number "82-78"

a)A copy of the notice of the general ıeeting of shareholders and ttachment thereto which are ›repared and given in the Japanese anguage.

証券コード　4901

平成17年6月3日

神奈川県南足柄市中沼210番地
富士写真フイルム株式会社
代表取締役社長　古森　重隆

第109回定時株主総会招集ご通知

拝啓　ますますご清栄のこととお喜び申し上げます。

さて、当社第109回定時株主総会を次のとおり開催いたしますので、ご出席下さいますようご案内申し上げます。

なお、当日お差し支えのある場合は、後記の「議決権行使に関する参考書類」をご検討下さいまして、同封の議決権行使書用紙に賛否のご意向を表示し、ご押印の上、折り返しお送り下さいますようお願い申し上げます。

敬具

1．**日　　時**　平成17年6月29日（水曜日）午前10時より

2．**場　　所**　東京都港区西麻布二丁目26番30号　当社東京本社

3．**会議の目的事項**

報告事項
1．第109期（平成16年4月1日より平成17年3月31日に至る）営業報告書、連結貸借対照表及び連結損益計算書並びに会計監査人及び監査役会の連結計算書類監査結果報告の件
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決議事項
第1号議案　第109期利益処分案承認の件
第2号議案　取締役16名選任の件
第3号議案　退任取締役に対し退職慰労金贈呈の件
第4号議案　退任監査役に対し退職慰労金贈呈の件

以上

当日ご出席の際は、同封の議決権行使書用紙を会場受付へお差し出し願います。

添付書類

添付書類(1)

営　業　報　告　書

（平成16年４月１日より
　平成17年３月31日に至る）

１．営業の概況

(1)企業集団の営業の経過及び成果

当連結会計年度における当社グループを取り巻く経済環境は、日本におきましては、好調な民間設備投資、輸出に牽引され、回復基調にありましたが、原油価格の高騰や公共投資の落ち込み等の影響により、期後半は景気の回復にかげりがみられました。

海外におきましては、中国を中心にアジア経済が成長し、米国経済も堅調な伸びを示しました。また、欧州主要国の経済は総じて緩やかな景気回復基調で推移しましたが、期後半は、ユーロ高が進み、輸出が伸び悩んだこと等により成長が鈍化いたしました。

当社グループの関連市場におきましては、液晶テレビの普及等デジタル家電製品の急速な需要拡大に対応した高機能性液晶用部材の生産能力増強投資を積極的に行い、関連製品の売上を大幅に伸ばしました。一方、熾烈な価格競争やカラーフィルムの需要減少等の影響により、経営を取り巻く環境は、前期に引き続き極めて厳しい状況で推移いたしました。

当社グループが展開しているさまざまな事業分野において、通信技術やIT技術の急速な進歩により、デジタルインパクトと呼ばれる大きなパラダイムの転換が進んでおります。このような経営環境の変化に的確に対応し、従来路線を超えて新たな成長軌道に乗せるため、当社グループは、創立75周年にあたる平成21年３月期に向け中期経営計画「VISION75」を当期からスタートさせました。

その中で「新たな成長戦略の構築」「経営全般にわたる徹底的な構造改革」「連結経営の強化」という基本戦略に沿ったM&Aや企業再編を積極的に実施し、事業領域の拡大を図るとともに将来を担う新規事業の創出に向け研究開発体制の再構築を推進いたしました。さらに、国内外の生産・販売・流通体制の整備と構造改革を果断に実施いたしました。

当連結会計年度の売上高は2兆5,273億円（前期比1.5％減）、税引前利益は1,623億円（同1.6％減）、当期純利益は845億円（同2.7％増）となりました。

次に部門別の状況についてご説明いたします。

○イメージング ソリューション部門

イメージング分野においては、デジタルからアナログ、画像の入力から出力まで、多様化し進化するニーズに対応した付加価値の高い製品・サービスを提供しております。

平成16年10月に発足した富士フイルムイメージング株式会社にイメージング関連製品の国内営業機能を一元化するなど思い切った流通改革を実施し、既存ビジネスの維持・拡大に努めました。

急成長を続けるデジカメプリント市場では、「お店プリント」キャンペーンを継続して展開すると同時に、インターネット経由のプリント注文システムの受取窓口拡充等プリントインフラの拡充を積極的に展開した結果、デジカメプリント枚数は大幅な伸びを達成しました。

フォトフィニッシング機器については、北米においてデジタルミニラボ「フロンティア」シリーズの販売が好調に推移したことにより売上が増加しました。

デジタルカメラについては、国内では市場の成長が鈍化し、販売競争が激化する中、当社独自の「スーパーCCDハニカム」を搭載した付加価値の高い製品の発売により拡販に努めました。海外では、エントリーモデルやファミリー向けモデルを中心に販売が増加しました。なお、平成17年３月に発売した、手ブレ・被写体ブレに強く、暗い所でもきれいに撮れる最高感度ISO 1600を実現した超高感度デジタルカメラ「FinePix F10」が好評を得ております。

また、カメラ付き携帯電話向けのメガピクセルカメラモジュールは、高画質機種の普及に伴い、順調に売上を伸ばしました。

レンズ付きフィルムについては、花火や夜景もきれいに撮影できる「写ルンです Night＆Day」の拡販を図り、また、屋内や夜間等でもノンフラッシュ撮影で、人間の目で見たような自然で奥行きのある雰囲気の撮影を可能とした「NP（ナチュラルフォト）システム NATURA」を発売する等、差別化した製品の拡販に努めました。しかしながら、写真市場においては、デジタルカメラやカメラ付き携帯電話の急速な普及によってカラーフィルムの需要が減少し、売上を伸ばすには至りませんでした。

本部門の連結売上高は7,430億円（前期比8.9％減）となりました。

○インフォメーション ソリューション部門

インフォメーション分野においては、業務用市場に当社グループの技術力を活かした付加価値の高い製品・サービスを提供しております。

フラットパネルディスプレイ材料では、モニター、ノートPC、液晶テレビの大型化、薄型化が世界的に進展し急速な市場拡大が続く中、売上が大幅に増加しました。また、急増する需要に対応すべく、急ピッチで既存工場の生産能力を増強し、さらに熊本県において新工場の建設に着手し、事業のさらなる拡大を図っております。

医療診断用製品では、国内外ともに、FCRやイメージャ等の販売が堅調に推移しました。中でも、触診では発見できない乳がんを発見できるマンモグラフィー（乳房Ｘ線撮影）検診に最適な高精細デジタルＸ線画像診断システムが販売を伸ばしました。また、大規模医療施設で高い評価を得ている医用画像情報ネットワークシステム「SYNAPSE」の機能をパッケージ化し、中小規模医療施設に向けて開発したEXシリーズを発売し、その販売体制も強化しました。

内視鏡製品では、スコープの極細径化により鼻からの挿入を可能にし、患者の負担を大幅に軽減した「経鼻内視鏡」が順調に販売を伸ばしました。さらに、世界初のフルデジタル電子内視鏡システムや小腸全域の観察・処置を可能にした「ダブルバルーン電子小腸鏡」を発売し、さらなる事業の拡大を図っております。

印刷システム関連製品では、CTP化の進展に伴い、CTP関連製品の販売が引き続き増加しました。この需要増に対応するため、米国、オランダ、中国及び日本における四極生産体制の強化を進めております。

記録メディア製品では、当社独自のナノキュービックテクノロジーを採用したエンタープライズシステム「3592」（大企業向け基幹システム）用のデータカートリッジの販売が堅調に推移しました。

ライフサイエンス分野では、遺伝子のDNA、RNAを血液、細胞、組織等から抽出する自動核酸抽出システムを発売いたしました。遺伝子研究のための核酸抽出の作業効率を向上させ、品質面でも高純度・高収量を実現し、大学・製薬会社等の研究機関等から高い評価を受けております。

本部門の連結売上高は、7,686億円（前期比1.8％増）となりました。

○ドキュメント ソリューション部門

ドキュメント分野においては、オフィス市場に当社グループの技術力を活かした付加価値の高い製品・サービスを提供しております。

オフィスプロダクト市場では、モノクロ機からカラー複合機への代替がさらに加速し、「DocuCentre Color シリーズ」が引き続き好調に推移しました。さらにその上位機種として「DocuCentre C6550Ⅰ」を発売し、高画質・高速化ニーズに対応しました。一方、モノクロデジタル複合機においては、低速機から高速機

までラインアップを強化しました。また、電子文書法や個人情報保護法の施行に伴う文書セキュリティ強化や文書の統合管理ニーズの高まりに対応し、データを取り扱う基幹システムと契約書や領収書などの紙情報を取り扱う文書系システムの連携を実現した「Apeos シリーズ」を発売しました。プリンターに引き続き複写機の主要製品に関しても、中国の生産拠点に国内から大幅に生産移管し、世界市場に商品の提供を開始しました。

オフィスプリンター市場では、海外においてモノクロ、カラーともに大きく販売台数を伸ばしました。特に欧米向け輸出においては、OEM向けの中速モノクロレーザープリンターが性能・価格面において評価され、販売台数を大幅に増やしました。一方、カラー機では低価格の高画質レーザープリンターがSOHO向けを中心に販売台数を伸ばした結果、欧米向け輸出のカラー機全体で前期比約３倍の増加となりました。

プロダクションサービス市場では、欧米向け輸出において、拡大するデジタル印刷市場向けのカラー・オン・デマンドプリンティングシステムの販売台数が大幅に増加しました。また、「デジタルプリント・イノベーション支援センター（epicenter：エピセンター）」を東京、シドニー、シンガポール、上海の４拠点に設立し、デジタルプリンティング市場の拡大を図りました。

オフィスサービス市場では、お客様のドキュメントを電子化するサービスやドキュメントフロー全体の課題解決を図るドキュメントアウトソーシングビジネスが着実に伸長しました。また、中小規模事業所向けのインターネット環境提供サービスや自治体向けの戸籍電子文書管理システムの販売も好調に推移しました。

本部門の連結売上高は、1兆157億円（前期比2.0％増）となりました。

ＣＳＲ（企業の社会的責任）・環境課題への取り組みにつきましては、当社創立以来の理念である「環境配慮・環境保全は企業活動の根幹をなす」に基づいて、「自然環境に対する配慮（人間と自然との調和）」と「化学物質に関する安全の確保」を軸に、さまざまな施策を遂行してまいりました。

製品の環境配慮では、環境配慮設計の枠組みを全社で統一し、全ての新製品、改良品について生産から廃棄に至る製品のライフサイクル全体にわたって、“環境品質”を織り込まなければ製品化されない仕組みを確立しております。また、製品の環境負荷を定量的・客観的に評価するライフサイクルアセスメントも導入しております。

事業所の環境活動では、地球温暖化防止に向けてCO_2等の排出を削減するために、各工場において天然ガスへの燃料転換を開始するなど、生産工程における環境負荷を下げるための施策を推進しております。

当社は、平成16年４月に「CSR推進部」を新設し、CSRをグループ全体の日常業務の中に定着させながら企業活動を推進しております。その一環として、平成16

年６月に、国内外のオピニオンリーダーを招聘し、CSRをテーマとした「インターナショナル・ステークホルダー・ダイアログ」を開催し、同年９月には、平成15年度の取り組みと実績を中心にまとめた「社会・環境レポート2004」を発行する等、社会とのコミュニケーションを積極的に図りました。同レポートは各種の賞を受賞し、高い評価を得ております。

また、富士ゼロックス株式会社が（財）省エネルギーセンター主催の「省エネ大賞」を６年連続で受賞したほか、同社中国子会社（深圳・上海）がゼロエミッションを達成いたしました。

当社グループは、変化する社会や環境と共生しつつ、「常に社会から信頼される富士フイルムグループ」として、持続可能な社会の構築に貢献してまいります。

(2)企業集団の設備投資及び資金調達の状況

当連結会計年度において実施した企業集団の設備投資の総額は1,574億円となりました。その内容は、フラットパネルディスプレイ材料等の生産能力増強、製造設備の合理化、省力化並びに環境保全のための設備投資などであります。

なお、これらの投資に必要な資金は主として自己資金によっております。

(3)企業集団が対処すべき課題

当社グループが展開しているさまざまな事業分野において、通信技術やIT技術の急速な進歩により、デジタルインパクトと呼ばれる大きなパラダイムの転換が進んでおります。このような経営環境の変化に的確に対応し、新たな成長軌道に乗せるために、中期経営計画「VISION75」に基づき、以下の重点課題に取り組んでおります。

① 経営資源の重点配分により、成長事業のさらなる拡大と収益基盤の強化を図る。

② 研究開発体制の再構築と研究開発投資の増強・重点化により、将来を担う新規事業を創出する。

③ 既存事業の維持・拡大を図ることにより収益を確保する。

④ 生産、販売、流通、購買にわたるプロセス全てにおいて、体制の見直しと再編及び効率化の追求による思い切った構造改革を実行し、競争優位を確保する。

⑤ グループ一体となった競争力の強化と成長のため、連結ベースでの事業管理を強化する。

⑥ コンプライアンスとリスクマネジメントの一体的な推進を中心とする適切な内部統制や、より積極的な環境問題への対応を中心として、企業の社会的責任（CSR）を全うする。

当連結会計年度においては、「新たな成長戦略の構築」「構造改革」という基本戦略に沿ったM&Aや企業再編を積極的に実施し、事業領域の拡大を図るとともに研究開発への投資を推進いたしました。

M&A及び企業再編の主な内容は、後記「2. 会社の概況 (5) ②企業結合の経過及び成果」に記載のとおりであります。

当社は取締役会を「経営の基本的な方針と戦略の決定、並びに業務執行の監督機関」と位置づけ、執行役員は、取締役会が決定した基本方針に従って業務執行の任にあたっております。

今後、コーポレート・ガバナンスの観点からさらなる経営の改革に取り組み、経営戦略の明確化と業務執行のスピードアップを図るとともに、CSR経営を一層強化することにより社会からの信頼を高めてまいります。

株主の皆様におかれましては、今後とも引き続き変わらぬご支援とご協力を賜りますようお願い申し上げます。

(4) 企業集団及び当社の営業成績及び財産状況の推移

① 企業集団の営業成績及び財産状況の推移

区　分	第106期 平成13年度	第107期 平成14年度	第108期 平成15年度	第109期 平成16年度 (当　期)
売上高 (百万円)	2,407,517	2,511,921	2,566,725	2,527,374
税引前利益 (百万円)	159,549	120,513	164,948	162,346
当期純利益 (百万円)	81,331	48,579	82,317	84,500
1株当たりの当期純利益(円)	158.05	94.51	160.38	164.78
資産合計 (百万円)	2,946,362	2,958,317	3,023,509	2,983,457
資本合計 (百万円)	1,698,063	1,680,611	1,749,882	1,849,102

注1. 当社の連結計算書類は、米国で一般に公正妥当と認められる企業会計の基準に基づき作成しております。

注2. 1株当たりの当期純利益は期中平均株式数により算出しております。なお、期中平均株式数については、自己株式数を控除した株式数を用いております。

② 当社の営業成績及び財産状況の推移

区　分	第106期 平成13年度	第107期 平成14年度	第108期 平成15年度	第109期 平成16年度 （当　期）
売　上　高　（百万円）	847,747	795,409	771,234	761,688
経 常 利 益　（百万円）	100,688	93,480	79,848	79,686
当期純利益　（百万円）	57,160	44,472	54,219	54,681
1株当たりの当期純利益(円)	111.08	86.29	105.40	106.40
資 産 合 計　（百万円）	1,656,150	1,666,327	1,740,065	1,764,982
資 本 合 計　（百万円）	1,433,315	1,456,615	1,513,980	1,542,240

注1. 第107期より、従来「販売費及び一般管理費」に含めて処理してきました販売奨励金等の一部について、売上高から控除する方法に変更いたしました。

注2. 1株当たりの当期純利益は期中平均株式数により算出しております。なお、期中平均株式数については、自己株式数を控除した株式数を用いております。

2．会社の概況（平成17年３月31日現在）

(1) 企業集団の主要な事業内容

当社グループの主要な事業内容は次のとおりであります。

○イメージング　ソリューション部門：カラーフィルム、カメラ、フォトフィニッシング機器、現像プリント用のカラーペーパー・薬品等

○インフォメーション　ソリューション部門：印刷用・医療診断用・情報システム用の各種システム機材、フラットパネルディスプレイ材料、記録メディア等

○ドキュメント　ソリューション部門：複写機、オフィス関連機材等

(2) 企業集団の主要拠点等

当　社	本　社	神奈川県南足柄市中沼210番地
	東京本社	東京都港区西麻布二丁目26番30号
	生産拠点	足柄工場（神奈川県）、小田原工場（神奈川県）、 富士宮工場（静岡県）、吉田南工場（静岡県）
	研究拠点	先進コア技術研究所（神奈川県）、デジタル&フォトイメージング材料研究所（神奈川県、静岡県）、フラットパネルディスプレイ材料研究所（神奈川県）、記録メディア研究所（神奈川県）、画像ソフト技術センター（神奈川県）、印刷材料研究所（静岡県）、半導体材料研究所（静岡県）、ライフサイエンス研究所（埼玉県）、電子デバイス研究所（宮城県）
子法人等	国　内	富士ゼロックス株式会社（東京都） フジノン株式会社（埼玉県） 富士フイルムイメージング株式会社（東京都） 富士フイルムグラフィックシステムズ株式会社（東京都） 富士フイルムメディカル株式会社（東京都） 富士フイルムマイクロデバイス株式会社（宮城県）
	海　外	Fuji Photo Film B.V.（オランダ） Fuji Photo Film, Inc.（米国） Fuji Photo Film U.S.A., Inc.（米国） Fuji Photo Film（Europe）GmbH（ドイツ） 富士写真フイルム（中国）投資有限公司

(3) 当社の株式の状況

① 株式の総数

会社が発行する株式の総数　800,000,000株
発行済株式総数　514,625,728株

② 株　主　数　28,816名

③ 大　株　主

大株主の氏名	持株数	出資比率	当社の当該大株主への出資状況	
			持株数	出資比率
	千株	%	千株	%
日本マスタートラスト信託銀行株式会社（信託口）	35,357	6.8	－	－
日本トラスティ・サービス信託銀行株式会社（信託口）	33,548	6.5	－	－
ステートストリートバンクアンドトラストカンパニー505103	22,191	4.3	－	－
日本生命保険相互会社	20,190	3.9	－	－
デポジタリーノミニーズインコーポレーション	14,287	2.7	－	－
ザチェースマンハッタンバンクエヌエイロンドン	13,326	2.5		
中央三井信託銀行株式会社	11,107	2.1	－	－
株式会社三井住友銀行	10,478	2.0	－	－
三井住友海上火災保険株式会社	8,600	1.6	2,099	0.1
ザチェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント	8,529	1.6	－	－

注1. 当社は、中央三井信託銀行株式会社の完全親会社である三井トラスト・ホールディングス株式会社の株式を7,241千株（出資比率0.6%）保有しております。
注2. 当社は、株式会社三井住友銀行の完全親会社である株式会社三井住友フィナンシャルグループの株式を11千株（出資比率0.1%）保有しております。

④ 自己株式の取得、処分等及び保有

(ｱ) 取得株式

普通株式	3,971,996株
取得価額の総額	15,369,744,960円

上記のうち、第108回定時株主総会後、定款授権に基づく取締役会決議により買い受けた自己株式

普通株式	3,857,000株
取得価額の総額	14,970,869,000円

買受けを必要とした理由

経済情勢の変化に対応した機動的な資本政策を遂行することを目的として実施したものであります。

(ｲ) 処分株式

普通株式	79,888株
処分価額の総額	300,652,055円

(ｳ) 決算期における保有株式

普通株式	5,252,531株

(4) 企業集団の従業員の状況

① 企業集団の従業員の状況

従業員数	前期末比増減
75,638名	2,474名増

注．従業員数は就業人員であります。

② 当社の従業員の状況

従業員数	前期末比増減	平均年齢	平均勤続年数
8,914名	449名減	43.7歳	21.2年

注．当期より従業員数は就業人員で記載しております。

(5) 重要な子法人等の状況並びに企業結合の経過及び成果

① 重要な子法人等の状況

会社名	資本金	出資比率	主要な事業内容
		%	
富士ゼロックス株式会社	20,000百万円	75.0	複写機、オフィス関連機材等の製造及び販売
フジノン株式会社	500百万円	88.0	光学機器、医療機器等の製造及び販売
富士フイルムイメージング株式会社	500百万円	100.0	写真感光材料、カメラ、記録メディア等の販売及び写真の現像・プリント、デジタルイメージングの処理
富士フイルムグラフィックシステムズ株式会社	800百万円	100.0	印刷機材製品の販売
富士フイルムメディカル株式会社	1,200百万円	100.0	医療診断用製品の販売
富士フイルムマイクロデバイス株式会社	10,500百万円	100.0	CCDイメージセンサー等の開発、製造及び販売
Fuji Photo Film B.V. (オランダ)	175百万ユーロ	100.0	写真感光材料、オフセット印刷用PS版の製造及び販売
Fuji Photo Film, Inc. (米国)	80百万米ドル	100.0	写真感光材料、オフセット印刷用PS版等の製造及び販売
Fuji Photo Film U.S.A., Inc. (米国)	22百万米ドル	100.0	写真感光材料、カメラ及び記録メディア等の販売
Fuji Photo Film (Europe) GmbH (ドイツ)	52百万ユーロ	100.0	写真感光材料、カメラ等の販売
富士写真フイルム(中国)投資有限公司	1,151百万人民元	100.0	中国における持株会社及び光学機器・デジタル機器等の販売

注1. 富士写真光機株式会社は、平成16年10月にフジノン株式会社と商号を変更いたしました。

注2. 富士フイルムイメージング株式会社は、株式会社フジカラーイメージングサービスと富士フイルムアクシア株式会社との合併により、平成16年10月に発足いたしました。

注3. 富士フイルムメディカル株式会社と千代田メディカル株式会社は、平成16年4月に富士フイルムメディカル株式会社を存続会社として合併いたしました。

注4. 富士フイルムマイクロデバイス株式会社は、増資を行い資本金が10,500百万円となりました。同社における出資比率は、間接出資によるものであります。

注5. Fuji Photo Film B.V.、Fuji Photo Film, Inc.及びFuji Photo Film U.S.A., Inc.における出資比率は、間接出資によるものであります。

② 企業結合の経過及び成果

当連結会計年度においてM&Aや企業再編を積極的に実施いたしましたが、その主な内容は次のとおりであります。

・当社は、写真関連製品の大手特約店４社から譲り受けた当社グループ製品の営業権を、平成16年10月に発足させた富士フイルムイメージング株式会社に譲渡し、カラーフィルムやカメラ等イメージング関連製品の国内営業機能を同社に一元化いたしました。
・当社子会社富士フイルムアーチ株式会社における合弁相手である米国Arch Chemicals, Inc.より、当社が同社Microelectronic Material部門と同社所有の富士フイルムアーチ株式会社の株式全数を平成16年11月に買収し、富士フイルムアーチ株式会社（買収後に富士フイルムエレクトロニクスマテリアルズ株式会社と商号変更）は当社の完全子会社となりました。
・当社は、印刷事業のさらなる拡大を目指すため、スクリーン印刷用インクや産業用インクジェット用インクのトップメーカーであるSericolグループの英国持株会社の全株式を平成17年２月に買収しました。
・平成16年12月に当社子会社の富士機器工業株式会社及び富士マイクログラフィックス株式会社の両社を株式交換により当社の完全子会社といたしました。その後、両社を含む機器生産子会社５社は生産体制の強化を図るため、平成17年４月に合併いたしました。

これらの企業結合を通じて、重複する業務の見直し、販売・サービス全般における機能の強化、物流の一元化を進める等、グループとしてのシナジー効果を従来以上に高め、経営の一層の効率化を図ってまいります。

連結子法人等は前記(5) ①に記載の重要な子法人等11社を含み223社、持分法適用会社は100社であります。

企業結合の成果は、前記「1. 営業の概況 (1) 企業集団の営業の経過及び成果」に記載のとおりであります。

(6) 取締役及び監査役の氏名、会社における地位又は主な職業

氏　名	地位又は主な職業	
＊古森　重隆	代表取締役社長	
＊麻生興太郎	代 表 取 締 役	
＊林　　伸幸	代 表 取 締 役	
＊三川　秋一	取　締　役	
＊森内　成典	取　締　役	
＊塩谷　圭吾	取　締　役	
＊高橋　俊雄	取　締　役	
＊福永　英喜	取　締　役	
＊加藤　久豊	取　締　役	
＊内田　洋祐	取　締　役	
＊米田　　敦	取　締　役	
＊佐々木　格	取　締　役	
＊原　　　宏	取　締　役	
＊池上　眞平	取　締　役	
＊中村孝太郎	取　締　役	
大西　　實	取締役相談役	
赤石　禎裕	常 勤 監 査 役	
三木　正弘	常 勤 監 査 役	
神谷　健一	監　査　役	株式会社三井住友銀行　名誉顧問
児島　章郎	監　査　役	ダイセル化学工業株式会社　相談役
古沢熙一郎	監　査　役	三井トラスト・ホールディングス株式会社 代表取締役会長兼社長

注1. 監査役 神谷健一氏、児島章郎氏及び古沢熙一郎氏は、株式会社の監査等に関する商法の特例に関する法律 第18条第１項に定める社外監査役であります。

注2. 平成16年６月29日開催の第108回定時株主総会において、内田洋祐氏、米田敦氏、佐々木格氏、原宏氏、池上眞平氏及び中村孝太郎氏は、新たに取締役に選任されました。

注3. 平成16年６月29日開催の第108回定時株主総会において、三木正弘氏は新たに監査役に選任され、同日付で常勤監査役に就任いたしました。

注4. 平成16年６月29日付で取締役 田中康夫氏、松島隆氏、大垣嘉春氏及び上原五郎氏は任期満了により退任いたしました。

注5. 平成16年６月29日付で取締役 麻生興太郎氏及び林伸幸氏は、それぞれ代表取締役に就任いたしました。

注6. ＊印は執行役員兼務者であります。

当社では取締役会の決定した基本方針に従って執行役員が業務執行にあたる執行役員制度をとっております。

執行役員の氏名及び担当業務は次のとおりであります。

地　位	氏　名	担当業務
社　　長	古森　重隆	執行全般管掌
専務執行役員	麻生興太郎	執行全般管掌補佐、イメージング事業・カラー電子写真事業・インフォメーション事業・フラットパネルディスプレイ材料事業・インクジェット事業管掌
専務執行役員	林　　伸幸	執行全般管掌補佐、電子映像事業管掌
専務執行役員	三川　秋一	R&D統括本部長
常務執行役員	森内　成典	R&D統括本部副本部長、先進コア技術研究所・ライフサイエンス研究所・材料研究本部管掌
常務執行役員	塩谷　圭吾	記録メディア事業管掌
常務執行役員	高橋　俊雄	経営予算・経理財務・コーポレートコミュニケーション管掌
常務執行役員	福永　英喜	人事・労政・教育管掌
常務執行役員	加藤　久豊	R&D統括本部副本部長、新規事業開発本部長、画像ソフト技術センター・機器開発生産本部管掌
常務執行役員	内田　洋祐	最高品質責任者、品質管理・お客様コミュニケーションセンター管掌
常務執行役員	米田　　敦	Fuji Photo Film U.S.A., Inc. 社長（米国駐在）
常務執行役員	田中　　孟	法務・CSR推進管掌
常務執行役員	柳田　浩史	Fuji Photo Film (Europe) GmbH 社長（ドイツ駐在）
常務執行役員	佐多　祥光	FUJIFILM SERICOL UK Ltd. 会長（英国駐在）
執 行 役 員	佐々木　格	小田原工場長
執 行 役 員	原　　　宏	R&D統括本部 材料研究本部長
執 行 役 員	池上　眞平	R&D統括本部 知的財産本部長
執 行 役 員	中村孝太郎	足柄工場長
執 行 役 員	犬塚　奎一	総務部長兼秘書室長
執 行 役 員	高木　信成	原料資材調達管掌
執 行 役 員	神山　宏二	R&D統括本部 先進コア技術研究所長
執 行 役 員	杉崎　　力	電子映像事業部副事業部長
執 行 役 員	林　　秀行	Fuji Photo Film U.S.A., Inc. 副社長（米国駐在）
執 行 役 員	前田　保知	富士写真フイルム（中国）投資有限公司 総経理（中国駐在）
執 行 役 員	阿部　久正	富士宮工場長
執 行 役 員	三井　皎生	R&D統括本部 知的財産本部副本部長
執 行 役 員	清水　茂久	生産技術・製造機器設備調達管掌
執 行 役 員	佐々木　登	フラットパネルディスプレイ材料事業部長
執 行 役 員	戸田　雄三	R&D統括本部 ライフサイエンス研究所長
執 行 役 員	渡部　信幸	R&D統括本部 機器開発生産本部長

(7) 取締役及び監査役に支払った報酬等の額

区　分	支給人員	金　額	摘　　　　要
取締役	20名	246百万円	支給人員は当期中に退任した取締役４名を含みます。
監査役	5名	54百万円	
計	25名	301百万円	

注1. 上記のほか
① 使用人兼務取締役に対しては使用人分給与127百万円（支給人員12名）、使用人分賞与68百万円（支給人員12名）を支払っております。
② 利益処分による役員賞与として取締役に108百万円（支給人員14名）、監査役に６百万円（支給人員４名）を支払っております。
③ 取締役・監査役の役員退職年金として取締役に36百万円（支給人員22名）、監査役に４百万円（支給人員５名）を支払っております。
④ 取締役の役員退職慰労金として131百万円（支給人員４名）を支払っております。

注2. 役員報酬限度額は、取締役分については平成12年６月29日開催の株主総会決議により月額32百万円、監査役分については平成16年６月29日開催の株主総会決議により月額5.5百万円とそれぞれ定められております。

(8) 会計監査人に支払うべき報酬等の額

① 当社及び子法人等が会計監査人に支払うべき報酬等の合計額
310百万円

② 上記①の合計額のうち、監査証明業務の対価として当社及び子法人等が会計監査人に支払うべき報酬等の合計額
303百万円

③ 上記②の合計額のうち、当社が会計監査人に支払うべき会計監査人としての報酬等の額
108百万円

注. 当社と会計監査人との間の監査契約において、株式会社の監査等に関する商法の特例に関する法律に基づく監査と証券取引法に基づく監査の監査報酬の額を区分しておらず、実質的にも区分できませんので、③の金額はこれらの合計額を記載しております。

添付書類(2)

連結貸借対照表

(平成17年3月31日現在)

単位：百万円

(資産の部)		(負債の部)	
流動資産		**流動負債**	
現金及び現金同等物	288,157	社債及び短期借入金	123,592
有価証券	65,729	営業債務	274,260
営業債権及びリース債権	516,228	設備関係債務	47,846
関連会社等に対する債権	31,514	関連会社等に対する債務	10,035
貸倒引当金	△14,517	未払法人税等	31,193
棚卸資産	371,365	未払費用	192,809
繰延税金資産	88,795	その他の流動負債	54,365
前払費用及びその他の流動資産	25,997	**流動負債合計**	734,100
流動資産合計	1,373,268		
		固定負債	
投資及び長期債権		社債及び長期借入金	96,040
関連会社等に対する投資及び貸付金	46,563	退職給付引当金	105,084
投資有価証券	279,895	繰延税金負債	48,224
長期リース債権及びその他の長期債権	97,029	預り保証金及びその他の固定負債	34,941
貸倒引当金	△4,946	**固定負債合計**	284,289
投資及び長期債権合計	418,541		
		少数株主持分	115,966
有形固定資産			
土地	74,915		
建物及び構築物	570,140	(資本の部)	
機械装置及びその他の有形固定資産	1,596,768	**資本金**	40,363
建設仮勘定	49,002		
減価償却累計額	△1,543,613	**資本剰余金**	68,135
有形固定資産合計	747,212		
		利益剰余金	1,794,385
その他の資産		**その他の包括利益(△損失)累積額**	△33,525
営業権	227,775		
その他の無形固定資産	48,851	**自己株式**	△20,256
繰延税金資産	47,750		
その他	120,060		
その他の資産合計	444,436	**資本合計**	1,849,102
資産合計	2,983,457	**負債及び資本合計**	2,983,457

連結損益計算書

(平成16年4月1日より
平成17年3月31日に至る)

単位：百万円

科目		
売上高		
売上高	2,172,003	
レンタル収入	355,371	2,527,374
売上原価		
売上原価	1,365,601	
レンタル原価	145,080	1,510,681
売上総利益		1,016,693
営業費用		
販売費及び一般管理費	767,363	
研究開発費	168,017	
厚生年金基金代行返上差額金	△83,129	852,251
営業利益		**164,442**
営業外収益及び費用（△）		
受取利息及び配当金	6,080	
支払利息	△4,668	
為替差損益・純額	1,862	
投資有価証券評価損	△304	
その他損益・純額	△5,066	△2,096
税引前利益		**162,346**
法人税等		
法人税・住民税及び事業税	55,083	
法人税等調整額	8,806	63,889
少数株主損益及び持分法による投資損益前利益		98,457
少数株主損益		△18,103
持分法による投資損益		4,146
当期純利益		**84,500**

注記

【連結計算書類作成のための基本となる事項】

「重要な会計方針」

連結貸借対照表及び連結損益計算書の作成に当たって採用した重要な会計処理の原則及び手続は次のとおりであります。

①連結計算書類の作成基準
当社の連結計算書類は、商法施行規則第179条第1項の規定により、米国で一般に公正妥当と認められた会計基準による用語、様式及び作成方法に準拠して作成しております。ただし、同項の規定に準拠して、米国において一般に公正妥当と認められた会計基準により要請される記載及び注記の一部を省略しております。

②棚卸資産の評価基準及び評価方法………主として移動平均法による低価法

③有価証券の評価基準及び評価方法
当社は有価証券及び投資有価証券を売却可能有価証券に分類し、米国財務会計基準審議会基準書（以下、「基準書」）第115号「負債証券投資及び持分投資の会計」を適用しております。
売却可能有価証券……決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定しております。）

④固定資産の減価償却方法
有形固定資産……………主として定率法、一部の海外子会社では定額法。
なお、帳簿価額の実現可能性に疑いのある場合には減損の有無を検討し、必要な場合は帳簿価額を見積公正価値へ減額処理しております。
無形固定資産……………主として定額法。（ただし、基準書第142号「営業権及びその他の無形資産」に準拠し、存続期間に限りのないものについては、償却を行わずに少なくとも年1回減損の有無を検討し、必要な場合は帳簿価額を見積公正価値へ減額処理しております。）

⑤引当金の計上基準
貸倒引当金………………営業債権、リース債権及びその他の債権の貸倒損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

退職給付引当金…………従業員の退職給付に備えるため、基準書第87号「雇用主の年金会計」に準拠し、当連結会計年度末における退職給付債務及び年金資産の公正価値に基づき計上しております。
なお、退職給付引当金が、累積給付債務（退職給付債務から将来の昇給分を控除した債務）と年金資産の公正価値との差額より少ない場合には、最小年金負債調整額を追加計上しております。
未認識過去勤務債務については、従業員の平均残存勤務年数で定額償却しております。
未認識数理計算上の差異については、退職給付債務と年金資産の公正価値のいずれか大きい方の10%を越える部分について、従業員の平均残存勤務年数で定額償却しております。

⑥営業権（のれん）…………基準書第142号「営業権及びその他の無形資産」に準拠し、償却を行わずに少なくとも年１回減損の有無を検討し、必要な場合は帳簿価額を見積公正価値へ減額処理しております。

⑦収益の認識基準
当社は、収益が実現し、もしくは実現可能でありかつ稼得したときに収益を認識しております。当社は以下の４つの条件、すなわち契約書等の説得力のある証拠が存在すること、顧客に対して製品・商品またはサービスが提供されていること、その価格が確定している、あるいは確定可能であること、対価の回収が合理的に保証されていることのすべてが満たされたときに収益が実現し、もしくは実現可能でありかつ稼得したと考えております。

【連結貸借対照表関係注記】

①担保に供している資産………機械装置等　76,895百万円

②保証債務…………………………金融機関に対する従業員の住宅ローン保証等　43,169百万円

③受取手形割引高………………　9,132百万円

④その他包括利益（損失）累積額には、為替換算調整額、有価証券未実現利益、デリバティブ未実現損益、最小年金負債調整額が含まれています。

【連結損益計算書関係注記】

①１株当たり当期純利益………　164円78銭

添付書類(4)　**連結計算書類に係る会計監査人監査報告書 謄本**

独立監査人の監査報告書

平成17年５月10日

富士写真フイルム株式会社
取　締　役　会　　御　中

新日本監査法人

指定社員 業務執行社員　公認会計士　田中　章㊞
指定社員 業務執行社員　公認会計士　宮澤孝司㊞
指定社員 業務執行社員　公認会計士　髙橋治也㊞
指定社員 業務執行社員　公認会計士　戸田仁志㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第19条の２第３項の規定に基づき、富士写真フイルム株式会社の平成16年４月１日から平成17年３月31日までの第109期営業年度の連結計算書類、すなわち、連結貸借対照表及び連結損益計算書について監査を行った。この連結計算書類の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結計算書類に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結計算書類に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結計算書類の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社又は連結子会社に対する監査手続を含んでいる。

監査の結果、当監査法人は、上記の連結計算書類が、法令及び定款に従い富士写真フイルム株式会社及びその連結子法人等から成る企業集団の財産及び損益の状態を正しく示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

添付書類(5)　**連結計算書類に係る監査役会監査報告書 謄本**

連結計算書類に係る監査報告書

当監査役会は、平成16年4月1日から平成17年3月31日までの第109期営業年度の連結計算書類（連結貸借対照表及び連結損益計算書）に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

1．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査役監査基準に準拠し、監査方針、監査計画等に従い、連結計算書類について取締役等及び会計監査人から報告及び説明を受け、監査いたしました。

2．監査の結果

会計監査人　新日本監査法人の監査の方法及び結果は相当であると認めます。

平成17年5月11日

富士写真フイルム株式会社　監査役会

常勤監査役　赤石禎裕㊞
常勤監査役　三木正弘㊞
監査役　神谷健一㊞
監査役　児島章郎㊞
監査役　古沢熙一郎㊞

（注）監査役神谷健一、監査役児島章郎及び監査役古沢熙一郎は、株式会社の監査等に関する商法の特例に関する法律 第18条第1項に定める社外監査役であります。

貸借対照表

(平成17年３月31日現在)

単位：百万円(単位未満切り捨て)

(資産の部)	
流動資産	
現金預金	129,784
受取手形	1,978
売掛金	141,231
未収入金	18,665
短期貸付金	76,500
有価証券	65,659
製品	27,215
半製品・仕掛品	27,904
原材料	13,231
貯蔵品	6,084
繰延税金資産	16,648
その他流動資産	2,069
貸倒引当金	△240
流動資産合計	526,735
固定資産	
有形固定資産	
建物	88,806
構築物	8,083
機械装置	118,570
車両・器具備品	27,518
土地	25,595
建設仮勘定	32,422
計	300,996
無形固定資産	
ソフトウェア	31,988
施設利用権等	5,208
計	37,197
投資その他の資産	
投資有価証券	240,940
子会社株式出資金	615,274
長期貸付金	35,496
長期前払費用	5,881
その他投資	2,648
貸倒引当金	△190
計	900,052
固定資産合計	1,238,247
資産合計	1,764,982

(負債の部)	
流動負債	
支払手形	15,198
買掛金	56,744
短期借入金	15,712
未払金	34,534
未払法人税等	5,854
未払費用	53,945
その他流動負債	4,271
流動負債合計	186,260
固定負債	
預り保証金	7,636
長期繰延税金負債	23,787
退職給付引当金	4,428
役員退職慰労引当金	628
固定負債合計	36,480
負債合計	222,741
(資本の部)	
資本金	40,363
資本剰余金	
資本準備金	59,036
利益剰余金	
利益準備金	10,090
配当準備積立金	280
退職給与積立金	280
研究基金	285
特別割増償却積立金	2,123
資産買換差益積立金	3,720
別途積立金	1,357,305
任意積立金計	1,363,993
当期未処分利益	64,169
利益剰余金合計	1,438,254
株式等評価差額金	24,805
自己株式	△20,219
資本合計	1,542,240
負債及び資本合計	1,764,982

注1.
重要な会計方針は別記しております。

注2.
子会社に対する短期金銭債権 195,604百万円
子会社に対する短期金銭債務 59,278百万円
子会社に対する長期金銭債権 35,476百万円
子会社に対する長期金銭債務 3,526百万円

注3.
有形固定資産の減価償却累計額 737,634百万円

注4.
担保に供している資産
有形固定資産 72,758百万円

注5.
保証債務残高 30,456百万円

注6.
輸出荷為替手形割引高 6,642百万円

注7.
商法施行規則第124条第３号に規定する純資産額 24,805百万円

損 益 計 算 書

(平成16年4月1日より
平成17年3月31日に至る)

単位：百万円(単位未満切り捨て)

区分	区分	科目	金額	金額
経常損益の部	営業損益の部	営業収益		
		売上高		761,688
		営業費用		
		売上原価	504,691	
		販売費及び一般管理費	122,090	
		研究開発費	82,216	708,998
		営業利益		**52,690**
	営業外損益の部	営業外収益		
		受取利息	2,842	
		配当収益	25,855	
		その他の営業外収益	1,456	30,153
		営業外費用		
		支払利息	234	
		輸出荷為替手形割引諸費用	466	
		その他の営業外費用	2,456	3,157
		経常利益		**79,686**
特別損益の部		特別損失		
		固定資産除却損	5,752	
		構造改革費用	3,025	8,777
		税引前当期純利益		**70,908**
		法人税、住民税及び事業税		16,100
		法人税等調整額		126
		当期純利益		**54,681**
		前期繰越利益		15,956
		中間配当額		6,414
		自己株式処分差損		53
		当期未処分利益		**64,169**

注1. 重要な会計方針は別記しております。

注2. 子会社との取引高は次のとおりであります。

売上高 509,907百万円
仕入高 212,211百万円
営業取引以外の取引高 14,926百万円

注3. 1株当たりの当期純利益 106円40銭

注4. 自己株式処分差損は、単元未満株式の買増請求、及び株式交換により生じた差損を計上したものであります。

別注記

「重要な会計方針」

貸借対照表及び損益計算書の作成に当たって採用した重要な会計処理の原則及び手続は次のとおりであります。

①有価証券の評価基準及び評価方法

子会社及び関連会社株式……………………………………移動平均法による原価法

その他有価証券

時価のあるもの…………………………………………市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定）

時価のないもの…………………………………………移動平均法による原価法

②棚卸資産の評価基準及び評価方法

製品、半製品、仕掛品、補助原料、貯蔵品…………移動平均法による低価法

半製品及び仕掛品工程中の硝酸銀………………………後入先出法による低価法

主要原材料…………………………………………………………後入先出法による低価法

③固定資産の減価償却方法

有形固定資産……………定率法。但し、平成10年４月１日以降の取得建物は定額法。

無形固定資産……………定額法。

（会計方針の変更）

無形固定資産の減価償却の方法については、従来、ソフトウェアについては定額法、それ以外の無形固定資産については残存価額を零とする定率法によっておりましたが、当期よりすべて定額法によることに変更いたしました。なお、この変更による損益への影響額は軽微であります。

④引当金の計上基準

貸倒引当金………………債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。

退職給付引当金…………従業員及び執行役員の退職給付に備えるため設定しております。従業員については、当期末における退職給付債務及び年金資産の見込額に基づき当期末において発生していると認められる額を計上しております。

執行役員分は、執行役員の内規に基づく当期末要支給額が残高となるよう計上しております。

役員退職慰労引当金……役員の退職金の支給に充てるため、役員の内規に基づく当期末要支給額が残高となるよう計上しております。

なお、当該引当金は商法施行規則第43条に規定する引当金であります。

⑤消費税等の処理方法………税抜方式によっております。

添付書類(8)

利 益 処 分 案

単位：円

当期未処分利益		64,169,746,613
任意積立金取崩額		
特別割増償却積立金取崩額	493,003,061	
資産買換差益積立金取崩額	118,892,957	611,896,018
合計		64,781,642,631
これを次のとおり処分いたします。		
配当金 （1株につき12円50銭）	6,367,164,963	
役員賞与金 （監査役分7,200,000円を含む。）	112,500,000	
特別割増償却積立金	1,780,844,654	
別途積立金	41,000,000,000	49,260,509,617
次期繰越利益		15,521,133,014

注. 平成16年12月3日に6,414,866,363円（1株につき12円50銭）の中間配当を実施いたしました。

添付書類(9)

会計監査人監査報告書 謄本

独立監査人の監査報告書

平成17年５月10日

富士写真フイルム株式会社
取締役会　　御中

新日本監査法人

指定社員 業務執行社員　公認会計士　田中　章㊞

指定社員 業務執行社員　公認会計士　宮澤孝司㊞

指定社員 業務執行社員　公認会計士　髙橋治也㊞

指定社員 業務執行社員　公認会計士　戸田仁志㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第２条第１項の規定に基づき、富士写真フイルム株式会社の平成16年４月１日から平成17年３月31日までの第109期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2) 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(3) 利益処分案は、法令及び定款に適合しているものと認める。
(4) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査役会監査報告書 謄本

監 査 報 告 書

当監査役会は、平成16年4月1日から平成17年3月31日までの第109期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

1．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査役監査基準に準拠し、監査方針、監査計画等に従い、取締役会その他重要な会議に出席するほか、取締役等からその職務の執行状況を聴取し、重要な決裁書類等を閲覧し、本社及び主要な事業所において業務及び財産の状況を調査し、子会社に対し営業の報告を求め、必要に応じて子会社に赴き、業務及び財産の状況を調査いたしました。また、会計監査人から報告及び説明を受け、計算書類及び附属明細書につき検討を加えました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか必要に応じて取締役等に対し報告を求め、詳細に調査いたしました。

2．監査の結果

(1) 会計監査人 新日本監査法人の監査の方法及び結果は相当であると認めます。

(2) 営業報告書（会計に関する部分を除く。）は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

(3) 利益処分に関する議案は、会社財産の状況その他の事情に照らし指摘すべき事項は認められません。

(4) 附属明細書（会計に関する部分を除く。）は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

(5) 取締役の職務遂行に関しては、子会社に関する職務を含め、不正の行為又は法令もしくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても、取締役の義務違反は認められません。

平成17年5月11日

富士写真フイルム株式会社 監査役会

常勤監査役 赤石禎裕㊞

常勤監査役 三木正弘㊞

監査役 神谷健一㊞

監査役 児島章郎㊞

監査役 古沢熙一郎㊞

（注）監査役神谷健一、監査役児島章郎及び監査役古沢熙一郎は、株式会社の監査等に関する商法の特例に関する法律 第18条第1項に定める社外監査役であります。

以 上

議決権行使に関する参考書類

1．総株主の議決権の数

5, 086, 004個

2．議案及び参考事項

第１号議案　第109期利益処分案承認の件

利益処分案は添付書類(8)(26頁)のとおりであります。

当社は、利益処分につきましては、安定した配当を継続して実施するとともに、将来の積極的な事業展開と経営環境の急激な変化に備えた経営基盤の強化に必要な内部留保を確保していくことを基本方針といたしております。

当期末の配当金につきましては、１株当たり12円50銭といたしたいと存じます。平成16年12月に１株当たり12円50銭の中間配当を実施いたしておりますので、１株当たりの年間配当金は25円となります。この結果、当期の配当性向は23.5%、株主資本配当率は0.8%となります。

当社を取り巻く経営環境は一段と厳しいものとなっております。そのような状況下、内部留保資金につきましては、経営基盤をより強固なものとすべく、新規事業及び事業領域拡大に向けた投資、新製品・新システム・新サービス・新ソリューション等への研究開発投資、高成長製品の生産能力増強投資、並びに環境保全に対する各種投資等に充当いたしたいと存じます。

第２号議案　取締役16名選任の件

本総会終結の時をもって、取締役16名全員が任期満了となりますので、新たに取締役16名の選任をお願いするものであります。

その候補者は次のとおりであります。

候補者番号	氏名及び生年月日	略歴及び他の会社の代表状況	当社株式所有数
1	古森重隆 昭和14年９月５日生	昭和38年４月　当社入社 平成７年１月　当社取締役 平成11年11月　当社常務取締役 平成12年６月　当社代表取締役社長　現在に至る	普通株式 12,010株
2	林　伸幸 昭和15年８月11日生	昭和38年４月　当社入社 平成10年６月　当社取締役 平成12年６月　当社取締役常務執行役員 平成14年６月　当社取締役専務執行役員 平成16年６月　当社代表取締役専務執行役員 現在に至る 平成16年８月　当社電子映像事業管掌 現在に至る	普通株式 2,210株
3	高橋俊雄 昭和17年７月31日生	昭和40年４月　当社入社 平成12年６月　当社執行役員 平成14年６月　当社常勤監査役 平成15年６月　当社取締役常務執行役員 現在に至る 平成16年４月　当社経営予算・経理財務・コーポレートコミュニケーション管掌 現在に至る	普通株式 5,300株
4	森内成典 昭和17年11月９日生	昭和42年４月　当社入社 平成10年６月　当社執行役員 平成14年６月　当社取締役常務執行役員 現在に至る 平成16年６月　当社R&D統括本部副本部長、先進コア技術研究所・ライフサイエンス研究所・材料研究本部管掌 現在に至る	普通株式 2,600株
5	福永英喜 昭和17年７月７日生	昭和41年４月　当社入社 平成12年６月　当社執行役員 平成12年６月　当社人事・労政・教育管掌 現在に至る 平成15年６月　当社取締役常務執行役員 現在に至る	普通株式 1,900株

候補者番号	氏名及び生年月日	略歴及び他の会社の代表状況	当社株式所有数
6	加藤久豊 昭和19年５月25日生	昭和44年４月　当社入社 平成12年６月　当社執行役員 平成15年６月　当社取締役常務執行役員 現在に至る 平成16年１月　当社R&D統括本部副本部長、新規事業開発本部長、画像ソフト技術センター・機器開発生産本部管掌　現在に至る	普通株式 4,231株
7	米田　敦 昭和17年10月１日生	昭和40年４月　当社入社 平成15年６月　当社執行役員 平成16年４月　Fuji Photo Film U.S.A., Inc.(米国)社長　現在に至る 平成16年６月　当社取締役常務執行役員 現在に至る 他の会社の代表状況 Fuji Photo Film U.S.A., Inc.(米国)社長 FUJIFILM America, Inc.(米国)社長 Fuji Photo Film Finance U.S.A., Inc.(米国)社長 Fuji Photo Film Hawaii, Inc.(米国)社長 FUJIFILM Microdisks U.S.A., Inc.(米国)社長 FUJIFILM Photofinishing U.S.A., Inc.(米国)社長 Fujicolor Photo Service, Inc.(米国)社長	普通株式 2,000株
8	佐々木格 昭和21年８月24日生	昭和46年４月　当社入社 平成14年６月　当社執行役員　現在に至る 平成15年６月　当社小田原工場長　現在に至る 平成16年６月　当社取締役　現在に至る	普通株式 4,675株
9	原　　宏 昭和18年11月22日生	昭和43年４月　当社入社 平成14年６月　当社執行役員　現在に至る 平成16年６月　当社取締役　現在に至る 平成16年６月　当社R&D統括本部 材料研究本部長 現在に至る	普通株式 1,400株
10	池上眞平 昭和21年２月13日生	昭和45年４月　当社入社 平成14年６月　当社執行役員　現在に至る 平成16年１月　当社R&D統括本部 知的財産本部長 現在に至る 平成16年６月　当社取締役　現在に至る	普通株式 3,100株
11	中村孝太郎 昭和21年８月15日生	昭和47年４月　当社入社 平成14年６月　当社執行役員　現在に至る 平成16年６月　当社取締役　現在に至る 平成16年６月　当社足柄工場長　現在に至る	普通株式 1,300株

候補者番号	氏名及び生年月日	略歴及び他の会社の代表状況	当社株式所有数
12	大塚奎一 昭和19年４月19日生	昭和42年４月　当社入社 平成13年10月　当社輸出第一部長 平成15年４月　当社執行役員　現在に至る 平成15年６月　当社総務部長兼秘書室長、広報管掌 平成16年４月　当社総務部長兼秘書室長　現在に至る	普通株式 3,200株
13	高木信成 昭和20年６月17日生	昭和43年４月　当社入社 平成13年４月　当社輸出業務部長 平成15年６月　当社執行役員　現在に至る 平成15年６月　当社原料資材調達管掌　現在に至る	普通株式 3,531株
14	神山宏二 昭和21年12月25日生	昭和46年４月　当社入社 平成15年６月　当社執行役員　現在に至る 平成15年６月　当社宮台技術開発センター次長 平成16年１月　当社R&D統括本部　先進コア技術研究所長　現在に至る	普通株式 100株
15	杉崎　力 昭和21年７月４日生	昭和45年４月　当社入社 平成12年６月　当社記録メディア事業部　記録メディア研究開発センター所長 平成15年６月　当社執行役員　現在に至る 平成16年３月　当社電子映像事業部副事業部長　現在に至る	普通株式 1,600株
16	佐々木登 昭和23年７月18日生	昭和48年４月　当社入社 平成14年４月　当社産業材料部長 平成15年12月　当社フラットパネルディスプレイ材料事業部長　現在に至る 平成16年６月　当社執行役員　現在に至る	普通株式 1,100株

注．候補者と当社との間にはいずれも特別の利害関係はありません。

第３号議案　退任取締役に対し退職慰労金贈呈の件

本総会終結の時をもって退任される取締役 麻生興太郎氏、三川秋一氏、塩谷圭吾氏、内田洋祐氏及び大西　實氏に対し、その在任中の功労に報いるため、当社役員退職慰労金内規に基づき、従来の慣例も勘案の上、相当額の慰労金を贈呈することといたしたく存じます。なお、その金額、贈呈の時期、方法等の決定は、取締役会にご一任願いたいと存じます。

退任取締役の略歴は次のとおりであります。

氏　名	略　歴
麻生興太郎	昭和38年４月　当社入社 平成10年６月　当社取締役 平成12年６月　当社取締役常務執行役員 平成14年６月　当社取締役専務執行役員 平成16年６月　当社代表取締役専務執行役員　現在に至る
三川秋一	昭和38年４月　当社入社 平成14年６月　当社取締役専務執行役員　現在に至る
塩谷圭吾	昭和41年４月　当社入社 平成15年６月　当社取締役常務執行役員　現在に至る
内田洋祐	昭和39年４月　当社入社 平成16年６月　当社取締役常務執行役員　現在に至る
大西　實	昭和23年４月　当社入社 昭和47年６月　当社取締役 昭和51年１月　当社常務取締役 昭和54年５月　当社代表取締役専務取締役 昭和55年５月　当社代表取締役社長 平成８年６月　当社代表取締役会長 平成15年６月　当社取締役会長 平成16年６月　当社取締役相談役　現在に至る

第４号議案　退任監査役に対し退職慰労金贈呈の件

本総会終結の時をもって退任される監査役 神谷健一氏に対し、その在任中の功労に報いるため、当社役員退職慰労金内規に基づき、相当額の慰労金を贈呈することといたしたく存じます。なお、その金額、贈呈の時期、方法等の決定は、監査役の協議にご一任願いたいと存じます。

退任監査役の略歴は次のとおりであります。

氏　名	略　歴
神谷健一	平成８年６月　当社監査役　現在に至る

以　上

〔MEMO〕



〔MEMO〕

第109回定時株主総会会場ご案内図

会場：東京都港区西麻布二丁目26番30号

当社東京本社



みずほ銀行
青山通り（国道246号）
地下鉄 表参道駅
（銀座線・半蔵門線・千代田線）
至渋谷
MaxMara
小原流会館
青南小
外苑西通り
青山霊園
青山学院大学
ニッカ
ウヰスキー
根津美術館
長谷寺
バス停
南青山七丁目
富士写真フイルム
至渋谷
首都高速3号線
ENEOS
至六本木
三井住友銀行
西麻布出張所
六本木通り
バス停
南青山七丁目
三井住友銀行
麻布支店

■交通のご案内

●ＪＲ　渋谷駅東口より都営バス利用

都01系統	新橋駅行他	南青山七丁目バス停下車すぐ
渋88系統	新橋駅北口行	南青山七丁目バス停下車すぐ

●地下鉄　表参道駅（銀座線・半蔵門線・千代田線）Ｂ1出口より徒歩約15分

●地下鉄　六本木駅（日比谷線・大江戸線）3番出口より都営バス利用

都01系統	渋谷駅行	南青山七丁目バス停下車徒歩約2分
渋88系統	渋谷駅行	南青山七丁目バス停下車徒歩約2分

■お願い

誠に申し訳ございませんが、当会場には専用駐車場の用意がございませんので、公共交通機関をご利用下さいますようお願い申し上げます。



I&I - Imaging & Information

FUJIFILM NEWS

株主のみなさまへ

JUNE 2005 vol.68

'he file number "82-78"

c) A copy of Report to shareholders which is prepared in the Japanese anguage.

財務ハイライト

単位：百万円（1株当たり当期純利益は除く）

	連結		単独	
	平成17年3月期	平成16年3月期	平成17年3月期	平成16年3月期
売上高	2,527,374	2,566,725	761,688	771,234
税引前利益	162,346	164,948	79,686	79,848
当期純利益	84,500	82,317	54,681	54,219
1株当たり当期純利益(円)	164.78	160.38	106.40	105.40
資産合計(期末)	2,983,457	3,023,509	1,764,982	1,740,065
資本合計(期末)	1,849,102	1,749,882	1,542,240	1,513,980

注) 1.単独業績の表示は、税引前利益が経常利益となります。
2.平成17年3月期連結税引前利益及び連結当期純利益には、富士ゼロックス厚生年金基金の代行部分を返上したことにより生じた利益の額が含まれております。

連結


■売上高（億円）
28,000
26,000
24,000
22,000
25,119
25,667
25,273
平成15年3月期
16年3月期
17年3月期
■売上構成比
平成17年3月期
40.2%
29.4%
30.4%
：イメージング ソリューション
：インフォメーション ソリューション
：ドキュメント ソリューション
■1株当たり当期純利益（円）
250
200
150
100
50
0
94.51
160.38
164.78
平成15年3月期
16年3月期
17年3月期

表紙写真／山梨勝弘氏撮影（福島県 磐梯山）

ごあいさつ

株主の皆様におかれましては、ますますご清栄のこととお喜び申し上げます。

平成17年3月期における日本経済は、民間設備投資や輸出に牽引され回復基調にありましたが、原油価格の高騰や公共投資の落ち込み等の影響により、期後半は景気にかげりがみられました。海外では、米国及び中国を中心としたアジア経済が堅調な伸びを示しました。欧州主要国の経済は、期後半にユーロ高が進み、輸出が伸び悩んだこと等により成長が鈍化しました。

このような状況下、当社は、イメージング、インフォメーション、ドキュメントの各分野において、積極的な事業展開を図り、事業領域の強化・拡大に努めました。この結果、当連結会計年度の売上高は2兆5,273億円、利益につきましては、税引前利益は1,623億円、当期純利益は845億円となりました。

当期末配当金につきましては、1株当たり12円50銭(当中間配当金と合わせ25円)に決めさせていただきました。

次に部門別の状況をご説明させていただきます。イメージングソリューション部門におきましては、デジタル化の進展により加速する事業構造の変化に対応するため、平成16年10月に発足した富士フイルムイメージング株式会社にイメージング関連製品の国内営業機能を一元化するなど思い切った流通改革を実施し、国内流通プロセスのスリム化を図るとともに、営業・サービスの強化に努めました。急成長を続けるデジカメプリント市場では、国内では「お店プリント」キャンペーンを強力に展開した効果により、デジカメプリント枚数は大幅な伸びを示しました。フォトフィニッシング機器についても、海外においてデジタルミニラボ「フロンティア」シリーズの販売が好調に推移しました。デジタルカメラの販売については、期後半になって国内及び北米市場の成長が急速に鈍化したことで、競合他社の価格攻勢が激化し、厳しい状況で推移しましたが、平成17年3月に発売した、手ブレ・被写体ブレに強く、暗いところでもきれいに撮れる最高感度ISO1600を実現した超高感度デジタルカメラ「FinePix F10」については大変好評をいただいています。カラーフィルムについては、需要減少の影響を強く受け、事業環境は厳しさを増しました。そのような中、ノンフラッシュ撮影で、自然で奥行きのある雰囲気の撮影を可能とした「NP(ナチュラルフォト)システム」など、銀塩感光材料の特長を生かした製品を提供することで、新たな需要開拓に努めております。

インフォメーションソリューション部門におきましては、モニターやノートPCの大型化と液晶テレビの急速な市場拡大に伴い、「フジタック」「WVフィルム」等のフラットパネルディスプレイ材料製品の販売が、大幅に増加しました。既存工場の増強に加え、平成17年春より熊本県において新工場の建設に着手するなど急ピッチで生産能力を拡大し、急増する需要に対応していきます。医療診断用製品では、国内外ともに、FCRやイメージャ等の機器や医用画像情報ネットワークシステム「SYNAPSE」の販売が好調に推移し、また、内視鏡製品では、世界初のフルデジタル電子内視鏡システム「サピエンティア」を発売し、さらなる事業の拡大を図っております。印刷システム関連製品では、ワールドワイドでのCTP化の急速な進展に対応するため、米国、オランダ、中国及び日本における四極生産体制の強化を進めております。記録メディア製品のデータストレージテープについては、ミッドレンジ系サーバー用は競争激化により厳しい事業環境が続きましたが、エンタープライズシステム「3592」(大企業向け基幹システム)用のデータカートリッジの販売は堅調に推移しました。

ドキュメント ソリューション部門におきましては、カラー複合機「DocuCentre Color シリーズ」の販売が引き続き好調に推移し、オフィスプリンターの分野では、低価格の高画質レーザープリンターが販売台数を大幅に伸ばした結果、欧米向けのカラー機全体では前期比約3倍の増加となりました。また、カラー・オン・デマンドプリンティングシステムの販売台数も大幅に増加しました。次世代のデジタル出力のビジネスモデルを構築する場として、東京、シドニー、シンガポール、上海の4拠点に「デジタルプリント・イノベーション支援センター(epicenter：エピセンター)」を設立し、デジタルプリンティング市場の拡大に取り組んでおります。

当社は、現在、「新たな成長戦略の構築」「経営全般にわたる徹底的な構造改革」「連結経営の強化」という中期経営計画「VISION75」で掲げた基本戦略に沿って、将来を担う新規事業の創出に向けた研究開発体制の再構築、M&A、企業再編等の構造改革を積極的に推進しております。富士フイルムグループのイノベーションをリードする研究開発の中核基地となる新研究拠点「先進コア技術研究所」建設の決定、米国Arch Chemicals, Inc.の半導体関連化学品の研究開発・生産・販売部門であるMicroelectronic Materials部門の買収や、スクリーン印刷用インク／産業用インクジェット用インクの世界的メーカーであるSericol Group, Limited(英国)の買収などはその一例です。今後さらに諸施策を推し進め、強固な経営基盤の確立と競争力の強化・成長を実現し、株主価値の向上を目指していきます。

株主の皆様におかれましては、今後ともなお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

平成17年6月

代表取締役社長・CEO　古森重隆

中期経営計画

「VISION75」達成に向けて

中期経営計画「VISION75」の基本戦略のひとつである「新たな成長戦略の構築」の実現に向けた成長事業への積極投資と新規事業創出のための新研究所設立について紹介します。

フラットパネルディスプレイ材料の生産能力増強

液晶ディスプレイの需要拡大に伴い、富士フイルムの液晶ディスプレイ材料の需要は急激に伸びています。
当社はこれに対応するため、積極的に生産能力の拡大を図っています。



生産能力増強推移
フジタック
(百万㎡／年)
400
350
300
250
200
150
180
230
280
330
380
2005
2006
2007(年)
WVフィルム
(百万㎡／年)
100
90
80
70
60
50
50
70
90
2005
2006
2007(年)

熊本県に「フジタック」の新工場建設開始

液晶ディスプレイに必要不可欠な部材である「フジタック」の大幅な需要増に対応するために、新たに2005年4月1日に「富士フイルム九州(株)」を設立し、現在、熊本県に新工場を建設しています。

新工場では2005年4月より2ラインの工事に着工、それぞれ、2006年12月、2007年4月の稼動を目指しています。

さらに液晶ディスプレイの需要増に対応しながら、順次増設を進めていきます。

▲富士フイルム九州の完成予想図

「WVフィルム」の3工場建設

液晶ディスプレイの視野角を拡大するフィルムで、デファクトスタンダードになっている「WVフィルム」も、需要が拡大しています。このためその生産能力を増強する工場として、富士フイルム小田原工場内に第6工場、富士フイルムオプトマテリアルズ内に第7・第8工場の建設を進めています。

第6・第7工場は2005年8月から、第8工場は2006年6月からの稼動を予定しています。



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▲新工場建設中の富士フイルムオプトマテリアルズ

新研究拠点「先進コア技術研究所」設立

2006年3月に、「VISION75」の重点課題「新規事業の創出」をさらに強力に推進していくための新研究拠点「先進コア技術研究所」が完成します。新研究拠点は、「融知・創新・創価」をコンセプトに、異分野の技術者の知識や手法を融合させ、新たな破壊的イノベーション技術を創造し、新製品・新サービスを通じて新しい価値を社会に提供していきます。


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▲新研究拠点の完成予想図



幅広い技術の融合

新研究拠点には、富士フイルムが有する機能性材料・ナノケミカル・光関連・バイオテクノロジー・精密微細加工・画像ソフトウエアなど、他社にはない幅広い技術分野の研究者や生産技術の要素技術開発者を結集させます。そしてこれらの極めて幅広く高度な異種技術の融合によるシナジー効果・総合力の発揮により、将来の富士フイルムを担う独創性の高い新たな技術を創造していくことが新研究拠点設立の狙いです。

また、新研究拠点では、富士フイルム内にとどまらず、富士ゼロックス、フジノンなどグループ各社の技術者の参加や提携企業や大学との共同研究の推進など、「開かれた研究所」をキーワードとする新しい考え方による運営を進めていく計画です。

新研究拠点の役割

研究の過程には、大きくリサーチ・デベロップメント・エンジニアリングという3つのステージがありますが、「先進コア技術研究所」は、リサーチの比重が高い研究拠点です。

当研究拠点ではサイエンスの進歩の方向だけではなく、マーケットの変化をよくウォッチすることを重視していきます。

新研究拠点の役割は、マーケットの変化に応じ、サイエンスの進化をテクノロジーに結び付け、次の製品開発につなげていく新しい基盤技術を創出していくことです。

「先進コア技術研究所」は、この役割を果たして、富士フイルムグループ全体のイノベーションをリードする、研究開発の中核基地となります。

次世代の

世界に先駆けて医療画像のデジタル化、ネットワーク化を推進

医療画像診断支援への取り組み

IT化が進展する中、医療現場でも、医療画像のデジタル化、病院内や病院間のネットワーク化など、確実にデジタル化・ネットワーク化が進んでいます。当社は、1983年、世界に先駆けて、X線撮影画像情報をデジタル化した画像診断システム「FCR(フジ コンピューテッド ラジオグラフィ)」を発売して以来、常に医療画像診断分野のデジタル化をリードしています。



医療画像のデジタル化を実現した「FCR」

「FCR」は、X線で撮影した画像情報をX線フィルムではなく、独自に開発したイメージングプレート(IP)に記録し、画像読取装置でデジタル信号に変換、高度な画像処理を経て、デジタル画像として記録する医療画像診断システムです。

X線画像情報をデジタル化したことにより、鮮明で見やすく、安定した濃度の画像を得ることができ、さらに画像の加工・伝送・保存がしやすいというメリットがあります。

「FCR」は発売から約20年の間に高性能化、小型化、低価格化を進めるとともに、ラインアップも拡充し、全世界で3万台以上が導入され、医療画像診断分野の世界標準となっています。



デジタルX線画像診断システム「FCR VELOCITY U」

信頼性の高い医用画像情報ネットワークシステム「SYNAPSE(シナプス)」

医療現場でも加速度的にネットワーク化が進み、病院内の画像情報をデジタル化し、保管・活用する医用画像情報ネットワークシステム(PACS:Picture Archiving & Communications System)が注目されています。「SYNAPSE」は、当社が医療用画像診断ネットワークの先進国である米国で開発を進めた次世代型のPACSです。FCR、MRI、CTなどの各種検査機器で撮影された画像情報を「SYNAPSE」サーバーで一元管理し、病院内の各部門からサーバーにアクセスすることで、どこからでも必要に応じて最適な形で素早く取り出せるシステムです。

また、病院内ネットワークだけでなく、インターネットを通じ、他の病院や遠隔地の診療所と画像情報をやりとりするなど、地域医療との連携も可能にします。

「SYNAPSE」は、データサイズが大きい画像を高速に取り出せる「速さ」と「画質のよさ」「システムの安定性」が高く評価されており、世界中の先進医療機関への導入が進んでいます。

医用画像情報ネットワークシステム SYNAPSE


各種検査機器で撮影
FCR
MRI
CT
電子内視鏡
最適な画像を提供
撮影画像を保管
SYNAPSEサーバー
画像の活用
外来病棟
手術室
各科診断端末
放射線部門
医師が必要とする画像情報を
どこでもオンデマンドで入手できる
提供
病院全体の情報
システム（電子カルテ
など）とも連携が可能
画像情報の相互アクセスが可能
インターネット
他の病院
遠隔地の診療所
緊急時
専門医宅

病巣の早期発見につなげる
次世代の医療画像診断支援技術の開発

「FCR」の画像処理には、長年、当社が培った「Image Intelligence™」などのデジタル画像処理技術が生かされています。医師のさまざまなニーズを吸い上げ、より診断しやすいクリアな画像を提供するのはもちろんのこと、病巣の特徴と共通のパターンを自動的に抽出して拡大表示したり、過去に撮影された画像と現状の画像を合わせて差分を表示するなど、医師の診断を支援する次世代の診断画像の研究・開発を進めています。

「Image Intelligence™」を応用した医療画像診断支援技術

Image Intelligence™

乳がん診断支援システム「FujifilmマンモCADシステム」

乳がんの陰影が持つ特徴と共通したパターンを検出することにより、画像上にマーキング表示し、医師の診断を支援します。
（現在、実用化に向け、薬事申請中）



原画像（支援情報なし）左右乳房画像



乳がん陰影解析ソフトウェアにより、腫瘤陰影候補と石灰化クラスタ候補を検出してマーキング



マーキング画像を画面内に拡大表示

経時サブトラクション技術「FCR胸部テンポラルサブトラクション処理ユニット」

過去の撮影画像と現在の撮影画像の差分画像を作成し、時間の経過による変化を際立たせます。



今回撮影された画像

－



前回撮影された画像

＝



経時サブトラクション画像（経時変化を可視化）


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THE POWER OF REAL PHOTOS
のチカラ
をアピール

フォトイメージングエキスポ2005

～2005年3月17～20日、東京ビッグサイトで開催～


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FUJICOLOR
デジタルプリントショップ
フォトNAGASE

最速５分間仕上げプリントサービスなどの「お店プリント」のデモを中心に、写真の持つ「価値」「楽しさ」をアピール

「フォトイメージングエキスポ2005」は、昨年まで別々に開催されていたコンシューマ向けの「フォトエキスポ」、写真店などの業界向けの「ラボシステムショー」、プロ向けの「IPPF」という3つのショーが1つになったアジア最大級のフォトイメージングの総合展示会で、4日間の会期中、約10万人が来場しました。

富士フイルムは、「真の写真のチカラ～THE POWER OF REAL PHOTOS.～」をスローガンに、デジタルカメラやデジタルミニラボなど、当社の誇る映像の「入力～出力～記録」に関する幅広い製品群を展示・提案。高い技術力に裏付けられた製品やソリューションに高い関心と評価を得ました。

また、壁一面に鮮やかな写真を展示して、「写真の価値」「写真の楽しさ」を訴求。美しさと迫力で、多くの方を引きつけました。


一枚の写真
FinePix
FinePix
FinePix
Frontier 550
Frontier 570

トータルコンセプトゾーン

写真家や作家を迎えてのトークショー、プロカメラマンによるセミナーなどは、来場者に写真の力強さ、楽しさを体感していただくことができ、好評を博しました。

ビジネスゾーン

デジタルミニラボ「フロンティア」の超迅速処理機能を核に、お店のニーズに合わせた各種出力機器とのシステム構成を提案しました。

コンシューマゾーン

デジタルカメラ「FinePix」シリーズ、ノンフラッシュで撮影できる高感度コンパクトカメラ「NATURA」やケータイプリンタ「Pivi」など幅広い製品を出展しました。

One to Oneマーケティングの実現に寄与

カード業界初!!

「Xerox iGen3」で三井住友カード利用明細書が全面フルカラー化



欲しい内容を必要なときに必要なだけプリントするオンデマンド印刷の高速化・高画質化を可能にした「Xerox iGen3」

富士ゼロックスのフルカラー・デジタル・プリントシステム「Xerox iGen3」は、短納期での多品種少量印刷に対応した、高速・高精細のフルカラーオンデマンド印刷システムです。100以上の新特許技術を駆使して、これまでにない高画質・高生産性を実現しただけでなく、情報処理とデジタルプリントの融合した高次元・高品質のドキュメントサービスが提供できます。

「Xerox iGen3」の先進性が注目され、実現したのが、会員数1300万人を誇る三井住友カードの利用代金明細書のフルカラー化です。フルカラー化によって、ビジュアル的PR効果を高めるだけでなく、お客様の利用傾向を分析し、ニーズに合った情報を掲載することにより、利用代金明細書に「情報紙」としての価値を付加しました。

カード会員一人一人のニーズに合わせた情報・コンテンツを利用代金明細書に印刷することは、「Xerox iGen3」のように、基幹データ処理とドキュメント処理が連携できるシステムだからこそ、実現できたことです。富士ゼロックスでは、複写機／複合機事業、プリンター事業などと並ぶ新しい事業の柱として、「Xerox iGen3」を中心としたプロダクションサービス事業を強力に推進し、新しいサービスの提供に努めていきます。

フルカラー化された利用代金明細書


ポイント得点もカラー化

お客様の利用傾向を分析し、一人一人のニーズに応じた情報を保管率の高い利用代金明細書に掲載

写真の価値を伝える
富士フイルム　企業メッセージ テレビCM

「あしたに続く写真」シ

富士フイルムは、「写真のかけがえのない価値」を広く伝えていくため、「自分にとって大切な写真」にスポットを当てた企業メッセージCMを展開しています。2004年1月から放映した「一枚の写真」シリーズに続き、2004年秋からは、「あしたに続く写真」シリーズの放映を開始しました。


きのうの瞬間は、あした

宮里 藍（女子プロゴルファー）
国内外で大活躍の彼女にとっての原点ともいえるのが、この小学3年生のときのドライバーショット。ゴルフの師でもある父親 優さんが「理想のフォーム」とも呼んでいる写真です。

当社は、イメージング関連商品・サービスを幅広く提供するとともに、写真文化の維持・発展を社会的な役割ととらえ、さまざまな活動を行っています。

企業メッセージCM「あしたに続く写真」シリーズでは、「好感度が高く話題性のある」スポーツ選手の大切な思い出・原点となる写真を紹介するとともに、写真のエピソードを生の声で語ってもらっています。このシリーズは、「大切な写真」による「懐かしい思い出」や「貴重な記録」としての価値に加えて、「大切な写真」が「今につながっている原点」であり、「未来に続く活力」になるという、写真の未来性にも着眼したものです。

「あなたにとって写真とは？」
改めて写真のかけがえのない価値を皆様にも再認識していただければと思います。

古田敦也（プロ野球選手）
ドラフト会議で指名されることが有力視されていた立命館大学4年のときの写真。結果は、どこの球団からも指名されず、この写真は、「必ず自分の実力を認めさせて、プロに入る」と決意した、プロ野球選手としての原点となりました。


SONG by スピッツ

プロゴルファーとして活躍する2人の兄と一緒に写った幼い頃の写真は、藍ちゃんが大切にしているもののひとつ。家族の絆や愛を確かめられるだけでなく、プレーへの励みにもなるそうです。



CM「あしたに続く写真」シリーズは、各選手の選んだ思い出深い写真と現在のインタビューシーンがオーバーラップしながら展開します。

海外だより


FINEPIX
FUJIFILM
Leading Imaging Solutions

イメージング分野をリードする 富士フイルムをアメリカから世界へ

PMA2005

アメリカ最大の写真業界トレードショー「PMA2005」が、2005年2月20～23日、米国フロリダ州オーランドで開催されました。今回のスローガン「Fujifilm. Leading Imaging Solutions」には、当社の幅広い事業展開と業界を牽引していくという強い意志が込められています。また同時に、製品やサービスの提供だけでなく、写真の持つ「価値」「力」「素晴らしさ」を伝えるのも当社の役割だという姿勢を強く打ち出しました。

会場では、「Get the Picture. In minutes!」をキャッチフレーズに超迅速処理の「Print at Retail（お店プリント）」の提案や「高感度で高画質」というデジタルカメラの新たな領域を切り開いた「FinePix F10」「FinePix Z1」の製品紹介を中心に、デモンストレーションを行い、連日活況を呈しました。



当社がオフィシャルスポンサーになっているニューヨークヤンキースの往年の名選手をブースに招き、サイン会を実施。写真に直筆サインをしてもらえるとあって、野球ファンのみならず、多くのお客様に喜んでいただきました。

好調なカメラ付き携帯電話用レンズユニットの生産力アップ図る

富士能（天津）光学有限公司の新工場稼働

富士フイルムグループの光学機器デバイスの開発・生産を担うフジノンの海外現地法人、富士能（天津）光学有限公司は、カメラ付き携帯電話、デジタルカメラ、液晶プロジェクターなどに使われる高品質・高精度な光学部品の加工・組み立てを行っています。近年のデジタルカメラ、カメラ付き携帯電話の普及によって高まるレンズ需要に応えるため、工場を新しく建設し、2005年3月より稼働しています。工場の延床面積は、1995年設立当初の2,000m²から、数度の拡張により26,000m²となり、世界各国にレンズ関連部品を供給しています。



▲中国・天津で稼働した富士能（天津）光学有限公司の新工場

高感度No.1コンパクト！
高感度ISO1600＋有効画素数630万画素の高画質を実現！
ブレに強く、バッテリーも長持ちの親切設計

FinePix F10


FinePix
FUJIFILM
DISP/BACK

「フジノンレンズ」＋「スーパーCCDハニカム™V HR」＋新画像処理システム「リアルフォトエンジン」によって生み出された「リアルフォトテクノロジー」を搭載し、「ISO1600の高感度」「高画質」を実現。「暗いところでキレイに撮れない」「手ブレ、被写体ブレしてしまう」というユーザーの不満を解消し、撮りたいときに撮りたいものを美しく撮れるデジタルカメラが誕生しました。

また、2.5型の大型液晶モニターを採用。さらに省エネ設計により、約500枚の連続撮影が可能です。

高感度No.1スリム！
高感度ISO800＋有効画素数512万画素の高画質を実現！
モノコックフォルムのフルフラットボディ

FinePix Z1



シルバー



ブラック



ブルー



レッド

モノコックフォルムと洗練された薄型フルフラットボディが特長の「FinePix」の新シリーズ。新開発「リアルフォトテクノロジー」の搭載により、有効画素数512万画素の高画質で高感度ISO800を実現。また、約0.6秒の高速起動、シャッタータイムラグ最短0.01秒というハイレスポンスも可能になりました。さらに2.5型液晶モニターには、新開発した強化ガラスを採用。キズがつきにくく、コスレにも強いため、携帯時にも安心です。

ネットワークを介して電子文書をやりとりするポータル(玄関口)に
富士ゼロックスのデジタル複合機が基幹のコンピューターと連携

ApeosPort シリーズ

これまで複写機のデジタル化は、コピー／FAX／プリンター／スキャナーなど複数の機能を1台で兼ね備えることにより、オフィスの文書処理の効率化に寄与してきました。最近では、e文書法が施行されるなどネットワークを通じた電子文書の活用ニーズが高まり、業務の一層の効率化のため、販売管理システムや経理･会計システムなどさまざまな基幹システムとデジタル複合機が直接連携して情報をやり取りすることが必要となってきています。「ApeosPort」シリーズは、こうした高度なコンピューターシステムと連携するための標準技術を初めて搭載したデジタル複合機で、新たなオフィスサービスの提供を目指しています。



ApeosPort C6550I

富士フイルムグループ 地震や津波による被災地への復興を支援

富士フイルムグループは、新潟県中越地震やスマトラ沖地震・津波被災地の1日も早い復興に向けて支援活動を行いました。

富士フイルムメディカルは、震源地に近く、大きな被害にあった新潟県厚生連魚沼病院に、「FCR(フジ コンピューテッド ラジオグラフィ)」、ドライイメージャなどを搭載した災害対策車を派遣、魚沼病院の他にも小型「FCR」、ドライイメージャを搭載した移動車を派遣して医療施設の支援を行いました。

また、富士フイルムと富士フイルムイメージングは、地震で故障した当社製品のデジタルカメラ、フィルムカメラの無償修理を実施しました。

スマトラ沖地震・津波の復興支援の一環として富士フイルムは、Fuji Photo Film (Thailand) Ltd.を通じてタイ国家警察に、DNA鑑定のための、DNA抽出を行う機器「QuickGene-800」および試薬を提供しました。

富士フイルムグループの機器を使った迅速かつ高純度のDNA抽出による鑑定が、難航していた身元確認に役立てていただけたと考えています。


FUJIFILM
FCR
▲新潟県厚生連魚沼病院に派遣された災害対策車


▲自動核酸抽出システム「QuickGene-800」

富士ゼロックスが中国工場で「廃棄ゼロ」を達成

富士ゼロックスの中国での小型レーザープリンター、デジタル複写機/複合機などの生産拠点「富士ゼロックス深圳」、「富士ゼロックス上海」が事業所内の生産活動において発生する廃棄物を再利用することにより、「廃棄ゼロ」を達成しました。

富士ゼロックス深圳では、2003年7月に「廃棄ゼロ」の取り組みを開始しました。廃棄物の減量化から始め、生産工程で発生する資源の再資源化を進めた結果、2002年度再資源化率37.48%が、2004年9月には99.5%に向上し、「廃棄ゼロ」を宣言しました。一方、富士ゼロックス上海では、2004年3月に廃棄物の分別を開始、固形廃棄物の埋立削減に努めました。生産工程において発生する資源も最大に有効活用し、例えば使用済みトナーの焼却時に発生する熱を暖房に利用したり、一般ゴミを発電に利用するサーマルリサイクルに供する施策を実施しました。その結果、2003年に87トンあった埋め立ておよび単純焼却の廃棄物をゼロにしました。


▲富士ゼロックス深圳


▲富士ゼロックス上海

連結

□貸借対照表

単位：百万円

科目	平成17年3月期	平成16年3月期
(資産の部)		
流動資産	1,373,268	1,490,648
投資及び長期債権	418,541	396,693
有形固定資産及びその他の資産	1,191,648	1,136,168
資産合計	**2,983,457**	**3,023,509**
(負債の部)		
流動負債	734,100	752,086
固定負債	284,289	417,816
少数株主持分	115,966	103,725
(資本の部)		
資本金	40,363	40,363
資本剰余金	68,135	68,135
利益剰余金	1,794,385	1,722,692
その他	△53,781	△81,308
資本合計	**1,849,102**	**1,749,882**
負債及び資本合計	**2,983,457**	**3,023,509**

□損益計算書

単位：百万円

科目	平成17年3月期	平成16年3月期
売上高	2,527,374	2,566,725
営業利益	164,442	184,900
税引前利益	162,346	164,948
当期純利益	84,500	82,317

注）平成17年度3月期 連結損益計算書には、富士ゼロックス厚生年金基金の代行部分を返上したことにより生じた利益の額が含まれております。

単独

□貸借対照表

単位：百万円（単位未満切り捨て）

科目	平成17年3月期	平成16年3月期
(資産の部)		
流動資産	526,735	619,715
固定資産	1,238,247	1,120,350
資産合計	**1,764,982**	**1,740,065**
(負債の部)		
流動負債	186,260	178,700
固定負債	36,480	47,384
負債合計	**222,741**	**226,085**
(資本の部)		
資本金	40,363	40,363
資本剰余金	59,036	58,980
利益剰余金	1,438,254	1,396,571
その他	4,586	18,066
資本合計	**1,542,240**	**1,513,980**
負債及び資本合計	**1,764,982**	**1,740,065**

□損益計算書

単位：百万円（単位未満切り捨て）

科目	平成17年3月期	平成16年3月期
売上高	761,688	771,234
営業利益	52,690	75,138
経常利益	79,686	79,848
税引前当期純利益	70,908	81,131
当期純利益	54,681	54,219
当期未処分利益	64,169	64,048

□利益処分計算書

単位：百万円（単位未満切り捨て）

科目	平成17年3月期	平成16年3月期
当期未処分利益	64,169	64,048
配当金	6,367	6,415
役員賞与金(監査役賞与金を含む)	112	114
海外投資損失積立金	-	△13
特別割増償却積立金	1,287	1,626
資産買換差益積立金	△118	2,950
別途積立金	41,000	37,000
次期繰越利益	15,521	15,956

株主と株式の概況

■株式の状況

	平成17年3月期	平成16年3月期
株主数	28,816名	32,965名
発行済株式数	514,626千株	514,626千株

■所有者別分布(株式数と比率)

	平成17年3月期	平成16年3月期
金融機関	196,563千株(38.2%)	206,502千株(40.1%)
証券会社	2,236千株(0.4%)	4,542千株(0.9%)
その他法人	18,650千株(3.6%)	20,999千株(4.1%)
個人・その他	46,456千株(9.1%)	55,177千株(10.7%)
政府・地方公共団体	0千株(0.0%)	6千株(0.0%)
外国法人等	250,721千株(48.7%)	227,400千株(44.2%)
計	514,626千株(100%)	514,626千株(100%)

■株価(高値・安値)及び株式売買高の推移


4,000円
3,500
3,000


2,500
千万株
6.0
5.0
4.0
3.0
2.0
1.0
0
'04/4
5
6
7
8
9
10
11
12
'05/1
2
3

株価及び株式売買高は、東京証券取引所におけるものです。

▩ 株価
■ 株式売買高

会社概要

○設立　昭和9年1月20日
○資本金　40,363百万円(平成17年3月31日現在)
○従業員数　8,914名
○本社　神奈川県南足柄市中沼210番地
○東京本社　東京都港区西麻布二丁目26番30号

インターネットで当社に関する情報がご覧になれます。
URL http://www.fujifilm.co.jp/

株主メモ

○決算期　3月31日
○定時株主総会　6月下旬
○公告掲載新聞　日本経済新聞
○名義書換代理人　UFJ信託銀行株式会社
○同事務取扱所
UFJ信託銀行株式会社　証券代行部
〒137-8081 東京都江東区東砂7-10-11
電話(0120)232-711(フリーダイヤル)

照会先
株式の各種お手続き用紙のご請求は、次のUFJ信託銀行の電話及びインターネットで24時間承っております。
受付フリーダイヤル 0120-244-479(本店証券代行部)
0120-684-479(大阪支店証券代行部) }自動応答
URL http://www.ufjtrustbank.co.jp/

○同取次所
UFJ信託銀行株式会社　全国各支店
野村證券株式会社　全国本・支店

○1単元の株式の数　100株

○単元未満株式の買取請求および買増請求について
単元未満株式(1株から99株の株式)の買取請求(ご売却)及び買増請求(ご購入)については、上記の事務取扱所・取次所でお取扱いたしております。ただし(株)証券保管振替機構に株券を預託されている場合には、お取引の証券会社にお申し出ください。

なお、当社は決算公告に代えて、貸借対照表ならびに損益計算書を当社のホームページ《http://www.fujifilm.co.jp/》に掲載しております。

FUJIFILM
富士写真フイルム株式会社
〒106-8620 東京都港区西麻布2丁目26番30号
電話 (03)3406-2111(大代表)

FUJIFILM

デジカメ撮ったら、お店プリント!


FUJIFILM
FUJICOLOR
FUJIFILM DIGITAL IMAGING FDi
デジタルプリントショップ
フォトNAGASE
カンタン
キレイ
色あせない

FUJICOLOR デジカメプリント

The file number “82-78”
(b)A copy of the notice of resolutions of the general meeting of shareholders which is written and given in the Japanese language.

平成17年6月29日

神奈川県南足柄市中沼210番地
富士写真フイルム株式会社
代表取締役社長　古　森　重　隆

第109回定時株主総会決議ご通知

拝啓　ますますご清栄のこととお喜び申し上げます。
本日開催の当社第109回定時株主総会において、下記のとおり決議されましたので、ご報告申し上げます。
敬具

記

第１号議案　第109期利益処分案承認の件
原案どおり承認可決され、利益配当金は１株につき12円50銭と決定されました。

第２号議案　取締役16名選任の件
古森重隆、林 伸幸、高橋俊雄、森内成典、福永英喜、加藤久豊、米田 敦、佐々木 格、原 宏、池上眞平、中村孝太郎、犬塚奎一、髙木信成、神山宏二、杉崎 力及び佐々木 登の諸氏が選任され、就任しました。

第３号議案　退任取締役に対し退職慰労金贈呈の件
退任取締役 麻生興太郎、三川秋一、塩谷圭吾、内田洋祐及び大西 實の諸氏に対し、当社役員退職慰労金内規に基づき、相当額の慰労金を贈呈することとし、その金額、贈呈の時期、方法等については、取締役会に一任することに承認可決されました。

第４号議案　退任監査役に対し退職慰労金贈呈の件
退任監査役 神谷健一氏に対し、当社役員退職慰労金内規に基づき、相当額の慰労金を贈呈することとし、その金額、贈呈の時期、方法等については、監査役の協議に一任することに承認可決されました。

なお、以上の決議のほかに、１．第109期（平成16年４月１日より平成17年３月31日に至る）営業報告書、連結貸借対照表及び連結損益計算書並びに会計監査人及び監査役会の連結計算書類監査結果報告の件、２．第109期（平成16年４月１日より平成17年３月31日に至る）貸借対照表及び損益計算書並びに定款授権に基づく取締役会決議による自己株式買受け報告の件が同総会において報告されました。

以上

配当金のお支払いについて

第109期利益配当金は、１株につき12円50銭と決定いたしましたので、同封の「郵便振替支払通知書」によりお受け取り下さい。
また、銀行振込をご指定の方は、同封の「配当金計算書」及び「配当金振込先のご確認について」により、ご確認下さい。

お知らせ

当社は、決算公告に代えて、貸借対照表及び損益計算書をホームページに掲載しております。
ホームページのアドレスは次のとおりです。
http://www.fujifilm.co.jp/

The file number "82-78"
(d)A copy of Annual Securities Report to Ministry of Finance of Japan which is prepared in the Japanese language.


SEC MAIL
RECEIVED
AUG 2 0 2005
WASH. D.C.
185
SECTION

有価証券報告書

(証券取引法第24条第１項に基づく報告書)

事業年度　　自　平成16年４月１日
(第109期)　　至　平成17年３月31日

富士写真フイルム株式会社

(269001)

第109期（自平成16年４月１日　至平成17年３月31日）

有価証券報告書

1　本書は証券取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織（EDINET）を使用して、平成17年６月30日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

富士写真フイルム株式会社

目　次

頁

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成17年６月30日
【事業年度】	第109期(自　平成16年４月１日　至　平成17年３月31日)
【会社名】	富士写真フイルム株式会社
【英訳名】	Fuji Photo Film Co., Ltd.
【代表者の役職氏名】	代表取締役社長　　古　森　重　隆
【本店の所在の場所】	神奈川県南足柄市中沼210番地
【電話番号】	0465(74)1111(大代表) (上記は登記上の本店所在地であり実際の本社業務は下記において行っております。) 東京都港区西麻布二丁目26番30号 03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【最寄りの連絡場所】	東京都港区西麻布二丁目26番30号
【電話番号】	03(3406)2111(大代表)
【事務連絡者氏名】	経理部長　　河　村　利　光
【縦覧に供する場所】	富士写真フイルム株式会社　東京本社 (東京都港区西麻布二丁目26番30号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第105期	第106期	第107期	第108期	第109期
決算年月		平成13年３月	平成14年３月	平成15年３月	平成16年３月	平成17年３月
売上高	(百万円)	1,383,369	2,407,517	2,511,921	2,566,725	2,527,374
税引前利益	(百万円)	199,661	159,549	120,513	164,948	162,346
当期純利益	(百万円)	117,900	81,331	48,579	82,317	84,500
純資産額	(百万円)	1,624,856	1,698,063	1,680,611	1,749,882	1,849,102
総資産額	(百万円)	2,830,313	2,946,362	2,958,317	3,023,509	2,983,457
１株当たり純資産額	(円)	3,157.55	3,300.45	3,274.17	3,409.80	3,630.67
１株当たり当期純利益	(円)	229.11	158.05	94.51	160.38	164.78
潜在株式調整後 １株当たり当期純利益	(円)	―	―	―	―	―
自己資本比率	(％)	57.4	57.6	56.8	57.9	62.0
自己資本利益率	(％)	7.4	4.9	2.9	4.8	4.7
株価収益率	(倍)	20.3	26.4	38.5	20.6	23.8
営業活動による キャッシュ・フロー	(百万円)	140,454	248,185	303,500	327,358	219,361
投資活動による キャッシュ・フロー	(百万円)	△259,792	△294,748	△201,928	△207,186	△312,401
財務活動による キャッシュ・フロー	(百万円)	△75,102	△45,874	△64,252	△63,516	△83,406
現金及び現金同等物 の期末残高	(百万円)	466,266	381,901	410,130	461,764	288,157
従業員数 〔外、平均臨時雇用人員〕	(名)	70,722	72,569	72,633	73,164 〔9,186〕	75,638 〔10,260〕

(注) 1 当社の連結財務諸表は、米国で一般に公正妥当と認められる企業会計の基準に基づき作成しております。

2 売上高には、消費税等は含まれておりません。

3 潜在株式調整後１株当たり当期純利益については、潜在株式が存在しないため、記載しておりません。

4 平成13年３月30日に富士ゼロックス㈱の発行済株式の25％を追加取得し、同社は当社の連結子会社となりましたが、第105期連結会計期間につきましては、同社グループの財務諸表は、当社の連結貸借対照表では直接連結、同損益計算書では持分法(50％)で処理しております。第106期連結会計期間より、連結損益計算書においても直接連結としております。

5 第106期連結会計期間より、緊急問題特別委員会(EITF)によって発行された販売促進費等の損益計算書上の分類に関する基準書を適用しております。これに伴い、第105期の数値を組替再表示しております。

6 少数株主損益は、従来その他損益・純額に含めて表示しておりましたが、第106期連結会計期間より金額的重要性が大きくなったため区分掲記しております。これに伴い、第105期の数値を組替再表示しております。

7 少数株主への配当金支払額は、従来営業活動によるキャッシュ・フローのその他に含めて表示しておりましたが、第107期連結会計期間より金額的重要性が大きくなったため財務活動によるキャッシュ・フローとして区分掲記しております。これに伴い、第105期及び第106期の数値を組替再表示しております。

8 第108期連結会計期間より、〔 〕内に臨時従業員の平均人員を外数で記載しております。

9 第109期連結会計期間より、一部の貸手リース取引にかかる受取利息及び支払利息の計上区分を、それぞれ、従来の営業外収益・費用から売上高・売上原価に変更しております。これに伴い、第106期から第108期までの数値を組替再表示しております。

(2) 提出会社の経営指標等

回次		第105期	第106期	第107期	第108期	第109期
決算年月		平成13年３月	平成14年３月	平成15年３月	平成16年３月	平成17年３月
売上高	(百万円)	849,154	847,747	795,409	771,234	761,688
経常利益	(百万円)	110,831	100,688	93,480	79,848	79,686
当期純利益	(百万円)	63,145	57,160	44,472	54,219	54,681
資本金	(百万円)	40,363	40,363	40,363	40,363	40,363
発行済株式総数	(千株)	514,626	514,626	514,626	514,626	514,626
純資産額	(百万円)	1,397,211	1,433,315	1,456,615	1,513,980	1,542,240
総資産額	(百万円)	1,650,460	1,656,150	1,666,327	1,740,065	1,764,982
１株当たり純資産額	(円)	2,715.00	2,785.87	2,837.16	2,949.48	3,027.50
１株当たり配当額 (内１株当たり中間配当額)	(円) (円)	22.50 (11.25)	25.00 (12.50)	25.00 (12.50)	25.00 (12.50)	25.00 (12.50)
１株当たり当期純利益	(円)	122.70	111.08	86.29	105.40	106.40
潜在株式調整後１株当たり当期純利益	(円)	―	―	―	―	―
自己資本比率	(％)	84.7	86.5	87.4	87.0	87.4
自己資本利益率	(％)	4.6	4.0	3.1	3.7	3.6
株価収益率	(倍)	37.8	37.5	42.2	31.4	36.8
配当性向	(％)	18.3	22.5	29.0	23.7	23.5
従業員数 〔外、平均臨時雇用人員〕	(名)	9,646	9,471	9,392	9,363 〔1,186〕	8,914 〔1,156〕

(注) 1 売上高には、消費税等は含まれておりません。

2 潜在株式調整後１株当たり当期純利益については、潜在株式が存在しないため、記載しておりません。

3 従業員数は、出向者等を除いた就業人員を記載しております。なお、第108期より、〔 〕内に臨時従業員の平均人員を外数で記載しております。

4 第106期より自己株式を資本に対する控除項目としており、また、１株当たり純資産額及び１株当たり当期純利益の各数値は発行済株式総数から自己株式数を控除して計算しております。

5 第107期より１株当たり純資産額、１株当たり当期純利益の算出にあたっては、「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。

6 第107期より従来「販売費及び一般管理費」に含めて処理してきました販売奨励金等の一部について、売上高から控除する方法に変更しております。なお、経常利益、当期純利益に与える影響はありません。

2 【沿革】

昭和９年１月	写真フィルム製造の国産工業化計画に基づき、大日本セルロイド株式会社(現ダイセル化学工業株式会社)の写真フィルム部の事業一切を分離継承して富士写真フイルム株式会社を設立(資本金300万円)。
昭和９年２月	足柄工場の操業を開始し、写真フィルム、印画紙など写真感光材料の製造を開始。
昭和13年６月	小田原工場建設(写真感光材料の硝酸銀、色素などの高度化成品部門並びに光学硝子、写真機などの精密光学機器・材料部門充実)。
昭和19年３月	㈱榎本光学精機製作所を買収し、富士写真光機㈱(現 連結子会社 フジノン㈱)に商号を変更。
昭和21年４月	天然色写真㈱を設立。(現 連結子会社 富士フイルムイメージング㈱)
昭和37年２月	英国ランクゼロックス社との合弁により富士ゼロックス㈱を設立。(現 連結子会社)
昭和38年10月	富士宮工場建設(印画紙用バライタ及びバライタ原紙製造)。
昭和40年４月	フジカラー販売㈱を設立。(現 連結子会社 富士フイルムイメージング㈱)
昭和40年12月	Fuji Photo Film U.S.A., Inc.を米国ニューヨーク州に設立。(現 連結子会社)
昭和41年６月	Fuji Photo Film (Europe) GmbH をドイツに設立。(現 連結子会社)
昭和48年９月	吉田南工場建設(オフセット印刷用材料(PS版)製造)。
昭和57年８月	Fuji Photo Film B.V.をオランダに設立。(現 連結子会社)
昭和62年３月	Fuji Magnetics GmbH をドイツに設立。(現 連結子会社)
昭和63年７月	Fuji Photo Film, Inc.を米国サウスカロライナ州に設立。(現 連結子会社)
平成２年３月	富士フイルムマイクロデバイス㈱を設立。(現 連結子会社)
平成２年12月	㈱フジックスを設立。(現 連結子会社 富士フイルムフォトニックス㈱)
平成７年10月	蘇州富士フイルム映像機器有限公司を中国江蘇省に設立。(現 連結子会社)
平成８年11月	FUJIFILM Electronic Imaging Ltd.を英国に設立。(現 連結子会社)
平成９年12月	Eurocolor Photofinishing GmbH & Co.KG をドイツで買収。 (現 連結子会社 Fujicolor Central Europe Photofnishing GmbH & Co.KG)
平成13年３月	富士ゼロックス㈱の発行済株式総数の25%を追加取得。出資比率を75%として連結子会社化。
平成13年10月	Enovation Graphic Systems, Inc.を米国に設立。(現 連結子会社)
平成14年９月	ジャスフォート㈱の株式を公開買付にて取得。(現 連結子会社)
平成15年４月	プロセス資材㈱の株式を追加取得し、連結子会社化するとともに富士フイルムグラフィックシステムズ㈱に商号変更。
平成16年４月	富士フイルムメディカル㈱と千代田メディカル㈱が富士フイルムメディカル㈱を存続会社として合併。(現 連結子会社)
平成16年10月	㈱フジカラーイメージングサービスと富士フイルムアクシア㈱が合併し、富士フイルムイメージング㈱を発足。(現 連結子会社)
平成16年11月	米国Arch Chemicals, Inc.より同社Microelectronic Materials部門と同社所有の富士フイルムアーチ㈱(現 連結子会社 富士フイルムエレクトロニクスマテリアルズ㈱)の株式全数を買収。
平成17年２月	Sericolグループの英国持株会社Sericol Group Limitedを買収。 (現 連結子会社 FUJIFILM Sericol Group Limited)

3 【事業の内容】

当社は、米国会計基準によって連結財務諸表を作成しており、「関係会社」については米国会計基準の定義に基づいて開示しております。第2「事業の状況」第3「設備の状況」においても同様であります。

当社グループ(当社、連結子会社及び持分法適用会社)は、「より優れた技術に挑戦し、『映像と情報の文化』を創造し続けます」との企業理念の下、高度情報化社会にあってますます高まりを見せる映像へのニーズに応えるべく、先端技術を駆使して、より精細で美しい映像と情報の世界を実現するイメージング ソリューション、インフォメーション ソリューション、ドキュメント ソリューションを提供し、社会とお客様に信頼されるグローバル企業を目指しております。

各事業区分の主要製品並びに主要会社は次のとおりであります。またこの事業区分は事業の種類別セグメント情報における区分内容と同一であります。

事業区分及び主要製品	主要会社
イメージング ソリューション カラーフィルム、デジタルカメラ、フォトフィニッシング機器、現像プリント用のカラーペーパー・薬品・サービス等	当社、フジノン㈱、富士フイルムマイクロデバイス㈱ 富士フイルムフォトニックス㈱ 富士フイルムイメージング㈱、ジャスフォート㈱ Fuji Photo Film, Inc.、Fuji Photo Film U.S.A., Inc. Fuji Photo Film Canada Inc. Fuji Photo Film do Brasil Ltda. Fuji Photo Film B.V.、Fuji Magnetics GmbH Fuji Photo Film (Europe) GmbH、Fuji Photo Film (U.K.) Ltd. FUJIFILM France S.A.S.、FUJIFILM España, S.A. Fuji Photo Film (Singapore) Pte Ltd 蘇州富士フイルム映像機器有限公司
インフォメーション ソリューション 印刷用・医療診断用・情報システム用の各種システム機材、フラットパネルディスプレイ材料、記録メディア等	当社、フジノン㈱、富士機器工業㈱ 富士フイルムエレクトロニクスマテリアルズ㈱ 富士フイルムメディカル㈱、富士フイルムメディカル西日本㈱ 富士フイルムビジネスサプライ㈱、富士フイルムイメージング㈱ 富士フイルムグラフィックシステムズ㈱ Fuji Photo Film, Inc.、Fuji Photo Film U.S.A., Inc. FUJIFILM Microdisks U.S.A., Inc. FUJIFILM Medical Systems U.S.A., Inc. Fuji Hunt Photographic Chemicals, Inc. Fuji Photo Film B.V.、Fuji Magnetics GmbH Fuji Photo Film (Europe) GmbH、Fuji Photo Film (U.K.) Ltd. FUJIFILM España, S.A.、Fuji Photo Film (Singapore) Pte Ltd 富士星光有限公司
ドキュメント ソリューション オフィス用複写機・複合機、プリンター、プロダクションサービス関連商品、用紙、消耗品、オフィスサービス等	富士ゼロックス㈱、鈴鹿富士ゼロックス㈱ 富士ゼロックスオフィスサプライ㈱ 富士ゼロックス情報システム㈱ 富士ゼロックスプリンティングシステムズ㈱ 富士ゼロックスキャリアネット㈱、新潟富士ゼロックス製造㈱ Fuji Xerox Asia Pacific Pte Ltd、FX Global, Inc. Fuji Xerox (Singapore) Pte Ltd Fuji Xerox Australia Pty Limited Fuji Xerox Korea Company Limited Fuji Xerox (Hong Kong) Limited、Fuji Xerox (China) Limited Fuji Xerox of Shenzhen Ltd.

平成17年3月31日現在の子会社数は278社(うち連結子会社223社、持分法適用会社55社)、関連会社数は45社(全て持分法適用会社)であります。

以上に述べた事項を事業系統図によって示すと、次のとおりになります。


顧客
国内販売会社
富士フイルムイメージング㈱※1
富士フイルムグラフィックシステムズ㈱
富士フイルムメディカル㈱
富士フイルムメディカル西日本㈱
富士フイルムビジネスサプライ㈱
その他連結子会社 3社
非連結子会社 4社
関連会社 1社
海外販売会社
Fuji Photo Film U.S.A., Inc.
FUJIFILM Medical Systems U.S.A., Inc.
Fuji Photo Film Canada Inc.
Fuji Photo Film do Brasil Ltda.
Fuji Photo Film (Europe) GmbH
Fuji Photo Film (U.K.) Ltd.
FUJIFILM España, S.A.
FUJIFILM France S.A.S.
Fuji Photo Film (Singapore) Pte Ltd
その他連結子会社 39社
非連結子会社 14社
国内現像・プリントサービス会社
富士フイルムイメージング㈱※1
ジャスフォート㈱
その他連結子会社 7社
非連結子会社 17社
関連会社 21社
海外現像・プリントサービス会社
Fujicolor Processing, Inc.
Fujicolor Central Europe Photofinishing GmbH & Co.KG
Laboratoires FUJIFILM S.A.
その他連結子会社 5社
富士写真フイルム株式会社
国内生産会社
フジノン㈱※2
富士フイルムフォトニックス㈱
富士機器工業㈱※3
富士フイルムエレクトロニクスマテリアルズ㈱※4
富士フイルムマイクロデバイス㈱
その他連結子会社 10社
非連結子会社 3社
関連会社 5社
海外生産会社
Fuji Photo Film, Inc.
FUJIFILM Microdisks U.S.A., Inc.
Fuji Photo Film B.V.
Fuji Magnetics GmbH
Fuji Hunt Photographic Chemicals, N.V.
FUJIFILM Electronic Imaging Ltd.
蘇州富士フイルム映像機器有限公司
富士星光有限公司
その他連結子会社 20社
非連結子会社 6社
関連会社 2社
富士ゼロックス
富士ゼロックス㈱
その他連結子会社 国内47社、海外27社
非連結子会社 国内1社
関連会社 国内12社、海外2社
その他の会社
富士フイルムロジスティックス㈱ 〈物流会社〉
富士フイルムコンピューターシステム㈱ 〈システム開発・運用管理会社〉
その他連結子会社 9社
非連結子会社 7社
その他の会社
FUJIFILM America, Inc. 〈持株会社〉
Fuji Photo Film Holdings (U.K.) Ltd. 〈持株会社〉
Fuji Photo Film Finance U.S.A., Inc. 〈投融資会社〉
Fuji Photo Film Holdings (France) S.A.S. 〈投融資会社〉
富士写真フイルム(中国)投資有限公司 〈投融資会社〉
その他連結子会社 17社
非連結子会社 3社
関連会社 2社
凡例:
製品の流れ
原材料・半製品の流れ

※1 平成16年10月1日をもって㈱フジカラーイメージングサービスと富士フイルムアクシア㈱を統合し、新たに富士フイルムイメージング㈱を発足させました。
※2 平成16年10月1日をもって富士写真光機㈱は、フジノン㈱に商号変更しました。
※3 平成17年4月1日をもって富士機器工業㈱をはじめとした機器生産会社5社を統合し、富士フイルムテクノプロダクツ㈱を発足させました。
※4 平成16年12月1日をもって富士フイルムアーチ㈱は、富士フイルムエレクトロニクスマテリアルズ㈱に商号変更しました。

4 【関係会社の状況】

名称	住所又は所在国名	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	関係内容	
					役員の兼任等(名)	営業上の取引他
(連結子会社)						
富士ゼロックス㈱ ＊1＊2	東京都港区	20,000	複写機・オフィス関連機材等事務機器の製造及び販売	75.0	1	当社の製品を購入しております。同社の製品を当社が購入しております。また、当社より資金を借り入れております。
フジノン㈱ ＊2	埼玉県さいたま市	500	光学機器等の製造及び販売	88.0	4	同社の製品を当社が購入しております。
フジノン水戸㈱	茨城県常陸大宮市	100	光学機器等の製造及び販売	100.0 (100.0)	―	当社製品の加工・組立を行っております。
フジノン佐野㈱	栃木県佐野市	100	光学機器等の製造及び販売	100.0 (100.0)	―	当社製品の加工・組立を行っております。
フジノン岡谷㈱	長野県岡谷市	100	光学機器等の製造及び販売	100.0	―	なし
富士機器工業㈱	神奈川県南足柄市	200	写真・医療診断・印刷用機器、金属・樹脂成型品の製造及び販売	100.0 (100.0)	1	同社の製品を当社が購入しております。
富士フイルムエレクトロニクスマテリアルズ㈱	東京都渋谷区	490	フォトレジスト・フラットパネルディスプレイ材料の製造及び販売	100.0	3	当社の製品を購入しております。当社より土地・建物の一部を賃借しております。また、当社より資金を借り入れております。
富士フイルムマイクロデバイス㈱ ＊1	宮城県黒川郡	10,500	CCDイメージセンサー等の開発、製造及び販売	100.0 (100.0)	4	同社の製品を当社が購入しております。また、当社より土地・設備・建物の一部を賃借しております。
富士フイルムフォトニックス㈱ ＊1	宮城県黒川郡	490	デジタル機器等の製造及び販売	100.0	4	同社の製品を当社が購入しております。また、当社より土地・建物の一部を賃借しております。
鈴鹿富士ゼロックス㈱	三重県鈴鹿市	4,000	事務機器・部品の製造及び販売	100.0 (100.0)	―	同社の製品を当社が購入しております。
新潟富士ゼロックス製造㈱	新潟県柏崎市	200	プリンターの開発及び製造	100.0 (100.0)	―	なし
富士フイルムメディカル㈱	東京都中央区	1,200	医療診断用製品の販売	100.0	6	当社の製品を購入しております。
富士フイルムメディカル西日本㈱	大阪府豊中市	90	医療診断用製品の販売	100.0 (100.0)	―	当社の製品を購入しております。
富士フイルムビジネスサプライ㈱	東京都中央区	60	感圧紙・感熱紙・一般紙・OA機材・産業用材料等の販売	100.0	2	当社の製品を購入しております。
富士フイルムイメージング㈱	東京都港区	500	写真感光材料、デジタルカメラ、及び記録メディア等の販売及び写真の現像・プリントサービス	100.0	4	当社の製品を購入しております。また、当社より資金を借り入れております。
富士フイルムグラフィックシステムズ㈱	東京都千代田区	800	印刷用材料・機器の販売	100.0	2	当社の製品を購入しております。また、当社より資金を借り入れております。
富士ゼロックスオフィスサプライ㈱	東京都千代田区	500	用紙・事務機器・消耗品及びオフィス設備の製造販売	100.0 (100.0)	―	同社の製品を当社が購入しております。
富士ゼロックス情報システム㈱	東京都渋谷区	1,400	ソフトウェアの開発及びソフトウェア製品の販売	100.0 (100.0)	―	なし
富士ゼロックスシステムサービス㈱	東京都板橋区	200	戸籍関連業務、各種複写サービスなどの情報処理サービス	100.0 (100.0)	―	なし
北海道ゼロックス㈱	北海道札幌市	30	事務機器の販売	81.0 (81.0)	―	なし

名称	住所又は所在国名	資本金又は出資金（百万円）	主要な事業の内容	議決権の所有割合（%）	関係内容	
					役員の兼任等（名）	営業上の取引他
神奈川ゼロックス㈱	神奈川県横浜市	30	事務機器の販売	90.0 (90.0)	—	なし
東京ゼロックス㈱	東京都新宿区	120	事務機器の販売	74.0 (74.0)	—	なし
愛知ゼロックス㈱	愛知県名古屋市	30	事務機器の販売	81.0 (81.0)	—	なし
大阪ゼロックス㈱	大阪府大阪市	90	事務機器の販売	100.0 (100.0)	—	なし
福岡ゼロックス㈱	福岡県福岡市	30	事務機器の販売	90.0 (90.0)	—	なし
富士ゼロックスプリンティングシステムズ㈱ ＊1	東京都港区	5,000	プリンター製品及び関連消耗品等の開発、製造及び販売	100.0 (100.0)	—	なし
富士ゼロックスプリンティングシステムズ販売㈱	東京都中野区	810	プリンター製品及び関連消耗品等の販売、修理及び保守	81.0 (81.0)	—	なし
フジノン東芝ESシステム㈱	東京都文京区	200	内視鏡等の販売及びサービス	60.0 (60.0)	—	なし
富士フイルムイメージテック㈱	東京都品川区	100	ビジネスユース関連の画像・情報サービス	100.0 (100.0)	—	当社の製品を購入しております。
ジャスフォート㈱	千葉県千葉市	2,373	写真のDPE加工及び写真関連用品等の販売	100.0 (100.0)	2	当社の製品を購入しております。
富士フイルムロジスティックス㈱	東京都目黒区	78	物流管理・包装及び梱包	100.0 (39.0)	1	当社製品の物流管理を行っております。
富士フイルムコンピューターシステム㈱	東京都港区	490	情報システム開発・運用・維持・管理	100.0 (8.2)	2	当社グループの情報システム開発・運用管理を行っております。また、当社より設備・建物の一部を賃借しております。
富士ゼロックスキャリアネット㈱	東京都港区	300	人材派遣事業及び有料職業紹介事業	100.0 (100.0)	—	同社の人材派遣サービスを当社が受けております。
FUJIFILM America, Inc.	米国	千US.$ 1,082	米国の生産・販売子会社の持株会社	100.0	2	当社より資金を借り入れております。
Fuji Photo Film Finance U.S.A., Inc.	米国	千US.$ 1,000	投融資業務	100.0 (100.0)	2	なし
Fuji Photo Film, Inc. ＊1	米国	千US.$ 80,000	写真感光材料・オフセット印刷用PS版等の製造及び販売	100.0 (100.0)	2	当社の製品を原材料として購入しております。
Fuji Hunt Photographic Chemicals, Inc.	米国	千US.$ 0	写真感光材料用薬品・印刷薬品等の製造及び販売	100.0 (100.0)	2	当社の製品を原材料として購入しております。また、同社の製品を当社が購入しております。
FUJIFILM Microdisks U.S.A., Inc.	米国	千US.$ 51	記録メディア製品の製造及び販売	100.0 (100.0)	2	当社の製品を購入しております。
FUJIFILM Electronic Materials U.S.A., Inc.	米国	千US.$ 0	フォトレジスト等の製造及び販売	100.0 (100.0)	1	なし
Fuji Photo Film U.S.A., Inc. ＊1	米国	千US.$ 22,501	写真感光材料・オフセット印刷用PS版、記録メディア等の販売	100.0 (100.0)	3	当社の製品を購入しております。
FUJIFILM Medical Systems U.S.A., Inc.	米国	千US.$ 30	医療診断用製品の販売	100.0 (100.0)	2	当社の製品を購入しております。
Fujinon Inc.	米国	千US.$ 3,000	テレビレンズ・内視鏡等の販売	100.0 (100.0)	—	なし
Enovation Graphic Systems, Inc.	米国	千US.$ 0	印刷市場向け製品の販売	100.0 (100.0)	2	当社の製品を購入しております。

名称	住所又は所在国名	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	関係内容	
					役員の兼任等(名)	営業上の取引他
Fujicolor Processing, Inc.	米国	千US.$ 1	写真の現像・プリント及び販売	100.0 (100.0)	2	なし
FX Global, Inc.	米国	千US.$ 76	富士ゼロックスの米国での市場及び投資先調査、研究開発受託等	100.0 (100.0)	—	なし
Fuji Photo Film Canada Inc. ＊1	カナダ	千CAN.$ 86,283	写真感光材料等の販売	100.0	1	当社の製品を購入しております。
Black Photo Corporation	カナダ	千CAN.$ 41,300	写真感光材料等の販売	100.0 (100.0)	1	なし
Fuji Photo Film do Brasil Ltda. ＊1	ブラジル	千R. 62,257	写真感光材料の加工及び販売	100.0	1	当社の製品を購入しております。また、当社より資金を借り入れております。
Fuji Magnetics GmbH ＊1	ドイツ	千D.M. 85,000	記録メディア製品の製造及び販売	100.0	1	当社の製品を原材料として購入しております。また、同社の製品を当社が購入しております。
Fuji Photo Film (Europe) GmbH ＊1	ドイツ	千EURO. 52,000	写真感光材料等の販売	100.0	2	当社の製品を購入しております。
Fujinon (Europe) GmbH	ドイツ	千EURO. 3,579	テレビレンズ・内視鏡等の販売	100.0 (100.0)	—	なし
Fujicolor Central Europe Photofinishing GmbH & Co.KG	ドイツ	千EURO. 4,723	写真の現像・プリント及び販売	81.2 (81.2)	1	なし
Fuji Photo Film B.V. ＊1	オランダ	千EURO. 175,000	写真感光材料・オフセット印刷用PS版等の製造及び販売	100.0 (100.0)	2	当社の製品を原材料として購入しております。また、同社の製品を当社が購入しております。
Fuji Photo Film Holdings (U.K.) Ltd. ＊1	英国	千STG.£ 89,955	投融資業務	100.0 (6.0)	1	なし
Fuji Photo Film (U.K.) Ltd.	英国	千STG.£ 20,110	写真感光材料等の販売	100.0 (100.0)	1	当社の製品を購入しております。
FUJIFILM Electronic Imaging Ltd. ＊1	英国	千STG.£ 50,000	印刷用デジタル機器の製造及び販売	100.0 (100.0)	—	同社の製品を当社が購入しております。
FUJIFILM Sericol UK Limited ＊1	英国	千STG.£ 20,621	印刷用インク・機材の開発、製造及び販売	100.0 (100.0)	2	なし
Fuji Photo Film Holdings (France) S.A.S. ＊1	フランス	千EURO. 58,234	投融資業務	100.0 (100.0)	—	なし
FUJIFILM France S.A.S.	フランス	千EURO. 4,800	写真感光材料等の販売	100.0 (100.0)	3	当社の製品を購入しております。
Laboratoires FUJIFILM S.A.	フランス	千EURO. 3,718	写真の現像・プリント及び販売	100.0 (100.0)	3	なし
FUJIFILM España, S.A.	スペイン	千EURO. 7,200	写真感光材料等の販売	100.0 (100.0)	—	当社の製品を購入しております。
Fuji Hunt Photographic Chemicals, N.V.	ベルギー	千EURO. 7,289	写真感光材料用薬品・印刷薬品等の製造及び販売	100.0	2	当社の製品を原材料として購入しております。
FUJIFILM Electronic Materials (Europe) N.V.	ベルギー	千EURO. 19,899	フォトレジスト等の製造及び販売	100.0	—	なし
FUJIFILM Regional Services (Singapore) Pte Ltd	シンガポール	千SIN.$ 33,779	マーケティング及び技術サポートサービス	100.0	1	当社のマーケティングを委託しております。
Fuji Photo Film (Singapore) Pte Ltd	シンガポール	千SIN.$ 15,750	写真感光材料等の販売	100.0 (100.0)	1	当社の製品を購入しております。
Fuji Hunt Photographic Chemicals, Pte. Ltd.	シンガポール	千SIN.$ 9,764	写真感光材料用薬品・印刷薬品等の製造及び販売	100.0 (100.0)	—	当社の製品を原材料として購入しております。また、同社の製品を当社が購入しております。

名称	住所又は所在国名	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	関係内容	
					役員の兼任等(名)	営業上の取引他
Fuji Xerox Asia Pacific Pte Ltd ＊1	シンガポール	千SIN.$ 70,000	富士ゼロックスのアジア・太平洋地域における統括及び事務機器の販売等	100.0 (100.0)	—	なし
Fuji Xerox (Singapore) Pte Ltd	シンガポール	千SIN.$ 28,800	事務機器の販売及びリース	100.0 (100.0)	—	なし
FUJIFILM Australia Pty Ltd	オーストラリア	千A.$ 800	写真感光材料等の販売	100.0 (100.0)	—	当社の製品を購入しております。
Fuji Xerox Australia Pty Limited ＊1	オーストラリア	千A.$ 52,500	事務機器の販売	100.0 (100.0)	—	なし
Fuji Xerox New Zealand Limited	ニュージーランド	千NZ.$ 31,400	事務機器の販売	100.0 (100.0)	—	なし
富士写真フイルム(中国)投資有限公司 ＊1	中国	千人民元 1,151,289	富士フイルムの中国におけるビジネスの統括、投資及び販売等	100.0	3	当社の製品を購入しております。また、当社より資金を借り入れております。
蘇州富士フイルム映像機器有限公司 ＊1	中国	千人民元 717,536	光学機器・デジタル機器等の製造及び販売	100.0 (100.0)	4	同社の製品を当社が購入しております。また、当社より資金を借り入れております。
富士星光有限公司	中国	千人民元 209,671	オフセット印刷用PS版の製造及び販売	60.0 (60.0)	2	当社の製品を原材料として購入しております。
Fuji Xerox of Shenzhen Ltd.	中国	千US.$ 38,000	事務機器の製造及び販売	100.0 (100.0)	—	なし
Fuji Xerox (China) Limited ＊1	中国	千US.$ 39,000	富士ゼロックスの中国における持株会社	100.0 (100.0)	—	なし
Fuji Xerox (Hong Kong) Limited	中国	千HK.$ 65,000	事務機器の販売	100.0 (100.0)	—	なし
Fuji Xerox of Shanghai Limited	中国	千US.$ 30,000	事務機器の製造及び販売	80.0 (80.0)	—	なし
Fuji Xerox Industry Development (Shanghai) Co., Ltd.	中国	千US.$ 1,000	事務機器の販売	100.0 (100.0)	—	なし
Fuji Xerox Korea Company Limited	韓国	百万WON 14,000	事務機器の製造及び販売	100.0 (100.0)	—	なし
その他143社	—	—		—		—

名称	住所又は所在国名	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	関係内容	
					役員の兼任等(名)	営業上の取引他
(関連会社) 三協化学㈱	東京都中央区	158	写真感光材料用薬品の製造及び販売	40.0	―	同社の製品を当社が購入しております。
その他44社	―	―		―		―

(注) 1　「親会社」「その他の関係会社」に該当する部分はありません。

2　＊1特定子会社に該当いたします。

3　＊2有価証券報告書を提出しております。

4　議決権に対する所有割合欄の(　)内数字は間接所有割合(内数)であります。

5　富士ゼロックス㈱については売上高(連結会社相互間の内部売上高を除く)の連結売上高に占める割合が10%を超えておりますが、有価証券報告書の提出会社でありますので、主要な損益情報等の記載は省略しております。

6　富士機器工業㈱とフジノン岡谷㈱他3社は、平成17年4月1日に合併し、富士フイルムテクノプロダクツ㈱となっております。

5 【従業員の状況】

(1) 連結会社の状況

平成17年３月31日現在

事業の種類別セグメントの名称	従業員数(名)
イメージング　ソリューション	20,354[4,654]
インフォメーション　ソリューション	18,861[1,873]
ドキュメント　ソリューション	36,082[3,712]
全社(共通)	341[21]
合計	75,638[10,260]

(注)　従業員は就業人員であり、臨時従業員は［　］内に当連結会計年度の平均人員を外数で記載しております。

(2) 提出会社の状況

平成17年３月31日現在

従業員数(名)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(円)
8,914 [1,156]	43.68	21.21	8,356,534

(注) 1　従業員は就業人員であり、臨時従業員は［　］内に当事業年度の平均人員を外数で記載しております。
　　 2　平均年間給与は、賞与及び基準外賃金を含んでおります。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当連結会計年度における世界経済を概観すると、期前半は、米国及び中国を中心としたアジア諸国における個人消費の拡大、企業の堅調な設備投資等が牽引し、景気は概ね回復傾向を示しました。しかしながら、期後半においては、原油価格の高騰が世界経済に影響を及ぼし始め、急速に景気減速懸念が台頭してきました。中でも欧州経済は、ユーロ高の影響が重なり、景気は低調に推移しました。デフレからの脱却が期待された日本経済は、民間設備投資は増加傾向を示しましたが、雇用情勢は依然低調に推移し、加えて輸出が弱含みになってきたことから、景気は緩やかな回復に止まりました。

このような状況下、当社グループ（当社、連結子会社及び持分法適用会社。以下、本項では「当社グループ」と記述します。）は、イメージング、インフォメーション、ドキュメントの各分野において、デジタル・ネットワーク技術を活用したトータルソリューションの提供等、積極的な事業展開を図っております。具体的には、デジカメプリント需要拡大に向けた強力なキャンペーンの展開、当社グループの独自技術を搭載した高画質デジタルカメラの拡販、カメラ付き携帯電話向けCCDカメラモジュールやレンズユニットの供給拡大、需要が旺盛なフラットパネルディスプレイ材料や印刷版材CTPプレートの生産能力増強、病巣の早期発見をサポートするデジタル医療画像診断システムの普及促進、新技術を採用したオフィス向けデジタルカラー複合機の拡販、最新鋭のデジタル・カラー・オン・デマンドプリンティングシステムによる新たなソリューションの提供等、事業領域の強化・拡大に努めました。また、構造改革への取り組みについては、国内販売・流通改革、組織および総人件費改革、さらには複写機・プリンター生産拠点の中国への集約等、さまざまな課題を迅速果断に推進しております。

当連結会計年度の連結売上高は、引き続き需要が旺盛なフラットパネルディスプレイ材料の売上が大幅に増加するとともに、デジタルカラー複合機やオフィスプリンターの販売が概ね好調に推移しましたが、日本及び欧州市場におけるカラーフィルムの需要減少、日本、北米市場を中心としたデジタルカメラの急速な成長鈍化、競争激化に伴う記録メディア製品の価格下落、加えて米ドルに対して円高に推移したこと等が影響し、2,527,374百万円（前年度比1.5％減）となりました。売上原価並びに営業費用につきましては、生産効率の改善、購買プロセスの見直しと最適化等により原価低減を図りましたが、一方では原材料価格の上昇によるコストアップや、さまざまな構造改革への取り組みを通じて一時的経費が発生しました。また、富士ゼロックス厚生年金基金の代行給付返上に伴う一過性の益を計上し、これらの結果、連結営業利益は164,442百万円（前年度比11.1％減）となりました。営業外収益・費用につきましては、外貨建て債権の為替決済差額と期末評価差額がプラスに転じたこと、外部からの借入金削減を推進し支払利息を減少させたこと等の効果により対前年度17,856百万円良化し、その結果、連結税引前利益は162,346百万円（前年度比1.6％減）となりました。また、前年度に対して実効税率が低下したこと等により、連結当期純利益は84,500百万円（前年度比2.7％増）と増益になりました。

事業の種類別セグメントの業績は次のとおりであります。

① イメージング ソリューション部門

イメージング分野において、当社グループはデジタルからアナログ、画像の入力から出力まで、多様化し進化するニーズに対応した付加価値の高い製品・サービスを提供しております。急成長を続けるデジカメプリント市場では、「お店プリント」キャンペーンを強力に展開した効果により、デジカメプリント枚数は大幅な伸びを示しました。併せて、「お店プリント」の普及、拡大を推し進めるために、デジタルミニラボの拡販を強化し、特に、海外ではデジタルミニラボ「フロンティア」シリーズの需要が概ね堅調に推移しました。また、超迅速処理によるデジカメプリントの超スピード仕上げが可能な「フロンティア570E」を発売し、拡販を図っております。デジタルカメラにおいては、国内では、スタイリッシュタイプを中心に、海外においては、エントリーモデルやファミリー向けの新タイプを中心に拡販に努め、また当社グループが開発した「スーパーCCDハニカム™ SRⅡ」を搭載したデジタル一眼レフカメラ「FinePix S3 Pro」を発売し、非常に高い評価を受けております。また本年3月には、新たに開発した「スーパーCCDハニカム™ V HR」と「リアルフォトエンジン」の搭載により最高感度ISO1600を実現した新製品「FinePix F10」を発売し、好調な滑り出しを見せております。しかしながら、デジタルカメラの販売価格が下落したほか、期後半を中心に、北米市場での販売が不振に陥るなど、当事業を取り巻く環境は厳しく推移しました。カメラ付き携帯電話向けのメガピクセルカメラモジュールは、高画質機種の普及に伴い、供給が拡大しました。一方、カラーフィルムの需要は引き続き減少しており、厳しい事業環境にありますが、銀塩感光材料の特長を活かした製品を提供することで、新たな需要開拓に努めております。レンズ付フィルムは、海外では北米市場で販売が堅調に推移し、国内においても、花火シーズンやクリスマスシーズンを中心とした「写ルンです Night & Day」のテレビCM等を通じ販売促進を強化しました。また、「NP（ナチュラルフォト）システム」を国内で発売し、「ノンフラッシュ撮影で、光量の足りないシーンでも自然で奥行きのある雰囲気の撮影ができる」という特長を訴求することで、市場への浸透を図りました。

国内イメージング分野において、平成16年10月1日に新会社 富士フイルムイメージング㈱を発足させ、従来複数のグループ会社に分散していた写真フィルム、印画紙、薬品、関連機器、デジタルカメラ、フィルムカメラ、電池等の販売機能および写真の現像・プリントサービス等の機能を新会社に一元化しました。さらに、写真関連大手特約店4社から富士フイルムグループ製品にかかる営業権を譲り受け、新会社に営業機能を統合し、国内流通構造の効率化を実現しました。

これら施策を行いましたが、デジタルカメラやカラーフィルム等の事業環境が厳しく推移したことに加え、流通構造改革等に関連して一時的な費用が発生したこと、本部門では米ドル建て売上ウエイトが高いため米ドルに対する円高の影響を強く受けたこと、さらに全般的には、銀を始めとした主要原材料の価格が大幅に上昇したこと等が重なった結果、イメージング分野の業績は悪化いたしました。

本部門の連結売上高は742,993百万円（前年度比8.9％減）、営業損失は7,101百万円（前年度は営業利益43,475百万円）となりました。

② インフォメーション ソリューション部門

フラットパネルディスプレイ材料製品では、主力製品である「フジタック」「WVフィルム」の販売が順調に増加しました。また、フラットパネルディスプレイ材料の需要拡大に伴い、現在急ピッチで生産能力増強を推進している富士フイルムオプトマテリアルズ㈱に加え、平成17年4月、熊本県に富士フイルム九州㈱を設立し、第1期として「フジタック」の新工場2ラインを建設することが決定しております。今後も、高成長が見込まれる当該事業に積極的に投資を行ってまいります。医療診断用製品では、

国内外ともに、FCRやイメージャ等機器製品の販売が好調に推移し、売上が増加しました。また、大規模医療施設で高い評価を得ている医用画像情報ネットワークシステム「SYNAPSE」の機能をパッケージ化したEXシリーズを発売し、国内の中小規模医療施設に向け普及を促進しました。内視鏡製品では、スコープの極細径化により鼻からの挿入を可能にし、患者の負担を大幅に軽減した「経鼻内視鏡」が順調に販売を伸ばしました。さらに、世界初のフルデジタル電子内視鏡システム「サピエンティア」を発売し、拡販に努めているほか、国内外の営業機能を強化し、事業の拡大を図っております。印刷システム関連製品では、製版フィルムの需要がデジタル化の進展に伴い減少する中、中国を始めとするエマージング地域でのシェアアップに努めました。一方、ワールドワイドでのCTP化の急速な伸長に伴い、CTP関連製品の販売が引き続き増加しました。当社グループはこの需要増に対応するため、米国、オランダ、中国及び日本における四極生産体制の強化を進めております。記録メディア製品では、DVDレコーダーの普及に伴い、DVDが大幅に販売数量を伸ばしました。また、データストレージテープ市場においては、ミッドレンジ系サーバー用では熾烈な競争が続きましたが、エンタープライズシステム「3592」（大企業向け基幹システム）用のデータカートリッジの販売は堅調に推移しました。光学レンズ分野では、カメラ付き携帯電話の市場拡大に伴い、メガピクセル対応のレンズユニットの販売が着実に増加しました。

本部門の連結売上高は768,680百万円（前年度比1.8％増）、営業利益は71,089百万円（前年度比6.9％減）となりました。

③ ドキュメント ソリューション部門

オフィスプロダクト事業では、国内市場を中心にモノクロ機からカラー複合機への代替がさらに加速し、「DocuCentre Color シリーズ」の販売が引き続き好調に推移しました。本年１月にはその上位機種として、「DocuCentre C6550 Ｉ」を発売し、高画質・高速化ニーズに対応しました。また同時に、電子文書法や個人情報保護法の施行に伴う文書セキュリティ強化や文書の統合管理ニーズの高まりに呼応し、データを取り扱う基幹システムと契約書や領収書などの紙情報を取り扱う文書系システムの連携を実現した「Apeosシリーズ」を発売しました。オフィスプリンター事業では、海外においてモノクロ機、カラー機ともに販売台数を大きく伸ばしましたが、特に欧米向け輸出において、OEM向けの中速モノクロレーザープリンターが性能・価格面において評価され、好調に推移しました。一方、カラー機では低価格の高画質レーザープリンターがSOHO向けを中心に販売台数を大幅に伸ばしたことが牽引し、欧米向けのカラー機全体では対前年度比約３倍の増加となりました。プロダクションサービス事業では、欧米向け輸出において、デジタル印刷市場の拡大に伴い、カラー・オン・デマンドプリンティングシステムの販売台数が大幅に増加しました。また、「デジタルプリント・イノベーション支援センター（epicenter：エピセンター）」を東京、シドニー、シンガポール、上海の４拠点に設立しました。これらを収益性に優れた次世代のデジタル出力のビジネスモデルを構築する場として活用し、デジタルプリンティング市場の拡大に取り組んでおります。オフィスサービス事業では、国内において、お客様のドキュメントを電子化するサービスやドキュメントフロー全体の課題解決を図るドキュメントアウトソーシングビジネスが着実に伸長しました。また、中小規模事業所向けのインターネット環境提供サービス「beat」や自治体向けの戸籍電子文書管理システムの販売も好調に推移しました。

本部門の連結売上高は1,015,701百万円（前年度比2.0％増）、営業利益は100,407百万円（前年度比54.2％増）となりました。

事業の所在地別セグメントの業績は次のとおりであります。

① 日本

フラットパネルディスプレイ材料やデジタルカラー複合機等の販売が好調に推移したものの、カラーフィルムの需要が減少したことにより、連結売上高は1,624,748百万円（前年度比1.0%減）、営業利益は137,448百万円（前年度比5.6%減）となりました。

② 米州

カラーペーパーの販売は好調でしたが、記録メディア製品での価格競争激化やデジタルカメラ不振の影響等で、連結売上高は428,361百万円（前年度比6.9%減）、営業損失は1,782百万円（前年度は営業利益7,794百万円）となりました。

③ 欧州

前期に引き続きデジタルミニラボの販売が好調であった一方、カラーフィルムの需要が減少したこと等によって、連結売上高は271,438百万円（前年度比7.8%減）、営業利益は10,336百万円（前年度比32.2%減）となりました。

④ アジア等

デジタルカメラ、デジタルミニラボ及びデジタルカラー複合機の販売が好調に推移したものの、価格競争が激化したこと等により、連結売上高は202,827百万円（前年度比18.0%増）、営業利益は17,231百万円（前年度比4.7%減）となりました。

(2) キャッシュ・フローの状況

当連結会計年度における連結ベースの現金及び現金同等物（以下「資金」と記述します。）は、営業活動により219,361百万円増加したものの、投資活動により312,401百万円減少したこと等により、前年度末より173,607百万円減少し、当年度末におきましては288,157百万円となりました。

（営業活動によるキャッシュ・フロー）

当連結会計年度の営業活動により増加した資金は219,361百万円となり、前年度と比較して107,997百万円（33.0%）減少しておりますが、これは前年度に比べ、受取債権の減少等による増加要因があった一方、営業債務が減少したことや未払法人税等及びその他負債の増加額が減少したこと等の減少要因があったためです。

（投資活動によるキャッシュ・フロー）

当連結会計年度の投資活動に使用した資金は312,401百万円となり、前年度と比較して105,215百万円（50.8%）増加しておりますが、これは前年度に比べ、有価証券・投資有価証券の購入や事業買収に伴う支出が増加したこと等によるものです。

（財務活動によるキャッシュ・フロー）

当連結会計年度の財務活動に使用した資金は83,406百万円となり、前年度と比較して19,890百万円（31.3%）支出が増加しておりますが、これは前年度に比べ、自己株式の取得が増加したことや長期債務による調達が減少したこと等によるものです。

2 【生産、受注及び販売の状況】

当社グループの生産・販売品目は多種多様であり、同種の製品であっても、その容量・構造・形式等は必ずしも一様ではなく、また、受注生産形態は基本的にとっておらず、事業の種類別セグメント毎に生産規模及び受注規模を金額あるいは数量で示すことは行っておりません。

販売の状況につきましては、「1　業績等の概要」の記載に含めております。

3 【対処すべき課題】

近年の急速なデジタル化の進展に伴い、当社グループが展開する事業分野においても大きなパラダイムの転換が進んでおります。当社グループはこれまでもデジタルインパクトをチャンスと捉え、環境の変化に的確に対応してまいりましたが、さらに変革を推し進め、新たな成長軌道に乗せるために、創立75周年を迎える平成21年３月期に向け、～新たなる出発～をテーマに、中期経営計画「VISION75」を策定いたしました。

この「VISION75」では、「新たな成長戦略の構築」「経営全般にわたる徹底的な構造改革」「連結経営の強化」を基本戦略とし、具体的には、以下の重点課題にグループを挙げて取り組んでおります。

・ 経営資源の重点配分により、成長事業のさらなる拡大と収益基盤の強化を図る。
・ 研究開発体制の再構築と研究開発投資の増強・重点化により、将来を担う新規事業を創出する。
・ 既存事業の維持・拡大を図ることにより収益を確保する。
・ 生産、販売、流通、購買にわたるプロセス全てにおいて、体制の見直しと再編及び効率化の追求による思い切った構造改革を実行し、競争優位を確保する。
・ グループ一体となった競争力の強化と成長のため、連結ベースでの事業管理を強化する。
・ コンプライアンスとリスクマネジメントの一体的な推進を中心とする適切な内部統制や、より積極的な環境問題への対応を中心として、企業の社会的責任（CSR）を全うする。

4 【事業等のリスク】

当社グループの財政状態及び経営成績に影響を及ぼす可能性のあるリスクには以下のようなものがあります。

なお、文中における将来に関する事項は、当連結会計年度末現在において判断したものです。

(1)経済情勢・為替変動による業績への影響

当社グループは、世界のさまざまなマーケットにおいて製品及びサービスを提供しており、連結ベースの海外売上高比率は当連結会計年度において約48％です。世界各地の経済情勢、とりわけ為替レートの変動は業績に大きく影響を与える可能性があります。

為替変動による業績への影響を軽減するため、米ドル、ユーロにおいて先物予約を中心としたヘッジを行っていますが、為替の動向の程度によって業績に影響が出る可能性があります。

(2)市場競合状況

当社グループは、デジタルカメラ等のコンシューマー製品のみならず、医療・印刷・オフィス事務機器等の業務用製品分野においても、さまざまなデジタル関連製品・サービスを提供していますが、近年のデジタル化やオンラインネットワークの浸透・拡大に伴い、デジタル関連製品・サービスの比率がますます高まってきています。

これら分野においては、ビジネスが拡大する一方、電子機器メーカーをはじめとする競合会社との競争激化により、短期間に製品販売単価が下落したり、あるいは製品のライフサイクルが短くなっています。これらは、売上高に影響を与え、また研究開発コストが増加するなど、結果的に利益の減少に結びついていく可能性があります。今後も、新たな技術に裏付けられた製品・サービスの開発とこれをサポートするマーケティング活動を継続的に実施してまいりますが、その成否によっては業績に影響を与えることが考えられます。

(3) 特許及びその他の知的財産権

当社グループは、さまざまな特許、ノウハウ等の知的財産権を保有し、競争上の優位性を確保していますが、将来特許の権利存続期間の満了や代替テクノロジー等の出現に伴って、優位性の確保が困難となることが起こりえます。

当社グループが関連する幅広い事業領域においては、多数の企業が高度かつ複雑な技術を保有しており、またかかる技術は著しい勢いで増加しています。事業を展開する上で、他社の保有する特許、ノウハウ等の知的財産権の使用が必要となるケースがありますが、このような知的財産権の使用に関する交渉が成立しないことで業績にダメージを受ける可能性もあります。また、他社の権利を侵害することがないよう常に注意を払って事業展開をしておりますが、訴訟に巻き込まれるリスクを完全に回避することは難しいのが実情です。このような場合、係争経費や敗訴した場合の賠償金等の発生により、業績に影響を与えるといったことも考えられます。

(4) 公的規制

当社グループが事業を展開している地域において、事業・投資等の許認可、輸出入に関する制限や規制等、さまざまな政府規制の適用を受けています。また、通商、公正取引、特許、消費者保護、租税、為替管理、環境関連等の法規制の適用も受けています。

万一、規制を遵守できなかった場合、制裁金等が課される可能性があり、さらに、今後規制が強化されたり、大幅な変更がなされることが考えられ、その場合、当社グループの活動が制限されたり、規制遵守のため、ないし規制内容の変更に対応するためのコストが発生する可能性も否定できません。従って、これらの規制は当社グループの業績に影響を及ぼす可能性があります。

(5) 生産活動

当社グループは、世界各地で生産活動を行っています。このため、地震、その他の自然災害もしくは人災、原材料・部品等の供給元の製造中止、倒産等による供給の中断、テロ、戦争、ストライキ、伝染病の大規模な感染及びその他要因による混乱等により当社グループ製品の供給が妨げられることがありえます。また、原材料や部品の価格高騰により、当社グループの業績に悪影響を及ぼす可能性があります。

当社グループは、厳しい品質管理基準に従い各種製品を生産しておりますが、将来に亘り製品に欠陥が発生する可能性がないとは言えず、万一、リコール等の事態が起こりますと、当社グループの業績に影響を与えることがあります。

(6) 構造改革

当社グループは、グループ会社間の経営統合や生産・販売・サービス面での構造改革を推進しており、今後も引き続き経営効率の向上に努めていく方針です。構造改革の進展状況によって追加コストが発生し当社グループ業績に影響を及ぼす可能性があります。

5 【経営上の重要な契約等】

技術輸出

契約会社名	富士写真フイルム株式会社(当社)
契約締結先	Sarriopapely Celulosa S.A.(スペイン)
契約事項	感熱紙の製造技術
契約期間	平成2年4月20日から15年間
対価	上記製品販売額に応じた一定率

6 【研究開発活動】

インフォメーション・テクノロジー(IT)の急速な発達は、生活や仕事における環境・システムを多様化させ、ユーザーニーズの大きな変化をもたらしております。そのような中にあって画像情報は、デジタルカメラによる撮影、パソコン等による加工・保存、インターネットやEメールによるコミュニケーション等、活用範囲や利用方法が急速に拡大しています。

当社グループは、イメージング、インフォメーション、ドキュメントの各分野で、ユーザーニーズにマッチした新しいソリューションを提供できるよう、写真フィルム分野において培ってきた当社独自の技術・ノウハウの更なる発展・活用を図るとともに、デジタル化・ネットワーク化に対応した新技術の研究開発についても積極的に取り組んでおります。

当連結会計年度における研究開発費の総額は、168,017百万円（前年度比3.1%減）となり、その額は売上高比6.6%となりました。

当連結会計年度の主な研究開発の成果は次のとおりであります。

(イメージング ソリューション部門)

銀塩写真分野では、超高感度・超微粒子で広いダイナミックレンジを有するカラーフィルム「NATURA1600」と自動的に最適な露光量に制御する銀塩コンパクトカメラ「NATURA S」を組み合せた「NP（ナチュラルフォト）システム」を開発し、屋内や夜間など光量の足りないシーンでも自然で奥行きのある撮影を可能にしました。デジタルカメラでは、「スーパーCCDハニカム™ SRⅡ」を搭載しダイナミックレンジが従来比約4倍と飛躍的に拡大した最高峰のデジタル一眼レフカメラ「FinePix S3 Pro」、新たに開発した「スーパーCCDハニカム™ V HR」と「リアルフォトエンジン」の搭載により最高感度ISO1600を実現した「FinePix F10」を開発しました。

本部門の研究開発費は41,893百万円となりました。

(インフォメーション ソリューション部門)

医療診断用製品では、高解像FUJINONレンズと高性能「スーパーCCDハニカム™」を組み合せて搭載するとともに、独自の先端画像処理技術など、富士フイルムグループの総合力を結集した次世代高画質電子内視鏡「サピエンティア」を開発しました。シャープで鮮明な映像で病巣の早期発見に貢献しており、世界初のフルデジタル電子内視鏡システムとして販売しております。フラットパネルディスプレイ材料製品では、引き続き需要拡大が見込まれるため、圧倒的なシェアを誇る「フジタック」「WVフィルム」のデファクト・スタンダードの地位をさらに強化しつつ、より高機能で様々なニーズに応じた製品の開発に積極的に取り組んでおります。

本部門の研究開発費は54,425百万円となりました。

(ドキュメント ソリューション部門)

オフィスプロダクト製品では、32本のビームで画像の書き込みを行う独自開発のVCSEL（面発光半導体レーザー）を採用し、2,400dpiという業界No.1の高解像度と、オフィス向けでトップレベルの高速カラープリントを両立したデジタル複合機「DocuCentre Color C6550 I」を開発しました。

また、環境負荷を低減するために、使用電力を極小化する各種の省エネ技術や紙文書の電子化を効率化するソフトウエアの開発に取り組んでおります。これらの技術を採用したデジタル複合機「DocuCentre Color a450/f450」と電子文書の処理・配信ソフト「CentreWare Flow Service」とを組み合せたシステムが、平成16年度 省エネ大賞*において「省エネルギーセンター会長賞」を受賞しました。省エネ大賞の6年連続受賞は業界初であり、ソフトウエアを組み合わせたシステムによる受賞も初めてになります。

本部門の研究開発費は71,699百万円となりました。

*財団法人省エネルギーセンター主催：省エネルギー機器・システム表彰

7【財政状態及び経営成績の分析】

(1) 資本の財源及び資金の流動性

営業活動により増加したキャッシュは、前年度に対し1,080億円減少し、2,194億円となりました。当連結会計年度では受取債権の減少や、未払法人税等及びその他負債の増加等による増加要因があった一方、営業債務が減少したこと等による減少要因がありました。

投資活動により使用したキャッシュは、前年度に対し1,052億円増加し、3,124億円でした。当連結会計年度では、有形固定資産の購入により1,509億円、有価証券・投資有価証券の購入により853億円、ソフトウエアの購入により331億円を使用しましたが、有価証券・投資有価証券の売却・満期償還により407億円を得ました。また、事業買収に伴う支出は580億円でした。

財務活動により使用したキャッシュは、前年度に対し199億円増加し、834億円でした。当連結会計年度では、短期債務の減少や長期債務の返済、また自己株式の取得が支出要因の多くを占めました。親会社による配当金の支払いについては、前年度とほぼ同額である128億円でした。

これらの活動の結果、及びキャッシュへの為替変動影響によるキャッシュ増減により、現金及び現金同等物の残高は、前年度に対し1,736億円減少し、2,882億円となりました。

・連結キャッシュ・フロー指標

	前連結会計年度	当連結会計年度
株主資本比率（%）	57.9	62.0
時価ベースの株主資本比率（%）	56.2	66.9
債務償還年数（年）	0.8	1.0
インタレスト・カバレッジ・レシオ（倍）	60.0	47.0

※株主資本比率　：株主資本／総資産
　時価ベースの株主資本比率　：株式時価総額（期末株価終値×期末発行済株式数）／総資産
　債務償還年数　：有利子負債（社債、短期・長期借入金）／営業キャッシュ・フロー
　インタレスト・カバレッジ・レシオ：営業キャッシュ・フロー／利払い（支払利息）

(2) 経営成績

① 売上高

当連結会計年度の売上高は、新規連結及び販売数量の増加等の要因があったものの、製品構成の変化、販売価格の下落及び為替影響等の減少要因の影響が大きく、前年度の２兆5,667億円に対し394億円減少し、２兆5,273億円（前年度比1.5%減）となりました。国内売上高は１兆3,118億円（前年度比1.8%減）、海外売上高は１兆2,155億円（前年度比1.2%減）といずれも減少しました。実績為替レートは108円／米ドル（前年度比５円高）、135円／ユーロ（前年度比３円安）となりました。

イメージング ソリューション部門では、カラーネガフィルムの需要が減少する中、デジタル関連製品の拡販に努めましたが、競争の激化による販売価格の下落に加え、当部門は米ドル建ての売上ウエイトが高く、米ドルに対する円高の影響を最も強く受けたことが重なり、販売は低調に推移しました。インフォメーション ソリューション部門では、ミッドレンジ系サーバー用のデータストレージテープ等の価格下落により記録メディア製品の売上が減少しましたが、モニターやノートPCの大型化と液晶テレビの急速な市場拡大に伴い、フラットパネルディスプレイ材料製品の販売が大幅に増加したこと等がマイナス要因を吸収し、売上は増加となりました。ドキュメント ソリューション部門では、国内におけるデジタルカラー複合機の増販や海外を中心としたオフィスプリンターの供給拡大等により、売上は増加となりました。

② 営業費用及び営業利益

販売費及び一般管理費につきましては、構造改革への取り組みを通じて一時経費が発生したことに加え、一過性の要因である富士ゼロックス厚生年金基金の代行給付返上に伴い、退職給付制度の清算による未認識数理計算上の差異の一時認識及び退職給付債務に含まれる将来昇給見込額の戻入があった為、前年度に対し627億円増加し、7,673億円（前年度比8.9%増）となりました。販売費及び一般管理費の売上高に対する比率は30.4%でした。

研究開発費につきましては、前年度に対し53億円減少し、1,680億円（前年度比3.1%減）となりました。この結果、研究開発費の売上高に対する比率は0.1ポイント低下し6.6%となりました。

営業利益につきましては、前年度の1,849億円に対し205億円減少し、1,644億円（前年度比11.1%減）となりました。これは、富士ゼロックス厚生年金基金の代行返上差額金の計上、生産効率の改善、及び購買プロセスの見直しと最適化等による原価低減の一方で、原材料価格の上昇によるコストアップや、さまざまな構造改革への取り組みを通じて一時的経費が発生した結果によるものです。

イメージング ソリューション部門の営業損益は、前年度に対し506億円減少し、71億円の営業損失となりました。構造改革に関連した一過性の経費を計上したことや銀を始めとした主要原材料の大幅な価格上昇等の特殊要因もありますが、期後半を中心としたデジタルカメラの北米市場での業績不振が最大の要因となっています。インフォメーション ソリューション部門の営業利益は、記録メディア製品のデータストレージテープの価格下落に加えて、印刷用版材で使われるアルミ等の主要原材料価格が大幅に上昇したこと、生産設備拡大に伴う減価償却費が増大したこと等の影響により前年度に対し53億円減少して、711億円（前年度比6.9%減）となりました。また、ドキュメント ソリューション部門の営業利益につきましては、厚生年金基金代行返上益や構造改革費用等の特殊要因がある中、中国への生産拠点集約による加工費等の改善、部品の共通化・標準化等を推し進めたことによる原価の低減により、前年度に対し353億円増加し、1,004億円（前年度比54.2%増）となりました。

③　営業外損益及び税引前利益

営業外収益及び費用は、前年度に対し費用が179億円減少し、21億円の費用（前年度比89.5%減）となりました。外貨建ての為替決済差額と期末評価差額による為替差損益は、前年度に対し66億円改善し、18億円の益となりました。また受取利息及び配当金は、前年度に対し19億円増加し、61億円となりました。

税引前利益につきましては、前年度に対し26億円減少し、1,623億円（前年度比1.6%減）となりました。

④　法人税等

法人税等は、前年度に対し85億円減少し、638億円（前年度比11.6%減）となりました。実効税率は、前年度の43.8%より低下し39.4%となりました。当連結会計年度における法定税率は40.6%でしたが、日本における研究開発減税の優遇措置等の税率減少要因がありました。

⑤　少数株主損益及び持分法による投資損益

少数株主損益は、主として富士ゼロックス㈱及びその子会社の少数株主に帰属する利益です。前年度に対し48億円増加し、181億円となりました。

持分法による投資損益は、前年度に対し利益が11億円増加し、41億円の利益となりました。

⑥　当期純利益

当期純利益は、前年度に対し22億円増加し、845億円（前年度比2.7%増）となりました。１株当たり当期純利益は前年度の160.38円に対し、164.78円となりました。

第３　【設備の状況】

１　【設備投資等の概要】

当連結会計年度の当社グループは、高成長製品の生産能力増強、製造設備の合理化、省力化並びに環境保全を主目的として総額157,420百万円の設備投資を実施いたしました。

設備投資(有形固定資産受入ベースの数値)の内訳は次のとおりであります。

	当連結会計年度
イメージング　ソリューション	41,964百万円
インフォメーション　ソリューション	83,190
ドキュメント　ソリューション	32,266
小計	157,420
消去又は全社	―
合計	157,420

(注)　金額には消費税等を含みません。

各事業の種類別セグメント毎の投資内容は、次のとおりであります。
なお、設備投資資金は主として自己資金によっております。
また、主な設備の除売却はありません。

(イメージング ソリューション部門)
合理化・省力化・環境保全のための設備投資であります。
(インフォメーション ソリューション部門)
フラットパネルディスプレイ材料の生産能力増強のための設備投資と合理化・省力化・環境保全のための設備投資であります。
(ドキュメント ソリューション部門)
生産能力増強のための設備投資と合理化・省力化・環境保全のための設備投資であります。

2 【主要な設備の状況】

当社グループにおける主要な設備は、次のとおりであります。

(1) 提出会社

事業所名 (所在地)	事業の種類別 セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数 (名)
			建物及び構築物	機械装置及びその他の有形固定資産	土地 (面積千㎡)	建設仮勘定	合計	
東京本社 (東京都港区　他)	イメージングソリューション インフォメーションソリューション	販売・その他設備	9,955	4,717	17,337 (654)	265	32,275	1,107
足柄工場 (神奈川県南足柄市)	〃	フィルム生産設備他	31,627	55,046	3,293 (687)	18,150	108,117	3,201
小田原工場 (神奈川県小田原市)	〃	記録メディア生産設備他	18,071	29,908	399 (132)	10,545	58,926	1,048
富士宮工場 (静岡県富士宮市)	〃	医療用フィルム生産設備他	23,020	31,783	1,063 (453)	1,031	56,899	1,334
吉田南工場 (静岡県榛原郡)	インフォメーションソリューション	印刷材料生産設備	6,395	9,396	1,981 (445)	244	18,018	604
ライフサイエンス研究所 (埼玉県朝霞市)	イメージングソリューション インフォメーションソリューション	研究開発	4,966	6,453	1,173 (44)	1,063	13,657	677
先進コア技術研究所 (神奈川県足柄上郡)	〃	研究開発	2,852	8,782	345 (32)	1,121	13,102	943

(2) 国内子会社

事業所名 (所在地)	事業の種類別 セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数 (名)
			建物及び構築物	機械装置及びその他の有形固定資産	土地 (面積千㎡)	建設仮勘定	合計	
富士ゼロックス㈱ (東京都港区　他)	ドキュメントソリューション	事務機器生産・販売設備他	46,939	67,057	19,861 (865)	1,737	135,596	12,878
フジノン㈱ (埼玉県さいたま市)	イメージングソリューション インフォメーションソリューション	光学機器生産設備	3,019	6,591	173 (121)	102	9,885	1,237
富士フイルムイメージング㈱ (東京都港区)	イメージングソリューション インフォメーションソリューション	生産・販売設備	3,546	1,889	3,457 (86)	148	9,040	1,271
鈴鹿富士ゼロックス㈱ (三重県鈴鹿市)	ドキュメントソリューション	事務機器生産設備	1,972	4,340	64 (1)	462	6,840	795
フジノン水戸㈱ (茨城県常陸大宮市)	イメージングソリューション インフォメーションソリューション	光学機器生産設備	1,021	1,442	169 (63)	56	2,688	476

(3) 海外子会社

事業所名 (所在地)	事業の種類別 セグメントの名称	設備の内容	帳簿価額(百万円)					従業 員数 (名)
			建物及び 構築物	機械装置 及びその 他の有形 固定資産	土地 (面積千㎡)	建設 仮勘定	合計	
Fuji Photo Film, Inc. (米国)	イメージング ソリューション インフォメーション ソリューション	フィルム 生産設備他	21,311	41,633	418 (2,158)	6,009	69,371	1,425
Fuji Photo Film B.V. (オランダ)	〃	フィルム 生産設備他	20,569	18,066	2,217 (747)	4,754	45,606	1,316
Fuji Xerox of Shenzhen Ltd. (中国)	ドキュメント ソリューション	事務機器 生産設備	3,007	1,730	—	5	4,743	3,676
Fuji Magnetics GmbH (ドイツ)	イメージング ソリューション インフォメーション ソリューション	記録メディア 生産設備他	1,808	3,078	290 (228)	88	5,264	342

(注) 1 帳簿価額の「機械装置及びその他の有形固定資産」は、機械装置及び車両運搬具及び工具器具備品の合計であります。

2 現在休止中の主要な設備はありません。

3 当社グループは米国会計基準で連結財務諸表を作成しており、米国財務会計基準書第13号に基づき資産計上されたリース設備は上表に含まれております。

3 【設備の新設、除却等の計画】

当連結会計年度後１年間における当社グループの設備投資(新規・拡充)は210,000百万円であり、事業の種類別セグメント毎の内訳は次のとおりであります。

事業の種類別 セグメントの名称	計画金額 (百万円)	設備計画の主な内容・目的	資金調達方法
イメージング ソリューション	37,000	製造設備合理化・省力化・ 環境保全	主として自己資金
インフォメーション ソリューション	132,000	生産能力増強、 製造設備合理化・省力化・ 環境保全、研究開発施設の拡充	〃
ドキュメント ソリューション	41,000	生産能力増強、 製造設備合理化・省力化・ 環境保全	〃
小計	210,000		
消去又は全社	—		
合計	210,000		

(注)　金額には消費税等を含みません。

各事業の種類別セグメント毎の計画概要は、次のとおりであります。

なお、経常的な設備の更新のための除売却を除き、重要な設備の除売却はありません。

(イメージング　ソリューション部門)

合理化・省力化・環境保全のための設備投資であります。

(インフォメーション　ソリューション部門)

フラットパネルディスプレイ材料の生産能力増強のための設備投資と合理化・省力化・環境保全のための設備投資であります。

(ドキュメント　ソリューション部門)

生産設備拡充、型などへの投資と合理化・省力化・環境保全のための設備投資であります。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	800,000,000
計	800,000,000

② 【発行済株式】

種類	事業年度末現在発行数(株)(平成17年３月31日)	提出日現在発行数(株)(平成17年６月30日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	514,625,728	514,625,728	東京・大阪・名古屋の各証券取引所(市場第一部)	―
計	514,625,728	514,625,728	―	―

(2) 【新株予約権等の状況】

該当事項はありません。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成16年12月21日(注)	―	514,625,728	―	40,363	56	59,036

(注) 株式交換に伴う自己株式の交付によるものであります。

(4) 【所有者別状況】

平成17年３月31日現在

区分	株式の状況(１単元の株式数100株)								単元未満株式の状況(株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	―	211	31	592	676	44	23,806	25,360	―
所有株式数(単元)	―	1,965,612	22,357	186,378	2,506,686	442	459,302	5,140,777	548,028
所有株式数の割合(%)	―	38.24	0.43	3.63	48.76	0.01	8.93	100.00	―

(注) １ 自己株式5,252,531株は、「個人その他」に52,525単元、「単元未満株式の状況」に31株含まれております。

２ 上記「その他の法人」の中には、株式会社証券保管振替機構名義の株式が52単元含まれております。

(5) 【大株主の状況】

平成17年３月31日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（％）
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町二丁目11－３	35,357	6.87
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目８－11	33,548	6.51
ステートストリートバンクアンドトラストカンパニー505103 (常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	アメリカ合衆国 ボストン (東京都中央区日本橋兜町６－７)	22,191	4.31
日本生命保険相互会社	東京都千代田区丸の内一丁目６－６	20,190	3.92
デポジタリーノミニーズインコーポレーション (常任代理人 株式会社東京三菱銀行)	アメリカ合衆国 ニューヨーク (東京都千代田区丸の内二丁目７－１)	14,287	2.77
ザチェースマンハッタンバンクエヌエイロンドン (常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	英国 ロンドン (東京都中央区日本橋兜町６－７)	13,326	2.58
中央三井信託銀行株式会社 (常任代理人 日本トラスティ・サービス信託銀行株式会社)	東京都港区芝三丁目33－１ (東京都中央区晴海一丁目８－11)	11,107	2.15
株式会社三井住友銀行	東京都千代田区有楽町一丁目１－２	10,478	2.03
三井住友海上火災保険株式会社	東京都中央区新川二丁目27－２	8,600	1.67
ザチェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント (常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	英国 ロンドン (東京都中央区日本橋兜町６－７)	8,529	1.65
計		177,615	34.51

(注) 平成17年４月15日付でフィデリティ投信株式会社から提出された大量保有報告書（変更報告書）により、平成17年３月31日現在の同社が保有する当社株式は14,108千株である旨、平成17年３月15日付で野村證券株式会社及び同社グループ３社から提出された大量保有報告書により、平成17年２月28日現在の同社グループ４社が保有する当社株式は26,731千株である旨、平成16年10月15日付でモルガン・スタンレー・ジャパン・リミテッド及び同社グループ11社から提出された大量保有報告書（変更報告書）により、平成16年９月30日現在の同社グループ12社が保有する当社株式は33,618千株である旨、平成16年６月15日付で三井アセット信託銀行株式会社及び同社グループ１社から提出された大量保有報告書（変更報告書）により、平成16年５月31日現在の同社グループ２社が保有する当社株式は18,895千株である旨報告受けておりますが、それぞれ当社として期末時点における実質所有株式数が確認できませんので、平成17年３月31日現在の株主名簿に従い記載しております。

(6) 【議決権の状況】

① 【発行済株式】

平成17年3月31日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 5,252,500	—	—
	(相互保有株式) 普通株式 219,600	—	—
完全議決権株式(その他)	普通株式 508,605,600	5,086,004	—
単元未満株式	普通株式 548,028	—	1単元(100株)未満の株式
発行済株式総数	514,625,728	—	—
総株主の議決権	—	5,086,004	—

(注) 1 単元未満株式には以下が含まれております。
相互保有株式—大東化学株式会社所有10株、三協化学株式会社所有5株、自己株式—当社所有31株

2 「完全議決権株式(その他)」の中には、株式会社証券保管振替機構名義の株式が5,200株含まれております。また、議決権の数(個)の中には、同社名義の完全議決権株式に係る議決権数(52個)は含まれておりません。

3 平成16年9月1日をもって、1単元の株式数を1,000株から100株に変更しております。

② 【自己株式等】

平成17年3月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式の合計(株)	発行済株式総数に対する所有株式数の割合(%)
(自己保有株式)					
富士写真フイルム株式会社	東京都港区 西麻布二丁目26—30	5,252,500	—	5,252,500	1.02
(相互保有株式)					
大東化学株式会社	東京都中央区日本橋 本石町四丁目4—20	146,400	—	146,400	0.03
三協化学株式会社	東京都中央区 京橋一丁目1—1	73,200	—	73,200	0.01
計	—	5,472,100	—	5,472,100	1.06

(7) 【ストックオプション制度の内容】

該当事項はありません。

2 【自己株式の取得等の状況】

(1) 【定時総会決議又は取締役会決議による自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

【株式の種類】 普通株式

イ【定時総会決議による買受けの状況】

該当事項はありません。

ロ【子会社からの買受けの状況】

該当事項はありません。

ハ【取締役会決議による買受けの状況】

平成17年6月29日現在

区分	株式数(株)	価額の総額(円)
取締役会での決議状況 (平成17年1月31日決議)	4,100,000	15,000,000,000
前決議期間における取得自己株式	3,857,000	14,970,869,000
残存決議株式数及び価額の総額	243,000	29,131,000
未行使割合(%)	5.93	0.19

ニ【所得自己株式の処理状況】

該当事項はありません。

ホ【自己株式の保有状況】

平成17年6月29日現在

区分	株式数(株)
保有自己株式数	3,857,000

② 【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

① 【前決議期間における自己株式の買受け等の状況】

該当事項はありません。

② 【当定時株主総会における自己株式取得に係る決議状況等】

該当事項はありません。

3 【配当政策】

当社は、利益処分につきましては、安定した配当を継続して実施するとともに、将来の積極的な事業展開と経営環境の急激な変化に備えた経営基盤の強化に必要な内部留保を確保していくことを基本方針といたしております。

当期の配当につきましては、中間配当として１株当たり12円50銭、期末配当も１株当たり12円50銭とし、通期で１株当たり25円の配当といたしました。

(注)　当期の中間配当に関する取締役会決議日　平成16年10月29日

4 【株価の推移】

(1) 【最近５年間の事業年度別最高・最低株価】

回次	第105期	第106期	第107期	第108期	第109期
決算年月	平成13年３月	平成14年３月	平成15年３月	平成16年３月	平成17年３月
最高(円)	5,200	5,550	4,400	3,850	3,990
最低(円)	3,430	3,320	3,270	2,830	3,180

(注)　株価は東京証券取引所市場第一部におけるものであります。

(2) 【最近６月間の月別最高・最低株価】

月別	平成16年 10月	11月	12月	平成17年 １月	２月	３月
最高(円)	3,820	3,780	3,760	3,780	3,990	3,980
最低(円)	3,540	3,540	3,500	3,600	3,740	3,770

(注)　株価は東京証券取引所市場第一部におけるものであります。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴		所有株式数(百株)
代表取締役	社長	古森重隆	昭和14年9月5日生	昭和38年4月 平成7年1月 平成11年11月 平成12年6月 平成17年6月	入社 取締役 常務取締役 取締役社長 取締役社長 最高経営責任者(CEO)	120
代表取締役		林　伸幸	昭和15年8月11日生	昭和38年4月 平成10年6月 平成12年6月 平成14年6月 平成17年6月	入社 取締役 取締役　常務執行役員 取締役　専務執行役員 取締役　専務執行役員 最高研究開発責任者(CTO)、執行全般管掌補佐、R&D統括本部長	22
取締役		髙橋俊雄	昭和17年7月31日生	昭和40年4月 平成12年6月 平成14年6月 平成15年6月 平成17年6月	入社 執行役員 常勤監査役 取締役　常務執行役員 取締役　専務執行役員 最高財務責任者(CFO)、経営予算・経理財務・ITシステム・中国事業戦略・連結経営管理・富士フイルムウエイ推進・イメージング事業・海外業務部・海外事務所・グラフィックシステム事業・オフィス&インダストリー機材事業管掌 兼 経営企画部長	53
取締役		森内成典	昭和17年11月9日生	昭和42年4月 平成10年6月 平成14年6月 平成17年6月	入社 執行役員 取締役　常務執行役員 取締役　常務執行役員 最高品質責任者(CQO)、CSR推進・お客様コミュニケーションセンター・R&D統括本部　知的情報統合部管掌 兼 R&D統括本部　副本部長	26
取締役		福永英喜	昭和17年7月7日生	昭和41年4月 平成12年6月 平成15年6月 平成17年6月	入社 執行役員 取締役　常務執行役員 取締役　常務執行役員 人事・労政・教育管掌 兼 人事部長	19
取締役		加藤久豊	昭和19年5月25日生	昭和44年4月 平成12年6月 平成15年6月 平成17年6月	入社 執行役員 取締役　常務執行役員 取締役　常務執行役員 メディカルシステム事業管掌 兼 メディカルシステム事業部長 兼 富士フイルムメディカル㈱社長	42
取締役		米田　敦	昭和17年10月1日生	昭和40年4月 平成15年6月 平成16年6月 平成17年6月	入社 執行役員 取締役　常務執行役員 取締役　常務執行役員 FUJIFILM America, Inc.社長 兼 Fuji Photo Film U.S.A., Inc.社長	20

役名	職名	氏名	生年月日	略歴		所有株式数（百株）
取締役		佐々木　格	昭和21年８月24日生	昭和46年４月 平成14年６月 平成16年６月 平成17年６月	入社 執行役員 取締役　執行役員 取締役　執行役員 記録メディア事業管掌 兼 記録メディア事業部長 兼 同事業部SFDプロジェクト室長	46
取締役		原　宏	昭和18年11月22日生	昭和43年４月 平成14年６月 平成16年６月 平成17年６月	入社 執行役員 取締役　執行役員 取締役　執行役員 R&D統括本部　材料研究本部長	14
取締役		池上眞平	昭和21年２月13日生	昭和45年４月 平成14年６月 平成16年６月 平成17年６月	入社 執行役員 取締役　執行役員 取締役　執行役員 R&D統括本部　知的財産本部長 兼 同本部　知財法務部長	31
取締役		中村孝太郎	昭和21年８月15日生	昭和47年４月 平成14年６月 平成16年６月 平成17年６月	入社 執行役員 取締役　執行役員 取締役　執行役員 感光材料グローバル生産管掌 兼 足柄工場長 兼 小田原工場長	13
取締役		犬塚奎一	昭和19年４月19日生	昭和42年４月 平成15年４月 平成17年６月	入社 執行役員 取締役　執行役員 秘書室長 兼 総務部長 兼 法務部長	32
取締役		髙木信成	昭和20年６月17日生	昭和43年４月 平成15年６月 平成17年６月	入社 執行役員 取締役　執行役員 原料資材調達管掌 兼 資材部長	35
取締役		神山宏二	昭和21年12月25日生	昭和46年４月 平成15年６月 平成17年６月	入社 執行役員 取締役　執行役員 R&D統括本部　先進コア技術研究所長 兼 同研究所　新商品推進室長	1
取締役		杉崎　力	昭和21年７月４日生	昭和45年４月 平成15年６月 平成17年６月	入社 執行役員 取締役　執行役員 電子映像事業管掌 兼 電子映像事業部長	16
取締役		佐々木　登	昭和23年７月18日生	昭和48年４月 平成16年６月 平成17年６月	入社 執行役員 取締役　執行役員 フラットパネルディスプレイ材料事業部長 兼 経営企画部次長 兼 同部富士フイルムウエイ推進室長	11
常勤監査役		赤石禎裕	昭和15年10月24日生	昭和39年４月 平成８年６月 平成９年６月	入社 理事 常勤監査役	40
常勤監査役		三木正弘	昭和20年２月12日生	昭和43年４月 平成12年６月 平成16年６月	入社 経理部長 常勤監査役	10

役名	職名	氏名	生年月日	略歴		所有株式数（百株）
監査役		児　島　章　郎	昭和８年１月18日生	昭和63年６月 平成11年６月 平成12年６月 平成14年４月	ダイセル化学工業㈱取締役社長 同社取締役会長 当社監査役 ダイセル化学工業㈱相談役	0
監査役		古　沢　熙一郎	昭和14年３月12日生	平成11年４月 平成12年４月 平成14年２月 平成15年６月	三井信託銀行㈱取締役社長 中央三井信託銀行㈱取締役社長 中央三井信託銀行㈱取締役社長兼三井トラスト・ホールディングス㈱取締役社長 三井トラスト・ホールディングス㈱取締役会長兼社長 当社監査役	0
計						552

（注）　監査役　児島章郎氏及び古沢熙一郎氏は、株式会社の監査等に関する商法の特例に関する法律第18条第１項に定める社外監査役であります。

6 【コーポレート・ガバナンスの状況】

当社は、企業価値の向上が企業としての最大の使命と認識しており、その実現のため、コーポレート・ガバナンスの強化・充実を、経営上の最も重要な課題と位置付け、諸施策を実施してまいりました。

(1) 会社の機関等の内容

① 取締役・取締役会

当社の取締役の員数は現在16名です。取締役会は全員社内取締役で構成されております。定時取締役会が原則毎月１回開催されるほか、必要に応じて臨時取締役会が開催されます。なお、取締役の使命と責任をより明確にするため、取締役の任期については１年としています。

② 執行役員制度

平成10年６月に業務執行の迅速化を図るため執行役員制度を導入しました。取締役会を「経営の基本的な方針と戦略の決定、並びに業務執行の監督機関」と位置付け、執行役員は取締役会が決定した基本方針に従って業務執行の任にあたっています。執行役員の員数は現在31名（内、取締役の兼務者が16名）で、その任期は取締役と同様に１年です。

③ 経営会議

経営会議は、取締役会専決事項について取締役会への付議の可否を決定し、また、取締役会で決定された基本方針、計画、戦略に沿って執行役員が業務執行を行うにあたり、重要案件に関する施策の審議を行う機関です。経営会議は、専務執行役員以上の執行役員を常時構成メンバーとし、案件によっては関連執行役員等の出席を求めて、機動的に開催されています。

④ 監査役・監査役会

当社は監査役制度を採用しており、現在監査役４名（うち２名は社外監査役）により監査役会が構成されております。各監査役は、コーポレート・ガバナンスの一翼を担う独立機関であるとの認識のもと、監査役会が定めた監査役監査基準に準拠し、監査方針、監査計画等に従い、取締役の職務執行全般に亘って監査を行っており、原則毎月１回開催される監査役会において、監査実施内容の共有化等を図っております。また、各監査役は取締役会に出席するほか、常勤監査役は重要会議である経営会議にも常時出席しております。監査役監査機能の充実を図るため、現在監査役スタッフ２名（内部監査業務と兼務）を配置しております。

⑤ 監査室

当社では、業務執行部門から独立した内部監査部門として、現在６名のスタッフからなる監査室を設けており、各部門の業務プロセス等を監査し、適正性等の検証を行っております。また、環境および輸出管理分野に関しては専任部門のスタッフが監査しております。グループ主要会社に対しては、監査役と協働して定期的な監査を行い、内部統制システムの整備および運用状況を確認しております。今後も、内部監査体制の拡充に向けて、内部監査スタッフの増員と強化を図ってまいります。

⑥　独立監査人

当社は、新日本監査法人に会計監査を委嘱しています。新日本監査法人は、監査人として独立の立場から財務諸表等に対する意見を表明しています。

・業務を執行した公認会計士の氏名、所属する監査法人名及び継続監査年数

公認会計士の氏名等		所属する監査法人名	継続監査年数
指定社員 業務執行社員	田中　　章	新日本監査法人	18年　＊
	宮澤　孝司		11年　＊
	髙橋　治也		—
	戸田　仁志		—

＊新日本監査法人は、公認会計士法上の規制開始及び日本公認会計士協会の自主規制実施に先立ち自主的に業務執行社員の交替制度を導入しており、同監査法人において策定された交替計画に基づいて、田中・宮澤の両氏は平成19年３月期会計期間をもって交替する予定となっております。

・監査業務に係る補助者の構成

公認会計士 13名、会計士補 16名、その他　５名

⑦　内部監査・監査役監査・会計監査の相互連携

当社は新日本監査法人に会計監査を委嘱しておりますが、内部監査、監査役監査および会計監査人監査の相互連携がコーポレート・ガバナンスの充実に繋がるとの認識から、三者間での重要情報の共有に努めております。毎年、監査計画段階での事前協議、監査報告段階での意見調整の実施に加え、監査実施過程での協議も随時実施しております。また、工場やグループ会社の監査については、監査役、内部監査部門および会計監査人の三者で同時期に実施したり、実地棚卸の立ち会いを協働して行うなど緊密な連携を保ち、効率的な監査が実施できるように努めております。

⑧　社外監査役との関係

当社と当社の社外監査役との間には、特別な利害関係はありません。

当社の経営監視、業務執行の体制及び内部統制の仕組みは次のとおりであります。


経営監視
株主総会
独立監査人
監査役会
取締役会
（経営方針・戦略の決定、業務執行の監督）
業務執行・
内部統制
代表取締役社長
（最高経営責任者・CEO）
内部統制
監査室
コンプライアンス委員会
総合危機管理委員会
PL委員会
業務執行
経営会議
執行役員
各事業部門、連結子会社

(2) CSR経営の推進とリスク管理体制・内部統制システムの整備の状況

当社は、従来より、当社の経営理念のベースである企業の社会的責任(CSR:Corporate Social Responsibility)を全うするため、企業倫理・コンプライアンスに則った活動や、環境問題と製品の安全性に対する取り組みを実施してきましたが、平成16年4月には、CSRに関する全社的対応と推進の核となり、関連部門と協働してその企画・立案を行う機能を果たすべくCSR推進部を設置し、CSR活動のさらなる強化に努めております。

CSR推進部の下には、コンプライアンス&リスク管理部及び環境・品質マネジメント部を置き、前者には、従来のコンプライアンスにかかる機能のほか、当社グループ全般に亘るリスクマネジメント体制の構築、維持及び改善を推進する機能を付加し、両機能の一体的な推進と強化を図っております。

① リスク管理体制

当社では、コンプライアンス&リスク管理部による組織的対応のほか、リスク管理のための全社横断的な委員会組織として総合危機管理委員会(事務局:コンプライアンス&リスク管理部)とPL(Product Liability)委員会(事務局:環境・品質マネジメント部)を設けています。総合危機管理委員会の下に常設されている各専門分科会がそれぞれの分担するリスクに対応する体制を採っています。また、製品安全への取り組みについては、PL委員会が、製品の安全管理に関する全社的方針を策定し、その活動の推進に関する基本的事項を審議しています。

② 内部統制システム

当社は、効率的かつ健全な企業経営にとってコンプライアンスが必要不可欠であると認識し、企業活動を行うにあたっての基本的なポリシーをまとめた「富士フイルムグループ企業行動憲章」を平成11年7月に制定しています。当社を始め国内外の主要な子会社は、この「企業行動憲章」に基づき各社において「社員行動規範」を定めその実践に努めています。

さらに、社長を委員長とするコンプライアンス委員会を設けており、その事務局であるCSR推進部コンプライアンス&リスク管理部を中心として、富士フイルムグループにおけるコンプライアンスの浸透に注力しています。具体的には、各職場でのコンプライアンス説明会の開催や階層別の教育を実施し、意識調査等によるモニタリングを行っています。また、当社グループ内の小さな問題が重大事に発展することを未然に防止するため、グループ社員からの社員行動規範遵守や違反に関する相談・連絡・通報を受け付ける相談窓口を社内専任部門及び社外機関の双方に設置し、運営しています。

また、当社は、財務情報等を適正に作成し、適時に開示する内部統制システムの構築・運用が重要であると認識しており、そのための社内体制の一層の充実に努めております。

③ 環境への取り組み

当社は、創立以来「環境配慮・環境保全」を経営の基本的課題として受け止め、積極的に環境課題への取り組みを行ってきました。地球環境を考え、行動することが企業の持続的発展にとって不可欠である時代を迎え、当社では、環境方針「富士フイルムグループ グリーン・ポリシー」を定め、世界の富士フイルムグループ各社がこれに基づき、製品の企画、開発から生産、物流、使用、さらにはリサイクルあるいは廃棄に至る全ライフサイクルに亘って環境負荷の低減に取り組んでいます。環境施策にかかる意思決定は、CSR推進管掌執行役員を委員長とし、各部門担当の執行役員を委員とする委員会で行い、具体的な展開はCSR推進部 環境・品質マネジメント部が中心となり、積極的に進めています。

(3) 役員報酬

当社は、当事業年度において、取締役及び監査役に対し次のとおり報酬等を支払っております。

区分	支給人員	金額	摘要
取締役	20名	246百万円	支給人員は当期中に退任した取締役４名を含みます。
監査役	5名	54百万円	
計	25名	301百万円	

※1 上記のほか、

① 使用人兼務取締役に対しては使用人分給与127百万円（支給人員12名）、使用人分賞与68百万円（支給人員12名）を支払っています。

② 利益処分による役員賞与として取締役に108百万円（支給人員14名）、監査役に６百万円（支給人員４名）を支払っています。

③ 取締役・監査役の役員退職年金として取締役に36百万円（支給人員22名）、監査役に４百万円（支給人員５名）を支払っています。

④ 取締役の役員退職慰労金として131百万円（支給人員４名）を支払っています。

※2 役員報酬限度額は、取締役分については平成12年６月29日開催の株主総会決議により月額32百万円、監査役分については平成16年６月29日開催の株主総会決議により月額5.5百万円とそれぞれ定められています。

※3 取締役は全員社内取締役であります。

(4) 監査報酬

当社と監査人である新日本監査法人との間には当事業年度の財務諸表等にかかる監査契約が締結されています。当事業年度において、監査人に支払った報酬は次のとおりです。

区分	金額
公認会計士法(昭和23年法律第103号) 第２条第１項に規定する業務に基づく報酬	108百万円
上記以外の報酬	7百万円
計	116百万円

(5) ディスクロージャー

当社では、業務執行の透明性の維持・向上及び適時適切な会社情報の開示が重要であると認識しており、社内外のステイクホルダーに向けて、経営方針の公表、四半期業績の詳細な開示、社会・環境に対する積極的な取り組みなどCSR活動に関する情報発信等、企業活動全般に亘るタイムリーかつ公平なディスクロージャーに努めています。

当社は、広報、広告宣伝及びIR機能を集約したコーポレートコミュニケーション部を設置しており、これらの機能の連動によって、外部とのより複合的なコミュニケーションを図るとともに、さらに経営に直結した形で、統一的な整合性のあるメッセージを発信できる体制の構築を目指しております。

第５　【経理の状況】

１　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、改正後の「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)第87条の規定により、米国において一般に公正妥当と認められている企業会計の基準による用語、様式及び作成方法に準拠して作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に準拠して作成しております。

ただし、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」(平成16年１月30日内閣府令第５号)附則第２項のただし書きにより、改正前の財務諸表等規則に準拠して作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度(平成15年４月１日から平成16年３月31日まで)及び第108期事業年度(平成15年４月１日から平成16年３月31日まで)の連結財務諸表及び財務諸表並びに当連結会計年度(平成16年４月１日から平成17年３月31日まで)及び第109期事業年度(平成16年４月１日から平成17年３月31日まで)の連結財務諸表及び財務諸表について、新日本監査法人により監査を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

		前連結会計年度 (平成16年3月31日)			当連結会計年度 (平成17年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
資産の部							
Ⅰ 流動資産							
1 現金及び現金同等物			461,764			288,157	
2 有価証券	注3		33,906			65,729	
3 受取債権	注4						
(1) 営業債権及びリース債権		525,889			516,228		
(2) 関連会社等に対する債権		24,417			31,514		
(3) 貸倒引当金		△14,470	535,836		△14,517	533,225	
4 棚卸資産	注5		348,309			371,365	
5 繰延税金資産	注10		82,276			88,795	
6 前払費用及びその他の流動資産			28,557			25,997	
流動資産合計			1,490,648	49.3		1,373,268	46.0
Ⅱ 投資及び長期債権							
1 関連会社等に対する投資及び貸付金	注6		43,985			46,563	
2 投資有価証券	注3		261,022			279,895	
3 長期リース債権及びその他の長期債権	注4		99,363			97,029	
4 貸倒引当金			△7,677			△4,946	
投資及び長期債権合計			396,693	13.1		418,541	14.0
Ⅲ 有形固定資産							
1 土地			69,664			74,915	
2 建物及び構築物			549,747			570,140	
3 機械装置及びその他の有形固定資産	注8		1,538,884			1,596,768	
4 建設仮勘定			35,559			49,002	
			2,193,854			2,290,825	
5 減価償却累計額			△1,488,705			△1,543,613	
有形固定資産合計			705,149	23.3		747,212	25.1
Ⅳ その他の資産							
1 営業権	注7,15		214,649			227,775	
2 その他の無形固定資産	注7,9,15		35,732			48,851	
3 繰延税金資産	注10		81,870			47,750	
4 その他			98,768			120,060	
その他の資産合計			431,019	14.3		444,436	14.9
資産合計			3,023,509	100.0		2,983,457	100.0

区分	注記番号	前連結会計年度（平成16年３月31日）金額(百万円)		構成比(%)	当連結会計年度（平成17年３月31日）金額(百万円)		構成比(%)
負債の部							
Ⅰ　流動負債							
1　社債及び短期借入金	注８		143,265			123,592	
2　支払債務							
(1) 営業債務		287,691			274,260		
(2) 設備関係債務		41,339			47,846		
(3) 関連会社等に対する債務		11,649	340,679		10,035	332,141	
3　未払法人税等	注10		42,626			31,193	
4　未払費用			172,426			192,809	
5　その他の流動負債	注10		53,090			54,365	
流動負債合計			752,086	24.9		734,100	24.6
Ⅱ　固定負債							
1　社債及び長期借入金	注８，14		116,823			96,040	
2　退職給付引当金	注９		216,135			105,084	
3　繰延税金負債	注10		42,555			48,224	
4　預り保証金及びその他の固定負債	注６		42,303			34,941	
固定負債合計			417,816	13.8		284,289	9.5
少数株主持分			103,725	3.4		115,966	3.9
契約債務及び偶発債務	注13						
資本の部	注11						
Ⅰ　資本金							
普通株式 授権株式数 800,000,000株 発行済株式数 514,625,728株			40,363	1.3		40,363	1.4
Ⅱ　資本剰余金			68,135	2.3		68,135	2.3
Ⅲ　利益剰余金			1,722,692	57.0		1,794,385	60.1
Ⅳ　その他の包括利益(損失)累積額	注12		△76,121	△2.5		△33,525	△1.1
Ⅴ　自己株式(取得原価)			△5,187	△0.2		△20,256	△0.7
前連結会計年度 1,433,628株 当連結会計年度 5,325,736株							
資本合計			1,749,882	57.9		1,849,102	62.0
負債及び資本合計			3,023,509	100.0		2,983,457	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度 (自 平成15年4月1日 至 平成16年3月31日) 金額(百万円)		百分比(%)	当連結会計年度 (自 平成16年4月1日 至 平成17年3月31日) 金額(百万円)		百分比(%)
Ⅰ 売上高							
1 売上高		2,212,387			2,172,003		
2 レンタル収入		354,338	2,566,725	100.0	355,371	2,527,374	100.0
Ⅱ 売上原価							
1 売上原価		1,364,537			1,365,601		
2 レンタル原価		139,306	1,503,843	58.6	145,080	1,510,681	59.8
売上総利益			1,062,882	41.4		1,016,693	40.2
Ⅲ 営業費用							
1 販売費及び一般管理費		704,659			767,363		
2 研究開発費		173,323			168,017		
3 厚生年金基金代行返上差額金	注9	―	877,982	34.2	△83,129	852,251	33.7
営業利益			184,900	7.2		164,442	6.5
Ⅳ 営業外収益及び費用(△)							
1 受取利息及び配当金		4,246			6,080		
2 支払利息		△5,459			△4,668		
3 為替差損益・純額		△4,835			1,862		
4 投資有価証券評価損	注3	△466			△304		
5 その他損益・純額		△13,438	△19,952	△0.8	△5,066	△2,096	△0.1
税引前利益			164,948	6.4		162,346	6.4
Ⅴ 法人税等	注10						
1 法人税・住民税及び事業税		70,657			55,083		
2 法人税等調整額		1,632	72,289	2.8	8,806	63,889	2.5
少数株主損益及び持分法による投資損益前利益			92,659	3.6		98,457	3.9
Ⅵ 少数株主損益			△13,289	△0.5		△18,103	△0.8
Ⅶ 持分法による投資損益			2,947	0.1		4,146	0.2
当期純利益			82,317	3.2		84,500	3.3

	前連結会計年度	当連結会計年度
1株当たり当期純利益(円)	160.38	164.78
1株当たり現金配当(円)	25.00	25.00

③ 【連結資本勘定計算書】

区分	注記番号	資本金（百万円）	資本剰余金（百万円）	利益剰余金（百万円）	その他の包括利益（損失）累積額（百万円）	自己株式（百万円）	資本合計（百万円）
Ⅰ　平成15年３月31日現在残高		40,363	68,135	1,653,221	△76,243	△4,865	1,680,611
Ⅱ　包括利益							
1　当期純利益				82,317			82,317
2　有価証券未実現利益増加額	注12				21,028		21,028
3　為替換算調整額	注12				△34,379		△34,379
4　最小年金負債調整額	注12				13,573		13,573
5　デリバティブ未実現損益変動額	注12				△100		△100
包括利益							82,439
Ⅲ　自己株式取得						△521	△521
Ⅳ　自己株式売却				△13		199	186
Ⅴ　現金配当金				△12,833			△12,833
Ⅵ　平成16年３月31日現在残高		40,363	68,135	1,722,692	△76,121	△5,187	1,749,882
Ⅶ　包括利益							
1　当期純利益				84,500			84,500
2　有価証券未実現利益増加額	注12				2,948		2,948
3　為替換算調整額	注12				12,669		12,669
4　最小年金負債調整額	注12				26,801		26,801
5　デリバティブ未実現損益変動額	注12				178		178
包括利益							127,096
Ⅷ　自己株式取得						△15,370	△15,370
Ⅸ　自己株式売却				△25		301	276
Ⅹ　現金配当金				△12,782			△12,782
XI　平成17年３月31日現在残高		40,363	68,135	1,794,385	△33,525	△20,256	1,849,102

④ 【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度 (自 平成15年4月1日 至 平成16年3月31日) 金額(百万円)		当連結会計年度 (自 平成16年4月1日 至 平成17年3月31日) 金額(百万円)	
Ⅰ 営業活動によるキャッシュ・フロー					
1 当期純利益			82,317		84,500
2 営業活動により増加した純キャッシュへの調整					
(1) 減価償却費		172,622		182,286	
(2) 投資有価証券評価損		466		304	
(3) 法人税等調整額		1,632		8,806	
(4) 少数株主損益		13,289		18,103	
(5) 持分法による投資損益(受取配当金控除後)		△667		△2,031	
(6) 厚生年金基金代行返上差額金	注9	—		△83,129	
(7) 資産及び負債の増減					
受取債権の増加(△)・減少		△20,519		19,593	
棚卸資産の増加(△)・減少		174		△5,964	
営業債務の増加・減少(△)		19,719		△23,320	
未払法人税等及びその他負債の増加		40,481		20,869	
(8) その他		17,844	245,041	△656	134,861
営業活動により増加した純キャッシュ			327,358		219,361
Ⅱ 投資活動によるキャッシュ・フロー					
1 有形固定資産の購入			△160,070		△150,915
2 ソフトウェアの購入			△37,367		△33,050
3 有価証券・投資有価証券の売却・満期償還			46,672		40,733
4 有価証券・投資有価証券の購入			△16,634		△85,287
5 投資及び貸付金の増加(△)・減少			1,702		△1,156
6 事業買収に伴う支出(買収資産に含まれる現金及び現金同等物控除後)			△21,901		△58,010
7 その他			△19,588		△24,716
投資活動に使用した純キャッシュ			△207,186		△312,401
Ⅲ 財務活動によるキャッシュ・フロー					
1 長期債務による調達額			6,604		1,940
2 長期債務の返済額			△25,787		△19,085
3 短期債務の減少(純額)			△27,615		△31,042
4 親会社による配当金支払額			△12,833		△12,831
5 少数株主への配当金支払額			△3,550		△7,091
6 自己株式の取得(△)及び売却(純額)			△335		△15,297
財務活動により減少した純キャッシュ			△63,516		△83,406
Ⅳ 為替変動による現金及び現金同等物への影響			△5,022		2,839
Ⅴ 現金及び現金同等物純増加・純減少(△)			51,634		△173,607
Ⅵ 現金及び現金同等物期首残高			410,130		461,764
Ⅶ 現金及び現金同等物期末残高			461,764		288,157

補足情報

支払額		
利息	7,301	6,838
法人税等	44,949	69,460

連結財務諸表に対する注記

1　経営活動の概況

当社は写真関連製品を中核に、イメージング、インフォメーション及びドキュメントの分野において事業展開を行う多国籍企業であります。当社は世界各国で営業活動を行っており、海外売上高は48%を占め、北米及び欧州が主要市場であります。主な生産拠点は日本、米国、ブラジル、ドイツ、オランダ、シンガポール、中国であります。

2　重要な連結会計方針の概要

この連結財務諸表は、米国で一般に公正妥当と認められている企業会計の基準(米国会計調査公報、米国会計原則審議会意見書及び米国財務会計基準審議会基準書(以下、財務会計基準書という)等)に基づいて作成されております。

当社は1970年のユーロドル建て転換社債発行に係る約定により、以後、米国において一般に公正妥当と認められた企業会計の基準による連結財務諸表(米国式連結財務諸表)を作成し、開示しております。また、当社の米国預託証券は1971年以来、NASDAQにアン・スポンサードとして上場されております。当社は1934年米国証券取引所法に基づく米国証券取引委員会規則12g3-2(b)の適用を認められ、年次報告書様式20-Fの米国証券取引委員会への提出を免除されておりますが、米国式連結財務諸表を含むアニュアルレポート及びセミアニュアルレポートを米国証券取引委員会へ提出しております。

我が国における会計処理の原則及び手続並びに表示方法と当社が採用している米国で一般に公正妥当と認められている会計処理の原則及び手続並びに表示方法との主要な相違の内容は次のとおりであり、金額的に重要なものについては我が国の基準に基づいた場合の税引前利益に対する影響額を開示しております。かかる影響額は実務上の困難性等から概算であります。

(イ)連結の範囲及び持分法の適用は、米国会計調査公報第51号、財務会計基準書解釈指針第46号、財務会計基準書第94号及び米国会計原則審議会意見書第18号に基づいております。

(ロ)財務会計基準書第13号に基づき、借手のリース取引に関しては、ある一定の条件に該当する場合はキャピタル・リースとし、最低リース料支払総額の現在価値またはリース資産の公正価額を有形固定資産及び借入金に計上しております。また、貸手のリース取引に関しては、ある一定の条件に該当する場合は資産の販売取引として処理し、リース資産は貸借対照表から除外しております。

(ハ)利益処分は、当該連結会計年度に対応する事業年度に係る利益処分による方法(繰上方式)を採用しております。なお、利益処分による役員賞与については、「販売費及び一般管理費」に計上しており、前連結会計年度及び当連結会計年度への影響額は重要性がありません。

(ニ)広告宣伝目的で支出し資産計上した「長期前払費用」については、「販売費及び一般管理費」として発生時に費用処理しており、当該会計処理による前連結会計年度及び当連結会計年度の影響額はそれぞれ約254百万円(利益)及び約299百万円(利益)であります。

(ホ)財務会計基準書第87号及び第132号(改訂版)に基づき、年金数理計算による退職給付費用を計上し、関連する退職給付制度の積立状況等について開示しております。また、財務会計基準書第88号及び緊急問題特別委員会(EITF)基準書第03―2号に基づき、退職給付制度の清算及び縮小並びに厚生年金基金の代行部分の返上の会計処理を行っております。当該会計処理による前連結会計年度及び当連結会計年度の影響額はそれぞれ約22,955百万円(損失)及び約14,715百万円(利益)であります。

(ヘ)デリバティブについては、財務会計基準書第133号(一部改訂)を適用しております。

(ト)財務会計基準書第107号に基づき、金融商品の見積公正価値について開示しております。

(チ)財務会計基準書第130号に基づき、包括利益を開示しております。包括利益は当期純利益、有価証券未実現利益の増減、為替換算調整額の増減、最小年金負債調整額の増減及びデリバティブ未実現損益の増減から構成されており、連結資本勘定計算書に記載されております。

(リ)連結損益計算書上、持分法による投資損益は、「持分法による投資損益」として区分表示しております。

(ヌ)財務会計基準書第115号に基づき、有価証券の公正価値の下落が一時的でないと認められた場合には、当該銘柄の公正価値により帳簿価額を付け替えて取得原価を修正する減損処理を行い、公正価値が回復した場合でも取得原価を変更しておりません。当該会計処理による前連結会計年度及び当連結会計年度への影響額はありません。

(ル)財務会計基準書第131号に基づき、オペレーティングセグメント及び地域別セグメント情報を開示しております。

(ヲ)財務会計基準書第142号に基づき、営業権及び存続期間に限りのないその他の無形固定資産は償却せず、毎年減損の有無を検討しております。当該会計処理による前連結会計年度及び当連結会計年度の影響額は、それぞれ約15,099百万円(利益)、約14,884百万円(利益)であります。

(ワ)財務会計基準書第143号に基づき、有形固定資産の特定の除却債務及び除却費用の会計処理をしております。当該会計処理による前連結会計年度及び当連結会計年度への影響額は重要性がありません。

上記の修正事項を反映した後の主要な会計方針は次のとおりであります。

(1) 連結の方針及び関連会社等に対する持分法の適用

この連結財務諸表は、当社及び当社が直接的または間接的に支配している子会社の財務諸表を含んでおり、連結会社間の重要な取引及び勘定残高はすべて消去しております。

当社が、直接または間接にその議決権の20%から50%を保有し、重要な影響を及ぼし得る関連会社(「関連会社等」という)に対する投資額は持分法により評価しております。当期純利益には、未実現利益消去後のこれら関連会社等の当期純損益のうち、当社持分が含まれております。

(2) 見積の使用

米国で一般に公正妥当と認められている企業会計の基準に基づいて連結財務諸表を作成するために、当社の経営陣は必要に応じて仮定と見積を行って財務諸表や注記に記載された金額を算出しております。実際の結果がこれらの見積と異なることもあり得ます。

(3) 外貨換算

当社の海外子会社は、原則として現地通貨を機能通貨として使用しており、これら外貨建財務諸表の円貨への換算は、資産及び負債は貸借対照表日の為替相場により、また収益及び費用は期中平均為替相場により行われており、換算により生じた換算差額は為替換算調整額として資本の部の独立項目であるその他の包括利益(損失)累積額に含めて表示しております。

外貨建金銭債権債務は貸借対照表日の為替相場により換算しており、換算によって生じた換算差額は損益に計上しております。

(4) 現金同等物

当社は随時に現金化が可能な取得日より３ヶ月以内に満期の到来するすべての流動性の高い投資を現金同等物として処理しております。

(5) 有価証券及び投資有価証券

当社は有価証券及び投資有価証券を売却可能有価証券に分類し、公正価値で評価を行い、関連税効果調整後の未実現損益を資本の部のその他の包括利益(損失)累積額に含めて表示しております。当社は、有価証券の価値の下落が一時的でないと判断される場合は、減損損失を損益に計上しております。価値の下落が一時的でないかどうかの判断においては、公正価値が帳簿価額を下回っている期間と程度、被投資会社の財政状態と近い将来の見通し及び将来における公正価値の回復まで投資を継続する当社の能力及び意思を考慮しております。有価証券の原価は移動平均法によって評価されております。売却可能有価証券に係る配当金は「営業外収益及び費用」の「受取利息及び配当金」に含まれております。

(6) 貸倒引当金

営業債権、リース債権及びその他の債権に対する貸倒引当金は、過去の貸倒実績、延滞状況及び問題が生じている取引先の財政状態に基づき決定しております。

(7) 棚卸資産

棚卸資産については、原則として移動平均法による低価法により評価しております。また、当社は定期的に陳腐化、滞留、あるいは過剰在庫の有無を検討し、該当する場合には正味実現可能価額まで評価減しております。

(8) 有形固定資産及び減価償却

有形固定資産は取得価額により計上しております。有形固定資産の減価償却費は、主として定率法で、また一部の海外子会社では定額法で計算しております。

見積耐用年数は建物及び構築物が概ね15年から50年、機械装置及びその他の有形固定資産が概ね２年から15年であります。

機械装置及びその他の有形固定資産には、オペレーティング・リースにより顧客に賃貸している機械が含まれており、その取得原価及び減価償却累計額は前連結会計年度末においては、それぞれ82,993百万円及び58,487百万円であり、当連結会計年度末においては、それぞれ85,029百万円及び52,488百万円であります。

(9) 営業権及びその他の無形固定資産

営業権は、買収時の買収価額が取得純資産の公正価値を超過する分であり、その他の無形固定資産は主に技術関連の無形固定資産、顧客関連の無形固定資産及び製品の長期供給契約に割り当てられた原価から構成されております。

財務会計基準書第142号「営業権及びその他の無形固定資産」の適用により、営業権及び存続期間に限りのないその他の無形固定資産は償却せず、毎年１月１日に減損の有無を検討しております。当該減損テストは、当社の報告単位毎に主に見積将来キャッシュ・フローから現在価値を算定する手法に基づいて行われており、使用される割引率は、報告単位のWACC(加重平均資本コスト)に基づいて算出しております。また、特に客観的事実や状況の変化により当該資産の公正価値が帳簿価額を下回る可能性がある場合には、その都度減損の有無を検討しております。

なお、存続期間に限りのない無形固定資産以外の無形固定資産は、その存続期間にわたり引き続き定額法により償却しております。

(10) ソフトウェア

当社は、米国公認会計士協会参考意見書第98－１号「内部利用目的のため開発もしくは取得されたコンピュータソフトウェアの原価の会計処理」に基づき、ソフトウェア開発費用の一部を資産計上しております。また、当社は、財務会計基準書第86号「販売、リースその他の方法で市場に出されるコンピュータソフトウェアの原価の会計処理」に規定された会計原則に準拠しております。資産計上されたソフトウェア開発費用は見積耐用年数にわたって定額法により償却しております。資産計上されたソフトウェアの帳簿価額及び償却累計額は、前連結会計年度末においては、それぞれ89,728百万円及び59,140百万円であり、当連結会計年度末においては、それぞれ99,465百万円及び52,961百万円であります。このうち、資産計上された販売用ソフトウェアの帳簿価額及び償却累計額は、前連結会計年度末においては、それぞれ10,045百万円及び12,011百万円であり、当連結会計年度末においては、それぞれ9,753百万円及び9,991百万円であります。当該資産計上されたソフトウェアは、「その他の資産」の「その他」に計上されております。

(11) 長期性資産の減損に関する会計処理

当社は、営業権及び償却されないその他の無形固定資産を除く保有及び使用予定の長期性資産について、客観的事実や状況の変化により当該資産の帳簿価額の回復可能性に疑いのある場合には、減損の有無を検討しております。減損の兆候があると判断されるときは、その資産に関連する見積割引前将来キャッシュ・フローとその資産の帳簿価額を比較し、帳簿価額の減額が必要かどうかを検討しております。この結果、当該資産の回復可能性がないと判断される場合は、当該資産の帳簿価額を見積公正価値へ減額処理しております。

売却予定の長期性資産については、帳簿価額と公正価値から売却に要する費用を差し引いた額のいずれか低い額で計上しております。

(12) 収益認識基準

当社は、収益が実現し、もしくは実現可能でありかつ稼得したときに収益を認識しております。当社は以下の４つの条件、すなわち契約書等の説得力のある証拠が存在すること、顧客に対して製品・商品またはサービスが提供されていること、その価格が確定している、あるいは確定可能であること、対価の回収が合理的に保証されていることのすべてが満たされたときに収益が実現し、もしくは実現可能でありかつ稼得したと考えております。

一般的に製品を顧客に引き渡した時点、あるいはサービスが提供された時点、また、販売型リースにおいてはリース開始時点に、これらの条件は満たされます。販売型リースにかかる受取利息相当額は、利息法によりリース残高の残投資額を基準として期間按分し、「売上高」に含めております。オペレーティング・リースからのレンタル収入はそれぞれのリース期間にわたって認識しております。特定の販売促進費等の一部は売上高から控除しております。

当社は、緊急問題特別委員会(EITF)基準書第00－21号「複数の物品・サービス等を提供する取引における収益の認識」に規定されている特定の製品・サービスを顧客に対して提供をしております。当社は、当該取引の際には、製品が出荷され、かつ、顧客の検収を受けた時点で収益計上し、サービスの場合には顧客に提供された時点で収益計上しております。緊急問題特別委員会(EITF)基準書第00－21号の適用による当社の経営成績及び財政状態への影響額は重要性がありません。

(13) 製品保証

当社は一部の製品について、顧客に対して製品保証を提供しており、その製品保証期間は一般的に顧客の購入日より一年間であります。製品保証及びアフターサービスに関する見積費用は、関連する収益が認識された時点で計上しております。製品保証債務の見積金額は、過去の実績に基づいて算出しております。

(14) 輸送費及び取扱手数料

輸送費及び取扱手数料は販売費及び一般管理費に含まれております。前連結会計年度及び当連結会計年度の輸送費及び取扱手数料はそれぞれ56,914百万円及び60,511百万円であります。

(15) 広告宣伝費

広告宣伝費は発生時に費用計上され、販売費及び一般管理費に含まれております。前連結会計年度及び当連結会計年度の広告宣伝費はそれぞれ45,421百万円及び47,561百万円であります。

(16) 法人税等

法人税等は財務会計基準書第109号「法人所得税の会計処理」に基づき資産負債法により算出されております。

当社は資産及び負債の財務会計上の金額と税務上の金額の差異に基づいて繰延税金資産及び負債を認識しており、その算出にあたっては差異が解消される年度に適用される税率及び税法を適用しております。繰延税金資産のうち回収されない可能性が高い部分については、評価性引当金を計上しております。

(17) デリバティブ

当社は、金利スワップ契約、通貨金利スワップ契約、外国為替予約及び通貨スワップ契約等のすべてのデリバティブをその保有目的または意図にかかわらず、公正価値により資産または負債として計上しております。一般的に公正価値ヘッジとして会計処理されているデリバティブの公正価値の変動額は、ヘッジされているリスクに関連するヘッジ対象の公正価値の変動額とともに損益に計上しております。キャッシュ・フローヘッジとして会計処理されているデリバティブの公正価値の変動額は、ヘッジが有効である部分は税効果調整後の金額でその他の包括利益(損失)累積額に計上しております。ヘッジ指定をしていない、またはヘッジとしての要件を満たしていないデリバティブの公正価値の変動額については、当期の損益として計上しております。

(18) １株当たり当期純利益

１株当たり当期純利益は各年度の加重平均発行済株式数に基づいて計算しております。

(19) 組替再表示

前連結会計年度の連結財務諸表及び注記を当連結会計年度の表示にあわせて組替再表示しております。

(20) 新会計基準

平成15年11月に、緊急問題特別委員会(EITF)は、緊急問題特別委員会(EITF)基準書03－１号「一時的でない減損の意味と特定の投資に対するその適用」について合意に至りました。緊急問題特別委員会(EITF)基準書03－１号により、財務会計基準書第115号「特定の負債証券及び持分証券への投資の会計処理」に基づいて、損失が生じている投資に関する開示が追加されております。また、平成16年３月に、緊急問題特別委員会(EITF)は、負債証券及び持分証券に関する一時的でない減損に関する会計処理とその適用について合意に至りました。平成16年９月に、米国財務会計基準審議会は、同審議会職員意見緊急問題特別委員会(EITF)基準書03－１－１号を発行し、緊急問題特別委員会(EITF)基準書03－１号のうち認識及び測定に関する条項の適用日を遅らせました。緊急問題特別委員会(EITF)基準書03－１号適用による当社の経営成績及び財政状態への重要な影響はないと考えております。

平成16年11月に、米国財務会計基準審議会は、財務会計基準書第151号「棚卸資産の原価－米国会計調査公報43号第４章の改訂」を発行しました。財務会計基準書第151号は、米国会計調査公報第43号第４章「棚卸資産の原価」の指針を改訂することにより、異常な額の遊休設備費用、運賃、取扱手数料及び廃棄材料費（仕損費）の会計処理を明確にしております。特に当新基準書は、遊休設備費用、過度の仕損、倍加運賃、再取扱手数料等の項目を米国会計調査公報第43号の「異常」の要件を満たすか否かにかかわらず、当期費用として認識することを要求しています。更に、財務会計基準書第151号は固定製造間接費を按分する場合、生産設備の通常の生産能力に基づいて行うことを要求しています。財務会計基準書第151号は、平成17年６月15日より後に開始する会計年度より適用され、当社においては平成18年４月１日より開始する会計年度から適用になります。当社は、財務会計基準書第151号が当社の経営成績及び財政状態に与える影響を検討しておりますが、重要な影響はないと考えております。

平成16年12月に、米国財務会計基準審議会は、財務会計基準書第153号「非貨幣資産の交換－米国会計原則審議会意見書第29号の改訂」を発行しました。財務会計基準書第153号は、米国会計原則審議会意見書第29号「非貨幣取引の会計処理」のうち、類似の事業用資産の非貨幣交換取引に関しては公正価値評価をしなくてもよいとする例外規定を削除し、経済的実態のない交換取引に関しては公正価値評価をしなくてもよいとする例外規定に置き換えています。財務会計基準書第153号は、非貨幣交換取引が経済的実態を有するのは、将来のキャッシュ・フローが重要な影響を受けることが見込まれる場合であると規定しております。財務会計基準書第153号は、平成17年６月15日より後に開始する会計年度より適用され、当社においては平成18年４月１日より開始する会計年度から適用になります。当社は、財務会計基準書第153号が当社の経営成績及び財政状態に与える影響を検討しておりますが、重要な影響はないと考えております。

3　負債証券及び持分証券投資

売却可能有価証券に関して、前連結会計年度末及び当連結会計年度末の主な有価証券の種類別の取得原価、未実現利益、未実現損失及び見積公正価値は次のとおりであります。

	前連結会計年度末				当連結会計年度末			
	取得原価（百万円）	未実現利益（百万円）	未実現損失（百万円）	見積公正価値（百万円）	取得原価（百万円）	未実現利益（百万円）	未実現損失（百万円）	見積公正価値（百万円）
有価証券								
国債及び外国政府債	―	―	―	―	5,000	―	0	5,000
社債	33,931	26	51	33,906	60,569	246	86	60,729
	33,931	26	51	33,906	65,569	246	86	65,729

	前連結会計年度末				当連結会計年度末			
	取得原価（百万円）	未実現利益（百万円）	未実現損失（百万円）	見積公正価値（百万円）	取得原価（百万円）	未実現利益（百万円）	未実現損失（百万円）	見積公正価値（百万円）
投資有価証券								
国債及び外国政府債	2,699	39	―	2,738	37,728	75	―	37,803
社債	129,684	924	517	130,091	82,549	473	415	82,607
持分証券	49,898	44,002	150	93,750	77,687	47,085	284	124,488
	182,281	44,965	667	226,579	197,964	47,633	699	244,898

売却可能有価証券の市場価値の下落が一時的でないと認められるものについての評価減を含む実現損失額は、前連結会計年度及び当連結会計年度でそれぞれ473百万円及び322百万円であります。前連結会計年度及び当連結会計年度における売却可能有価証券の実現利益額は金額的に重要性がありませんでした。

売却可能有価証券に係る関連税効果調整後の未実現利益の純額は、前連結会計年度において21,028百万円増加し、当連結会計年度において2,948百万円増加しております。

当連結会計年度末における満期別に分類された負債証券の取得原価及び見積公正価値は次のとおりであります。なお、一部の負債証券については、証券発行者がペナルティなしに繰上償還できる権利を持っているため、実際の満期は契約上の満期と異なることがあります。

	取得原価（百万円）	見積公正価値（百万円）
1年以内	65,569	65,729
1年超5年以内	113,153	113,381
5年超10年以内	476	484
10年超	6,648	6,545
	185,846	186,139

当連結会計年度末において未実現損失が生じている売却可能有価証券の大部分について、未実現損失の状態が継続している期間は12ヶ月未満であります。

前連結会計年度末及び当連結会計年度末において、原価法で評価された市場性のない有価証券の取得原価はそれぞれ、34,443百万円及び34,997百万円であります。当連結会計年度末において、上記投資額のうち、減損の評価を行っていない有価証券の取得原価は29,997百万円であります。減損の評価を行わなかったのは、投資の公正価値の見積が実務上困難であったため、また投資の公正価値に著しく不利な影響を及ぼす事象や状況の変化が見られなかったためであります。

4　リース債権

リース債権は、主に当社の事務用機器の販売型リースに関わるものであります。リース債権のうち１年以内に期限が到来するもの及び１年超のものは、それぞれ受取債権(営業債権及びリース債権)及び長期リース債権及びその他の長期債権に含まれております。これらのリース債権は通常１年から６年の期限となっております。前連結会計年度末及び当連結会計年度末のリース債権の内訳は次のとおりであります。

	前連結会計年度末 (百万円)	当連結会計年度末 (百万円)
リース債権総額	85,228	90,644
未実現利益	△13,520	△14,481
貸倒引当金	△3,088	△2,480
リース債権純額	68,620	73,683

当連結会計年度末における販売型リースから将来受け取るであろう最低リース料支払額は次のとおりであります。

	(百万円)
平成17年度	31,497
平成18年度	24,473
平成19年度	18,728
平成20年度	11,597
平成21年度	4,017
平成22年度以降	332
最低リース料支払総額	90,644

5　棚卸資産

前連結会計年度末及び当連結会計年度末における棚卸資産の内訳は次のとおりであります。

	前連結会計年度末 (百万円)	当連結会計年度末 (百万円)
製品・商品	215,448	228,337
半製品・仕掛品	63,558	67,105
原材料・貯蔵品	69,303	75,923
	348,309	371,365

6　関連会社等に対する投資

前連結会計年度末及び当連結会計年度末における持分法適用の関連会社等に対する投資はそれぞれ42,305百万円及び44,427百万円であります。当社の持分法適用の関連会社等の要約財政状態及び経営成績は次のとおりであります。

	前連結会計年度末（百万円）	当連結会計年度末（百万円）
流動資産	126,529	124,553
固定資産	67,122	63,806
資産合計	193,651	188,359
流動負債	78,174	85,609
固定負債	33,413	24,639
資本合計	82,064	78,111
負債及び資本合計	193,651	188,359

	前連結会計年度（百万円）	当連結会計年度（百万円）
売上高	255,963	252,345
当期純利益	10,197	3,008

前連結会計年度及び当連結会計年度の当社と関連会社等との取引高は次のとおりであります。

	前連結会計年度（百万円）	当連結会計年度（百万円）
売上	88,212	96,047
仕入	36,818	43,568
受取配当金	2,280	2,115

前連結会計年度末及び当連結会計年度末における関連会社等に対する預り保証金はそれぞれ1,625百万円及び916百万円であります。

7　営業権及びその他の無形固定資産

前連結会計年度及び当連結会計年度のオペレーティングセグメント毎の営業権の増減は次のとおりであります。

	イメージングソリューション（百万円）	インフォメーションソリューション（百万円）	ドキュメントソリューション（百万円）	合計（百万円）
平成15年３月31日現在残高	9,297	12,043	192,373	213,713
取得額	―	2,295	―	2,295
減損額	―	―	―	―
その他	△272	△969	△118	△1,359
平成16年３月31日現在残高	9,025	13,369	192,255	214,649
取得額	647	12,569	―	13,216
減損額	―	―	―	―
その他	△14	△76	―	△90
平成17年３月31日現在残高	9,658	25,862	192,255	227,775

償却対象であるその他の無形固定資産の内訳は次のとおりであります。

	前連結会計年度末		当連結会計年度末	
	取得原価（百万円）	償却累計額（百万円）	取得原価（百万円）	償却累計額（百万円）
技術関連	23,187	8,936	30,900	12,867
顧客関連	1,825	462	17,510	2,313
製品の長期供給契約	46,419	35,171	47,166	40,453
その他	11,679	4,982	13,908	5,621
	83,110	49,551	109,484	61,254

連結貸借対照表のその他の無形固定資産の金額と上記で開示している金額との差額には、注記９で記載しております財務会計基準書第87号「事業主の年金会計」に基づいて計上した当社の確定給付型退職給付制度に関する無形固定資産が含まれており、前連結会計年度末及び当連結会計年度末において、それぞれ2,173百万円及び621百万円であります。

技術関連の無形固定資産、顧客関連の無形固定資産及び製品の長期供給契約の加重平均償却期間は、それぞれ８年、５年及び10年であります。その他の無形固定資産の償却費は、前連結会計年度及び当連結会計年度において、それぞれ8,807百万円及び10,939百万円であります。

償却対象であるその他の無形固定資産の今後５年間における見積償却費は、次のとおりであります。

	（百万円）
平成17年度	12,794
平成18年度	9,879
平成19年度	7,496
平成20年度	7,074
平成21年度	2,894

8　短期の社債及び借入金・長期の社債及び借入金

前連結会計年度末及び当連結会計年度末における短期の社債及び借入金の内訳は次のとおりであります。

	前連結会計年度末（百万円）	当連結会計年度末（百万円）
銀行借入金	105,508	61,669
コマーシャル・ペーパー	17,707	39,555
手形借入	5,067	―
1年以内返済の長期借入金	14,983	22,368
	143,265	123,592

前連結会計年度末及び当連結会計年度末における銀行借入金、コマーシャル・ペーパー及び手形借入の加重平均利率は、それぞれ2.22％及び1.82％であります。短期借入金は主に無担保であります。

前連結会計年度末及び当連結会計年度末における長期の社債及び借入金の内訳は次のとおりであります。

	前連結会計年度末（百万円）	当連結会計年度末（百万円）
銀行及び保険会社等からの借入金		
前連結会計年度末		
返済期限　平成16年度～平成23年度		
年利率0.545％～8.5％		
当連結会計年度末		
返済期限　平成17年度～平成23年度		
年利率0.545％～8.5％		
担保付	4,286	3,379
無担保	63,759	59,129
ミディアム・ターム・ノート（円建）		
前連結会計年度末		
返済期限　平成16年度～平成24年度		
年利率0.20％～2.24％		
当連結会計年度末		
返済期限　平成17年度		
年利率0.36％～1.99％		
固定金利または変動金利	18,264	8,800
無担保社債		
返済期限　平成18年度　年利率0.6200％	3,000	3,000
返済期限　平成18年度　年利率0.6475％	7,500	7,500
返済期限　平成19年度　年利率1.6300％	5,000	5,000
返済期限　平成20年度　年利率1.0075％	6,100	6,100
返済期限　平成20年度　年利率1.0050％	2,000	2,000
返済期限　平成22年度　年利率1.9900％	10,000	10,000
返済期限　平成23年度　年利率1.5175％	3,000	3,000
その他	8,897	10,500
	131,806	118,408
控除：1年以内に返済期限が到来する金額	△14,983	△22,368
差引計	116,823	96,040

上記表の前連結会計年度末及び当連結会計年度末における長期銀行借入金の加重平均利率は、それぞれ1.64％及び1.8％であります。

当連結会計年度末後の長期の社債及び借入金の年度別返済予定額は次のとおりであります。

	（百万円）
平成17年度	22,368
平成18年度	26,925
平成19年度	9,394
平成20年度	25,661
平成21年度	272
平成22年度以降	33,788
	118,408

特定の銀行借入金については一般的な約定として、銀行の要求により現在及び将来の借入に対する担保の差入または保証人の設定を行うこと、また、銀行は返済期日の到来した借入金または約定不履行となった場合は全ての借入金と銀行預金を相殺する権利を有することを約しております。銀行以外の一部の貸主との長期約定においても、その要求により、担保を追加することを約しております。

当連結会計年度末において借入金の一部は機械装置等（帳簿価額3,949百万円）によって担保されております。

9　退職給付制度

当社及び国内子会社の従業員は、退職にあたり退職時の基本給、勤続年数及び退職の事由を基礎に算出される以下に述べる退職一時金または年金の受給資格を有します。

当社及び一部の国内子会社は、適格退職年金制度(非拠出制)を有しており、関連する年金資産は信託銀行や保険会社により管理されております。また、確定拠出型退職給付制度も有しております。適格退職年金については、将来の支給額に見合う資金を確保できるように年金数理計算に基づいて算定された拠出金を積み立てております。

また、当社及び一部の国内子会社は、我が国の厚生年金保険法に準拠して積み立てている確定給付型退職給付制度を２つ有しておりました。この制度は政府の厚生年金基金の代行部分(拠出制)と企業により付加される加算部分(非拠出制)との２つの部分で構成される調整年金制度であります。この制度に基づく給付額は規約により勤続年数と標準報酬によって計算されます。

平成15年１月において当社の一部の国内子会社(主としてドキュメント　ソリューション)は、政府の厚生年金基金の代行部分(拠出制)に係る将来の給付債務を免除される認可を得、政府が給付債務を引き継ぐことになりました。これら国内子会社は、平成16年１月において政府の最終的な認可を得、平成16年８月、政府に代行部分に相当する年金資産を返還し、政府の厚生年金基金の代行部分に関する過去のすべての給付債務から免除されました。

当社は、緊急問題特別委員会(EITF)基準書第03－２号「日本の厚生年金基金代行部分返上についての会計処理」の規定に準拠し、上記の代行返上に係る一連の手続を年金資産の返還時点で単一の清算取引として会計処理しております。この結果、当連結会計年度において、退職給付制度の清算による未認識数理計算上の差異の一時認識(76,401百万円)及び退職給付債務に含まれる将来昇給見込額の戻入による影響額(29,014百万円)を「販売費及び一般管理費」に含めて処理しております。また、当該代行返上に伴い政府に返還した年金資産と免除された年金債務との差額83,129百万円を「厚生年金基金代行返上差額金」として計上しております。

上記国内子会社の厚生年金基金の代行部分の返上後、厚生年金基金の加算部分を、他の確定給付型退職給付制度と統合し、新しい確定給付型年金制度と確定拠出型年金制度に移行しております。この退職給付制度の改定に伴い、退職給付債務が、給付の支払によって41,312百万円減少し、また過去勤務債務として11,346百万円減少しております。また、上記とは別の当社の一部の子会社で制度改定が行われ退職給付債務が217百万円減少しております。

大部分の海外子会社は、実質的にすべての従業員を対象とし、確定拠出型退職給付制度を中心に各種の退職給付制度を有しております。この制度では従業員の年間給与の一定割合に相当する金額を毎年積み立てております。

前連結会計年度及び当連結会計年度の確定給付型及び確定拠出型退職給付制度に関する退職給付費用計上額はそれぞれ47,115百万円及び85,963百万円であります。

当社は、退職給付制度の大部分について、３月31日を測定日としております。

退職給付費用の内訳

確定給付型退職給付制度の前連結会計年度及び当連結会計年度における退職給付費用の内訳は次のとおりであります。

	前連結会計年度 (百万円)	当連結会計年度 (百万円)
退職給付費用の内訳：		
勤務費用	24,597	24,899
利息費用	16,440	13,670
期待運用収益	△9,884	△12,488
数理計算上の差異の償却額	12,134	7,407
過去勤務債務の償却額	△1,072	△1,380
会計基準変更時差異の費用処理額	481	150
将来昇給見込額の戻入	―	△29,014
制度清算による損失	―	76,401
退職給付費用	42,696	79,645

退職給付制度の財務状況

確定給付型退職給付制度の前連結会計年度末及び当連結会計年度末における退職給付債務及び年金資産の公正価値の期首残高と期末残高との調整、積立状況及び連結貸借対照表上の認識額は次のとおりであります。

	前連結会計年度末(百万円)	当連結会計年度末(百万円)
退職給付債務の変動：		
退職給付債務期首残高	736,225	790,529
勤務費用	24,597	24,899
利息費用	16,440	13,670
従業員拠出	123	387
退職給付制度改定	―	△11,563
数理計算上の差異	27,325	5,055
企業買収による増加	4,011	9,620
給付額	△17,320	△59,536
代行部分の返上	―	△185,002
為替換算による変動額	△872	2,171
退職給付債務期末残高	790,529	590,230
年金資産の変動：		
年金資産の公正価値期首残高	381,961	465,038
実際運用収益	55,313	10,729
企業買収による増加	1,195	10,375
事業主拠出	34,925	49,473
従業員拠出	123	387
給付額	△7,962	△53,948
代行部分の返上	―	△72,859
為替換算による変動額	△517	1,559
年金資産の公正価値期末残高	465,038	410,754
積立状況	△325,491	△179,476
未認識数理計算上の差異	243,344	170,132
未認識過去勤務債務	△13,197	△22,909
未認識会計基準変更時差異	1,870	1,720
純認識額	△93,474	△30,533
連結貸借対照表上の認識額の構成：		
前払年金費用	―	7,814
退職給付引当金	△216,135	△105,084
追加最小負債調整額		
無形固定資産	2,173	621
その他の包括損失累積額	120,488	66,116
純認識額	△93,474	△30,533

前連結会計年度末及び当連結会計年度末の確定給付型退職給付制度の累積給付債務は、それぞれ677,444百万円及び509,898百万円であります。

前連結会計年度末及び当連結会計年度末における累積給付債務が年金資産を超過する年金制度の予測給付債務、累積給付債務、年金資産の公正価値は次のとおりであります。

	前連結会計年度末 (百万円)	当連結会計年度末 (百万円)
予測給付債務	782,156	548,232
累積給付債務	671,160	476,735
年金資産の公正価値	458,570	372,102

基礎率

前連結会計年度末及び当連結会計年度末における、退職給付債務の計算のために用いられた基礎率(加重平均)は次のとおりであります。

	前連結会計年度末	当連結会計年度末
割引率	2.14%	2.21%
昇給率	2.06%	2.09%

前連結会計年度末及び当連結会計年度末における、退職給付費用の計算のために用いられた基礎率(加重平均)は次のとおりであります。

	前連結会計年度末	当連結会計年度末
割引率	2.35%	2.14%
昇給率	2.07%	2.06%
年金資産の長期期待収益率	3.17%	3.15%

年金資産の長期期待収益率は、資産カテゴリー別の長期期待運用収益、及びポートフォリオ別の過去の運用実績に基づいて算定しております。

年金資産

前連結会計年度末及び当連結会計年度末の確定給付型退職給付制度の年金資産の配分(加重平均)は次のとおりであります。

	前連結会計年度末	当連結会計年度末
持分証券	37%	36%
負債証券	21%	35%
生保一般勘定	19%	18%
その他	23%	11%
合計	100%	100%

年金資産の目標資産配分割合は、持分証券が44%、負債証券が40%、生保一般勘定が14%であります。

確定給付制度における当社の投資方針は、将来の支給額に見合う資金を確保できるように策定されております。前連結会計年度末に年金資産の「その他」の水準が高いのは、当社の一部国内子会社における政府の厚生年金基金の代行部分返上に向けて、現金及び現金同等物の構成比を引き上げていたためであります。

当社は、資産配分について定期的に検証し、必要に応じて目標資産配分を実現するべく調整を行っております。また当社の投資方針では、投機的な投資を禁止し、分散投資を追求しております。

拠出予想額

平成17年度における国内の確定給付型退職給付制度への拠出予想額は、約44,496百万円であります。

予測将来給付額

予測将来給付額は、次のとおりであります。

	(百万円)
平成17年度	14,320
平成18年度	17,580
平成19年度	21,724
平成20年度	23,229
平成21年度	24,363
平成22年度～平成26年度	129,991

10　法人税等

当社及び国内子会社に適用される法人税等は、法人税、住民税及び事業税を含んでおり、前連結会計年度における法定税率は42%であり、当連結会計年度における法定税率は40.6%であります。平成15年３月に日本の新たな地方税法が公布、平成16年度中に一部改正され、標準事業税率が引き下げられることになりましたが、代わって資本金額及び地方税法で定める特定の費用に対して課税が行われることになりました。これは平成16年４月１日より適用されております。

この新しい事業税法は、当社及び一部の国内子会社のみに適用され、法定税率の引き下げによる前連結会計年度末における繰延税金資産の純減少額は、3,050百万円であります。

前連結会計年度及び当連結会計年度における法定税率と実効税率の調整は次のとおりであります。

	前連結会計年度 (%)	当連結会計年度 (%)
法定税率	42.0	40.6
税率増加・減少(△)要因		
税務上損金に算入されない費用	1.0	2.2
海外税率差異	△2.0	△2.8
未分配利益の繰延税金負債	△1.0	△0.1
研究開発減税	△3.1	△2.8
評価性引当金増減	4.0	2.5
税率変更による繰延税金資産の減少	1.2	―
その他	1.7	△0.2
実効税率	43.8	39.4

前連結会計年度及び当連結会計年度における納税地域ごとの税引前利益の金額は、次のとおりであります。

	前連結会計年度 (百万円)	当連結会計年度 (百万円)
税引前利益		
国内	127,484	138,206
海外	37,464	24,140
	164,948	162,346

前連結会計年度及び当連結会計年度における法人税等の内訳は次のとおりであります。

	前連結会計年度 (百万円)	当連結会計年度 (百万円)
法人税・住民税及び事業税		
国内	58,225	44,119
海外	12,432	10,964
法人税・住民税及び事業税合計	70,657	55,083
法人税等調整額		
国内	588	11,723
海外	1,044	△2,917
法人税等調整額合計	1,632	8,806
	72,289	63,889

前連結会計年度末及び当連結会計年度末における繰延税金資産及び負債の主な内訳は次のとおりであります。

	前連結会計年度末（百万円）	当連結会計年度末（百万円）
繰延税金資産		
棚卸資産	34,034	36,668
減価償却費	9,546	13,458
未払費用	39,012	41,302
退職給付引当金	22,453	5,220
最小年金負債調整額	49,148	26,476
未払事業税	3,933	2,626
税務上の繰越欠損金	8,801	17,476
投資有価証券評価損	2,955	2,749
貸倒引当金	4,595	4,616
その他	24,236	26,150
	198,713	176,741
控除：評価性引当金	△14,491	△18,472
繰延税金資産合計	184,222	158,269
繰延税金負債		
減価償却費	14,459	16,082
未分配利益の税効果	9,314	9,747
売却可能有価証券の未実現利益	18,002	19,076
営業権	8,101	10,373
その他の無形固定資産	5,250	5,617
その他	7,692	9,403
繰延税金負債合計	62,818	70,298
繰延税金資産純額	121,404	87,971

評価性引当金は、主として税務上の繰越欠損金を有する子会社の繰延税金資産に対するものであり、前連結会計年度においては6,802百万円増加し、当連結会計年度においては3,981百万円増加しております。

前連結会計年度末及び当連結会計年度末における連結貸借対照表に計上されている繰延税金資産及び負債は次のとおりであります。

	前連結会計年度末 (百万円)	当連結会計年度末 (百万円)
繰延税金資産(流動資産)	82,276	88,795
繰延税金資産(その他の資産)	81,870	47,750
その他の流動負債	△187	△350
繰延税金負債(固定負債)	△42,555	△48,224
繰延税金資産純額	121,404	87,971

当連結会計年度末における子会社の税務上の繰越欠損金は45,545百万円であり、うち12,843百万円は繰越期限がなく、32,702百万円は平成36年度までに繰越期限が到来します。これらの繰越欠損金は当該子会社で将来発生する課税所得と相殺できるものであります。

11　資本の部

商法では、法定準備金の額(資本準備金と利益準備金の合計)が「その資本の四分の一に達するまでは利益の処分として支出する金額の十分の一以上を利益準備金として積み立てることを要す。」とされています。さらに、資本準備金と利益準備金の合計が資本金の四分の一を超える場合には、その超過分が、株主総会の決議により、処分可能となっております。

商法上の配当可能な剰余金は日本の会計基準にしたがって作成された会社の個別財務諸表に基づいております。当連結会計年度末における商法上の配当可能限度額は利益準備金10,091百万円を含めて、1,438,254百万円となっております。

当連結会計年度の利益処分額は、すでに連結財務諸表に反映されており、商法に基づき、平成17年6月29日開催の定時株主総会において承認を受けております。

12 その他の包括利益

前連結会計年度末及び当連結会計年度末における連結貸借対照表上のその他の包括利益(損失)累積額の内訳は次のとおりであります。

	前連結会計年度末 (百万円)	当連結会計年度末 (百万円)
有価証券未実現利益	22,860	25,808
為替換算調整額	△38,127	△25,458
最小年金負債調整額	△60,701	△33,900
デリバティブ未実現損益	△153	25
	△76,121	△33,525

前連結会計年度及び当連結会計年度のその他の包括利益(損失)のそれぞれの構成要素に配分された税効果額は次のとおりであります。

	前連結会計年度			当連結会計年度		
	税効果調整前 (百万円)	税効果額 (百万円)	税効果調整後 (百万円)	税効果調整前 (百万円)	税効果額 (百万円)	税効果調整後 (百万円)
有価証券未実現利益						
未実現損益変動額	37,119	△15,778	21,341	4,927	△2,000	2,927
当期損益への組替額	△540	227	△313	36	△15	21
純変動額	36,579	△15,551	21,028	4,963	△2,015	2,948
為替換算調整額	△34,724	345	△34,379	13,267	△598	12,669
最小年金負債調整額	28,050	△14,477	13,573	49,422	△22,621	26,801
デリバティブ未実現損益						
未実現損益変動額	△1,427	696	△731	104	△51	53
当期損益への組替額	1,227	△596	631	246	△121	125
純変動額	△200	100	△100	350	△172	178
	29,705	△29,583	122	68,002	△25,406	42,596

13 契約債務及び偶発債務

債務保証

当社は、他者の特定の負債及びその他債務について保証しております。当連結会計年度末において、保証に基づいて当社が将来支払う可能性のある割引前の金額は最大で43,169百万円であり、そのうち、金融機関に対する従業員の住宅ローンの保証が39,469百万円であります。従業員が支払不能な状態に陥った場合は、当社及び一部の子会社は従業員に代わり不履行の住宅ローンを支払う必要があります。一部の保証については従業員の財産により担保されており、その金額は39,214百万円であります。住宅ローン保証の期間は、2年から30年であります。当連結会計年度末において、保証に対して債務計上している金額は重要性がありませんでした。

リース契約

当社は事務所、店舗、倉庫、事務用機器、研究用機器及び従業員用の社宅を賃借しております。

当初の契約期間または残存する契約期間が1年以上で、解約不能なオペレーティング・リースの当連結会計年度末における未経過リース料の内訳は次のとおりであります。

	(百万円)
平成17年度	16,513
平成18年度	13,353
平成19年度	12,966
平成20年度	10,708
平成21年度	7,915
平成22年度以降	14,626
未経過リース料合計	76,081

前連結会計年度及び当連結会計年度のオペレーティング・リースに係る賃借料は、それぞれ58,758百万円及び60,335百万円であります。

購入契約、その他の契約債務及び偶発債務

当連結会計年度末における契約債務残高は主として有形固定資産の建設及び購入に関するものであり、その金額は62,442百万円であります。当連結会計年度末における当社が銀行に対して負っている割引手形に関する偶発債務は、9,132百万円であります。

事業の性質上、当社は種々の係争案件や当局の調査に係わっております。当社は環境問題、訴訟、当局による調査など、将来に生じる可能性が高く、かつ、損失金額が合理的に見積可能な偶発事象がある場合は、必要な引当を計上しております。当局の調査に関連し、当社は法律顧問の助言に基づく推定額3,472百万円から9,027百万円の範囲のうち、財務会計基準書第５号「偶発事象の会計処理」に従い、最小額を引当計上しております。なお、それらによる損害額は現時点では確定しておりませんが、当社は法律顧問の助言に基づき、その最終的な結果は当社の財政状態及び経営成績に重大な影響を及ぼすものではないと考えております。

製品保証

当社は一部の製品について、顧客に対して製品保証を提供しており、これら製品保証期間は一般的に製品購入日より一年間であります。当社の製品保証引当金の増減の明細は、次のとおりであります。

	前連結会計年度 (百万円)	当連結会計年度 (百万円)
引当金期首残高	7,402	7,838
期中引当金繰入額	13,058	13,426
期中目的取崩額	△11,075	△12,103
失効を含むその他増減	△1,547	△1,210
引当金期末残高	7,838	7,951

14　デリバティブ

当社は国際的に事業を展開しており、外国為替相場及び市場金利及び一部の商品価格の変動から生じる市場リスクを負っております。当社及び一部の子会社はこれらのリスクを減少させる目的でのみデリバティブ取引を利用しております。

当社はデリバティブ取引の承認、報告、監視等の手続についてリスク管理規程を作成し、それに従いデリバティブ取引を利用しております。当該リスク管理規程はトレーディング目的でデリバティブ取引を保有または発行することを禁止しております。以下は当社のリスク管理規程の概要及び連結財務諸表に与える影響であります。

公正価値ヘッジ

一部の子会社は金利リスクまたは為替リスクを軽減する為に通貨金利スワップ契約を結んでおります。これらの契約は契約期間中の債務の金利の支払を変動金利の支払に変換することにより、ヘッジ対象となっている債務の金利リスクまたは為替リスクを効果的に緩和する目的で利用されております。前連結会計年度末におけるこれらスワップ契約の想定元本は4,466百万円であり、当連結会計年度末は、公正価値ヘッジとして処理された取引はありません。これらデリバティブの公正価値の変動額は連結損益計算書上、「営業外収益及び費用」の「その他損益・純額」の項目に表示しております。前連結会計年度及び当連結会計年度において、公正価値ヘッジの非有効部分及びヘッジの有効性評価から除外されたヘッジ手段は、当社の財政状態及び経営成績に重要な影響を与えておりません。

キャッシュ・フローヘッジ

一部の子会社は翌連結会計年度(最長期間は平成17年６月)において予定されている外貨建ての関係会社からの仕入や輸出売上に伴なう外貨の変動リスクを軽減する為に外国為替予約を結んでおります。円の価値が外国通貨(主として米国ドル)に対して下落した場合に、将来の外国通貨の価値の上昇に伴う支出もしくは収入の増加は、ヘッジ指定された外国為替予約の価値の変動に伴う損益と相殺されます。反対に円の価値が外国通貨に対して上昇した場合には、将来の外国通貨の価値の下落に伴う支出もしくは収入の減少は、ヘッジ指定された外国為替予約の価値の変動に伴う損益と相殺されます。

また、一部の子会社は通貨スワップ及び通貨金利スワップ契約を結んでおります。これにより翌連結会計年度(最長期間は平成17年９月)においてヘッジ対象の債務を固定金利かつ子会社の機能通貨建に変換し、子会社の将来の収益に対する為替及び金利の影響を軽減しております。

これらのキャッシュ・フローヘッジとして扱われているデリバティブの公正価値の変動は連結貸借対照表の「その他の包括利益(損失)累積額」に表示しております。この金額はヘッジ対象の項目を損益に計上した期に同じ科目で損益に振替えられることとなります。これらのデリバティブ取引につき、ヘッジ手段としての非有効部分、あるいはヘッジの有効性評価から除外されたヘッジ手段の損益は、当社の財政状態または経営成績に重要な影響を与えておりません。

当社は輸出売上、輸入購買及び債務の元本の支払に関連して、当連結会計年度末現在、25百万円を今後12ヶ月の間にその他包括利益(損失)累積額から当期損益へ振替える見込みであります。

ヘッジ指定されていないデリバティブ

当社及び一部の子会社が使用しているデリバティブにはヘッジ指定されていない金利スワップ契約、通貨金利スワップ契約及び外国為替予約が含まれています。これらのデリバティブは経済的な観点からはヘッジとして有効でありますが、当社及び一部の子会社はこれらの契約についてヘッジ会計を適用するために必要とされているヘッジ指定をしておりません。その結果、当社はこれらデリバティブの公正価値の変動額については連結損益計算書上「営業外収益及び費用」の「その他損益・純額」に表示しております。

信用リスクの集中

当社の保有している金融商品のうち潜在的に著しい信用リスクにさらされているものは、主に現金及び現金同等物、有価証券及び投資有価証券、営業債権及びリース債権、及びデリバティブであります。

当社は現金及び現金同等物、短期投資をさまざまな金融機関に預託しております。これらは日本国内の金融機関であり、当社の方針として、一つの金融機関にリスクを集中させないこととしており、また、定期的にこれらの金融機関の信用度を評価しております。

営業債権の信用リスクの集中については、主に大口顧客を相手としていること、預り保証金の保持、及び継続的な信用の評価の見直しによって、限定されております。貸倒引当金は、潜在的な損失を補うために必要十分と思われる水準を維持しております。

デリバティブについては、契約の相手方の契約不履行から生じる信用リスクにさらされていますが、これらは信用度の高い金融機関を相手方とすることで、リスクを軽減しております。

金融商品の公正価値

金融商品の見積公正価値は、入手可能な市場価格または他の適切な評価方法によって算定しております。金融商品の公正価値の見積に際して、当社は最適な判断をしておりますが、見積の方法及び仮定は元来主観的なものであります。従って見積額は、現在の市場で実現するかあるいは支払われる金額を必ずしも表わしているものではありません。金融商品の公正価値の見積にあたっては、次の方法及び仮定が採用されております。

・現金及び現金同等物、受取債権、社債及び短期借入金、支払債務：
　満期までの期間が短いため、連結貸借対照表上の帳簿価額は概ね公正価値と同額であります。

・有価証券、投資有価証券：
　市場性のある有価証券及び投資有価証券の公正価値は公表されている市場価格に基づいております。市場性のない変動金利付負債証券の公正価値は概ね帳簿価額と同額であります。

・預り保証金：
　変動金利の金融商品であるため帳簿価額は概ね公正価値と同額であります。

・社債及び長期借入金：
　社債及び長期借入金の公正価値は、連結貸借対照表日における類似の資金調達契約に適用される利率で割り引いた将来のキャッシュ・フローの現在価値に基づいて算定しております。社債及び長期借入金の公正価値(1年以内償還・返済予定分を含む)は前連結会計年度末及び当連結会計年度末でそれぞれ、133,087百万円及び118,974百万円であります。

・デリバティブ：

外国為替予約、金利スワップ契約、通貨スワップ及び通貨金利スワップ契約の公正価値は、取引金融機関から入手するか契約条件が類似するデリバティブの市場価値を基礎として算定しております。前連結会計年度末及び当連結会計年度末におけるデリバティブ資産の公正価値及び帳簿価額はそれぞれ1,695百万円及び1,079百万円であり、またデリバティブ負債の公正価値及び帳簿価額はそれぞれ3,303百万円及び1,539百万円であります。

15　事業買収

当社は、日本、米国、欧州及びオセアニアでの販売経路拡充及び特定の製品に関する技術開発を目的に、前連結会計年度及び当連結会計年度において、それぞれ30件及び11件の事業買収(少数株主持分の取得を含む)を行いました。当連結会計年度で行われた主要な事業買収は、Arch Chemicals, Inc.のMicroelectronic Materials部門の買収及び富士フイルムアーチ㈱の普通株式49%の追加取得(買収前51%を所有)(買収価額約17,060百万円)並びにスクリーン印刷用インク及び産業用インクジェット用インクの製造会社である英国のSericol Group Limitedの普通株式100%の買収（買収価額約25,994百万円）であります。当社は、企業結合に該当するそれぞれの事業買収を財務会計基準書第141号「企業結合」に基づき、パーチェス法で会計処理しており、上記の事業買収に関して技術関連及び顧客関連の無形固定資産を認識しております。上記事業買収に関する買収価額の配分は確定しておりませんが、当社は重要な修正はないと考えております。また、当連結会計年度で行われた事業買収は、企業結合に該当しない６件の顧客関連の無形固定資産の取得を含んでおります。

前連結会計年度及び当連結会計年度において、これらの事業買収に投資した金額は、買収資産に含まれる現金及び現金同等物控除後でそれぞれ21,901百万円及び58,010百万円であります。主要な事業買収の対価は現金で支払われており、これらの事業買収に伴う重要な条件付支払、行使しうるオプション及び未確定の契約はありませんでした。買収価額のうち取得した純資産の見積公正価値を超過する額は、営業権として計上しており、これらは主として税務上損金算入することができません。

買収によって取得した事業の取得日以降の経営成績は、連結損益計算書に含まれております。当社が買収によって取得した事業の経営成績は、個別でも合計でも、当社の経営成績に重要な影響を与えないため、経営成績に関するプロフォーマ情報は開示しておりません。

16　セグメント情報

(1) オペレーティングセグメント

当社のオペレーティングセグメントは以下の３つの区分であり、経営者による業績評価方法及び経営資源の配分の決定方法を反映し、製造技術、製造工程、販売方法及び市場の類似性に基づき決定しております。イメージング ソリューションは、主に一般消費者向けにカラーフィルム、デジタルカメラ、フォトフィニッシング機器、カラーペーパー・薬品等の開発、製造、販売及び現像プリントサービス等を行っております。インフォメーション ソリューションは、主に業務用分野向けに印刷用・医療診断用・情報システム用の各種システム機材、フラットパネルディスプレイ材料及び記録メディア等の開発、製造、販売、サービス等を行っております。ドキュメント ソリューションは、主に業務用分野向けにオフィス用複写機・複合機、プリンター、プロダクションサービス関連商品、用紙、消耗品、オフィスサービス等の開発、製造、販売等を行っております。

a.　売上高

	前連結会計年度（百万円）	当連結会計年度（百万円）
売上高：		
イメージング　ソリューション：		
外部顧客に対するもの	815,527	742,993
セグメント間取引	1,030	306
計	816,557	743,299
インフォメーション　ソリューション：		
外部顧客に対するもの	755,159	768,680
セグメント間取引	4,878	4,414
計	760,037	773,094
ドキュメント　ソリューション：		
外部顧客に対するもの	996,039	1,015,701
セグメント間取引	12,557	13,560
計	1,008,596	1,029,261
セグメント間取引消去	△18,465	△18,280
連結合計	2,566,725	2,527,374

b.　セグメント損益

	前連結会計年度（百万円）	当連結会計年度（百万円）
営業利益		
イメージング　ソリューション	43,475	△7,101
インフォメーション　ソリューション	76,380	71,089
ドキュメント　ソリューション	65,121	100,407
計	184,976	164,395
セグメント間取引消去	△76	47
連結営業利益	184,900	164,442
その他損益・純額	△19,952	△2,096
連結税引前利益	164,948	162,346

当連結会計年度における厚生年金基金の代行返上による影響額はドキュメント ソリューションの営業利益に含まれております。

c. 総資産

	前連結会計年度末 (百万円)	当連結会計年度末 (百万円)
総資産：		
イメージング　ソリューション	727,051	706,698
インフォメーション　ソリューション	767,462	857,993
ドキュメント　ソリューション	971,319	978,820
計	2,465,832	2,543,511
セグメント間取引消去	△5,722	△4,623
全社資産	563,399	444,569
連結合計	3,023,509	2,983,457

d. その他の主要項目

	前連結会計年度 (百万円)	当連結会計年度 (百万円)
減価償却費：		
イメージング　ソリューション	59,442	62,870
インフォメーション　ソリューション	54,876	59,625
ドキュメント　ソリューション	58,304	59,791
連結合計	172,622	182,286
設備投資額：		
イメージング　ソリューション	49,124	41,964
インフォメーション　ソリューション	82,727	83,190
ドキュメント　ソリューション	28,889	32,266
連結合計	160,740	157,420

オペレーティングセグメント間取引は市場価格に基づいております。全社資産は、全社共通の目的で保有している現金及び現金同等物、有価証券等であります。設備投資額は、各セグメントにおける固定資産購入額を示しております。

(2) 地域別セグメント情報

a. 前連結会計年度及び当連結会計年度の当社及び子会社の所在地別に分類した売上高、地域別営業利益及び前連結会計年度末及び当連結会計年度末の長期性資産は次のとおりであります。

財務会計基準書第131号においては地域別営業利益の開示は要求されておりませんが、当社は日本の証券取引法による開示要求を考慮し、補足情報として開示しております。

	前連結会計年度 (百万円)	当連結会計年度 (百万円)
売上高：		
日本：		
外部顧客に対するもの	1,640,368	1,624,748
セグメント間取引	318,468	338,601
計	1,958,836	1,963,349
米州：		
外部顧客に対するもの	459,945	428,361
セグメント間取引	5,881	15,520
計	465,826	443,881
欧州：		
外部顧客に対するもの	294,472	271,438
セグメント間取引	12,711	11,707
計	307,183	283,145
アジア及びその他：		
外部顧客に対するもの	171,940	202,827
セグメント間取引	77,086	143,699
計	249,026	346,526
セグメント間取引消去	△414,146	△509,527
連結合計	2,566,725	2,527,374
営業利益：		
日本	145,567	137,448
米州	7,794	△1,782
欧州	15,244	10,336
アジア及びその他	18,074	17,231
セグメント間取引消去	△1,779	1,209
連結合計	184,900	164,442

	前連結会計年度末 (百万円)	当連結会計年度末 (百万円)
長期性資産：		
日本	509,390	538,747
米州	101,176	100,721
欧州	66,118	73,610
アジア及びその他	28,465	34,134
連結合計	705,149	747,212

地域別セグメント間取引は市場価格に基づいております。なお、米州における売上高、営業利益、長期性資産の大部分は、米国において計上されているものであります。

b.　前連結会計年度及び当連結会計年度における外部顧客を所在地別に分類した売上高は次のとおりであります。

	前連結会計年度 (百万円)	当連結会計年度 (百万円)
売上高：		
日本	1,336,015	1,311,893
米州	541,982	515,169
欧州	376,006	349,903
アジア及びその他	312,722	350,409
連結合計	2,566,725	2,527,374

(3)主要顧客及びその他情報

前連結会計年度及び当連結会計年度において、単一顧客に対する売上高が連結売上高の10%を超えるような重要な顧客はありません。

ドキュメント　ソリューションは少数株主に対してオフィス複写機とその他機器を販売し、また少数株主より棚卸資産を購入しております。前連結会計年度及び当連結会計年度の販売金額はそれぞれ、112,894百万円及び123,479百万円、購入金額はそれぞれ、16,386百万円及び19,959百万円であります。

ドキュメント　ソリューションは、平成2年12月から平成17年12月まで少数株主と長期製品供給契約を結んでおり、双方の合意により延長される可能性があります。当該契約の下、ドキュメント　ソリューションは70百万米国ドルを前払いし、特定の製品に関して利益を上乗せしない原価で購入することができます。当連結会計年度末における未償却の前払金残高は368百万円であります。

少数株主とのライセンス契約その他の取引に関連して、ドキュメント　ソリューションはロイヤルティ及び研究開発費等の費用を前連結会計年度及び当連結会計年度でそれぞれ15,316百万円及び15,199百万円計上し、主として研究開発受託関連費用をそれぞれ3,107百万円及び2,308百万円回収しております。

⑤ 【連結附属明細表】

当該情報は連結財務諸表に対する注記の「8　短期の社債及び借入金・長期の社債及び借入金」に記載しております。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	第108期 (平成16年３月31日) 金額(百万円)		構成比(%)	第109期 (平成17年３月31日) 金額(百万円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金預金			297,602			129,784	
2 受取手形	※4		8,171			1,978	
3 売掛金	※4		140,955			141,231	
4 有価証券			33,874			65,659	
5 製品			35,389			27,215	
6 半製品			21,409			20,771	
7 原材料			12,486			13,231	
8 仕掛品			7,233			7,132	
9 貯蔵品			5,892			6,084	
10 前渡金			1,179			1,774	
11 前払費用			333			178	
12 繰延税金資産			15,182			16,648	
13 短期貸付金	※4		24,557			76,500	
14 未収入金			14,828			18,665	
15 その他			866			117	
貸倒引当金			△250			△240	
流動資産合計			619,715	35.6		526,735	29.8
Ⅱ 固定資産							
(1) 有形固定資産	※1						
1 建物			89,276			88,806	
2 構築物			8,110			8,083	
3 機械装置			119,924			118,570	
4 車両運搬具			331			326	
5 工具器具備品			26,126			27,192	
6 土地			20,387			25,595	
7 建設仮勘定			12,788			32,422	
計			276,946	15.9		300,996	17.1

区分	注記番号	第108期（平成16年３月31日）金額（百万円）		構成比（%）	第109期（平成17年３月31日）金額（百万円）		構成比（%）
(2) 無形固定資産							
1 特許権			605			3,444	
2 借地権			1,602			1,620	
3 商標権			7			6	
4 ソフトウェア			31,064			31,988	
5 その他			144			137	
計			33,424	1.9		37,197	2.1
(3) 投資その他の資産							
1 投資有価証券			222,769			239,735	
2 関係会社株式			509,179			554,444	
3 関係会社出資金			61,771			62,035	
4 長期貸付金			39			20	
5 長期従業員貸付金			49			38	
6 関係会社長期貸付金			8,804			35,476	
7 長期前払費用			5,647			5,881	
8 長期差入保証金			1,317			1,650	
9 その他			650			959	
貸倒引当金			△250			△190	
計			809,979	46.6		900,052	51.0
固定資産合計			1,120,350	64.4		1,238,247	70.2
資産合計			1,740,065	100.0		1,764,982	100.0
〔負債及び資本の部〕							
(負債の部)							
Ⅰ 流動負債							
1 支払手形	※4		12,760			6,938	
2 買掛金	※4		58,292			56,744	
3 短期借入金	※4		—			15,712	
4 未払金			22,630			34,534	
5 未払費用	※4		52,879			53,945	
6 未払法人税等			15,658			5,854	
7 製品保証引当金			2,725			2,271	
8 工事代金支払手形			12,020			8,259	
9 その他			1,733			2,000	
流動負債合計			178,700	10.3		186,260	10.5

区分	注記番号	第108期（平成16年３月31日） 金額（百万円）		構成比（%）	第109期（平成17年３月31日） 金額（百万円）		構成比（%）
Ⅱ　固定負債							
1　繰延税金負債			21,107			23,787	
2　退職給付引当金			8,093			4,428	
3　役員退職慰労引当金			395			628	
4　預り保証金	※４		17,787			7,636	
固定負債合計			47,384	2.7		36,480	2.1
負債合計			226,085	13.0		222,741	12.6
（資本の部）							
Ⅰ　資本金	※２		40,363	2.3		40,363	2.3
Ⅱ　資本剰余金							
(1) 資本準備金			58,980			59,036	
資本剰余金合計			58,980	3.4		59,036	3.3
Ⅲ　利益剰余金							
(1) 利益準備金			10,090			10,090	
(2) 任意積立金							
1　配当準備積立金		280			280		
2　退職給与積立金		280			280		
3　研究基金		285			285		
4　海外投資損失積立金		13			—		
5　特別割増償却積立金		497			2,123		
6　資産買換差益積立金		770			3,720		
7　別途積立金		1,320,305	1,322,431		1,357,305	1,363,993	
(3) 当期未処分利益			64,048			64,169	
利益剰余金合計			1,396,571	80.3		1,438,254	81.5
Ⅳ　その他有価証券評価差額金			23,216	1.3		24,805	1.4
Ⅴ　自己株式	※３		△5,150	△0.3		△20,219	△1.1
資本合計			1,513,980	87.0		1,542,240	87.4
負債及び資本合計			1,740,065	100.0		1,764,982	100.0

② 【損益計算書】

区分	注記番号	第108期（自　平成15年４月１日　至　平成16年３月31日）			第109期（自　平成16年４月１日　至　平成17年３月31日）		
		金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ　売上高							
1　売上高	※５		771,234	100.0		761,688	100.0
Ⅱ　売上原価							
1　製品期首棚卸高		41,716			35,389		
2　当期製品製造原価		287,991			278,836		
3　当期製品仕入高	※５	204,088			221,322		
計		533,797			535,548		
4　他勘定振替高	※１	3,867			3,661		
5　製品期末棚卸高	※２	35,389			27,215		
6　原材料評価損		28	494,569	64.1	20	504,691	66.3
売上総利益			276,664	35.9		256,996	33.7
Ⅲ　販売費及び一般管理費	※３		124,887	16.3		122,090	16.0
Ⅳ　研究開発費	※４		76,638	9.9		82,216	10.8
営業利益			75,138	9.7		52,690	6.9
Ⅴ　営業外収益							
1　受取利息		444			1,325		
2　有価証券利息		1,585			1,516		
3　受取配当金	※５	9,311			25,855		
4　為替差益		—			792		
5　その他		1,221	12,563	1.7	664	30,153	4.0
Ⅵ　営業外費用							
1　支払利息		301			234		
2　輸出荷為替手形割引諸費用		442			466		
3　有価証券評価損		203			20		
4　係争関係費		2,033			2,090		
5　為替差損		4,145			—		
6　その他		727	7,853	1.0	345	3,157	0.4
経常利益			79,848	10.4		79,686	10.5
Ⅶ　特別利益							
1　土地売却益		6,364	6,364	0.8	—	—	—
Ⅷ　特別損失							
1　固定資産除却損	※６	5,080			5,752		
2　構造改革費用	※７	—	5,080	0.7	3,025	8,777	1.2
税引前当期純利益			81,131	10.5		70,908	9.3

区分	注記番号	第108期 (自 平成15年4月1日 至 平成16年3月31日) 金額(百万円)		百分比(%)	第109期 (自 平成16年4月1日 至 平成17年3月31日) 金額(百万円)		百分比(%)
法人税、住民税及び事業税		23,800			16,100		
法人税等調整額		3,111	26,911	3.5	126	16,226	2.1
当期純利益			54,219	7.0		54,681	7.2
前期繰越利益			16,259			15,956	
中間配当額			6,416			6,414	
自己株式処分差損			13			53	
当期未処分利益			64,048			64,169	

製造原価明細書

		第108期 (自　平成15年４月１日 至　平成16年３月31日)			第109期 (自　平成16年４月１日 至　平成17年３月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
Ⅰ　材料費			150,985	50.0		143,189	49.3
Ⅱ　労務費			44,594	14.8		43,505	15.0
Ⅲ　経費							
減価償却費		45,443			46,761		
その他		60,605	106,049	35.2	56,980	103,741	35.7
当期総製造費用			301,628	100.0		290,437	100.0
仕掛品・半製品期首棚卸高			27,749			28,643	
計			329,378			319,080	
他勘定振替高			12,743			12,339	
仕掛品・半製品期末棚卸高			28,643			27,904	
当期製品製造原価			287,991			278,836	

(注)１　原価計算の方法は、組別総合原価計算方法によっております。

２　「他勘定振替高」は、仕掛品・半製品を試験研究その他に振り替えた額であります。

③ 【利益処分計算書】

		第108期 (平成16年6月29日)			第109期 (平成17年6月29日)		
区分	注記番号	金額(百万円)			金額(百万円)		
Ⅰ 当期未処分利益				64,048			64,169
Ⅱ 任意積立金取崩高							
1 海外投資損失積立金取崩高			13			―	
2 特別割増償却積立金取崩高			111			493	
3 資産買換差益積立金取崩高			74	199		118	611
合計				64,248			64,781
Ⅲ 利益処分額							
1 配当金		(1株につき12円50銭)	6,415		(1株につき12円50銭)	6,367	
2 役員賞与金 (うち監査役賞与金)			114 (6)			112 (7)	
3 任意積立金							
(1) 特別割増償却積立金			1,737			1,780	
(2) 資産買換差益積立金			3,024			―	
(3) 別途積立金			37,000	48,291		41,000	49,260
Ⅳ 次期繰越利益				15,956			15,521

(注) 1 利益処分計算書の日付は株主総会にて承認された日付であります。
2 当期未処分利益は中間配当金(1株につき12円50銭)支払後の金額であります。

(注) 1 利益処分計算書の日付は株主総会にて承認された日付であります。
2 当期未処分利益は中間配当金(1株につき12円50銭)支払後の金額であります。

継続企業の前提に重要な疑義を抱かせる事象又は状況

第108期 （自　平成15年４月１日 至　平成16年３月31日）	第109期 （自　平成16年４月１日 至　平成17年３月31日）
該当事項はありません。	同左

重要な会計方針

第108期 (自　平成15年４月１日 至　平成16年３月31日)	第109期 (自　平成16年４月１日 至　平成17年３月31日)
1　有価証券の評価基準及び評価方法 子会社及び関連会社株式 ………… 移動平均法による原価法 その他有価証券 時価のあるもの ………… 市場価格等に基づく時価法 (評価差額は全部資本直入法により処理し売却原価は移動平均法により算定) 時価のないもの ………… 移動平均法による原価法	1　有価証券の評価基準及び評価方法 同左
2　棚卸資産の評価基準及び評価方法 製品、半製品、仕掛品、補助原料、貯蔵品 ……………… 移動平均法による低価法 半製品及び仕掛品工程中の硝酸銀 ……………… 後入先出法による低価法 主要原材料…… 後入先出法による低価法	2　棚卸資産の評価基準及び評価方法 同左
3　固定資産の減価償却の方法 有形固定資産……定率法 ただし、平成10年４月１日以降に取得した建物(付属設備を除く)については、定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 建物　２～50年 機械装置　２～17年 工具器具備品　２～20年 無形固定資産……残存価額を零とする定率法 市場販売目的のソフトウェア、自社利用のソフトウェアについては、それぞれ販売可能有効期間(３年)、利用可能期間(５年)に基づく定額法を採用しております。	3　固定資産の減価償却の方法 有形固定資産……定率法 ただし、平成10年４月１日以降に取得した建物(付属設備を除く)については、定額法を採用しております。 なお、主な耐用年数は次のとおりであります。 建物　２～50年 機械装置　２～17年 工具器具備品　２～20年 無形固定資産……定額法 なお、市場販売目的のソフトウェア、自社利用のソフトウェアについては、それぞれ販売可能有効期間(３年)、利用可能期間(５年)に基づいております。 (会計方針の変更) 無形固定資産の減価償却方法については、従来、ソフトウェアについては定額法、それ以外の無形固定資産については残存価額を零とする定率法によっておりましたが、当期よりすべて定額法によることに変更致しました。この変更は、固定資産管理システムの変更を契機に無形固定資産の減価償却方法について見直した結果、無形固定資産は全般的にその投資効果が長期にわたり平均的に実現すると考えられ、また今後もそれが継続すると予想されることから期間損益をより適正に表示するために行ったものであります。 なお、この変更による損益への影響額は軽微であります。
4　引当金の計上基準 (1) 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 (2) 製品保証引当金 製品販売後の無償サービス費用の支出に備えるため、売上高を基準として過去の実績に基づき計上しております。 (追加情報) 製品保証引当金の設定 従来、無償修理期間に生じた修理費用は修理を行った期の費用として会計処理しておりましたが、保証対象製品の売上高が増加し、金額的重要性が増してきたため、引当金を設定する方法に変更致しました。	4　引当金の計上基準 (1) 貸倒引当金 同左 (2) 製品保証引当金 製品販売後の無償サービス費用の支出に備えるため、売上高を基準として過去の実績に基づき計上しております。

第108期 （自　平成15年４月１日 至　平成16年３月31日）	第109期 （自　平成16年４月１日 至　平成17年３月31日）
この変更により、従来の方法に比べ、「販売費及び一般管理費」が、2,725百万円増加するため、「営業利益」、「経常利益」、「税引前当期純利益」が2,725百万円並びに「当期純利益」が1,619百万円それぞれ減少しております。	
(3) 退職給付引当金 従業員及び執行役員の退職給付に備えるため設定しております。従業員については当期末における退職給付債務及び年金資産の見込額に基づき当期末において発生していると認められる額を計上しております。 執行役員分は、執行役員の内規に基づく当期末要支給額が残高となるよう計上しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各期の発生時における従業員の平均残存勤務期間内の一定の年数(15年)による定額法により、それぞれ発生の翌事業年度から費用処理しております。	(3) 退職給付引当金 同左
(4) 役員退職慰労引当金 役員の退職金の支給に充てるため、役員の内規に基づく当期末要支給額が残高となるよう計上しております。	(4) 役員退職慰労引当金 同左
5　外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円換算し、換算差額は損益として認識しております。	5　外貨建の資産及び負債の本邦通貨への換算基準 同左
6　リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	6　リース取引の処理方法 同左
7　ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。なお、通貨スワップについてヘッジ会計の振当処理の要件を満たしている場合には振当処理を、金利スワップについてヘッジ会計の特例処理の要件を満たしている場合には特例処理を採用しております。	7　ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用することとしております。なお、通貨スワップについてヘッジ会計の振当処理の要件を満たしている場合には振当処理を、金利スワップについてヘッジ会計の特例処理の要件を満たしている場合には特例処理を採用することとしております。
(2) ヘッジ手段とヘッジ対象 ・ヘッジ手段 デリバティブ取引(金利通貨スワップ取引) ・ヘッジ対象 子会社への外貨建貸付金	(2) ヘッジ手段とヘッジ対象 同左
(3) ヘッジ方針 主として為替リスク・金利変動リスクをヘッジする目的で、外貨建貸付金の範囲内において、社内規定に基づく決裁を経て実施することといたしております。	(3) ヘッジ方針 同左
(4) ヘッジの有効性評価の方法 ヘッジ手段の変動額の累計額とヘッジ対象の変動額の累計額を比較して有効性の判定を行っております。 但し、特例処理によっている金利スワップについては有効性の評価を省略しております。	(4) ヘッジの有効性評価の方法 同左
8　その他財務諸表作成のための基本となる重要な事項 消費税等の処理方法 消費税及び地方税の会計処理は税抜方式によっております。	8　その他財務諸表作成のための基本となる重要な事項 消費税等の処理方法 同左

注記事項

（貸借対照表関係）

<table>
<tr><th>第108期
（平成16年３月31日）</th><th>第109期
（平成17年３月31日）</th></tr>
<tr><td>※１　(1) 有形固定資産の減価償却累計額は726,769百万円であります。
(2) 有形固定資産のうち、下記工場財団は、銀行からの長期借入債務に対して根抵当権が設定されております。
期末現在該当する長期借入債務はありません。
<table>
<tr><th>資産の種類</th><th>金額
（百万円）</th></tr>
<tr><td>土地</td><td>3,620</td></tr>
<tr><td>建物、構築物</td><td>27,250</td></tr>
<tr><td>機械装置
車両運搬具
工具器具備品</td><td>41,327</td></tr>
<tr><td>計</td><td>72,199</td></tr>
</table>
※２　授権株式数　普通株式　800,000,000株
発行済株式総数　〃　514,625,728株
※３　自己株式の保有数は、普通株式1,360,423株であります。
※４　関係会社に係る注記
区分掲記されたもの以外で関係会社に対する主な資産・負債は次のとおりであります。
受取手形　2,409百万円
売掛金　110,677
短期貸付金　24,430
支払手形　3,213
買掛金　28,585
未払費用　15,095
預り保証金　8,174</td>
<td>※１　(1) 有形固定資産の減価償却累計額は737,634百万円であります。
(2) 有形固定資産のうち、下記工場財団は、銀行からの長期借入債務に対して根抵当権が設定されております。
期末現在該当する長期借入債務はありません。
<table>
<tr><th>資産の種類</th><th>金額
（百万円）</th></tr>
<tr><td>土地</td><td>3,571</td></tr>
<tr><td>建物、構築物</td><td>26,556</td></tr>
<tr><td>機械装置
車両運搬具
工具器具備品</td><td>42,630</td></tr>
<tr><td>計</td><td>72,758</td></tr>
</table>
※２　授権株式数　普通株式　800,000,000株
発行済株式総数　〃　514,625,728株
※３　自己株式の保有数は、普通株式5,252,531株であります。
※４　関係会社に係る注記
区分掲記されたもの以外で関係会社に対する主な資産・負債は次のとおりであります。
受取手形　389百万円
売掛金　113,633
短期貸付金　76,494
支払手形　2,542
買掛金　25,853
短期借入金　15,712
未払費用　16,368
預り保証金　3,526</td></tr>
</table>

第108期 (平成16年３月31日)	第109期 (平成17年３月31日)
※　偶発債務 次のとおり銀行借入等について保証(保証類似行為を含む)を行っております。	※　偶発債務 次のとおり銀行借入等について保証(保証類似行為を含む)を行っております。

第108期(平成16年３月31日)

保証先	保証額(百万円)
Fuji Photo Film, Inc.	7,641
Fuji Photo Film Finance U.S.A., Inc.	10,707
Fuji Photo Film Finance (Netherlands) B.V.	7,230
従業員(住宅資金)	17,955
計	43,534

うち外貨建保証債務等

US.$	131,300千	13,877百万円
EURO	52,000〃	6,701　〃

※　輸出荷為替手形割引高は9,337百万円であります。

※　配当制限

商法施行規則第124条第３号に規定する資産に時価を付したことにより増加した純資産額は23,216百万円であります。

第109期(平成17年３月31日)

保証先	保証額(百万円)
Fuji Photo Film, Inc.	7,764
Fuji Photo Film Finance U.S.A., Inc.	2,577
Fuji Photo Film Finance (Netherlands) B.V.	4,443
従業員(住宅資金)	15,670
計	30,456

うち外貨建保証債務等

US.$	96,300千	10,341百万円
EURO	32,000〃	4,443　〃

※　輸出荷為替手形割引高は6,642百万円であります。

※　配当制限

商法施行規則第124条第３号に規定する資産に時価を付したことにより増加した純資産額は24,805百万円であります。

（損益計算書関係）

第108期 （自　平成15年４月１日 至　平成16年３月31日）	第109期 （自　平成16年４月１日 至　平成17年３月31日）
※１　自家製品を宣伝用その他に振替えた額であります。	※１　自家製品を宣伝用その他に振替えた額であります。
※２　低価法による評価減実施額は売上原価に算入されておりその金額は次のとおりであります。 製品　706百万円	※２　低価法による評価減実施額は売上原価に算入されておりその金額は次のとおりであります。 製品　562百万円
※３　販売費に属する費用のおおよその割合は56％であり、一般管理費に属する費用のおおよその割合は44％であります。 主な費目及び金額は次のとおりであります。 運賃等物流費　20,456百万円 広告宣伝費　17,343 販売促進費　11,117 販売諸掛　21,431 給料手当及び賞与　19,166 退職給付費用　2,076 旅費交通費　1,799 消耗品費　1,777 減価償却費　6,159 賃借料　2,096	※３　販売費に属する費用のおおよその割合は54％であり、一般管理費に属する費用のおおよその割合は46％であります。 主な費目及び金額は次のとおりであります。 運賃等物流費　19,789百万円 広告宣伝費　21,296 販売促進費　5,747 販売諸掛　18,573 給料手当及び賞与　17,569 退職給付費用　2,480 旅費交通費　1,743 消耗品費　1,991 減価償却費　7,031 賃借料　1,810
※４　研究開発費の主な費目及び金額は次のとおりであります。 試験用材料費　20,706百万円 給料手当及び賞与　28,279 退職給付費用　2,884 旅費交通費　856 減価償却費　9,227 賃借料　684 なお、当該区分の金額76,638百万円が当社における研究開発費の総額であります。	※４　研究開発費の主な費目及び金額は次のとおりであります。 試験用材料費　21,774百万円 給料手当及び賞与　29,656 退職給付費用　3,115 旅費交通費　1,024 減価償却費　10,534 賃借料　867 なお、当該区分の金額82,216百万円が当社における研究開発費の総額であります。
※５　関係会社に係る主な取引は次のとおりであります。 売上高　533,379百万円 仕入高　218,079 受取配当金　8,387	※５　関係会社に係る主な取引は次のとおりであります。 売上高　521,442百万円 仕入高　229,429 受取配当金　24,821
※６　固定資産除却損の内容は、次のとおりであります。 機械装置　1,797百万円 工具器具備品　1,210 建物他　966 撤去費用　1,105 計　5,080百万円	※６　固定資産除却損の内容は、次のとおりであります。 機械装置　1,864百万円 工具器具備品　1,152 建物他　1,383 撤去費用　1,352 計　5,752百万円
	※７　国内イメージング事業の流通再編に伴う、特約代理店の清算等に要した一時の費用を特別損失として計上したものであります。

（リース取引関係）

<table>
<tr><th>第108期
（自　平成15年４月１日
至　平成16年３月31日）</th><th>第109期
（自　平成16年４月１日
至　平成17年３月31日）</th></tr>
<tr><td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額
<table><tr><th></th><th>取得価額相当額（百万円）</th><th>減価償却累計額相当額（百万円）</th><th>期末残高相当額（百万円）</th></tr><tr><td>機械装置</td><td>239</td><td>114</td><td>124</td></tr><tr><td>工具器具備品</td><td>366</td><td>228</td><td>138</td></tr><tr><td>ソフトウェア等</td><td>17</td><td>9</td><td>7</td></tr><tr><td>合計</td><td>623</td><td>352</td><td>270</td></tr></table>（注）　取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

2　未経過リース料期末残高相当額
１年内　111百万円
１年超　159
合計　270百万円
（注）　未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法により算定しております。

3　支払リース料及び減価償却費相当額
(1) 支払リース料　123百万円
(2) 減価償却費相当額　123百万円

4　減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。</td>
<td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
1　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額
<table><tr><th></th><th>取得価額相当額（百万円）</th><th>減価償却累計額相当額（百万円）</th><th>期末残高相当額（百万円）</th></tr><tr><td>機械装置</td><td>239</td><td>142</td><td>96</td></tr><tr><td>工具器具備品</td><td>306</td><td>237</td><td>68</td></tr><tr><td>ソフトウェア等</td><td>17</td><td>12</td><td>4</td></tr><tr><td>合計</td><td>562</td><td>393</td><td>169</td></tr></table>（注）　取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

2　未経過リース料期末残高相当額
１年内　75百万円
１年超　93
合計　169百万円
（注）　未経過リース料期末残高相当額は、有形固定資産の期末残高等に占めるその割合が低いため、支払利子込み法により算定しております。

3　支払リース料及び減価償却費相当額
(1) 支払リース料　106百万円
(2) 減価償却費相当額　106百万円

4　減価償却費相当額の算定方法
同左</td></tr>
</table>

（有価証券関係）

第108期（平成16年３月31日）				第109期（平成17年３月31日）			
子会社株式及び関連会社株式で時価のあるもの				子会社株式及び関連会社株式で時価のあるもの			
区分	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）	区分	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
(1) 子会社株式	―	―	―	(1) 子会社株式	―	―	―
(2) 関連会社株式	1,054	1,721	666	(2) 関連会社株式	1,054	1,018	△35
合計	1,054	1,721	666	合計	1,054	1,018	△35

（税効果会計関係）

第108期（自　平成15年４月１日　至　平成16年３月31日）		第109期（自　平成16年４月１日　至　平成17年３月31日）	
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
繰延税金資産		繰延税金資産	
棚卸資産評価損等否認	4,757百万円	棚卸資産評価損等否認	4,909百万円
未払費用否認	4,329	未払費用否認	4,642
賞与引当金繰入限度超過額	4,105	賞与引当金繰入限度超過額	4,045
退職給与引当金繰入限度超過額	2,648	退職給与引当金繰入限度超過額	1,654
有価証券評価減否認	1,931	有価証券評価減否認	1,939
その他	4,664	その他	5,906
繰延税金資産合計	22,436	繰延税金資産合計	23,098
繰延税金負債		繰延税金負債	
有価証券評価差額	15,916	有価証券評価差額	16,992
信託資産戻入益否認	8,451	信託資産戻入益否認	8,451
資産買換差益積立金	2,542	資産買換差益積立金	2,461
その他	1,451	その他	2,331
繰延税金負債合計	28,361	繰延税金負債合計	30,236
繰延税金負債の純額	5,925	繰延税金負債の純額	7,138
2　法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳		2　法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳	
法定実効税率	42.0%	法定実効税率	40.6%
受取配当金等永久に益金に算入されない項目	△4.6	受取配当金等永久に益金に算入されない項目	△11.8
試験研究費等の税額控除	△5.2	試験研究費等の税額控除	△4.7
その他	1.0	その他	△1.2
税効果会計適用後の法人税等の負担率	33.2	税効果会計適用後の法人税等の負担率	22.9

（１株当たり情報）

<table>
<tr><th>第108期
（自　平成15年４月１日
至　平成16年３月31日）</th><th>第109期
（自　平成16年４月１日
至　平成17年３月31日）</th></tr>
<tr><td>１株当たり純資産額　2,949.48円

１株当たり当期純利益　105.40円

なお、潜在株式調整後１株当たり当期純利益については、潜在株式が存在しないため記載しておりません。
１株当たり当期純利益の算定上の基礎は、以下のとおりであります。
<table><tr><th></th><th>金額
（百万円）</th></tr><tr><td>当期純利益</td><td>54,219</td></tr><tr><td>普通株主に帰属しない金額
（役員賞与金）</td><td>114</td></tr><tr><td>普通株式に係る当期純利益</td><td>54,105</td></tr></table>
<table><tr><td>普通株式の期中平均株式数（株）</td><td>513,325,553</td></tr></table></td><td>１株当たり純資産額　3,027.50円

１株当たり当期純利益　106.40円

なお、潜在株式調整後１株当たり当期純利益については、潜在株式が存在しないため記載しておりません。
１株当たり当期純利益の算定上の基礎は、次のとおりであります。
<table><tr><th></th><th>金額
（百万円）</th></tr><tr><td>当期純利益</td><td>54,681</td></tr><tr><td>普通株主に帰属しない金額
（役員賞与金）</td><td>112</td></tr><tr><td>普通株式に係る当期純利益</td><td>54,569</td></tr></table>
<table><tr><td>普通株式の期中平均株式数（株）</td><td>512,874,235</td></tr></table></td></tr>
</table>

（重要な後発事象）

該当事項はありません。

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄	株式数(株)	貸借対照表計上額(百万円)
(投資有価証券)		
その他有価証券		
ソニー㈱	5,682,186	24,262
㈱三井住友フィナンシャルグループ	11,323	8,221
三井トラスト・ホールディングス㈱	7,241,029	7,718
三井アセット信託銀行㈱	12,000	4,999
ダイセル化学工業㈱	7,506,600	4,428
野村ホールディングス㈱	2,908,641	4,362
㈱横浜銀行	6,118,903	4,001
日東電工㈱	500,000	2,810
㈱三菱東京フィナンシャル・グループ	3,000	2,790
㈱ヤクルト本社	1,283,000	2,649
大日本印刷㈱	1,235,061	2,160
三井住友海上火災保険㈱	2,099,674	2,063
長瀬産業㈱	1,881,661	2,022
㈱キタムラ	1,700,000	1,599
㈱スタジオアリス	585,000	1,269
㈱静岡銀行	1,114,863	1,207
㈱日興コーディアルグループ	2,149,570	1,152
凸版印刷㈱	814,111	955
㈱サンリッツ	400,000	864
㈱伊予銀行	883,745	837
㈱東京放送	348,810	729
㈱オリエンタルランド	100,000	700
㈱有沢製作所	161,050	628
TeraRecon, Inc.	300,000	531
㈱岡村製作所	630,000	527
双日ホールディングス㈱	987,639	521
㈱みずほフィナンシャルグループ	1,000	507
関西ペイント㈱	756,000	501
大日本スクリーン製造㈱	688,729	499
㈱日本製紙グループ本社	910	450
日本テレビ放送網㈱	26,426	442
㈱四五コーポレーション	37,200	417
㈱大和証券グループ本社	573,681	405
その他87銘柄	12,223,077	4,822
計	60,964,889	92,065

【債券】

銘柄	券面総額(百万円)	貸借対照表計上額(百万円)
(有価証券)		
その他有価証券		
利付国債	4,999	4,999
円建外債	60,499	60,659
(投資有価証券)		
その他有価証券		
利付国債	37,504	37,571
円建外債	79,713	79,951
計	182,715	183,181

【その他】

種類及び銘柄	投資口数等(口)	貸借対照表計上額(百万円)
(投資有価証券)		
その他有価証券		
出資証券	606	2
投資信託受益証券	—	30,145
計	—	30,147

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	204,708	6,978	3,107	208,579	119,772	6,680	88,806
構築物	25,299	903	577	25,625	17,541	784	8,083
機械装置	588,513	33,018	24,822	596,709	478,139	31,988	118,570
車両運搬具	2,563	111	106	2,568	2,241	103	326
工具器具備品	149,454	15,269	17,593	147,130	119,938	12,652	27,192
土地	20,387	5,208	—	25,595	—	—	25,595
建設仮勘定	12,788	32,246	12,612	32,422	—	—	32,422
有形固定資産計	1,003,715	(81,123) 93,736	58,819	1,038,631	737,634	52,211	300,996
無形固定資産							
特許権	1,383	3,572	106	4,850	1,405	733	3,444
借地権	1,602	17	—	1,620	—	—	1,620
商標権	46	1	9	38	31	2	6
ソフトウェア	56,242	22,483	20,566	58,159	26,170	11,660	31,988
その他	218	13	20	212	74	2	137
無形固定資産計	59,494	26,088	20,702	64,880	27,682	12,398	37,197
長期前払費用	9,336	2,838	2,422	9,753	3,871	1,729	5,881

（注）1　建物の主な増加内容は、小田原工場建物増設等1,876百万円、足柄工場建物増設等1,825百万円であり、減少はこれらに伴う旧設備の一部除却等であります。

2　機械装置の主な増加内容は、足柄工場製造合理化設備他17,921百万円であり、減少はこれらに伴う旧設備の一部除却等であります。

3　工具器具備品の主な増加内容は、ライフサイエンス研究所4,858百万円、先進コア技術研究所3,854百万円であり、減少はこれらに伴う旧設備の一部除却等であります。

4　建設仮勘定の主な増加内容は、足柄工場製造合理化設備他11,620百万円、小田原工場製造合理化設備他10,231百万円であります。

5　有形固定資産の当期増加額計の(　)内は、建設仮勘定からの振替を控除した純投資額であります。

6　ソフトウェアの主な増加内容は、自社利用目的ソフトウェアと販売目的ソフトウェアであり、減少は償却終了に伴う取崩等であります。

7　投資その他の資産の長期前払費用については契約期間等により毎期均等額を償却しております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金(百万円)			40,363	—	—	40,363
資本金のうち既発行株式	普通株式	(株)	(514,625,728)	(—)	(—)	(514,625,728)
	普通株式	(百万円)	40,363	—	—	40,363
	計	(株)	(514,625,728)	(—)	(—)	(514,625,728)
	計	(百万円)	40,363	—	—	40,363
資本準備金及びその他資本剰余金	株式払込剰余金	(百万円)	58,575	—	—	58,575
	再評価積立金組入	(百万円)	404	—	—	404
	株式交換差益	(百万円)	—	56	—	56
	計	(百万円)	58,980	56	—	59,036
利益準備金及び任意積立金	Ⅰ利益準備金	(百万円)	10,090	—	—	10,090
	Ⅱ任意積立金					
	配当準備積立金	(百万円)	280	—	—	280
	退職給与積立金	(百万円)	280	—	—	280
	研究基金	(百万円)	285	—	—	285
	海外投資損失積立金	(百万円)	13	—	13	—
	特別割増償却積立金	(百万円)	497	1,737	111	2,123
	資産買換差益積立金	(百万円)	770	3,024	74	3,720
	別途積立金	(百万円)	1,320,305	37,000	—	1,357,305
	小計	(百万円)	1,322,431	41,761	199	1,363,993
	計	(百万円)	1,332,522	41,761	199	1,374,084

(注) 1　当期末における自己株式は5,252,531株であります。
2　資本準備金の増加の原因は、株式交換に伴う自己株式の交付によるものであります。
3　任意積立金の増減の原因は、すべて前期決算の利益処分によるものであります。

【引当金明細表】

区分	前期末残高(百万円)	当期増加額(百万円)	当期減少額(目的使用)(百万円)	当期減少額(その他)(百万円)	当期末残高(百万円)
貸倒引当金	500	317	116	270	430
製品保証引当金	2,725	2,271	2,725	—	2,271
役員退職慰労引当金	395	338	105	—	628

(注)　貸倒引当金の「当期減少額(その他)」欄の金額は、一般債権にかかる貸倒見積高の洗替処理による取崩しであります。

(2) 【主な資産及び負債の内容】

平成17年３月31日現在における主な資産及び負債の内容

(1) 流動資産

(イ)現金預金

現金及び預金の種類別内訳は次のとおりであります。

種類	金額(百万円)
現金	182
預金	
当座預金	3,353
普通預金	1,786
定期預金	32,662
譲渡性預金	91,800
小計	129,602
合計	129,784

(ロ)受取手形

受取手形の主な取引先別内訳は次のとおりであります。

相手先	金額(百万円)
㈱ムサシ	707
三協化学㈱	389
㈱ポラテクノ	230
㈱東陽	217
中京油脂㈱	113
理科研㈱	31
その他	289
合計	1,978

受取手形の期日別内訳は次のとおりであります。

期日別	金額(百万円)	構成比(%)
期末より30日以内の手形	682	34.5
〃 60 〃	516	26.1
〃 90 〃	507	25.7
〃 91日以上の手形	271	13.7
合計	1,978	100.0

(ハ)売掛金

売掛金の主な取引先別内訳は次のとおりであります。

相手先	金額(百万円)
富士フイルムメディカル(株)	24,553
富士フイルムグラフィックシステムズ(株)	16,825
Fuji Photo Film U.S.A., Inc.	14,649
富士フイルムイメージング(株)	12,974
富士フイルムエレクトロニクスマテリアルズ(株)	6,616
その他	65,611
合計	141,231

売掛金の回収及び滞留状況は次のとおりであります。

前期繰越高(百万円)	当期発生高(百万円)	当期回収高(百万円)	期末残高(百万円)	回収率(%)	滞留期間(ヶ月)
140,955	807,626	807,350	141,231	85.1	2.1

(注) 回収率＝ $\frac{当期回収高}{前期繰越高＋当期発生高}$ 　滞留期間＝ 期末残高÷ $\frac{当期発生高}{12ヶ月}$

(ニ)製品

製品残高の内訳は次のとおりであります。

品目	金額(百万円)
感光材料(注) 1	9,558
記録メディア(注) 2	2,540
オフセット印刷材料(注) 3	528
情報記録紙(注) 4	539
写真撮影用機器(注) 5	8,411
現像処理用機器(注) 6	5,637
合計	27,215

(注) 1 フィルム、印画紙
2 磁気テープ、データメディア等
3 PS版(感光性アルミプレート)
4 感圧紙、感熱紙等
5 デジタルカメラ等
6 ミニラボ等

(ホ)半製品

半製品残高の内訳は次のとおりであります。

品目	金額(百万円)
感光材料中間品(注)	19,777
その他	994
合計	20,771

(注)　フィルムベース等

(ヘ)原材料

原材料残高の内訳は次のとおりであります。

品目	金額(百万円)
感光材料用原材料(注)1	4,219
その他原材料(注)2	7,793
包装材料	1,218
合計	13,231

(注)　1　高純度テレフタル酸・溶剤・ゼラチン等
　　　2　諸薬品・感圧原紙・部品等

(ト)仕掛品

仕掛品残高の内訳は次のとおりであります。

品目	金額(百万円)
感光材料	6,574
記録メディア	26
オフセット印刷材料	437
情報記録紙	93
合計	7,132

(チ)貯蔵品

燃料127百万円及び消耗工具等5,957百万円、合計6,084百万円であります。

(2) 固定資産

(イ)関係会社株式

関係会社	金額(百万円)
FUJIFILM America, Inc.	235,677
富士ゼロックス(株)	170,000
Fuji Photo Film Holdings (U.K.) Ltd.	62,997
その他	85,768
合計	554,444

(3) 流動負債

(イ)支払手形及び工事代金支払手形

支払手形(工事代金支払手形含む)の取引先別内訳は次のとおりであります。

取引先	金額(百万円)
鹿島建設(株)	4,410
三協化学(株)	2,534
(株)アトラス	710
(株)錢高組	759
(株)巴川製紙所	535
その他	6,246
合計	15,198

支払手形(工事代金支払手形含む)の期日別内訳は次のとおりであります。

期日別	金額(百万円)	構成比(%)
期末より30日以内の手形	4,416	29.1
〃 60 〃	5,084	33.4
〃 90 〃	4,924	32.4
〃 91日以上の手形	772	5.1
合計	15,198	100.0

(ロ)買掛金

買掛金の主な取引先別内訳は次のとおりであります。

取引先	金額(百万円)
富士フイルムフォトニックス(株)	7,993
富士機器工業(株)	5,845
ダイセル化学工業(株)	2,983
フジノン(株)	2,620
Hong Kong Fuji Photo Logistics Limited	2,167
その他	35,133
合計	56,744

(3) 【その他】

該当事項はありません。

第６　【提出会社の株式事務の概要】

決算期	３月31日
定時株主総会	６月中
基準日	３月31日
株券の種類	1株券、5株券、10株券、50株券、100株券、500株券、1,000株券、5,000株券、10,000株券、100株未満の株式につきその株数を表示した株券
中間配当基準日	９月30日
１単元の株式数	100株
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番３号　UFJ信託銀行株式会社　証券代行部
代理人	東京都千代田区丸の内一丁目４番３号　UFJ信託銀行株式会社
取次所	UFJ信託銀行株式会社　全国各支店 野村證券株式会社　全国本支店
名義書換手数料	無料
新券交付手数料	50円
単元未満株式の買取り・買増し	
取扱場所	東京都千代田区丸の内一丁目４番３号　UFJ信託銀行株式会社　証券代行部
代理人	東京都千代田区丸の内一丁目４番３号　UFJ信託銀行株式会社
取次所	UFJ信託銀行株式会社　全国各支店 野村證券株式会社　全国本支店
買取・買増手数料	株式の売買の委託に係る手数料額として別途定める金額
公告掲載新聞名	東京都において発行する日本経済新聞
株主に対する特典	なし

第７　【提出会社の参考情報】

１　【提出会社の親会社等の情報】

当社には、親会社等はありません。

２　【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

	書類	期	期間	提出
(1)	有価証券報告書及びその添付書類	事業年度（第108期）	自　平成15年４月１日 至　平成16年３月31日	平成16年６月30日 関東財務局長に提出。
(2)	有価証券報告書の訂正報告書	（第105期）	自　平成12年４月１日 至　平成13年３月31日	平成16年12月21日 関東財務局長に提出。
		（第106期）	自　平成13年４月１日 至　平成14年３月31日	
		（第107期）	自　平成14年４月１日 至　平成15年３月31日	
		（第108期）	自　平成15年４月１日 至　平成16年３月31日	
(3)	半期報告書の訂正報告書	（第106期中）	自　平成13年４月１日 至　平成13年９月30日	平成16年12月21日 関東財務局長に提出。
		（第107期中）	自　平成14年４月１日 至　平成14年９月30日	
		（第108期中）	自　平成15年４月１日 至　平成15年９月30日	
(4)	半期報告書	（第109期中）	自　平成16年４月１日 至　平成16年９月30日	平成16年12月24日 関東財務局長に提出。
(5)	自己株式買付状況報告書	報告期間	自　平成17年１月１日 至　平成17年１月31日	平成17年２月14日 関東財務局長に提出。
		報告期間	自　平成17年２月１日 至　平成17年２月28日	平成17年３月15日 関東財務局長に提出。
		報告期間	自　平成17年３月１日 至　平成17年３月31日	平成17年４月11日 関東財務局長に提出。
		報告期間	自　平成17年４月１日 至　平成17年４月30日	平成17年５月11日 関東財務局長に提出。
		報告期間	自　平成17年５月１日 至　平成17年５月31日	平成17年６月14日 関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成16年６月29日

富士写真フイルム株式会社

取 締 役 会　御 中

新日本監査法人

代表社員 関与社員	公認会計士	田　中　　章　㊞
代表社員 関与社員	公認会計士	宮　澤　孝　司　㊞
関与社員	公認会計士	中　谷　喜　彦　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成15年４月１日から平成16年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結資本勘定計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準(連結財務諸表注記２参照)に準拠して、富士写真フイルム株式会社及び連結子会社の平成16年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

独立監査人の監査報告書

平成17年６月29日

富士写真フイルム株式会社
取　締　役　会　　御　中

新日本監査法人

指定社員 業務執行社員	公認会計士	田　中　　章　㊞
指定社員 業務執行社員	公認会計士	宮　澤　孝　司　㊞
指定社員 業務執行社員	公認会計士	髙　橋　治　也　㊞
指定社員 業務執行社員	公認会計士	戸　田　仁　志　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成16年４月１日から平成17年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結資本勘定計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準(連結財務諸表注記２参照)に準拠して、富士写真フイルム株式会社及び連結子会社の平成17年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

独立監査人の監査報告書

平成16年６月29日

富士写真フイルム株式会社
　取締役会　御中

新日本監査法人

代表社員 関与社員	公認会計士	田中　章	㊞
代表社員 関与社員	公認会計士	髙橋治也	㊞
関与社員	公認会計士	戸田仁志	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成15年４月１日から平成16年３月31日までの第108期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、富士写真フイルム株式会社の平成16年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

独立監査人の監査報告書

平成17年６月29日

富士写真フイルム株式会社
　取 締 役 会 　御 中

新日本監査法人

指 定 社 員 業務執行社員	公認会計士	田	中		章	㊞
指 定 社 員 業務執行社員	公認会計士	宮	澤	孝	司	㊞
指 定 社 員 業務執行社員	公認会計士	髙	橋	治	也	㊞
指 定 社 員 業務執行社員	公認会計士	戸	田	仁	志	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている富士写真フイルム株式会社の平成16年４月１日から平成17年３月31日までの第109期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、富士写真フイルム株式会社の平成17年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管しております。

宝印刷株式会社印刷